Filed Pursuant to Rule 424(b)(3)
Registration No. 333-284816

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

Dear Enfusion, Inc. Stockholder:

On January 10, 2025, Enfusion, Inc. (“Enfusion”), Clearwater Analytics Holdings, Inc. (“Clearwater”), Enfusion Ltd. LLC, a subsidiary of Enfusion (“Enfusion OpCo”), Poseidon Acquirer, Inc., a wholly-owned subsidiary of Clearwater (“Acquirer”), Poseidon Merger Sub I, Inc., a wholly-owned subsidiary of Clearwater (“Merger Sub”), and Poseidon Merger Sub II, LLC, an indirect subsidiary of Clearwater (“Merger Sub II”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, (i) Merger Sub II will merge with and into Enfusion OpCo (the “LLC Merger”), with Enfusion OpCo surviving the LLC Merger as an indirect subsidiary of Clearwater, (ii) Merger Sub will merge with and into Enfusion (the “Merger”), with Enfusion surviving the Merger as a direct, wholly-owned subsidiary of Clearwater (the “Surviving Corporation”), and (iii) subject to satisfaction of certain conditions in the Merger Agreement, the Surviving Corporation will merge with and into Acquirer (the “Second Merger” and, together with the Merger, the “Corporate Mergers” and the Corporate Mergers, together with the LLC Merger, the “Mergers”), with Acquirer surviving the Second Merger as a direct, wholly-owned subsidiary of Clearwater. If the Second Merger does not occur, references to the “Mergers” herein will mean the Merger and the LLC Merger.

Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) at the effective time of the Merger (the “Effective Time”), each (x) share of Class A common stock of Enfusion, par value $0.001 per share, that is issued and outstanding immediately prior to the Effective Time (other than shares owned by Enfusion, Clearwater or any of their respective wholly-owned subsidiaries, in each case not held on behalf of third parties) (“Enfusion Common Stock”) and (y) restricted stock unit of Enfusion that is vested as of immediately prior to the Effective Time or that vests in accordance with its terms as a result of the consummation of the Merger (“Enfusion Vested RSUs”) and (ii) at the effective time of the LLC Merger (the “LLC Merger Effective Time”), each unit of common limited liability company membership interest (other than units owned by Enfusion, Clearwater or any of their respective wholly-owned subsidiaries, in each case not held on behalf of third parties) in Enfusion OpCo outstanding as of immediately prior to the LLC Merger Effective Time (the “Enfusion Common Unit” and together with Enfusion Common Stock and Enfusion Vested RSUs, each, an “Eligible Share”) will be automatically cancelled and cease to exist and will be converted into the right, at the election of the holder of such Eligible Share, to elect to receive (together, the “Merger Consideration”), subject to proration according to the terms of the Merger Agreement to the extent any election is oversubscribed, either:

(a)

(i) cash in an amount equal to $5.85 and (ii) a number of shares of Class A common stock of Clearwater, par value $0.001 per share (the “Clearwater Common Stock”) equal to the Per Share Parent Stock Amount (as defined herein) (the “Per Share Mixed Consideration”);

(b)	a number of shares of Clearwater Common Stock equal to the Exchange Ratio (as defined herein) (the “Per Share Stock Consideration”); or

(c)	cash in an amount equal to the Aggregate Consideration Per Share (as defined herein) (the “Per Share Cash Consideration”); and

in each case, cash in lieu of fractional shares of Clearwater Common Stock that such holder of Eligible Share would otherwise be entitled to receive.

Regardless of the Merger Consideration elected, the value paid per share of Enfusion Common Stock will be equalized in connection with the consummation of the Mergers such that the value of each Merger Consideration election will be substantially the same.

The “Per Share Parent Stock Amount” will be determined by dividing $5.40 by the volume-weighted average price (such price, the “Final Parent Stock Price”) of one share of Clearwater Common Stock for the ten-trading day period ending on (and including) the second to last trading day prior to (but not including) the closing date of the Mergers (the “Closing Date”); provided that (x) if the Final Parent Stock Price is less than or equal to $25.0133, then the Per Share Parent Stock Amount will be deemed to be 0.2159 and (y) if the Final Parent Stock Price is greater than or equal to $30.5718, then the Per Share Parent Stock Amount will be deemed to be 0.1766. The “Aggregate Consideration Per Share” will be determined by dividing the Aggregate Consideration by the total number of Eligible Shares. The “Aggregate Consideration” will be determined as the sum of (i) a number of shares of Clearwater Common Stock equal to the product of (x) the Per Share Parent Stock Amount multiplied by (y) the total number of Eligible Shares multiplied by (z) the Final Parent Stock Price and (ii) the product of $5.85 multiplied by the total number of Eligible Shares. The “Exchange Ratio” will be determined by dividing the Aggregate Consideration Per Share by the Final Parent Stock Price.

Accordingly, if the Final Parent Stock Price were between $25.0133 and $30.5718, the implied value of the Aggregate Consideration Per Share would be $11.25; if the Final Parent Stock Price were greater than $30.5718, the implied value of the Aggregate Consideration Per Share would be greater than $11.25; and if the Final Parent Stock Price were less than $25.0133, the implied value of the Aggregate Consideration Per Share would be less than $11.25. The Final Parent Stock Price and the actual value of the Per Share Mixed Consideration, the Per Share Stock Consideration and the Per Share Cash Consideration will depend on the trading price of Clearwater Common Stock, which is subject to fluctuation, including during the period until the Closing Date. Shares of Enfusion Common Stock are listed on the New York Stock Exchange under the symbol “ENFN.” Shares of Clearwater Common Stock are listed on the New York Stock Exchange under the symbol “CWAN.” We encourage you to obtain current market quotations for both Enfusion Common Stock and Clearwater Common Stock.

Additionally, at the Effective Time, each share of Class B common stock of Enfusion, par value $0.001 per share (“Enfusion Class B Common Stock” and holders of Enfusion Common Stock and Enfusion Class B Common Stock collectively, the “Enfusion Stockholders”), that is issued and outstanding immediately prior to the Effective Time will be automatically cancelled and cease to exist and no consideration will be delivered in exchange therefor.

Concurrently and in connection with the execution of the Merger Agreement, Clearwater entered into voting agreements (the “Voting Agreements”) with each of (i) FTV IV, L.P., (ii) FTV Investment Holdings, L.P., (iii) ISP V-B EF LP, (iv) ISP V Main Fund EF LLC, (vi) ICONIQ Strategic Partners V, L.P., (vii) ICONIQ Strategic Partners V-B, L.P., (viii) Oleg Movchan and (ix) CSL Tech Holdings, LLC (each, a “Significant Stockholder”). Subject to the terms and conditions of each of the Voting Agreements, each Significant Stockholder has agreed, among other things, to vote all of Enfusion Common Stock, Enfusion Class B Common Stock and Enfusion Common Units held by them (representing in the aggregate approximately 45% of the total voting power of Enfusion outstanding as of January 7, 2025) in favor of the adoption of the Merger Agreement.

Furthermore, concurrently and in connection with the execution of the Merger Agreement, Enfusion and certain members of Enfusion OpCo have entered into that certain Amendment No. 1 to the Tax Receivable Agreement (the “TRA Amendment”), pursuant to which such holder of Enfusion Common Units will receive Additional Unit Consideration (as defined in the TRA Amendment) in addition to the Merger Consideration.

The special committee (the “Special Committee”) of the board of directors of Enfusion (the “Enfusion Board”) unanimously (i) concluded that the terms and conditions of the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, (ii) recommended that the Enfusion Board (a) adopt a resolution (x) adopting and approving (including for purposes of Section 203 of the DGCL), the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement and (y) declaring that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, and (b) recommended that the Enfusion Stockholders adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Mergers, (iii) recommended that the Enfusion Board adopt a resolution recommending that the Enfusion Stockholders vote their shares in favor of adopting the Merger Agreement at a special meeting of the Enfusion Stockholders.

The Enfusion Board (acting on the unanimous recommendation of the Special Committee) unanimously (i) determined that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, (ii) adopted and approved the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, (iii) directed that the Merger Agreement be submitted to Enfusion Stockholders entitled to vote thereon for adoption thereby and (iv) resolved to recommend that such stockholders adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Mergers.

In connection with the proposed Mergers, Enfusion will hold a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, Enfusion Stockholders will be asked to vote on (i) a proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”) and (ii) a proposal to approve one or more adjournments of the Special Meeting, if necessary or appropriate, to permit solicitation of additional votes or proxies if there are not sufficient votes to approve the Merger Agreement Proposal (the “Adjournment Proposal”). Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of Enfusion Common Stock and Enfusion Class B Common Stock outstanding entitled to vote thereon, and approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast affirmatively and negatively on the applicable proposal, assuming a quorum is present. The Special Meeting will be held virtually via live audio webcast at http://www.virtualshareholdermeeting.com/ENFN2025SM, on April 17, 2025, at 9:00 a.m., Central Time. The board of directors of Enfusion unanimously recommends that stockholders of Enfusion vote (i) “FOR” the Merger Agreement Proposal and (ii) “FOR” the Adjournment Proposal.

Your vote is very important. The obligations of Enfusion and Clearwater to complete the Mergers are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including approval of the Merger Agreement Proposal by the stockholders of Enfusion. We cannot complete the Mergers unless the stockholders of Enfusion vote to approve the Merger Agreement Proposal.

This Proxy Statement/Prospectus contains or references detailed information about Enfusion, Clearwater, the Special Meeting, the Merger, the Merger Agreement and the business to be considered by the stockholders of Enfusion at the Special Meeting. Please carefully read this entire Proxy Statement/Prospectus, including the section titled “Risk Factors” beginning on page 31 of this Proxy Statement/Prospectus for a discussion of the risks relating to the Merger. You also can obtain information about Enfusion from documents that it has filed with the Securities and Exchange Commission.

Sincerely,

/s/ Oleg Movchan
Oleg Movchan Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Mergers or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Proxy Statement/Prospectus is dated March 20, 2025 and is first being mailed to stockholders of Enfusion on or about March 20, 2025.

ENFUSION, INC.

125 South Clark Street, Suite 750

Chicago, IL 60603

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 17, 2025

This is a notice that a special meeting of stockholders of Enfusion, Inc. (“Enfusion”) will be held on April 17, 2025, beginning at 9:00 a.m., Central time. The Special Meeting will be a completely virtual, live audio webcast meeting of stockholders and will be held for the following purposes:

1.

to adopt the Agreement and Plan of Merger, dated as of January 10, 2025 (such agreement, as it may be amended from time to time, the “Merger Agreement”), by and among Enfusion, Enfusion Ltd. LLC (“Enfusion OpCo”), Clearwater Analytics Holdings, Inc. (“Clearwater”), Poseidon Acquirer, Inc. (“Acquirer”), Poseidon Merger Sub I, Inc. (“Merger Sub”) and Poseidon Merger Sub II, LLC (“Merger Sub II”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub II will merge with and into Enfusion OpCo (the “LLC Merger”), with Enfusion OpCo surviving the LLC Merger as an indirect subsidiary of Clearwater, (ii) Merger Sub will merge with and into Enfusion (the “Merger”), with Enfusion surviving the Merger as a direct, wholly-owned subsidiary of Clearwater (the “Surviving Corporation”), and (iii) subject to the satisfaction of certain conditions set forth in the Merger Agreement prior to the effective time of the Merger, the Surviving Corporation will merge with and into Acquirer (the “Second Merger,” and, together with the Merger and LLC Merger, the “Mergers”), with Acquirer surviving the Second Merger as a direct, wholly-owned subsidiary of Clearwater, and to approve the Mergers (adoption of the Merger Agreement and approval of the Merger, the “Merger Agreement Proposal”); and

2.	to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement Proposal (the “Adjournment Proposal”).

The accompanying Proxy Statement/Prospectus describes the proposals listed above in more detail. Please refer to the accompanying Proxy Statement/Prospectus, including the Merger Agreement and the other annexes and documents included in, or incorporated by reference into, the accompanying Proxy Statement/Prospectus for further information with respect to the business to be transacted at the Special Meeting. You are encouraged to read the entire Proxy Statement/Prospectus carefully before voting. In particular, see the section titled “Risk Factors.”

The board of directors of Enfusion (the “Enfusion Board”) unanimously (i) determined that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement (the “Transactions”) are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, (ii) adopted and approved the Merger Agreement, the Mergers and the other Transactions, (iii) directed that the Merger Agreement be submitted to Enfusion Stockholders entitled to vote thereon for adoption thereby and (iv) resolved to recommend that such Enfusion Stockholders adopt the Merger Agreement and approve the Transactions, including the Mergers. The Enfusion Board unanimously recommends that Enfusion Stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Adjournment Proposal.

The Enfusion Board has fixed the close of business on March 20, 2025 as the record date for determination of Enfusion Stockholders entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. Only holders of record of Enfusion Class A common stock (“Enfusion Common Stock”) and Enfusion Class B common stock (“Enfusion Class B Common Stock”) as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting.

i

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN.

The transactions cannot be completed unless the Merger Agreement Proposal is approved by the affirmative vote, virtually or by proxy, of holders of at least a majority of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock entitled to vote thereon.

Further, the affirmative vote, virtually or by proxy, of a majority of the votes properly cast for or against the Adjournment Proposal by holders of shares of Enfusion Common Stock and Enfusion Class B Common Stock represented at the Special Meeting is required to approve the Adjournment Proposal.

Whether or not you expect to participate in the Special Meeting, Enfusion urges you to submit a proxy to have your shares voted as promptly as possible either: (1) via the Internet at http://www.virtualshareholdermeeting.com/ENFN2025SM (see proxy card for instructions); (2) by telephone (see proxy card for instructions); or (3) by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Special Meeting. If your shares are held in “street name” by a bank, brokerage firm or other nominee, please follow the instructions on the voting instruction card furnished by such bank, brokerage firm or other nominee. Any stockholder of record participating in the Special Meeting may vote even if such stockholder has returned a proxy card. However, if your shares are held in “street name” you must obtain a legal proxy from the bank, brokerage firm or nominee to vote at the Special Meeting.

Enfusion Stockholders of record as of March 20, 2025 will be able to participate in the Special Meeting by visiting http://www.virtualshareholdermeeting.com/ENFN2025SM and entering the 16-digit control number included on your proxy card or voting instruction card that accompanied your proxy materials.

If you have any questions about the Special Meeting, the Transactions, the proposals or the accompanying Proxy Statement/Prospectus, would like additional copies of the Proxy Statement/Prospectus, need to obtain proxy cards or other information related to this proxy solicitation or need help submitting a proxy or voting your shares of Enfusion Common Stock or Enfusion Class B Common Stock, you should contact:

Enfusion, Inc.

125 South Clark Street, Suite 750

Chicago, IL 60603

(312) 253-9800

Attention: Investor Relations

or

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York City, NY 10022

Banks and Brokerage Firms Call: (212) 750-5833

Stockholders Call Toll Free: (877) 750-0637

By order of the board of directors

/s/ Oleg Movchan

Chief Executive Officer

Dated: March 20, 2025

Chicago, Illinois

ADDITIONAL INFORMATION

This Proxy Statement/Prospectus incorporates important business and financial information about Clearwater and Enfusion from other documents that Clearwater and Enfusion have filed with the U.S. Securities and Exchange Commission (the “SEC”) and that are contained in or incorporated by reference into this Proxy Statement/Prospectus. For a listing of documents incorporated by reference into this Proxy Statement/Prospectus, please see the section titled “Where You Can Find More Information.” This information is available for you to review on the SEC’s website at www.sec.gov.

You can obtain copies of this Proxy Statement/Prospectus and the documents incorporated by reference into this Proxy Statement/Prospectus free of charge by requesting them in writing or by telephone at the following addresses and telephone numbers:

For Information Regarding Clearwater: Clearwater Analytics Holdings, Inc. 777 W. Main Street, Suite 900 Boise, ID 83702 (208) 433-1200 Attention: Investor Relations	For Information Regarding Enfusion: Enfusion, Inc. 125 South Clark Street, Suite 750 Chicago, IL 60603 (312) 253-9800 Attention: Investor Relations

In addition, you may obtain copies of documents filed by Clearwater with the SEC by accessing Clearwater’s website at https://investors.clearwateranalytics.com/overview. You may also obtain copies of documents filed by Enfusion with the SEC by accessing Enfusion’s website at http://ir.enfusion.com. We are not incorporating the contents of the websites of the SEC, Clearwater, Enfusion or any other entity into this Proxy Statement/Prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this Proxy Statement/Prospectus at these websites only for your convenience.

In addition, if you have questions about the Special Meeting, the Transactions, the proposals or this Proxy Statement/Prospectus, would like additional copies of the Proxy Statement/Prospectus, need to obtain proxy cards or other information related to the proxy solicitation or need help submitting a proxy or voting your shares of Enfusion Common Stock or Enfusion Class B Common Stock, you may contact Innisfree M&A Incorporated (“Innisfree”) at the address and telephone number listed below. You will not be charged for any of these documents that you request.

Innisfree M&A Incorporated

Banks and Brokerage Firms Call: (212) 750-5833

Stockholders Call Toll Free: (877) 750-0637

If you would like to request any documents, please do so by April 10, 2025, which is the date that is five business days prior to the date of the Special Meeting, in order to receive them before the Special Meeting.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Clearwater, constitutes a prospectus of Clearwater under the Securities Act of 1933, as amended (the “Securities Act”), with respect to Clearwater Common Stock to be issued to Enfusion Securityholders (as defined below) pursuant to the Transactions. This Proxy Statement/Prospectus also constitutes a proxy statement for Enfusion under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a notice of meeting with respect to the Special Meeting of Enfusion Stockholders.

You should rely only on the information contained in or incorporated by reference into this Proxy Statement/Prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated March 20, 2025, and you should assume that the information contained in this Proxy Statement/Prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this Proxy Statement/Prospectus is accurate only as of the date of such information.

This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this Proxy Statement/Prospectus regarding Clearwater has been provided by Clearwater, and information contained in this Proxy Statement/Prospectus regarding Enfusion has been provided by Enfusion.

v

QUESTIONS AND ANSWERS

The following questions and answers are intended to briefly address some commonly asked questions regarding the Transactions, the Merger Agreement and the Special Meeting. These questions and answers may not address all questions that may be important to you as an Enfusion Stockholder. Please refer to the section titled “Summary” and the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the annexes to this Proxy Statement/Prospectus and the documents referred to in this Proxy Statement/Prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this Proxy Statement/Prospectus without charge by following the instructions under the section titled “Where You Can Find More Information.”

Q:	Why am I receiving this Proxy Statement/Prospectus?

A:

Enfusion, Inc. (“Enfusion”) is sending these materials to its stockholders to help them decide how to vote their shares of Enfusion Class A common stock, par value $0.001 per share (“Enfusion Common Stock”), and Enfusion Class B common stock, par value $0.001 per share (“Enfusion Class B Common Stock,” and holders of Enfusion Common Stock and Enfusion Class B Common Stock collectively, the “Enfusion Stockholders”), with respect to (i) the adoption of the Agreement and Plan of Merger, dated as of January 10, 2025, by and among Enfusion, Enfusion Ltd. LLC (“Enfusion OpCo”), Clearwater Analytics Holdings, Inc. (“Clearwater”), Poseidon Acquirer, Inc. (“Acquirer”), Poseidon Merger Sub I, Inc. (“Merger Sub”) and Poseidon Merger Sub II, LLC (“Merger Sub II”), which agreement provides for the acquisition of Enfusion by Clearwater (such agreement, as it may be amended from time to time, the “Merger Agreement”), a copy of which is included as Annex A to this Proxy Statement/Prospectus, and approval of the Mergers (as defined below), and (ii) the adjournment of the Special Meeting of Enfusion Stockholders to be held on April 17, 2025 (the “Special Meeting”), if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement Proposal (as defined below).

This document constitutes both a proxy statement of Enfusion and a prospectus of Clearwater. It is a proxy statement because Enfusion is soliciting proxies from its stockholders. It is a prospectus because Clearwater will issue shares of its Class A common stock, par value $0.001 per share (“Clearwater Common Stock”), in exchange for (i) shares of Enfusion Common Stock, (ii) Enfusion RSUs (as defined below) that are vested as of immediately prior to the Effective Time or that vest in accordance with their terms as a result of the consummation of the Mergers (“Enfusion Vested RSUs”) and (iii) units of common limited liability company membership interest in Enfusion OpCo (the “Enfusion Common Units,” and collectively with Enfusion Common Stock and Enfusion Vested RSUs, the “Eligible Shares,” and holders of Eligible Shares, the “Enfusion Securityholders”) in the Transactions (as defined below) if the Transactions are completed.

Q:	What are the Transactions?

A:

Enfusion has agreed to be acquired by Clearwater under the terms of the Merger Agreement, which is further described in this Proxy Statement/Prospectus. If the Merger Agreement is adopted by Enfusion Stockholders and the other conditions to Closing (as defined below) under the Merger Agreement are satisfied or waived, the following transactions (the “Transactions”) will be consummated:

•	Merger Sub II will merge with and into Enfusion OpCo (the “LLC Merger”), with Enfusion OpCo surviving the LLC Merger and becoming an indirect subsidiary of Clearwater (the “Surviving Corporation”);

•	Merger Sub will merge with and into Enfusion (the “Merger”), with Enfusion surviving the Merger and becoming a direct, wholly-owned subsidiary of Clearwater;

•

following the effective time of the Merger (the “Effective Time”) and subject to the satisfaction, prior to the Effective Time, of certain conditions specified in the Merger Agreement, Enfusion, the surviving company of the Merger, will merge with and into Acquirer (the “Second Merger” and together with the

Merger, the “Corporate Mergers” and the Corporate Mergers, together with the LLC Merger, the “Mergers”), with Acquirer surviving the Second Merger as a direct, wholly-owned subsidiary of Clearwater (the “Second Surviving Corporation”).

Q:	What is the TRA Amendment?

A:

As described in more detail in the section titled “The Transactions—TRA Amendment,” in connection with Enfusion’s initial public offering in October 2021 (the “IPO”), Enfusion entered into a tax receivable agreement, dated October 19, 2021, with Enfusion OpCo, FTV IV, L.P., CSL Tech Holdings, LLC, ISP V-B EF LP and ISP V Main Fund EF LLC (collectively, excluding Enfusion OpCo, the “TRA Amendment Parties”), and each of the other persons from time to time party thereto (together with the TRA Amendment Parties, the “TRA Parties” and such agreement, the “TRA”). The TRA provided for the payment by Enfusion to such TRA Parties of 85% of the benefits, if any, that Enfusion actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of: (i) existing tax basis acquired in the IPO; (ii) increases in existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Enfusion OpCo as a result of sales or exchanges (or deemed exchanges) of Enfusion Common Units for shares of Enfusion Common Stock or distributions (or deemed distributions) with respect to Enfusion Common Units in connection with or after the IPO; (iii) Enfusion’s utilization of certain tax attributes of certain entities that are taxable as corporations for U.S. federal income tax purposes in which the TRA Parties hold interests; and (iv) certain other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA. The TRA also provides for termination of the TRA and an early termination payment by Enfusion in connection with a change of control of Enfusion.

On January 10, 2025, in connection with the execution of the Merger Agreement, Enfusion, Enfusion OpCo and the TRA Amendment Parties entered into the TRA Amendment in accordance with the terms of the TRA, pursuant to which such parties agreed to terminate the TRA immediately at the Effective Time on the terms set forth in the TRA Amendment. In connection with the termination, Enfusion has agreed to pay the TRA Parties an aggregate termination payment equal to $30 million minus any payments made under the TRA to the TRA Parties between January 10, 2025, and the Effective Time.

Such aggregate termination payment is expected to be less than the aggregate payment that would have been payable under the TRA absent the TRA Amendment (based on certain facts and assumptions, the reduction was estimated to be approximately $105 million, constituting an approximate 78% discount to the estimated aggregate payment of approximately $135 million that would have otherwise been payable to the TRA Parties under the terms of the TRA).

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the Merger Agreement Proposal?

A:

Yes. You should read and carefully consider the risks set forth in the section titled “Risk Factors.” You should also read and carefully consider the risks related to Clearwater and Enfusion contained in the documents that are incorporated by reference into this Proxy Statement/Prospectus.

Q:	What will holders of Eligible Shares receive for their shares if the Transactions are completed?

A:

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each Eligible Share will be automatically cancelled and cease to exist and will be converted into the right, at the election of the holder of such Eligible Share, to receive (together, the “Merger Consideration”), subject to proration according to the terms of the Merger Agreement to the extent any election is oversubscribed, either:

(a)	(i) cash in an amount equal to $5.85 and (ii) a number of shares of Clearwater Common Stock equal to the Per Share Parent Stock Amount (as defined herein) (the “Per Share Mixed Consideration”);

(b)	a number of shares of Clearwater Common Stock equal to the Exchange Ratio (as defined herein) (the “Per Share Stock Consideration”); or

(c)	cash in an amount equal to the Aggregate Consideration Per Share (as defined herein) (the “Per Share Cash Consideration”); and

in each case, cash in lieu of fractional shares of Clearwater Common Stock that such holder of Eligible Share would otherwise be entitled to receive.

Regardless of the Merger Consideration elected, the value paid per share of Enfusion Common Stock will be equalized in connection with the consummation of the Mergers on the terms and subject to the conditions set forth in the Merger Agreement such that the value of each Merger Consideration election will be substantially the same.

The “Per Share Parent Stock Amount” will be determined by dividing $5.40 by the volume-weighted average price (such price, the “Final Parent Stock Price”) of Clearwater Common Stock for the ten-trading day period ending on (and including) the second to last trading day prior to (but not including) the closing date of the Mergers (the “Closing Date”); provided that (x) if the Final Parent Stock Price is less than or equal to $25.0133, then the Per Share Parent Stock Amount shall be deemed to be 0.2159 and (y) if the Final Parent Stock Price is greater than or equal to $30.5718, then the Per Share Parent Stock Amount shall be deemed to be 0.1766. The “Aggregate Consideration Per Share” will be determined by dividing the Aggregate Consideration by the total number of Eligible Shares. The “Aggregate Consideration” will be determined as the sum of (i) a number of shares of Clearwater Common Stock equal to the product of (x) the Per Share Parent Stock Amount multiplied by (y) the total number of Eligible Shares multiplied by (z) the Final Parent Stock Price and (ii) the product of $5.85 multiplied by the total number of Eligible Shares. The “Exchange Ratio” will be determined by dividing the Aggregate Consideration Per Share by the Final Parent Stock Price.

Accordingly, if the Final Parent Stock Price were between $25.0133 and $30.5718, the implied value of the Aggregate Consideration Per Share would be $11.25; if the Final Parent Stock Price were greater than $30.5718, the implied value of the Aggregate Consideration Per Share would be greater than $11.25; and if the Final Parent Stock Price were less than $25.0133, the implied value of the Aggregate Consideration Per Share would be less than $11.25. The Final Parent Stock Price and the actual value of the Per Share Mixed Consideration, the Per Share Stock Consideration and the Per Share Cash Consideration will depend on the trading price of Clearwater Common Stock, which is subject to fluctuation, including during the period until the Closing Date. See “Summary—Merger Consideration” for a table illustrating the impact of changes in the Final Parent Stock Price on the Per Share Parent Stock Amount to be received as part of the Per Share Mixed Consideration, the Per Share Stock Consideration, the Per Share Cash Consideration and the implied value per share of Enfusion Common Stock over a range of assumed Final Parent Stock Prices. For each day from the date of the mailing of this Proxy Statement/Prospectus through the Election Deadline (as defined below), the volume-weighted average price of Clearwater Common Stock for the ten-trading day period ending on (and including) the trading day preceding the date on which Enfusion Stockholders access this information will be available by 4:30 p.m., New York City time, at https://investors.clearwateranalytics.com and can also be obtained by contacting Innisfree at the address and telephone number listed in this Proxy Statement/Prospectus.

For additional information regarding the consideration to be received in the Transactions, see the section titled “The Transactions—Merger Consideration.”

Q:	What happens if I am eligible to receive a fraction of a share of Clearwater Common Stock as part of the Per Share Mixed Consideration or Per Share Stock Consideration?

A:

If the aggregate number of shares of Clearwater Common Stock that you are entitled to receive as part of the Per Share Mixed Consideration or Per Share Stock Consideration would otherwise include a fraction of a share of Clearwater Common Stock, you will receive cash in lieu of that fractional share. See the section titled “The Transactions—Exchange of Shares; Elections as to Form of Consideration.”

Q:	How and when do I make my Merger Consideration election?

A:

You are receiving a separate election form (the “Election Form”) concurrently with this Proxy Statement/Prospectus. You will make your election by properly completing, signing and returning the Election Form. In addition, if you hold stock certificates representing Enfusion Common Stock (the “Stock Certificates”), you must return your Stock Certificates (or guaranty of delivery of such Stock Certificates) to the Exchange Agent (as defined below) in connection with the Transactions. If you do not send in the Election Form with such Stock Certificates, if applicable, such that it is received by the Exchange Agent by the Election Deadline, you will be treated as though you had not made an election. Carefully review and follow the instructions accompanying the Election Form. If you own Enfusion Common Stock in “street name” through a bank, brokerage firm or other nominee and you wish to make an election, you should follow the instructions provided by your bank, brokerage firm or other nominee when making your election.

The Election Deadline will be 5:00 p.m., Eastern time, one business day prior to the Special Meeting. Clearwater and Enfusion will publicly announce the anticipated Election Deadline not more than 10 nor fewer than four business days prior to the Election Deadline.

Provided that all conditions to the consummation of the Transactions are satisfied, we expect that the Transactions will close two business days after the Enfusion Stockholders vote to approve the Transactions at the Special Meeting. The Final Parent Stock Price will be determined on the second to last trading day prior to (but not including) the Closing Date of the Transactions. As a result, the Final Parent Stock Price, and the exact amount of Merger Consideration that each Enfusion Stockholder will receive as a result of their Merger Consideration election, will not be known until shortly after the Election Deadline.

Do NOT submit any Stock Certificates (or evidence of shares in book-entry form) with your proxy card.

For more details on the election procedures, see “The Transactions—Exchange of Shares; Elections as to Form of Consideration.”

Q:	What do I do if I want to revoke my election?

A:

You may change or revoke your election at any time during the election period, by written notice to the Exchange Agent prior to the Election Deadline or by withdrawal of your Enfusion Stock Certificates (or of the guarantee of delivery of such Stock Certificates), if applicable, previously deposited with the Exchange Agent prior to the Election Deadline.

Q:	May I transfer shares after I make the election?

A:

Enfusion Stockholders who have made elections will be unable to sell or otherwise transfer their shares after making the election, unless the election is properly revoked before the Election Deadline or unless the Merger Agreement is terminated. Enfusion Stockholders who acquire shares after the Election Deadline will be unable to make an election for their shares, and their shares will be treated as Non-Election Shares (as defined below).

Q:	What happens if I do not make a valid Merger Consideration election?

A:

If you do not return a properly completed Election Form by the Election Deadline, your Eligible Shares will be considered Non-Election Shares and will be converted into the right to receive the Per Share Stock Consideration or Per Share Cash Consideration according to the allocation procedures specified in the Merger Agreement. Generally, in the event one form of Merger Consideration (i.e., cash or shares of Clearwater Common Stock) is undersubscribed, Non-Election Shares will be allocated the undersubscribed consideration.

Q:	If I make a valid Merger Consideration election, could I receive a form of Merger Consideration that I did not elect to receive?

A:

If, after the Non-Election Shares have been allocated any undersubscribed consideration, there still remains undersubscribed consideration, then shares of Enfusion Common Stock electing the oversubscribed form of Merger Consideration will be allocated the undersubscribed consideration pursuant to the proration and adjustment procedures. Accordingly, there is no guarantee that you will receive your elected form of Merger Consideration for all of your Eligible Shares. In the event proration is necessary, electing shares will be allocated the undersubscribed consideration only after the undersubscribed consideration is allocated to Non-Election Shares.

Q:	How will I receive the Merger Consideration to which I am entitled?

A:

After receiving the proper documentation from you, following the completion of the Mergers, the Exchange Agent will provide to you the cash consideration and/or stock consideration to which you are entitled. More information on the documentation you are required to deliver to the Exchange Agent may be found in the section titled “The Merger Agreement—Election Procedures.”

Q:	What will happen to Enfusion as a result of the Transactions?

A:

If the Transactions are completed, Enfusion will cease to be publicly traded and Acquirer, as the surviving corporation of the Second Merger, will succeed to all of Enfusion’s rights and liabilities and continue as a direct, wholly-owned subsidiary of Clearwater. However, if the Second Merger Conditions are not satisfied and the Second Merger is not completed, but the Transactions are otherwise completed, Enfusion, as the surviving corporation of the Merger, will become a direct, wholly-owned subsidiary of Clearwater. In either case, Enfusion will no longer be a publicly held company and Enfusion Common Stock will be delisted from the NYSE and deregistered under the Exchange Act as a result of the Transactions.

Q:	What are the conditions to Closing that must be satisfied to complete the Transactions and can the parties waive the conditions to Closing?

A:

There are a number of conditions to the Closing of the Transactions. For a summary of the conditions that must be satisfied or waived prior to the consummation of the Transactions, see the section titled “The Merger Agreement—Conditions to the Transactions.” The conditions to Closing can be waived by the applicable parties to the extent permitted by applicable law, but no party is required to waive any conditions to Closing.

If the parties were to waive any conditions to Closing—such as the condition that: (i) the shares of Clearwater Common Stock to be issued to Enfusion Securityholders in the LLC Merger and Merger be approved for listing and trading on the NYSE, (ii) the representations and warranties of Enfusion and Clearwater must be true and correct as of the Closing, subject to certain materiality or material adverse effect qualifiers, or (iii) no material adverse effect has occurred on the other party—such waiver may have an adverse effect on Enfusion and Clearwater and their respective stockholders. For a summary of the potential risks relating to the Transactions, see the section titled “Risk Factors—Risks Relating to the Transactions.”

Q:	What are the U.S. federal income tax consequences of the Corporate Mergers?

A

The U.S. federal income tax consequences of the Corporate Mergers will depend primarily upon whether the Corporate Mergers, taken together, qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Because Enfusion Stockholders will receive Clearwater Common Stock in partial consideration for their Enfusion Common Stock, the Corporate Mergers may qualify as a “reorganization” that may permit partial deferral of taxation if certain conditions are met.

The Merger and the LLC Merger are not conditioned on a ruling from the U.S. Internal Revenue Service (the “IRS”) or an opinion of counsel that the Corporate Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code. While Clearwater and Enfusion intend to complete the Merger, they do not intend to complete the Second Merger unless (i) Clearwater receives an opinion from Kirkland & Ellis LLP and (ii) Enfusion receives an opinion from Dechert LLP (or, in either case, another nationally recognized tax counsel reasonably acceptable to both Clearwater and Enfusion) (collectively, “Tax Counsel”), in each case, that the Corporate Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code (together, the “Opinions”, and the receipt of the Opinions, the “Second Merger Conditions”), and Clearwater and Acquirer’s obligations to complete the Second Merger are conditioned upon delivery of the Opinions.

Each of Clearwater and Enfusion have covenanted in the Merger Agreement to use commercially reasonable efforts to obtain the Opinions. In addition, the Merger Agreement provides that none of Clearwater, Acquirer, Merger Sub or Merger Sub II shall take any action or fail to take any action that would reasonably be expected to cause the Corporate Mergers, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For the Corporate Mergers to qualify as a “reorganization” under Section 368(a) of the Code, certain requirements must be satisfied. These requirements include the “continuity of interest” requirement as described in the U.S. Department of the Treasury Regulations (“Treasury Regulations”) Section 1.368-1(e). Under regulatory guidance, for the “continuity of interest” requirement to be satisfied, at least 40% (by value) of the aggregate total consideration received by Enfusion Stockholders in the Merger must consist of Clearwater Common Stock. The value of Clearwater Common Stock received by Enfusion Stockholders as Merger Consideration will not be determined until the second to last trading day prior to (but not including) the Closing Date. The “continuity of interest” requirement is expected to be satisfied unless the value of Clearwater Common Stock declines significantly from its value as of the last business day prior to the execution of the Merger Agreement on January 10, 2025.

Assuming the Corporate Mergers, taken together, qualify as a “reorganization” under Section 368(a) of the Code, a U.S. Holder (as defined in the section titled “The Transactions—Material U.S. Federal Income Tax Consequences of the Corporate Mergers”) generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Enfusion Common Stock for shares of Clearwater Common Stock pursuant to the Merger, except, and to the extent of, the cash Merger Consideration (and in connection with cash in lieu of fractional shares of Clearwater Common Stock) received by such Enfusion Stockholder.

However, it is possible that the value of Clearwater Common Stock (determined on the second to last trading day prior to, but not including, the Closing Date) will not be sufficient for the “continuity of interest” requirement to be satisfied. In that case, the Corporate Mergers would not qualify as a “reorganization” under Section 368(a) of the Code, and it is not intended that the Second Merger is completed. Accordingly, the Merger would be completed, and the receipt of the Merger Consideration would be treated as a taxable transaction.

In addition, the U.S. federal income tax consequences to a U.S. Holder generally will depend on whether such U.S. Holder exchanges its shares of Enfusion Common Stock solely for Clearwater Common Stock (i.e., Per Share Stock Consideration), solely for cash Merger Consideration (i.e., Per Share Cash Consideration) or for a combination of Clearwater Common Stock and cash Merger Consideration (i.e., Per Share Mixed Consideration).

U.S. Holders’ Merger Consideration elections are subject to proration according to the terms of the Merger Agreement to the extent any election is oversubscribed, such that U.S. Holders that elect to receive solely Per Share Stock Consideration or Per Share Cash Consideration may receive Per Share Mixed Consideration, for example. U.S. Holders are encouraged to consult their own tax advisors regarding the tax consequences of receiving any particular mix of Clearwater Common Stock and cash Merger Consideration, regardless of their elections, as a result.

In certain circumstances, an Enfusion Stockholder could be treated as receiving a dividend in an amount up to the cash Merger Consideration (including any cash in lieu of a fractional share of Clearwater Common Stock) received by such Enfusion Stockholder. As a result, a Non-U.S. Holder (as defined in the section titled “The Transactions—Material U.S. Federal Income Tax Consequences of the Corporate Mergers”) may be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to the cash Merger Consideration received by such Enfusion Stockholder.

Neither Clearwater nor Enfusion or any of their respective advisors or affiliates provides any assurances in the Merger Agreement regarding the tax consequences of the Corporate Mergers, including whether the Corporate Mergers will qualify as a “reorganization” under Section 368(a) of the Code. Neither Clearwater nor Enfusion has requested or intends to request any ruling from the IRS. Each Enfusion Stockholder that is a U.S. Holder should consult its own tax advisor with respect to the particular tax consequences of the Corporate Mergers to such holder, including the consequences of receiving any particular mix of Clearwater Common Stock and cash Merger Consideration. Each Enfusion Stockholder should review the section titled “The Transactions—Material U.S. Federal Income Tax Consequences of the Corporate Mergers,” which describes the anticipated material U.S. federal income tax consequences (including U.S. federal withholding tax consequences) of the Corporate Mergers to certain Enfusion Stockholders.

The U.S. federal income tax consequences of the LLC Merger are not addressed herein, and each member of Enfusion OpCo should consult with its own tax advisor regarding the consequences thereof.

Q:	When are the Transactions expected to be completed?

A:

Clearwater and Enfusion currently expect the Transactions to be completed during the second quarter of 2025, subject to the affirmative vote of the holders of at least a majority of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock in favor of adoption of the Merger Agreement, the expiration or termination of the waiting period (and any extensions thereof) applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the satisfaction or waiver of the other conditions to Closing contained in the Merger Agreement. However, Clearwater and Enfusion cannot predict the actual date on which the Transactions will be completed because completion is subject to conditions beyond their control and it is possible that such conditions could result in the Transactions being completed earlier or later or not being completed at all. See the sections titled “The Transactions—Regulatory Clearances and Approvals” and “The Merger Agreement—Conditions to the Transactions.”

Q:	What am I being asked to vote on?

A:	You are being asked to vote upon the following proposals:

1.

Proposal 1—The Merger Agreement Proposal: the proposal to adopt the Merger Agreement, which is further described in the sections titled “The Transactions” and “The Merger Agreement” and a copy of which is attached to this Proxy Statement/Prospectus as Annex A, and to approve the Mergers (the “Merger Agreement Proposal”); and

2.

Proposal 2—The Adjournment Proposal: the proposal to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement Proposal (the “Adjournment Proposal”).

Q:	How does the Enfusion Board of Directors recommend that I vote at the Special Meeting?

A:	The board of directors of Enfusion (the “Enfusion Board”) unanimously recommends that Enfusion Stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Adjournment Proposal.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this Proxy Statement/Prospectus, please submit your proxy as soon as possible so that your shares of Enfusion Common Stock or Enfusion Class B Common Stock will be represented and voted at the Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction card provided by the record holder if your shares are held in “street name” by your bank, brokerage firm or other nominee.

Q:	When and where is the Special Meeting of the Enfusion Stockholders?

A:

The Special Meeting will be held on April 17, 2025, beginning at 9:00 a.m., Central time, unless postponed to a later date, via live audio webcast at http://www.virtualshareholdermeeting.com/ENFN2025SM. You will need the 16-digit control number provided on your proxy card or voting instruction card in order to participate in the Special Meeting.

Q:	Who can vote at the Special Meeting?

A:

Only Enfusion Stockholders who held shares of record as of the close of business on March 20, 2025, the record date for the Special Meeting, are entitled to receive notice of and to vote at the Special Meeting. Enfusion’s official stock ownership records will conclusively determine whether a stockholder is a “holder of record” as of the record date.

Q:	How many votes do I have?

A:

You are entitled to one vote on each matter properly brought before the Special Meeting for each share of Enfusion Common Stock or Enfusion Class B Common Stock you hold or beneficially own as of the close of business on the record date. As of the close of business on the record date, there were 129,847,448 shares of Enfusion Common Stock and Enfusion Class B Common Stock outstanding and owned by stockholders (i.e., excluding shares of Enfusion Common Stock held in treasury by Enfusion) held by 7 holders of record.

Q:	What constitutes a quorum for the Special Meeting?

A:

The presence of holders of shares representing at least a majority of the total outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock on the record date entitled to vote at the Special Meeting, represented virtually or by proxy, constitute a quorum. Enfusion Stockholders choosing to abstain from voting will be treated as present for purposes of determining whether a quorum is present, but will not be counted as votes cast “FOR” any matter.

Q:	What vote is required to approve each proposal to be considered at the Special Meeting?

A:	The votes required for each proposal are as follows:

1.

Proposal 1—The Merger Agreement Proposal: The affirmative vote, virtually or by proxy, of holders of at least a majority of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock entitled to vote on the Merger Agreement Proposal is required to approve the Merger Agreement Proposal.

2.

Proposal 2—The Adjournment Proposal: The affirmative vote, virtually or by proxy, of a majority of the votes properly cast by holders of shares of Enfusion Common Stock and Enfusion Class B Common Stock represented at the Special Meeting is required to approve the Adjournment Proposal.

As of March 20, 2025, the record date, Enfusion directors and executive officers, as a group, owned and were entitled to vote 46,887,683 shares of Enfusion Common Stock and Enfusion Class B Common Stock, or approximately 36.1% of the outstanding shares of Enfusion Common Stock and Enfusion Class B

Common Stock. Enfusion currently expects that these directors and executive officers will vote their shares in favor of the Merger Agreement Proposal and the Adjournment Proposal, although none of them are obligated to do so, other than Oleg Movchan with respect to the Merger Agreement Proposal and the Adjournment Proposal.

Concurrently with the execution of the Merger Agreement, each of (i) FTV IV, L.P., (ii) FTV Investment Holdings, L.P., (iii) ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ISP V-B EF LP and ISP V Main Fund EF LLC and (iv) CSL Tech Holdings, LLC and Oleg Movchan (collectively, the “Significant Stockholders”) entered into support agreements with Clearwater (the “Support Agreements”) pursuant to which each such party agreed, among other things and subject to the terms and conditions of the Support Agreements, to vote the Enfusion Securities (as defined below) held by such party in favor of the Merger Agreement Proposal. See the section titled “The Support Agreements.”

As of March 20, 2025, the record date, an aggregate of 60,267,707 shares of Enfusion Common Stock and Enfusion Class B Common Stock, or approximately 46.4% of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock, were subject to the Support Agreements, the form of which is attached to this Proxy Statement/Prospectus as Annex B.

Q:	How are proxies counted and what results from a failure to vote, abstention or broker non-vote?

A:

Proposal 1—The Merger Agreement Proposal: If you are an Enfusion Stockholder on the record date and take any action other than voting (or causing your shares to be voted) “FOR” the Merger Agreement Proposal, it will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. For example, if you fail to instruct your bank, brokerage firm or other nominee to vote, it will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Proposal 2—The Adjournment Proposal: If you are an Enfusion Stockholder on the record date and (i) participate in the Special Meeting virtually but fail to vote or (ii) mark your proxy card or voting instruction card to abstain, it will have no effect on the Adjournment Proposal. If you do not participate in the Special Meeting, virtually or by proxy, and do not instruct your bank, brokerage firm or other nominee how to vote your shares, it will have no effect on the Adjournment Proposal (assuming a quorum is present).

Q:	How do I vote or have my shares voted?

A:

If you are a stockholder of record, you may vote virtually at the Special Meeting or vote by proxy using one of the methods described below. Whether or not you plan to participate in the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still participate in the Special Meeting and vote virtually even if you have already voted by proxy.

•

To vote via the Internet, submit your proxy by using the Internet at http://www.virtualshareholdermeeting.com/ENFN2025SM. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time, on April 16, 2025, the day before the Special Meeting.

•

To vote by telephone, submit your proxy by using a touch-tone telephone at 1-800-690-6903. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time, on April 16, 2025, the day before the Special Meeting.

•

To vote using the proxy card, simply complete, sign and return the enclosed proxy card in the postage-paid envelope (if mailed in the United States) included with this Proxy Statement/Prospectus. Enfusion Stockholders who vote this way should mail the proxy card early enough so that it is received before the date of the Special Meeting. If you return your signed proxy card to us before the Special Meeting, we will vote your shares as you direct.

•

To vote virtually at the Special Meeting, visit http://www.virtualshareholdermeeting.com/ENFN2025SM and enter the 16-digit control number included on your proxy card or voting instruction card that accompanied your proxy materials.

•

If you are a beneficial owner of shares held in “street name” by your bank, brokerage firm or other nominee, you should have received a voting instruction card with these proxy materials from that organization rather than from Enfusion. Follow the instructions from your bank, brokerage firm or other nominee to see which of the above choices are available to you to ensure that your vote is counted. To vote virtually at the Special Meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q:	How will my proxy be voted?

A:

If you are a holder of record and submit your proxy via the Internet, by telephone or by completing, signing and returning the enclosed proxy card, your shares will be voted in accordance with your instructions contained in the proxy. If you are a holder of record and submit your proxy without specifying how your shares should be voted on one or more matters, your shares will be voted on those matters as the Enfusion Board recommends.

If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee as to how to vote your shares.

Q:	How can I participate in the Special Meeting?

A:

To virtually participate in the Special Meeting, visit http://www.virtualshareholdermeeting.com/ENFN2025SM and enter the 16-digit control number included on your proxy card or voting instruction card that accompanied your proxy materials. If you hold your shares in “street name” and wish to vote virtually at the Special Meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the Special Meeting.

Additional information on participating in the Special Meeting can be found under the section titled “Information About the Special Meeting.”

Q:	If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee vote my shares for me?

A:

No. If your shares are held in “street name” by your bank, brokerage firm or other nominee, you must direct your bank, brokerage firm or other nominee on how to vote and you will receive instructions from your bank, brokerage firm or other nominee describing how to vote your shares of Enfusion Common Stock. The availability of Internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, brokerage firm or other nominee and follow the voting procedures your bank, brokerage firm or other nominee provides.

Banks, brokers and other nominees that hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees that hold shares in street name for a beneficial owner of those shares are not allowed to exercise voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. “Broker non-votes” occur when shares held in street name are present at a stockholder meeting at which at least one item of business is a routine proposal, but the bank, broker or other nominee is not instructed by the beneficial owner of those shares to vote on a particular proposal for which the bank, broker or other nominee does not have discretionary voting power. The Merger Agreement Proposal and the Adjournment Proposal will be considered “non-routine” matters and therefore, it is expected that there will be no broker non-votes at the Special Meeting. Accordingly, if you do not provide your bank, brokerage firm or other nominee instructions on how to vote your shares of Enfusion Common Stock or Enfusion Class B Common Stock at the Special Meeting, your bank, brokerage firm or other nominee generally will not be permitted to vote your shares on any of the proposals at the Special Meeting. Enfusion strongly encourages you to provide voting instructions to your bank, brokerage firm or other nominee so that your vote will be counted on all matters. A broker non-vote, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal and will not have any effect on the Adjournment Proposal (assuming a quorum is present).

Q:	What is the difference between holding shares as a stockholder of record and in “street name”?

A:

If your shares of Enfusion Common Stock or Enfusion Class B Common Stock are registered directly in your name with the transfer agent of Enfusion, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote or to grant a proxy for your vote directly to Enfusion or to a third party to vote at the Special Meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and, for the purposes of this Proxy Statement/Prospectus, a beneficial owner, and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. If you are a beneficial owner, you have a right to direct your bank, brokerage firm or other nominee on how to vote the shares held in your account. The availability of Internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, brokerage firm or other nominee and follow the voting procedures your bank, brokerage firm or other nominee provides. You are invited to participate in the Special Meeting; however, you may not vote your shares virtually at the Special Meeting unless you obtain a legal proxy from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the Special Meeting.

Q:	What should I do if I receive more than one set of voting materials for the Special Meeting?

A:

You may receive more than one set of voting materials for the Special Meeting, including multiple copies of this Proxy Statement/Prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Enfusion Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy card or voting instruction card that you receive by following the instructions set forth in each separate proxy card or voting instruction card.

Q:	What do I do if I am an Enfusion Stockholder and I want to revoke my proxy?

A:	Enfusion Stockholders of record may revoke their proxies at any time prior to the voting at the Special Meeting in any of the following ways:

•	signing and delivering a new proxy relating to the same shares and bearing a later date than the original proxy;

•

sending a signed, written notice of revocation, which is dated later than the date of the proxy and states that the proxy is revoked, to Enfusion, Inc., Attention: Legal Department, 125 South Clark Street, Suite 750, Chicago, IL 60603; or

•	participating in the Special Meeting and voting virtually. Participation in the Special Meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of shares held in “street name” may change their voting instructions only by following the directions received from their bank, brokerage firm or other nominee for changing their voting instructions.

Q:	What happens if I sell my shares of Enfusion Common Stock before the Special Meeting?

A:

The record date is earlier than both the date of the Special Meeting and the Closing of the Transactions. If you transfer your shares of Enfusion Common Stock after the record date but before the Special Meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the Special Meeting but will transfer the right to receive the Merger Consideration to the person to whom you transfer your shares. In order to receive the Merger Consideration, you must hold your shares upon completion of the Transactions.

Q:	Do Enfusion Stockholders have appraisal rights?

A:

Yes. Enfusion Stockholders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) in connection with the Merger provided they follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights, see the section titled “Appraisal Rights of Enfusion Stockholders.” In addition, a copy of Section 262 of the DGCL is attached as Annex E to this Proxy Statement/Prospectus. Failure to strictly comply with Section 262 of the DGCL may result in your waiver of, or inability to, exercise appraisal rights.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Enfusion will pay for the proxy solicitation costs related to the Special Meeting. Enfusion has engaged Innisfree to assist in the solicitation of proxies for the Special Meeting. Enfusion estimates that it will pay Innisfree a fee of approximately $20,000, plus reasonable out-of-pocket expenses. Enfusion will also reimburse banks, brokerage firms, custodians, trustees, nominees and fiduciaries who hold shares for the benefit of another party for their expenses incurred in sending proxies and proxy materials to beneficial owners of Enfusion Common Stock. Enfusion’s directors, officers and employees also may solicit proxies in person by telephone or over the Internet. They will not be paid any additional amounts for soliciting proxies.

Q:	How can I find more information about Clearwater and Enfusion?

A:	You can find more information about Clearwater and Enfusion from various sources described in the section titled “Where You Can Find More Information.”

Q:	Who can answer any questions I may have about the Special Meeting or the proxy materials?

A:

If you have any questions about the Special Meeting, the Transactions, the proposals or this Proxy Statement/Prospectus, would like additional copies of the Proxy Statement/Prospectus, need to obtain proxy cards or other information related to this proxy solicitation or need help submitting a proxy or voting your shares of Enfusion Common Stock or Enfusion Class B Common Stock, you should contact Enfusion or Innisfree:

Enfusion, Inc. 125 South Clark Street, Suite 750 Chicago, IL 60603 (312) 253-9800 Attention: Investor Relations	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York City, NY 10022 Banks and Brokerage Firms Call: (212) 750-5833 Stockholders Call Toll Free: (877) 750-0637

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this Proxy Statement/Prospectus and the documents incorporated by reference into this Proxy Statement/Prospectus and may not contain all the information that may be important to you. To understand the Transactions and the matters being voted on by Enfusion Stockholders at the Special Meeting more fully, and to obtain a more complete description of the terms of the Merger Agreement, you should carefully read this entire document, including the annexes, and the documents to which Clearwater and Enfusion refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See the section titled “Where You Can Find More Information.”

The Parties (see pages 43 and 44)

Enfusion

Enfusion was formed as a Delaware corporation on June 11, 2021 under the name Enfusion, Inc. Enfusion provides SaaS solutions for portfolio management, order and execution management, accounting and analytics. Enfusion’s clients include large global hedge fund managers, institutional asset managers, family offices, and other institutional investors. Enfusion is headquartered in Chicago, Illinois, and has offices in New York City, London, Dublin, Hong Kong, Singapore, Mumbai, Bengaluru and Sydney.

Enfusion Common Stock is listed on the NYSE under the ticker symbol “ENFN.” Enfusion has its executive offices located at 125 South Clark Street, Suite 750, Chicago, Illinois 60603, and can be reached by phone at (312) 253-9800.

Enfusion OpCo

Enfusion OpCo was formed as a Delaware limited liability company on August 23, 1995, under the name Enfusion Ltd. LLC. All of Enfusion’s business has been conducted through Enfusion OpCo since Enfusion’s incorporation on June 11, 2021.

Enfusion OpCo has its executive offices located at 125 South Clark Street, Suite 750, Chicago, Illinois 60603, and can be reached by phone at (312) 253-9800.

Clearwater

Clearwater was formed as a Delaware corporation on May 18, 2021 under the name Clearwater Analytics Holdings, Inc. Clearwater provides a SaaS solution for automated investment data aggregation, reconciliation, accounting and reporting services to insurers, investment managers, corporations, institutional investors and government entities. Clearwater is headquartered in Boise, ID, and has offices in New York, San Jose, Seattle, Washington, D.C., Edinburgh, Frankfurt, London, Paris, New Delhi and Hong Kong.

Clearwater Common Stock is listed on the NYSE under the ticker symbol “CWAN.” Clearwater has its executive offices located at 777 W. Main Street, Suite 900, Boise, ID 83702, and can be reached by phone at (208) 433-1200.

Acquirer

Acquirer is a newly formed Delaware corporation and direct, wholly-owned subsidiary of Clearwater. Acquirer was formed on January 10, 2025, under the name Poseidon Acquirer, Inc. solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Acquirer has not carried on any business, conducted any operations or incurred any liabilities or obligations, other than those incidental to its formation pursuant to the Merger Agreement, the performance of its obligations thereunder and matters ancillary thereto. Acquirer has its executive offices located at 777 W. Main Street, Suite 900, Boise, ID 83702, and can be reached by phone at (208) 433-1200.

Merger Sub

Merger Sub is a newly formed Delaware corporation and direct, wholly-owned subsidiary of Clearwater. Merger Sub was formed on January 3, 2025 under the name Poseidon Merger Sub I, Inc. solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations, other than those incidental to its formation pursuant to the Merger Agreement, the performance of its obligations thereunder and matters ancillary thereto. Upon consummation of the Merger, Merger Sub will cease to exist. Merger Sub has its executive offices located at 777 W. Main Street, Suite 900, Boise, ID 83702, and can be reached by phone at (208) 433-1200.

Merger Sub II

Merger Sub II is a newly formed Delaware limited liability company and indirect, wholly-owned subsidiary of Clearwater. Merger Sub II was formed on January 3, 2025 under the name Poseidon Merger Sub II, LLC solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub II has not carried on any business, conducted any operations or incurred any liabilities or obligations, other than those incidental to its formation pursuant to the Merger Agreement, the performance of its obligations thereunder and matters ancillary thereto. Upon consummation of the LLC Merger, Merger Sub II will cease to exist. Merger Sub II has its executive offices located at 777 W. Main Street, Suite 900, Boise, ID 83702, and can be reached by phone at (208) 433-1200.

The Transactions and the Merger Agreement (see pages 52 and 115)

The terms and conditions of the transactions are contained in the Merger Agreement, a copy of which is attached as Annex A to this Proxy Statement/Prospectus. We encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the transactions.

The Merger Agreement provides that, through a series of transactions including the Merger, the LLC Merger and, if certain conditions have been satisfied as of the Closing Date but prior to the Effective Time, the Second Merger, Enfusion or Acquirer (as successor in interest to Enfusion in the event the Second Merger occurs) will become a direct, wholly-owned subsidiary of Clearwater and Enfusion OpCo will become an indirect subsidiary of Clearwater.

Upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Delaware law:

•	Merger Sub II will merge with and into Enfusion OpCo, with Enfusion OpCo surviving the LLC Merger and becoming an indirect subsidiary of Clearwater;

•	Following the effective time of the LLC Merger, Merger Sub will merge with and into Enfusion, with Enfusion surviving the Merger and becoming a direct, wholly-owned subsidiary of Clearwater;

•

Following the effective time of the Merger and subject to the satisfaction of certain conditions in the Merger Agreement, the Surviving Corporation will merge with and into Acquirer, with Acquirer surviving the Second Merger as a direct, wholly-owned subsidiary of Clearwater.

Set forth below is a diagram depicting the structure of the LLC Merger described under the first bullet point above.

LLC Merger

Enfusion
Stockholders
Clearwater
Stockholders
Clearwater
Enfusion
Enfusion
OpCo
Merger Sub II
Merger Sub
Acquirer
Operating
Subsidiaries

Set forth below is a diagram depicting the structure of the Merger described under the second bullet point above.

Merger

Set forth below is a diagram depicting the structure of the Second Merger described under the third bullet point above.

Second Merger

Set forth below is a diagram depicting the structure following the completion of the Second Merger.

Final Structure

Clearwater Stockholders
Enfusion Stockholders
Clearwater
Acquirer
Enfusion OpCo
Operating Subs

The parties chose the structure described and depicted above to permit the Merger and the Second Merger, taken together, to qualify as a “reorganization” under Section 368(a) of the Code, provided the other relevant conditions are met.

For more information, see the section titled “The Merger Agreement—Effects of the Transactions” and “The Transactions—Material U.S. Federal Income Tax Consequences of the Corporate Mergers.”

Merger Consideration (see page 56)

At the Effective Time and the LLC Merger Effective Time, each Eligible Share (other than Eligible Shares (i) owned or held in the treasury of Enfusion or Enfusion OpCo, (ii) owned by Enfusion Stockholders that did not vote in favor of the adoption of the Merger Agreement or consented to its adoption in writing and have validly made a demand for appraisal and not validly withdrawn such demand or otherwise lost their rights of appraisal with respect to such shares pursuant to Section 262 of the DGCL (a “Dissenting Holder,” and such shares, the “Dissenting Shares”) and (iii) owned by Clearwater, Acquirer, Merger Sub, Merger Sub II (collectively, the “Buyer Parties”), Enfusion, Enfusion US 1, Inc., Enfusion US 2, Inc., Enfusion US 3, Inc. or any other subsidiary of Enfusion) will be converted into the right to receive, at the election of the holder of such Eligible Share and subject to the allocation procedures set forth in the Merger Agreement, either:

(a) a combination of cash and Clearwater Common Stock,

(b) solely shares of Clearwater Common Stock, or

(c) solely cash.

No fractional shares of Clearwater Common Stock will be issued, and Enfusion Stockholders will instead receive cash in lieu of fractional shares of Clearwater Common Stock.

The total number of Eligible Shares to be entitled to receive the cash consideration will be equal to approximately 52% of the aggregate number of Eligible Shares, and the total number of Eligible Shares to be entitled to receive the stock consideration will be equal to approximately 48% of the aggregate number of Eligible Shares. Accordingly, depending on the elections made by other holders of Eligible Shares, you may receive a portion of the Merger Consideration in the form you did not elect. For example, if you elect to receive solely the cash consideration or solely the stock consideration, and all other holders of Eligible Shares make the same election, the consideration you receive will vary to the maximum extent possible compared to your original election. In such instance, you would receive the cash consideration in exchange for 52% of your Eligible Shares and the stock consideration in exchange for 48% of your Eligible Shares. The following examples illustrate the proration mechanism in the case of an oversubscription of either the cash consideration or the stock consideration (both if you elect solely the oversubscribed form of Merger Consideration and if you elect a combination of the cash consideration and the stock consideration). Note that for illustrative purposes, the following examples do not round shares to the nearest whole number.

•

If you own 100 Eligible Shares and elect to receive solely the cash consideration, and 80% of the holders of Eligible Shares elect to receive cash, 15% of the holders of Eligible Shares elect to receive Clearwater Common Stock and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 65 of your Eligible Shares and Clearwater Common Stock in exchange for 35 of your shares of Eligible Shares.

•

If you own 100 Eligible Shares and elect to receive the cash consideration for 55 shares and the stock consideration for 45 shares, and 80% of the holders of Eligible Shares elect to receive cash, 15% of the holders of Eligible Shares elect to receive Clearwater Common Stock and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 35.75 of your Eligible Shares and Clearwater Common Stock in exchange for 64.25 of your Eligible Shares.

•

If you own 100 Eligible Shares and elect to receive solely the stock consideration, and 80% of the holders of Eligible Shares elect to receive Clearwater Common Stock, 15% of the holders of Eligible Shares elect to receive cash and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 40 of your Eligible Shares and Clearwater Common Stock in exchange for 60 of your Eligible Shares.

•

If you own 100 Eligible Shares and elect to receive the cash consideration for 45 shares and the stock consideration for 55 shares, and 80% of the holders of Eligible Shares elect to receive Clearwater Common Stock, 15% of the holders of Eligible Shares elect to receive cash and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 67 of your Eligible Shares and Clearwater Common Stock in exchange for 33 of your Eligible Shares.

Each holder of record of Eligible Shares will, until the Election Deadline, be entitled to elect to (i) receive the Per Share Mixed Consideration, (ii) receive the Per Share Stock Consideration, (iii) receive the Per Share Cash Consideration or (iv) not make an election, in exchange for each Eligible Share that is outstanding immediately prior to the Effective Time. A holder of Eligible Shares who does not make an election will be treated as having elected to receive cash consideration or stock consideration in accordance with the proration methodology in the Merger Agreement, which is described in the section titled “The Merger Agreement—Effect of the Transactions—Proration and Allocation of Merger Consideration.”

As noted above, the value of the stock consideration will fluctuate as the market price of Clearwater Common Stock fluctuates because the stock consideration is payable in a fixed number of shares of Clearwater Common Stock. As a result, the value of the stock consideration that holders of Eligible Shares will receive upon completion of the Merger could be greater than, less than or the same as the value of the stock consideration on the date of this Proxy Statement/Prospectus, at the time of the Special Meeting or on the date on which holders of Eligible Shares make their election, but in any event, will be subject to a 10% collar around a reference price of $27.7926 per share of Clearwater Common Stock, representing the average of the volume-weighted average price of Clearwater Common Stock for the ten-trading day periods ending on January 6, 2025 and January 7, 2025, as agreed to among the parties to the Merger Agreement. Accordingly, Enfusion and Clearwater encourage you to obtain current stock price quotations for Clearwater Common Stock before deciding how to vote with respect to the Merger Agreement proposal. Clearwater Common Stock and Enfusion Common Stock trade on the New York Stock Exchange, under the symbols “ENFN” and “CWAN,” respectively.

Below is a table illustrating the Per Share Parent Stock Amount to be received as part of the Per Share Mixed Consideration, the Per Share Stock Consideration, the Per Share Cash Consideration and the implied value per share of Enfusion Common Stock over a range of assumed Final Parent Stock Prices.

	Final Parent Stock Price
	$24.00	$25.0133	$26.25	$27.50	$28.75	$30.5718	$31.50
Per Share Parent Stock
Amount	0.2159	0.2159	0.2057	0.1964	0.1878	0.1766	0.1766
Per Share Stock Consideration	$5.1816	$5.40	$5.40	$5.40	$5.40	$5.40	$5.5629
Per Share Cash Consideration	$5.85	$5.85	$5.85	$5.85	$5.85	$5.85	$5.85
Implied Value per Share of
ENFN Common Stock	$11.0316	$11.25	$11.25	$11.25	$11.25	$11.25	$11.4129

For each day from the date of the mailing of this Proxy Statement/Prospectus through the Election Deadline, the volume-weighted average price of Clearwater Common Stock for the ten-trading day period ending on (and including) the trading day preceding the date on which Enfusion Stockholders access this information will be available by 4:30 p.m., New York City time, at https://investors.clearwateranalytics.com and can also be obtained by contacting Innisfree at the address and telephone number listed in this Proxy Statement/Prospectus. Provided that all conditions to the consummation of the Transactions are satisfied, we expect that the Transactions will close two business days after the Enfusion Stockholders vote to approve the Transactions at the Special Meeting.

The Special Meeting (see page 45)

Purposes of the Special Meeting

At the Special Meeting, Enfusion Stockholders will be asked to vote upon the following proposals:

•	The Merger Agreement Proposal; and

•	The Adjournment Proposal.

Record Date

The record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting is March 20, 2025. Only Enfusion Stockholders who held shares of record as of the close of business on the record date are entitled to receive notice of and to vote at the Special Meeting and any adjournment or postponement of the Special Meeting, as long as such shares remain outstanding on the date of the Special Meeting. Enfusion’s official stock ownership records will conclusively determine whether a stockholder is a “holder of record” as of the record date.

Required Vote

•

Proposal 1—The Merger Agreement Proposal. The affirmative vote, virtually or by proxy, of holders of at least a majority of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock entitled to vote on the Merger Agreement Proposal is required to approve the Merger Agreement Proposal.

•

Proposal 2—The Adjournment Proposal. The affirmative vote, virtually or by proxy, of a majority of the votes properly cast by holders of shares of Enfusion Common Stock and Enfusion Class B Common Stock represented at the Special Meeting is required to approve the Adjournment Proposal.

As of the record date, Enfusion directors and executive officers, as a group, owned and were entitled to vote 46,887,683 shares of Enfusion Common Stock and Enfusion Class B Common Stock, or approximately 36.1% of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock. Enfusion currently expects that these directors and executive officers will vote their shares in favor of approving the Merger Agreement Proposal and the Adjournment Proposal, although none of them are obligated to do so, other than Oleg Movchan with respect to the Merger Agreement Proposal and the Adjournment Proposal.

Concurrently with the execution of the Merger Agreement, each of the Significant Stockholders have agreed to vote all of the shares of Enfusion Common Stock and Enfusion Class B Common Stock held by them (representing in the aggregate approximately 46.4% of the total outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock as of the record date) in favor of the Merger Agreement Proposal, as described in more detail in the section titled “The Support Agreements.”

Enfusion’s Reasons for the Transactions; Recommendations of the Special Committee and Enfusion Board (see page 78)

Recommendations of the Special Committee

On January 10, 2025, the special committee (the “Special Committee”) of the Enfusion Board unanimously (i) concluded that the terms and conditions of the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, (ii) recommended that the Enfusion Board (a) adopt a resolution (x) adopting and approving (including for purposes of Section 203 of the DGCL), the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement and (y) declaring that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, and (b) recommended that the Enfusion Stockholders adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Mergers, (iii) recommended that the Enfusion Board adopt a resolution recommending that the Enfusion Stockholders vote their shares in favor of adopting the Merger Agreement at a special meeting of the Enfusion Stockholders.

Recommendations of the Enfusion Board

The Enfusion Board, acting on the unanimous recommendation of the Special Committee, unanimously (i) determined that the Merger Agreement, the Mergers and the other Transactions are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, (ii) adopted and approved the Merger Agreement, the Mergers and the other Transactions, (iii) directed that the Merger Agreement be submitted to Enfusion Stockholders entitled to vote thereon for adoption thereby and (iv) resolved to recommend that such Enfusion Stockholders adopt the Merger Agreement and approve the Transactions, including the Mergers. For a description of the reasons considered by the Enfusion Board, see the section of this Proxy Statement/Prospectus titled “The Transactions—Enfusion’s Reasons for the Transactions; Recommendations of the Special Committee and the Enfusion Board.”

Opinion of the Special Committee’s Financial Advisor (see page 90 and Annex D)

The Special Committee retained Goldman Sachs & Co. LLC (“Goldman Sachs”) as its financial advisor in connection with the Transactions. At a meeting of the Special Committee held on January 10, 2025, Goldman Sachs rendered its oral opinion to the Special Committee, subsequently confirmed by delivery of its written opinion, dated January 10, 2025, that, as of such date, and based upon and subject to the various limitations, qualifications and assumptions and other matters set forth therein, the aggregate Merger Consideration to be paid to the holders (other than Clearwater and its affiliates) of shares of Enfusion Common Stock was fair, from a financial point of view, to such holders.

The full text of the written opinion of Goldman Sachs, dated January 10, 2025, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in connection with the opinion, is attached as Annex D. The summary of Goldman Sachs’ opinion contained in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Special Committee in connection with its consideration of the Transactions. Goldman Sachs’ opinion is not a recommendation as to how any holder of Enfusion Common Stock should vote or make any election with respect to the Transactions or any other matter. Pursuant to an engagement letter between the Special Committee and Goldman Sachs, the Special Committee has agreed to pay Goldman Sachs a transaction fee of approximately $21.6 million, $2 million of which became payable upon the announcement of the Transactions (including a $200,000 non-contingent retainer fee paid monthly for the first two months of Goldman Sachs’ engagement by the Special Committee), and the remainder of which is contingent upon consummation of the Transactions.

Interests of Enfusion’s Directors and Executive Officers in the Transactions (see page 98)

The Enfusion Board and executive officers may have interests in the Transactions that may be different from, or in addition to, those of Enfusion Stockholders generally. The members of the Enfusion Board were aware of and considered these interests in reaching the determination to approve and adopt the Merger

Agreement and other related agreements and recommend to Enfusion Stockholders that they vote in favor of the Merger Agreement Proposal and the Adjournment Proposal.

Material U.S. Federal Income Tax Consequences of the Corporate Mergers (see page 102)

The U.S. federal income tax consequences of the Corporate Mergers will depend primarily upon whether the Corporate Mergers, taken together, qualify as a “reorganization” under Section 368(a) of the Code. Because Enfusion Stockholders will receive Clearwater Common Stock in partial consideration for their Enfusion Common Stock, the Corporate Mergers may qualify as a “reorganization” that may permit partial deferral of taxation if certain conditions are met.

The Merger and the LLC Merger are not conditioned on a ruling from the IRS or an opinion of counsel that the Corporate Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code. While Clearwater and Enfusion intend to complete the Merger, they do not intend to complete the Second Merger unless Clearwater and Enfusion receive the Opinions, and Clearwater and Acquirer’s obligations to complete the Second Merger are conditioned upon the delivery of the Opinions.

Each of Clearwater and Enfusion have covenanted in the Merger Agreement to use commercially reasonable efforts to obtain the Opinions. In addition, the Merger Agreement provides that none of Clearwater, Acquirer, Merger Sub or Merger Sub II shall take any action or fail to take any action that would reasonably be expected to cause the Corporate Mergers, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For the Corporate Mergers to qualify as a “reorganization” under Section 368(a) of the Code, certain requirements must be satisfied. These requirements include the “continuity of interest” requirement as described in the Treasury Regulations Section 1.368-1(e). Under regulatory guidance, for the “continuity of interest” requirement to be satisfied, at least 40% (by value) of the aggregate total consideration received by Enfusion Stockholders in the Merger must consist of Clearwater Common Stock. The value of Clearwater Common Stock received by Enfusion Stockholders as Merger Consideration will not be determined until the second to last trading day prior to (but not including) the Closing Date. The “continuity of interest” requirement is expected to be satisfied unless the value of Clearwater Common Stock declines significantly from its value as of the last business day prior to the execution of the Merger Agreement on January 10, 2025.

Assuming the Corporate Mergers, taken together, qualify as a “reorganization” under Section 368(a) of the Code, a U.S. Holder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Enfusion Common Stock for shares of Clearwater Common Stock pursuant to the Merger, except, and to the extent of, the cash Merger Consideration (and any cash in lieu of fractional shares of Clearwater Common Stock) received by such Enfusion Stockholder.

However, it is possible that the value of Clearwater Common Stock (determined on the second to last trading day prior to, but not including, the Closing Date) will not be sufficient for the “continuity of interest” requirement to be satisfied. In that case, the Corporate Mergers would not qualify as a “reorganization” under Section 368(a) of the Code, and it is not intended that the Second Merger is completed. Accordingly, the Merger would be completed, and the receipt of the Merger Consideration would be treated as a taxable transaction.

In addition, the U.S. federal income tax consequences to a U.S. Holder generally will depend on whether such U.S. Holder exchanges its shares of Enfusion Common Stock solely for Clearwater Common Stock (i.e., Per Share Stock Consideration), solely for cash Merger Consideration (i.e., Per Share Cash Consideration) or for a combination of Clearwater Common Stock and cash Merger Consideration (i.e., Per Share Mixed Consideration). U.S. Holders’ Merger Consideration elections are subject to proration according to the terms of the Merger Agreement to the extent any election is oversubscribed, such that U.S. Holders that elect to receive solely Per

Share Stock Consideration or Per Share Cash Consideration may receive Per Share Mixed Consideration, for example. U.S. Holders are encouraged to consult their own tax advisors regarding the tax consequences of receiving any particular mix of Clearwater Common Stock and cash Merger Consideration, regardless of their elections, as a result.

In certain circumstances, an Enfusion Stockholder could be treated as receiving a dividend in an amount up to the cash Merger Consideration (including any cash in lieu of a fractional share of Clearwater Common Stock) received by such Enfusion Stockholder. As a result, a Non-U.S. Holder may be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to the cash Merger Consideration received by such Enfusion Stockholder.

Neither Clearwater nor Enfusion or any of their respective advisors or affiliates provides any assurances in the Merger Agreement regarding the tax consequences of the Corporate Mergers, including whether the Corporate Mergers will qualify as a “reorganization” under Section 368(a) of the Code. Neither Clearwater nor Enfusion has requested or intends to request any ruling from the IRS. Each Enfusion Stockholder that is a U.S. Holder should consult its own tax advisor with respect to the particular tax consequences of the Corporate Mergers to such holder, including the consequences of receiving any particular mix of Clearwater Common Stock and cash Merger Consideration. Each Enfusion Stockholder should review the section titled “The Transactions—Material U.S. Federal Income Tax Consequences of the Corporate Mergers” carefully, which describes the anticipated material U.S. federal income tax consequences (including U.S. federal withholding tax consequences) of the Corporate Mergers to certain Enfusion Stockholders.

The U.S. federal income tax consequences of the LLC Merger are not addressed herein, and each member of Enfusion OpCo should consult with its own tax advisor regarding the consequences thereof.

Accounting Treatment of the Transactions (see page 102)

Clearwater and Enfusion prepare their financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”). The Transactions will be accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations, with Clearwater considered as the accounting acquirer and Enfusion as the accounting acquiree. Accordingly, consideration to be given by Clearwater to complete the Transactions will be allocated to the identifiable tangible and intangible assets acquired and liabilities assumed of Enfusion based on their estimated fair values as of the date of the completion of the Transactions, with any excess Merger Consideration being recorded as goodwill.

Regulatory Clearances and Approvals (see page 109)

The transactions are subject to the requirements of the HSR Act, which prevents Enfusion and Clearwater from completing the Transactions until required information and materials are furnished to the Antitrust Division of the Department of Justice (referred to as the DOJ) and the Federal Trade Commission (referred to as the FTC) and the HSR Act waiting period is terminated or expires. Enfusion and Clearwater submitted the requisite notification and report forms under the HSR Act on January 24, 2025. On February 24, 2025, the waiting period under the HSR Act expired, satisfying the Regulatory Approval (as defined below) condition to the Closing of the Transactions.

Closing and Effective Time (see page 116)

Clearwater and Enfusion currently expect to complete the Transactions in the second quarter of 2025. Neither Clearwater nor Enfusion, however, can predict the actual date on which the Transactions will be completed, and they cannot assure that the Transactions will be completed, because completion of the Transactions is subject to conditions beyond the control of each of Clearwater and Enfusion. See the sections titled “The Merger Agreement—Efforts to Obtain Regulatory Approvals” and “The Merger Agreement—Conditions to the Transactions.” Also, see the section titled “The Transactions—Regulatory Clearances and Approvals.”

Treatment of Enfusion Equity Awards and Employee Stock Purchase Plan (see page 122)

Treatment of Stock Options

Each Enfusion Stock Option (as defined below) with a per share exercise price that is less than the Per Share Cash Consideration (an “In-the-Money Enfusion Option”), whether vested or unvested, that is outstanding and unexercised will be cancelled immediately prior to the Effective Time in exchange for the right of the holder to receive an amount in cash equal to the product of (i) the number of shares of Enfusion Common Stock subject to such In-the-Money Enfusion Option immediately prior to the Effective Time, multiplied by (ii) the excess of the Per Share Cash Consideration over the exercise price of such In-the-Money Enfusion Option, less applicable tax withholding. Each Enfusion Stock Option with a per share exercise price that is equal to or greater than the Per Share Cash Consideration (an “Out-of-the-Money Enfusion Option”) that is outstanding and unexercised will be cancelled immediately prior to the Effective Time for no consideration.

Treatment of Restricted Stock Units

Each Enfusion Vested RSU will be cancelled at the Effective Time in exchange for the right of the holder to receive the Merger Consideration in respect of each share of Enfusion Common Stock subject to such Enfusion Vested RSU immediately prior to the Effective Time, less applicable tax withholding, in the form determined at the election of the holder in accordance with the procedures described above under the section titled “The Transactions—Merger Consideration.”

Each Enfusion RSU that is outstanding and unvested as of immediately prior to the Effective Time (and that does not vest in accordance with its terms as a result of the consummation of the Transactions) (an “Enfusion Unvested RSU”) will be assumed by Clearwater and converted at the Effective Time into a Clearwater restricted stock unit award (an “Assumed RSU”), subject to the same terms and conditions as applied to the Enfusion Unvested RSU immediately prior to the Effective Time. The number of shares of Clearwater Common Stock subject to each Assumed RSU will be equal to the product (rounded up to the nearest whole share) of (i) the number of shares of Enfusion Common Stock subject to the corresponding Enfusion Unvested RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

Treatment of Performance Stock Units

Each Enfusion restricted stock unit that vests in whole or in part based on performance-based vesting conditions (an “Enfusion PSU”) that is outstanding as of immediately prior to the Effective Time and vests as a result of the consummation of the Transactions will be cancelled and converted at the Effective Time into the right of the holder to receive the Per Share Mixed Consideration in respect of each share of Enfusion Common Stock subject to such vested Enfusion PSU (with the applicable performance conditions deemed achieved or not achieved based on the terms of the applicable award agreement), less applicable tax withholding. Each Enfusion PSU that does not vest at the Effective Time will be cancelled as of the Effective Time for no consideration.

Treatment of Employee Stock Purchase Plan

As soon as reasonably practicable after the date of the Merger Agreement, Enfusion will take all actions necessary or required under the Enfusion, Inc. 2021 Stock Purchase Plan (the “Enfusion ESPP”) to provide that (a) no new offering or purchase period under the Enfusion ESPP will commence after the date of the Merger Agreement, (b) no new participants will be permitted into the Enfusion ESPP after the date of the Merger

Agreement, (c) the existing participants in the Enfusion ESPP may not increase their elections with respect to the offering or purchase periods in effect on the date of the Merger Agreement, (d) the exercise date for any offering or purchase period in effect as of the date of the Merger Agreement will be the earlier of the original exercise date for such offering and the date that is 60 days after the date of the Merger Agreement (the “Final Exercise Date”), (e) each participant’s accumulated contributions under the Enfusion ESPP will be used to purchase shares of Enfusion Common Stock in accordance with the terms of the Enfusion ESPP as of the Final Exercise Date, and (f) the Enfusion ESPP will terminate on the date immediately prior to the date on which the Effective Time occurs.

Listing of Clearwater Common Stock; Delisting of Enfusion Common Stock (see page 114)

It is a condition to the completion of the Transactions that the shares of Clearwater Common Stock to be issued to Enfusion Stockholders in the Transactions be approved for listing on New York Stock Exchange, subject to official notice of issuance. As a result of the Transactions, shares of Enfusion Common Stock will cease to be listed on the New York Stock Exchange.

Appraisal Rights of Enfusion Stockholders (see page 179)

Enfusion Stockholders who do not vote in favor of approval of the Merger Agreement Proposal, who continuously hold their shares of Enfusion Common Stock or Enfusion Class B Common Stock through the Effective Time and who otherwise comply precisely with the applicable provisions of Section 262 of the DGCL will be entitled to seek appraisal of the fair value of their shares of Enfusion Common Stock or Enfusion Class B Common Stock, as determined by the Delaware Court of Chancery, if the Merger is completed. The “fair value” of your shares of Enfusion Common Stock or Enfusion Class B Common Stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the Merger Consideration that you would otherwise be entitled to receive under the terms of the Merger Agreement. Enfusion Stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Enfusion by submitting a written demand for appraisal in the form described in this Proxy Statement/Prospectus prior to the vote to approve the Merger Agreement Proposal, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Enfusion Common Stock or Enfusion Class B Common Stock held of record in the name of another person, such as a nominee or intermediary, must follow additional steps summarized in this Proxy Statement/Prospectus and in a timely manner to perfect appraisal rights.

The text of Section 262 of the DGCL is attached as Annex E to this Proxy Statement/Prospectus. You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising appraisal rights, Enfusion Stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel and their financial advisors. Failure to strictly comply with these provisions may result in the loss of appraisal rights.

No Solicitation of Other Offers by Enfusion (see page 132)

Under the terms of the Merger Agreement, Enfusion has agreed not to solicit, encourage or facilitate any competing acquisition proposals for Enfusion, enter into discussions or negotiations with any third parties regarding any competing acquisition proposals for Enfusion or enter into any agreements with a third party regarding any competing acquisition proposals for Enfusion.

Notwithstanding the foregoing restrictions, if prior to Enfusion Stockholders adopting the Merger Agreement at the Special Meeting Enfusion receives an unsolicited competing acquisition proposal that the Enfusion Board determines to be superior to the Transactions or reasonably be expected to lead to a proposal that is superior to the Transactions, Enfusion is permitted, subject to certain conditions set forth in the Merger

Agreement, to engage in discussions and negotiations with the party that sent the competing acquisition proposal (and its representatives, advisors and financing sources) and to furnish non-public information to that party (and its representatives, advisors and debt financing sources).

Under the terms of the Merger Agreement and subject to certain conditions set forth therein (including the payment of a $52,350,000 termination fee), Enfusion may terminate the Merger Agreement prior to Enfusion Stockholders adopting the Merger Agreement at the Special Meeting to accept a competing acquisition proposal that the Enfusion Board has determined to be superior to the Transactions from a financial point of view. See “The Merger Agreement—No Solicitation of Other Offers by Enfusion” and “The Merger Agreement—Change of Recommendation.”

Conditions to the Transactions (see page 140)

The respective obligations of the Buyer Parties, Enfusion and Enfusion OpCo to consummate the transactions are subject to the satisfaction (or waiver where permissible pursuant to applicable law) of customary conditions, including the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock (the “Stockholder Approval”) and the expiration or termination of the waiting period under the HSR Act. See the section titled “The Merger Agreement—Conditions to the Transactions.”

The obligations of the Buyer Parties to consummate the Transactions are also subject to the absence of any Enfusion Material Adverse Effect (as defined in the section titled “The Merger Agreement—Material Adverse Effect”) after the date of the Merger Agreement, the accuracy of Enfusion’s representations and warranties and compliance by Enfusion with its obligations and agreements under the Merger Agreement, as described in the section titled “The Merger Agreement—Representations and Warranties.”

The Merger Agreement does not include a financing condition.

Under the terms of the Merger Agreement, the closing of the transactions contemplated by the Merger Agreement (the “Closing”) will take place on the second business day following the date on which the conditions to the Closing are satisfied. See the section titled “The Merger Agreement—Closing and Effective Time.”

Termination of the Merger Agreement (see page 142)

Among other customary circumstances, Clearwater or Enfusion may terminate the Merger Agreement if:

•

any governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions;

•

the Closing has not occurred on or before 11:59p.m. New York City Time on July 9, 2025 (the “End Date”); however, this right to terminate will not be available to any party whose material breach of any provisions of the Merger Agreement has been the cause of the failure of the Closing to occur by the End Date; or

•	the Stockholder Approval has not been obtained at the Special Meeting.

Termination Fees and Expenses (see page 143)

Enfusion must pay Clearwater a termination fee of $52,325,000 if the Merger Agreement is terminated in certain circumstances pursuant to the Merger Agreement, including (a) a termination by Clearwater as a result of (i) the Enfusion Board or any committee thereof effecting an Adverse Recommendation Change (as defined in the section titled “The Merger Agreement—No Solicitation of Other Offers by Enfusion”) or (ii) Enfusion materially breaching the no-shop provisions of the Merger Agreement, (b) a termination by Enfusion as a result of the Enfusion Board determining to enter into a definitive agreement with respect to a Superior Proposal (as defined in the section titled “The Merger Agreement—No Solicitation of Other Offers by Enfusion”) or (c) a termination (i) by Clearwater or Enfusion as a result of the Closing not occurring prior to the End Date, (ii) by either Clearwater or Enfusion because the Stockholder Approval has not been obtained at the Special Meeting, or (iii) by Clearwater because of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Enfusion; provided that, in the case of clauses (c)(i), (ii) and (iii), Enfusion will pay the termination fee only if (x) after the date of the Merger Agreement and prior to the termination of the Merger Agreement, a bona fide Acquisition Proposal (as defined below) is publicly disclosed and not irrevocably withdrawn at least three business days prior to the Special Meeting and (y) within 12 months after the date of such termination, Enfusion enters into any Acquisition Proposal or consummates any Acquisition Proposal (provided that for purposes of this determination, each reference to “20% or more” or “80% or less” in the definition of Acquisition Proposal will be deemed to be references to “more than 50%” or “less than 50%,” respectively).

All other expenses relating to the transactions will generally be paid by the party incurring the expense.

Specific Performance; Remedies (see page 144)

In addition to any other remedy that may be available to each party, including monetary damages, each of the parties will be entitled to an injunction or injunctions or equitable relief to prevent breaches of the Merger Agreement and to enforce specifically its terms and provisions.

Comparison of Rights of Common Stockholders of Clearwater and Enfusion (see page 164)

Enfusion Stockholders receiving shares of Clearwater Common Stock in connection with the Transactions will have different rights once they become holders of Clearwater Common Stock (“Clearwater Stockholders”) due to differences between the governing corporate documents of Clearwater and Enfusion. These differences are described in more detail in the section titled “Comparison of Stockholder Rights.”

TRA Amendment (see page 112 and Annex C)

In connection with Enfusion’s initial public offering in October 2021, Enfusion entered into a tax receivable agreement, dated October 19, 2021, with Enfusion OpCo and the TRA Parties. The TRA provided for the payment by Enfusion to such TRA Parties of 85% of the benefits, if any, that Enfusion actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of: (i) existing tax basis acquired in the IPO; (ii) increases in existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Enfusion OpCo as a result of sales or exchanges (or deemed exchanges) of Enfusion Common Units for shares of Enfusion Common Stock or distributions (or deemed distributions) with respect to Enfusion Common Units in connection with or after the IPO; (iii) Enfusion’s utilization of certain tax attributes of certain entities that are taxable as corporations for U.S. federal income tax purposes in which the TRA Parties hold interests; and (iv) certain other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA. The TRA also provides for termination of the TRA and an early termination payment by Enfusion in connection with a change of control of Enfusion.

On January 10, 2025, in connection with the execution of the Merger Agreement, Enfusion, Enfusion OpCo and the TRA Amendment Parties entered into that certain Amendment No. 1 to the TRA (the “TRA Amendment”) in accordance with the terms of the TRA, pursuant to which such parties agreed to terminate the TRA immediately at the Effective Time on the terms set forth in the TRA Amendment. In connection with the termination, Enfusion has agreed to pay the TRA Parties an aggregate termination payment equal to $30 million minus any payments made under the TRA to the TRA Parties between January 10, 2025, and the Effective Time.

Such aggregate termination payment is expected to be less than the aggregate payment that would have been payable under the TRA absent the TRA Amendment (based on certain facts and assumptions, the reduction was estimated to be approximately $105 million, constituting an approximate 78% discount to the estimated aggregate payment of approximately $135 million that would have otherwise been payable to the TRA Parties under the terms of the TRA).

For more information, see the section titled “The Transactions—TRA Amendment.”

Risk Factors (see page 31)

Before voting at the Special Meeting, you should carefully read all of the information contained in or incorporated by reference into this Proxy Statement/Prospectus and give special consideration to the risk factors discussed in the section titled “Risk Factors.” See the section titled “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this Proxy Statement/Prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

Clearwater Common Stock is listed on the NYSE under the symbol “CWAN,” and Enfusion Common Stock is listed on the NYSE under the symbol “ENFN.”

The following table sets forth the closing price per share of Clearwater Common Stock and per share of Enfusion Common Stock as reported on the NYSE on January 10, 2025, the trading day before the public announcement of the execution of the Merger Agreement, and on March 19, 2025, the trading day before the date of this Proxy Statement/Prospectus. The table also presents the volume-weighted average price of Clearwater Common Stock for the ten-trading-day periods ending on (and including) January 10, 2025 and March 19, 2025. The table also shows the estimated implied value of the Merger Consideration for each share of Enfusion Common Stock calculated as of each of the below dates.

	Clearwater Common Stock	10-Day Average Clearwater Common Stock VWAP	Enfusion Common Stock	Implied Value per Share of Enfusion Common Stock
January 10, 2025	$27.03	$27.4360	$9.94	$11.25
March 19, 2025	$26.48	$27.4423	$11.09	$11.25

The market prices of Clearwater Common Stock and Enfusion Common Stock have fluctuated since the date of the announcement of the execution of the Merger Agreement and will continue to fluctuate prior to the completion of the Transactions and, in the case of Clearwater Common Stock, thereafter. No assurance can be given concerning the market prices of Clearwater Common Stock or Enfusion Common Stock before completion of the Transactions or of Clearwater Common Stock after completion of the Transactions. Accordingly, these comparisons may not provide meaningful information to stockholders in determining how to vote with respect to the proposals described in this Proxy Statement/Prospectus. We urge you to obtain current market quotations for Clearwater Common Stock and Enfusion Common Stock and to review carefully the other information contained in this Proxy Statement/Prospectus. Please see the section titled “Risk Factors—Risks Relating to the Transactions—Because the market price of Clearwater Common Stock has fluctuated and will continue to fluctuate, Enfusion Stockholders cannot be sure of the value of the consideration they will receive.”

For each day from the date of the mailing of this Proxy Statement/Prospectus through the Election Deadline, the volume-weighted average price of Clearwater Common Stock for the ten-trading day period ending on (and including) the trading day preceding the date on which Enfusion Stockholders access this information will be available by 4:30 p.m., New York City time, at https://investors.clearwateranalytics.com and can also be obtained by contacting Innisfree at the address and telephone number listed in this Proxy Statement/Prospectus.

Dividends

Since its initial public offering in September 2021, Clearwater has not declared or paid regular cash dividends on its common stock.

Since its initial public offering in October 2021, Enfusion has not declared or paid regular cash dividends on its common stock. The terms of the Merger Agreement limit Enfusion’s ability to declare or pay dividends prior to the completion of the Merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement/Prospectus and the documents incorporated by reference into this Proxy Statement/Prospectus contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts but reflect Clearwater’s and Enfusion’s current beliefs, expectations or intentions regarding future events. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the Transactions, the anticipated impact of the Transactions on the combined business, the expected amount and timing of the synergies from the Transactions and the anticipated Closing Date of the Transactions. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Clearwater’s and Enfusion’s control and may cause actual results to differ materially from those contained in forward-looking statements. These risks and uncertainties include, among others, those set forth under “Risk Factors,” as well as risks and uncertainties relating to:

•	the ability of the parties to consummate the Transactions in a timely manner or at all;

•	the satisfaction (or waiver) of conditions to Closing of the Transactions;

•	potential delays in consummating the Transactions;

•

the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transactions that could delay the consummation of the Transactions or cause the parties to abandon the Transactions;

•	the possibility that Enfusion Stockholders may not approve the Merger Agreement Proposal;

•	the ability of Enfusion or of Clearwater to timely and successfully achieve the anticipated benefits of the Transactions;

•	the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•	Enfusion’s or Clearwater’s ability to implement its respective business strategy;

•	significant transaction costs associated with the Transactions;

•	the possibility that the Transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	potential litigation relating to the Transactions;

•	the risk that disruptions from the Transactions will harm Enfusion’s or Clearwater’s business, including current plans and operations;

•	the ability of Enfusion or of Clearwater to retain and hire key personnel;

•	potential adverse reactions or changes to business relationships of Enfusion or of Clearwater resulting from the announcement or completion of the proposed transaction;

•	legislative, regulatory and economic developments, including as a result of the change in U.S. presidential administration, affecting Enfusion’s or Clearwater’s business;

•	general economic and market developments and conditions;

•	the legal, regulatory and tax regimes under which Enfusion or Clearwater operates;

•	potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions that could affect Enfusion’s or Clearwater’s financial performance;

•	the risk that any announcements relating to the Transactions could have adverse effects on the market price of Enfusion Common Stock or Clearwater Common Stock;

•	restrictions during the pendency of the Transactions that may impact Enfusion’s or Clearwater’s ability to pursue certain business opportunities or strategic transactions;

•	Clearwater’s ability to successfully integrate Enfusion’s operations into Clearwater’s business;

•	unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities;

•	the finalization and audit of Enfusion’s 2024 fiscal year financial results which could potentially result in changes or adjustments to the preliminary financial results previously presented; and

•	Enfusion’s or Clearwater’s response to any of the aforementioned factors.

Clearwater and Enfusion caution that the foregoing list of factors is not exhaustive. Additional information concerning these and other risk factors is contained in Clearwater’s and Enfusion’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings, as such filings may be amended from time to time. All of the forward-looking statements made by Clearwater or Enfusion contained or incorporated by reference in this Proxy Statement/Prospectus and all subsequent written and oral forward-looking statements concerning Clearwater, Enfusion, the Transactions or other matters attributable to Clearwater or Enfusion or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statement above.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this Proxy Statement/Prospectus, which speak only as of the date such statements were made. Neither Clearwater nor Enfusion undertakes any obligation to update or revise any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by applicable law.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this Proxy Statement/Prospectus, including, among other things, the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” Enfusion Stockholders should carefully consider the following risks before deciding whether to vote in favor of the Merger Agreement Proposal and the Adjournment Proposal. In addition, Enfusion Stockholders should read and consider the risks associated with each of the businesses of Clearwater and Enfusion because these risks will relate to Clearwater following the completion of the Transactions. Descriptions of some of these risks can be found in Clearwater’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Enfusion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and, in each case, any amendments thereto, as such risk factors may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this Proxy Statement/Prospectus. You should also consider the other information in this Proxy Statement/Prospectus and the other documents incorporated by reference into this Proxy Statement/Prospectus. See the section titled “Where You Can Find More Information.”

Risks Relating to the Transactions

Because the market price of Clearwater Common Stock has fluctuated and will continue to fluctuate, Enfusion Securityholders cannot be sure of the value of the consideration they will receive.

Upon completion of the Merger, each issued and outstanding share of Enfusion Common Stock (other than (i) cancelled shares, (ii) dissenting shares and (iii) excluded shares) will be converted into the right to receive, at the election of the stockholder and subject to proration, (i) the Per Share Mixed Consideration, (ii) the Per Share Stock Consideration or (iii) the Per Share Cash Consideration, each of which will be determined, in part, by the volume-weighted average trading price of Clearwater Common Stock during the ten-trading-day period ending on (and including) the second to last trading day prior to (but not including) the Closing Date of the Transactions.

The market price of Clearwater Common Stock at the time of completion of the Transactions may vary significantly from the market price of Clearwater Common Stock on the date the Merger Agreement was executed, the date of this Proxy Statement/Prospectus, the date of the Special Meeting and the date on which Enfusion Stockholders make their election. Because the Per Share Mixed Consideration, Per Share Stock Consideration and Per Share Cash Consideration are each determined in part based on the trading price of Clearwater Common Stock, the value of the aggregate consideration that Enfusion Securityholders will receive upon completion of the Transactions may be higher or lower than the value of the aggregate consideration on such earlier dates. In addition, as discussed below, the Merger Consideration will be subject to proration. Accordingly, Enfusion Stockholders will not know or be able to calculate at the time of the Special Meeting the market value of the consideration they will receive upon completion of the Transactions. Additionally, Enfusion does not have the right to exercise any walk-away rights or other rights to terminate the Transactions solely based on any decline in the market price of Clearwater Common Stock. See also “Summary — Merger Consideration” for a table illustrating the impact of changes in the market price of Clearwater Common Stock on the Merger Consideration to be received by Enfusion Stockholders.

Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Clearwater’s and Enfusion’s respective businesses, operations and prospects, market assessments of the likelihood that the Transactions will be completed, the timing of the Transactions, regulatory considerations and other risk factors set forth or incorporated by reference in this Proxy Statement/Prospectus. Many of these factors are beyond Clearwater’s and Enfusion’s control. Enfusion Stockholders are urged to obtain current market quotations for Clearwater Common Stock and Enfusion Common Stock when they make their elections.

Enfusion Securityholders may not receive all consideration in the form they elect, and the form of consideration that they receive may have a lower value or different tax consequences than the form of consideration that they elect to receive.

Enfusion Securityholders’ consideration will be subject to proration, such that the total amount of cash consideration will be equal to 52% of the aggregate Merger Consideration and the total amount of stock consideration will be equal to 48% of the aggregate Merger Consideration. Accordingly, some of the Merger Consideration an Enfusion Securityholder receives may differ from the type of consideration selected and such difference may be significant. This may result in, among other things, tax consequences that differ from those that would have resulted if the Enfusion Securityholder had received solely the form of consideration elected. A discussion of the proration mechanism can be found under the section titled “The Transactions—Merger Consideration” and a discussion of the material U.S. federal income tax consequences of the Transactions can be found under the section titled “The Transactions—Material U.S. Federal Income Tax Consequences of the Corporate Mergers.”

Completion of the Transactions is subject to the conditions contained in the Merger Agreement and if these conditions are not satisfied or waived, the Transactions will not be completed.

The obligations of Clearwater and Enfusion to complete the Transactions are subject to the satisfaction or waiver of a number of conditions, including, among others, the adoption of the Merger Agreement by Enfusion Stockholders by the affirmative vote of at least a majority of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock, the expiration or termination of the waiting period under the HSR Act. On February 24, 2025, the waiting period under the HSR Act expired, satisfying the Regulatory Approval condition to Closing of the Transactions. For a more complete summary of the required regulatory approvals and the conditions to Closing, see the sections titled “The Transactions—Regulatory Clearances and Approvals” and “The Merger Agreement—Conditions to the Transactions.”

Although Clearwater and Enfusion have agreed in the Merger Agreement to use their reasonable best efforts to complete the Transactions as promptly as practicable, many of the conditions to Closing are not within Clearwater’s or Enfusion’s control, and neither company can predict when or if these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to July 9, 2025, it is possible that the Merger Agreement will be terminated. The failure to satisfy all of the required conditions could delay the completion of the Transactions for a significant period of time or prevent it from occurring. Any delay in completing the Transactions could cause Clearwater not to realize some or all of the benefits that it expects to achieve if the Transactions are successfully completed within their expected timeframe. There can be no assurance that the conditions to Closing will be satisfied or waived or that the Transactions will be completed. See the risk factor titled “—Failure to complete the Transactions could negatively affect the stock price and the future business and financial results of Enfusion,” below.

In the event that the parties determine to waive any of the conditions to the Closing of the Transactions, such decision may have an adverse effect on Clearwater and Enfusion and their respective stockholders. For example, if Clearwater and Enfusion waive the condition that the shares of Clearwater Common Stock to be issued to Enfusion Stockholders in the Merger must be approved for listing on the NYSE and close the Transactions, the shares of Clearwater Common Stock issued to Enfusion Stockholders at the Closing would not be listed on a stock exchange until the NYSE has approved the listing application, and the ability of Enfusion Stockholders to trade such shares would be adversely affected. By way of further example, if Enfusion waives the condition that there be no material adverse effect on Clearwater that has occurred, the value of the consideration received by Enfusion Stockholders could be materially diminished.

The transactions are subject to the expiration of applicable waiting periods and the receipt of approvals, consents or clearances from regulatory authorities in the United States that could have an adverse effect on

Clearwater, Enfusion or following the completion of the Transactions, Clearwater or, if not obtained, could prevent completion of the Transactions.

Before the Transactions may be completed, any waiting period (or extension thereof) applicable to the Transactions must have expired or been terminated, and any approvals, consents or clearances required in connection with the Transactions must have been obtained, in each case, under the HSR Act. In addition, the Transactions may be reviewed under antitrust statutes or foreign direct investment regimes of other governmental authorities, including U.S. state laws. In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities will consider the effect of the Transactions on competition within their relevant jurisdiction.

The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of Clearwater’s business following the completion of the Transactions. Under the Merger Agreement, Clearwater and Enfusion have agreed to use their reasonable best efforts to obtain such approvals, consents and clearances and therefore may be required to comply with conditions, terms, obligations or restrictions imposed by governmental authorities. There can be no assurance that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Transactions or imposing additional material costs on or materially limiting the revenues of Clearwater following the completion of the Transactions. In addition, neither Clearwater nor Enfusion can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Transactions. See the sections titled “The Transactions—Regulatory Clearances and Approvals” and “The Merger Agreement—Conditions to the Transactions.”

Enfusion’s directors and executive officers have interests in the Transactions that may be different from, or in addition to, your interests as a stockholder of Enfusion more generally.

When considering the recommendation of the Enfusion Board that Enfusion Stockholders vote in favor of the Merger Agreement Proposal and the Adjournment Proposal, Enfusion Stockholders should be aware of the fact that, aside from their interests as Enfusion Stockholders, certain Enfusion directors and executive officers have interests in the Transactions that may be different from, or in addition to, the interests of Enfusion Stockholders generally. These interests include:

•	rights to continuing indemnification and directors’ and officers’ liability insurance;

•	certain executive officers and other employees of Enfusion may receive cash transaction and transition bonuses in connection with the Transactions;

•

at the Effective Time, each Enfusion Equity Award (as defined below) held by an executive officer will receive the treatment described in the section titled “The Merger Agreement—Treatment of Enfusion Equity Awards and Employee Stock Purchase Plan”;

•	at the Effective Time, each Enfusion RSU held by an Enfusion non-employee director will accelerate and vest pursuant to the Enfusion non-employee director compensation policy;

•

in the event an executive officer’s employment with Enfusion is involuntarily terminated in connection with or following the Transactions, vesting of certain Enfusion RSUs, including Enfusion PSUs converted into Enfusion RSUs (or corresponding Assumed RSUs) may be accelerated in accordance with the terms of such Enfusion RSUs;

•

eligibility of Enfusion’s executive officers to receive severance payments and benefits either under their employment agreement with Enfusion or under the Enfusion Executive Severance Policy (the “Severance Policy”); and

•	with respect to Enfusion officers and directors who may be, or may be affiliated with, the TRA Parties, rights to receive portions of the $30 million early termination payment under the TRA.

See the section titled “The Transactions—Interests of Enfusion’s Directors and Executive Officers in the Transactions” for a more detailed description of the interests of Enfusion’s directors and executive officers. The Enfusion Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger and in recommending that Enfusion Stockholders approve the Merger Agreement Proposal.

The Merger Agreement limits Enfusion’s ability to pursue alternatives to the Transactions and may discourage other companies from trying to acquire Enfusion.

The Merger Agreement contains provisions that make it more difficult for Enfusion to sell its business to a party other than Clearwater. These provisions include a general prohibition on Enfusion soliciting any company takeover proposal or offer for a competing transaction. In addition, upon termination of the Merger Agreement, Enfusion is required to pay Clearwater a termination fee of $52,350,000 if the Merger Agreement is terminated in certain circumstances including Enfusion entering into a definitive agreement with respect to a superior proposal, an adverse recommendation change or a willful breach in a material respect of Enfusion’s non-solicitation obligations under the Merger Agreement.

It is possible that the no-shop provision or the other provisions of the Merger Agreement could discourage a potential acquiror that might have had an interest in acquiring all or a significant part of Enfusion from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the consideration Clearwater proposes to pay in the Transactions or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Enfusion than it might otherwise have proposed to pay because of the termination fee that may become payable to Clearwater in certain circumstances described in the section titled “The Merger Agreement—Termination Fees and Expenses.”

The Merger Agreement subjects Enfusion to restrictions on its business activities.

The Merger Agreement subjects Enfusion to restrictions on its business activities and obligates Enfusion to generally conduct its business in a commercially reasonable manner and in all material respects in the ordinary course of business consistent with past practice. These restrictions could have an adverse effect on Enfusion’s results of operations, cash flows and financial position.

The business relationships of Clearwater and Enfusion and their respective subsidiaries may be subject to disruption due to uncertainty associated with the Transactions, which could have an adverse effect on the results of operations, cash flows and financial position of Clearwater, Enfusion and, following the completion of the Transactions, Clearwater.

Parties with which Clearwater and Enfusion, or their respective subsidiaries, do business may be uncertain as to the effects the Transactions may have on them, including with respect to current or future business relationships with Clearwater, Enfusion or their respective subsidiaries. These relationships may be subject to disruption as customers, suppliers and other persons with whom Clearwater and Enfusion have a business relationship may delay or defer certain business decisions or might decide to terminate, change or renegotiate their relationships with Clearwater or Enfusion, as applicable, or consider entering into business relationships with parties other than Clearwater, Enfusion or their respective subsidiaries. These disruptions could have an adverse effect on the results of operations, cash flows and financial position of Clearwater or Enfusion, including an adverse effect on Clearwater’s ability to realize the expected synergies and other benefits of the Transactions. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the Transactions or termination of the Merger Agreement.

Failure to complete the Transactions could negatively affect the stock price and the future business and financial results of Enfusion.

If the Transactions are not completed for any reason, including as a result of Enfusion Stockholders failing to approve the Merger Agreement Proposal, the ongoing business of Enfusion may be adversely affected and, without realizing any of the benefits of having completed the Transactions, Enfusion could be subject to a number of negative consequences, including the following:

•	Enfusion may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	Enfusion may experience negative reactions from its customers and suppliers;

•	Enfusion may experience negative reactions from its employees and may not be able to retain key management personnel and other key employees;

•	Enfusion will have incurred, and will continue to incur, significant non-recurring costs in connection with the Transactions that it may be unable to recover;

•

the Merger Agreement places certain restrictions on the conduct of Enfusion’s business prior to completion of the Transactions, the waiver of which is subject to the consent of Clearwater (not to be unreasonably withheld, conditioned or delayed), which may prevent Enfusion from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Transactions that may be beneficial to Enfusion (see the section titled “The Merger Agreement—Conduct of Businesses of Enfusion Prior to Completion of the Transactions” for a description of the restrictive covenants applicable to Enfusion); and

•

matters relating to the Transactions (including integration planning) will require substantial commitments of time and resources by Enfusion management, which could otherwise be devoted to day-to-day operations and other opportunities that may be beneficial to Enfusion as an independent company.

In addition, upon termination of the Merger Agreement, under certain circumstances, Enfusion is required to pay Clearwater a termination fee of $52,350,000, including Enfusion entering into a definitive agreement with respect to a superior proposal, an adverse recommendation change or a willful breach in a material respect of Enfusion’s non-solicitation obligations under the Merger Agreement. Finally, Enfusion could be subject to litigation related to any failure to complete the Transactions or related to any enforcement proceeding commenced against Enfusion to perform its obligations under the Merger Agreement. If the Transactions are not completed, any of these risks may materialize and may adversely affect Enfusion’s businesses, financial condition, financial results and stock price.

Clearwater expects to obtain financing in connection with the Transactions and cannot guarantee that it will be able to obtain such financing on favorable terms or at all.

Clearwater anticipates that the funds needed to complete the Transactions will be derived from a combination of (i) available cash on hand and (ii) third-party debt financing. Clearwater’s ability to obtain any such new debt financing will depend on, among other factors, prevailing market conditions and other factors beyond Clearwater’s control. Clearwater cannot assure you that it will be able to obtain new debt financing on terms acceptable to it or at all, and any such failure could materially adversely affect its operations and financial condition. Clearwater’s obligation to complete the Transactions is not conditioned upon the receipt of any financing.

The unaudited pro forma condensed combined financial information included in this Proxy Statement/Prospectus is preliminary and the actual financial condition and results of operations after the Transactions may differ materially from them.

The unaudited pro forma condensed combined financial information included in this Proxy Statement/Prospectus is presented for illustrative purposes only and is not necessarily indicative of what Clearwater’s actual financial condition or results of operations would have been had the Transactions been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon assumptions, preliminary estimates and accounting reclassifications, to record Enfusion’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this Proxy Statement/Prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Enfusion as of the date of the completion of the Transactions. Accordingly, the final accounting adjustments as a result of the acquisition may differ materially from the pro forma adjustments reflected in this Proxy Statement/Prospectus. For more information, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

Completion of the Transactions may trigger change in control provisions in certain agreements to which Enfusion is a party.

The completion of the Transactions may trigger change in control provisions in certain agreements to which Enfusion is a party. If Enfusion and Clearwater are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Enfusion and Clearwater are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Enfusion or Clearwater.

Lawsuits may be filed in the future against Enfusion, its directors, Clearwater, Acquirer, Merger Sub and/or Merger Sub II challenging the Transactions or any one of them, and an adverse ruling in any such lawsuit may prevent completing the Transactions or completing the Transactions within the expected timeframe and/or result in substantial costs to Clearwater and Enfusion.

In connection with the Transactions, litigation may be filed against Enfusion and its board of directors. Among other remedies, the plaintiffs in these lawsuits may seek damages or to enjoin the Transactions. The outcome of any litigation is uncertain and any such lawsuits could prevent or delay the completion of the Transactions and result in substantial costs to Clearwater and Enfusion. Any such actions may create uncertainty relating to the Transactions and may be costly and distracting to management. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Transactions are completed may adversely affect Clearwater’s business, financial condition and results of operations.

It is possible that litigation against Enfusion, its directors, Clearwater, Acquirer, Merger Sub and/or Merger Sub II may be filed in the future as securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Merger Agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Clearwater’s and Enfusion’s respective liquidity and financial condition.

Further, one of the conditions to the completion of the Transactions is that no injunction or law by any governmental entity of competent jurisdiction will be in effect that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Transactions. As such, if an injunction prohibiting the consummation of the Transactions is obtained, that injunction may prevent the Transactions from becoming effective or from becoming effective within the expected timeframe.

Risks Relating to Clearwater Following Completion of the Transactions

The market price for Clearwater Common Stock following the Effective Time may be affected by factors different from those that historically have affected or currently affect Clearwater Common Stock and Enfusion Common Stock.

Following the completion of the Transactions, Clearwater Stockholders and former Enfusion Stockholders will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Clearwater’s financial position after the Transactions may differ from its financial position before the Transactions, and the financial position, results of operations and cash flows of the combined company may be affected by factors that are different from those currently or historically affecting the results of operations of Clearwater and those currently or historically affecting the results of operations of Enfusion. Accordingly, the market price and performance of Clearwater Common Stock is likely to be different from the performance of Clearwater Common Stock or Enfusion Common Stock in the absence of the Transactions, which may adversely affect the value of a Enfusion Stockholder’s investment following completion of the Transactions, regardless of the combined company’s actual operating performance.

Following completion of the Transactions, the market price of Clearwater Common Stock may be volatile, and holders of Clearwater Common Stock could lose a significant portion of their investment due to drops in the market price of Clearwater Common Stock following completion of the Transactions.

Following the Transactions, the market price of Clearwater Common Stock may be volatile, and stockholders may not be able to resell their shares of Clearwater Common Stock at or above the price at which they acquired their shares pursuant to the Merger Agreement or otherwise due to fluctuations in its market price, including changes in price caused by factors unrelated to Clearwater’s performance or prospects.

Specific factors that may have a significant effect on the market price of Clearwater Common Stock include:

•	changes in stock market analyst recommendations or earnings estimates regarding Clearwater Common Stock or other comparable companies;

•	actual or anticipated fluctuations in Clearwater’s revenue stream or future prospects;

•	reaction to public announcements by Clearwater before or after the Transactions;

•	strategic actions taken by Clearwater or its competitors, such as acquisitions;

•	potential future public offerings of Clearwater Common Stock, which may dilute stockholders;

•

the failure of Clearwater to achieve the perceived benefits of the Transactions, including expected financial results and anticipated synergies, as rapidly as or to the extent anticipated by Clearwater or financial or industry analysts;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Clearwater’s business and operations;

•	changes in tax or accounting standards, policies, guidance, interpretations or principles; and

•	adverse conditions in the financial markets or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events.

Also, Clearwater Stockholders and Enfusion Stockholders may not wish to continue to invest in the combined company or may wish to reduce their investment in the combined company, including in order to comply with institutional investing guidelines, to increase diversification, to track any rebalancing of stock indices in which Clearwater Common Stock is included, to respond to the risk profile of the combined company or to realize a gain. If, following completion of the Merger, large amounts of Clearwater Common Stock are sold, the price of Clearwater Common Stock could decline.

If the Transactions are completed, Clearwater may not achieve the anticipated benefits of the Transactions, including anticipated synergies.

There can be no assurance that Clearwater will be able to successfully integrate Enfusion, and the anticipated benefits of the Transactions, including the anticipated operational and other synergies between the companies, may not be realized fully or at all or may take longer to realize than expected or may have unanticipated adverse results. Anticipated benefits are based on expectations about the future that are subject to change (such as assumptions about Clearwater’s future service costs, future operational plans which have not yet been developed and which may vary from past experiences operating the same assets or recent experiences operating in the same areas). If Clearwater is not able to realize the anticipated benefits expected from the Transactions within the anticipated timing or at all, Clearwater’s business, financial position, results of operations and cash flows may be adversely affected, Clearwater’s earnings per share may be diluted, the accretive effect of the Transactions may decrease or be delayed and the market price of Clearwater Common Stock may be negatively impacted.

The integration of the two companies will require significant time and focus from management following the Transactions and could result in performance shortfalls as a result of the diversion of management’s attention to such integration efforts. Difficulties in integrating Enfusion into Clearwater may result in the combined company performing differently than expected, in operational challenges or in the failure to realize anticipated benefits, including anticipated operational and other synergies between the two companies, in whole or in part, on the anticipated timeline or at all. Potential difficulties that may be encountered in the integration process include:

•	complexities associated with managing a larger, more complex, integrated business;

•	potential unknown liabilities and unforeseen expenses associated with Enfusion and its integration into Clearwater;

•	potential unknowns with respect to future operational plans; and

•	inconsistencies between the two company’s standards, controls, procedures and policies.

In addition, Clearwater’s business may be negatively impacted following the Transactions if it is unable to effectively manage the expanded operations of the combined company. Actual growth and any potential cost savings, if achieved, may be lower than what Clearwater and Enfusion expect and may take longer to achieve than anticipated. If Clearwater and Enfusion are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.

Clearwater and Enfusion, including their respective subsidiaries, have operated and, until the completion of the Merger, will continue to operate independently. It is possible that the pendency of the Merger, as well as the integration process, could result in the loss of key personnel, the loss of customers, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs, an overall post-completion integration process that takes longer than originally anticipated, as well as the disruption of each company’s ongoing businesses. Any or all of those occurrences could adversely affect the combined company’s operations, including the ability to maintain relationships with customers and employees prior to, or after, the Transactions or to achieve the anticipated benefits of the Transactions.

The combined company may not be able to retain Clearwater and Enfusion’s existing customers, which could have an adverse effect on the combined company’s business and operations, and third parties may terminate or alter existing contracts or relationships with Clearwater or Enfusion.

As a result of the Transactions, the combined company may experience impacts on relationships with customers that may harm the combined company’s business, financial position, results of operations and cash flows. Certain customers may seek to terminate or modify contractual obligations following the Transactions, whether or not contractual rights are triggered as a result of the Transactions. There can be no guarantee that customers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the Transactions. If any customers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business, financial position, results of operations and cash flows may be harmed.

Clearwater and Enfusion also have contracts with suppliers, licensors and other business partners which may require Clearwater or Enfusion, as applicable, to obtain consent from these other parties in connection with the Transactions, or which may otherwise contain limitations applicable to such contracts following the Transactions. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom Clearwater or Enfusion currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Transactions. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Transactions. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Transactions or by a termination of the Merger Agreement.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business, financial position, results of operations and cash flows.

The combined company may be exposed to increased litigation from stockholders, customers, suppliers and other third parties due to the combination of Clearwater’s and Enfusion’s businesses following the Transactions. Such litigation may have an adverse impact on the combined company’s business, financial position, results of operations and cash flows, or may cause disruptions to the combined company’s operations.

The financial forecasts are based on various assumptions that may not be realized.

The unaudited prospective financial information set forth in the forecasts included under the section titled “The Transactions—Certain Financial Projections Utilized by the Special Committee and the Enfusion Board” was prepared solely for internal use and is subjective in many respects. Enfusion’s prospective financial information was based solely upon assumptions of, and information available to, Enfusion’s management when prepared. These estimates and assumptions are subject to uncertainties, many of which are beyond Enfusion’s control and may not be realized. Many factors mentioned in this Proxy Statement/Prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described in the section titled “Cautionary Statement Regarding Forward-Looking Statements” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Clearwater’s and Enfusion’s estimates. In view of these uncertainties, the inclusion of prospective financial information in this Proxy Statement/Prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

The unaudited prospective financial information set forth in the forecasts included under the section titled “The Transactions—Certain Financial Projections Utilized by the Special Committee and the Enfusion Board” was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Clearwater nor Enfusion undertakes any obligation, other than as required by applicable law, to update, correct or otherwise revise the unaudited prospective financial information included in this Proxy Statement/Prospectus to reflect events or circumstances after the date such prospective financial information was prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances, even in the event that any or all of the assumptions underlying any such prospective financial information are no longer appropriate (even in the short term).

The unaudited prospective financial information of Enfusion included in this Proxy Statement/Prospectus has been prepared by, and is the responsibility of, the management of Enfusion. Neither Ernst & Young LLP nor any other independent accountant has compiled, reviewed, examined, performed any other assurance procedures, or expressed any form of assurance with respect to the prospective financial information included in this Proxy Statement/Prospectus. The report of Ernst & Young LLP incorporated by reference in this Proxy Statement/Prospectus relates to Enfusion, Inc.’s historical audited financial statements and does not extend to the unaudited prospective financial information and should not be read to do so. Neither Clearwater’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. See the section titled “The Transactions—Certain Financial Projections Utilized by the Special Committee and the Enfusion Board” for more information.

The opinion of the Special Committee’s financial advisor will not reflect changes in circumstances between the date of such opinion and the completion of the Transactions.

At a meeting of the Special Committee held on January 10, 2025, Goldman Sachs rendered its oral opinion to the Special Committee, subsequently confirmed by delivery of its written opinion, dated January 10, 2025, that, as of such date, and based upon and subject to the various limitations, qualifications and assumptions and other matters set forth therein, the aggregate Merger Consideration to be paid to the holders (other than Clearwater and its affiliates) of shares of Enfusion Common Stock was fair, from a financial point of view, to such holders.

Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of such opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of such opinion. The Special Committee has not requested an updated opinion as of the date of this Proxy Statement/Prospectus, and does not expect to request an updated opinion prior to completion of the Transactions. Changes in the operations and prospects of Enfusion, general market and economic conditions and other factors that may be beyond the control of Clearwater or Enfusion may have altered the value of Enfusion or the prices of the shares of Enfusion Common Stock since the date of Goldman Sachs’ opinion, or may significantly alter such value or price by the time the Transactions are completed. Goldman Sachs’ opinion does not speak as of the time the Transactions will be completed or as of any date other than the date of such opinion. The Enfusion Board’s recommendation that Enfusion Stockholders vote in favor of the Merger Agreement Proposal and the Adjournment Proposal, however, are made as of the date of this Proxy Statement/Prospectus.

After the Transactions are completed, Enfusion Stockholders will have their rights as stockholders governed by Clearwater’s organizational documents.

Upon completion of the Transactions, Enfusion Stockholders will no longer be stockholders to Enfusion, but will instead become Clearwater Stockholders. Former Enfusion Stockholders will instead have rights as Clearwater Stockholders that differ from the rights they had as Enfusion Stockholders before the Transactions. For a detailed comparison of the rights of Clearwater Stockholders to the rights of Enfusion Stockholders, see the section titled “Comparison of Rights of Common Stockholders of Clearwater and Enfusion.”

After the completion of the Transactions, Clearwater will be more leveraged than it is currently and the financing arrangements that Clearwater will enter into may, under certain circumstances, contain restrictions and limitations that could impact its ability to operate its business.

In connection with the Transactions, Clearwater has obtained commitments of $1.0 billion in new debt financing (the “Debt Financing”), subject to customary conditions, to fund, together with cash on hand, the cash portion of the aggregate Merger Consideration payable under the Merger Agreement and fees and expenses related to the Transactions. After the completion of the Transactions, Clearwater is expected to have consolidated indebtedness of approximately $0.8 billion. The increased indebtedness of Clearwater after the completion of the Transactions may have the effect, among other things, of reducing the flexibility of Clearwater to respond to changing business and economic conditions, requiring Clearwater to use increased amounts of cash flow to service indebtedness and increasing Clearwater’s borrowing costs. Furthermore, the interest payable on this new indebtedness is based on a floating rate, which exposes Clearwater to fluctuations in the prevailing interest rates applicable to such new indebtedness which may adversely affect Clearwater’s cash flows.

In addition, Clearwater’s credit ratings impact the cost and availability of future borrowings, and, as a result, Clearwater’s cost of capital. Clearwater’s ratings reflect each rating organization’s opinion of Clearwater’s financial strength, operating performance and ability to meet its debt obligations. Each of the ratings organizations reviews Clearwater’s ratings periodically, and there can be no assurance that Clearwater’s current ratings will be maintained in the future. Downgrades in Clearwater’s credit ratings could adversely affect Clearwater’s businesses, cash flows, financial condition and operating results.

Clearwater also expects that the agreements governing the indebtedness that it will incur will contain covenants that may, under certain circumstances, place limitations on certain actions that Clearwater could seek to undertake. Various risks, uncertainties and events beyond Clearwater’s control could affect its ability to comply with the covenants contained in its debt agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the indebtedness under these agreements. In addition, the limitations imposed by financing agreements on Clearwater’s ability to incur additional indebtedness and to take other actions might impair its ability to obtain other financing on terms acceptable to Clearwater.

Risks Relating to Tax Matters

You should read the discussion under the section titled “The Transactions—Material U.S. Federal Income Tax Consequences of the Corporate Mergers” for a more complete discussion of the U.S. federal income tax considerations relating to the Corporate Mergers and the ownership and disposition of any Clearwater Common Stock received in the Merger.

If the Corporate Mergers, taken together, do not qualify as a “reorganization” under Section 368(a) of the Code, the U.S. Holders of Enfusion Common Stock may be required to pay U.S. federal income taxes on the value of any Clearwater Common Stock received in the Merger.

For the Corporate Mergers to qualify as a “reorganization” under Section 368(a) of the Code, certain requirements must be satisfied. These requirements include the “continuity of interest” requirement as described in Treasury Regulations Section 1.368-1(e). Under regulatory guidance, for the “continuity of interest” requirement to be satisfied, at least 40% (by value) of the aggregate total consideration received by Enfusion Stockholders in the Merger must consist of Clearwater Common Stock. The value of Clearwater Common Stock received by Enfusion Stockholders as Merger Consideration will not be determined until the second to last trading day prior to (but not including) the Closing Date. The “continuity of interest” requirement is expected to be satisfied unless the value of Clearwater Common Stock declines significantly from its value as of the last business day prior to the execution of the Merger Agreement on January 10, 2025. However, it is possible that the value of Clearwater Common Stock (determined as of such date) will not be sufficient for the “continuity of interest” requirement to be satisfied, in which case the Corporate Mergers would not qualify as a “reorganization,” in which case the Second Merger is not intended to be completed, and the receipt of the Merger Consideration would be treated as a taxable transaction. Accordingly, Enfusion Stockholders that are U.S. Holders should be aware of the possibility that the Merger may not qualify as a “reorganization” under Section 368(a) of the Code and that the Merger will be treated as a taxable transaction.

For a more detailed description of the U.S. federal income tax consequences of the Corporate Mergers, see “The Transactions—Material U.S. Federal Income Tax Consequences of the Corporate Mergers.”

Other Risks of Clearwater and Enfusion

Clearwater’s and Enfusion’s businesses are and will be subject to the risks described above. In addition, Clearwater and Enfusion are, and will continue to be, subject to the risks described in Clearwater’s Annual

Report for the fiscal year ended December 31, 2023 and Enfusion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this Proxy Statement/Prospectus. The risks described above and in those filings represent all known material risks with respect to Clearwater’s and Enfusion’s businesses. See the section titled “Where You Can Find More Information” for the location of information incorporated by reference into this Proxy Statement/Prospectus.

INFORMATION ABOUT ENFUSION

Enfusion, Inc. and Enfusion Ltd. LLC

Enfusion, Inc., a Delaware corporation, is a global, high-growth, software-as-a-service provider focused on transforming the investment management industry. The products and services that comprise its solution are designed to eliminate technology and information barriers, empowering investment managers to confidently make and execute better-informed investment decisions in real time. Enfusion’s platform simplifies investment and operational workflows by unifying mission-critical systems and coalescing data into a single dataset, which allows stakeholders throughout an entire client organization to interact more effectively with one another across the investment management lifecycle. Enfusion Common Stock trades on the NYSE under the symbol “ENFN.” Enfusion is a holding company, and its only material asset is its direct and indirect ownership interests and management rights in Enfusion Ltd. LLC, a Delaware limited liability company, through which Enfusion conducts substantially all of its business. Enfusion’s principal executive offices are located at 125 South Clark Street, Suite 750, Chicago, IL 60603.

INFORMATION ABOUT CLEARWATER

Clearwater Analytics Holdings, Inc.

Clearwater brings transparency to the opaque world of investment accounting and analytics with what Clearwater believes is the industry’s most trusted and innovative single instance, multi-tenant technology platform. Clearwater’s cloud-native software allows clients to radically simplify their investment accounting operations, enabling them to focus on higher-value business functions such as asset allocation strategy and investment selection. Clearwater’s platform provides comprehensive accounting, data and advanced analytics as well as highly-configurable reporting for global investment assets daily or on-demand, instead of weekly or monthly.

Clearwater was formed as a Delaware corporation on May 18, 2021 under the name Clearwater Analytics Holdings, Inc. Clearwater provides a SaaS solution for automated investment data aggregation, reconciliation, accounting and reporting services to insurers, investment managers, corporations, institutional investors and government entities. Clearwater is headquartered in Boise, ID, and has offices in New York, San Jose, Seattle, Washington, D.C., Edinburgh, Frankfurt, London, Paris, New Delhi and Hong Kong. Clearwater Common Stock is listed on the NYSE under the ticker symbol “CWAN.” Clearwater has its executive offices located at 777 W. Main Street, Suite 900, Boise, ID 83702, and can be reached by phone at (208) 433-1200.

Poseidon Acquirer, Inc

Acquirer is a newly formed Delaware corporation and direct, wholly-owned subsidiary of Clearwater. Acquirer was formed on January 10, 2025, under the name Poseidon Acquirer, Inc. solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Acquirer has not carried on any business, conducted any operations or incurred any liabilities or obligations, other than those incidental to its formation pursuant to the Merger Agreement, the performance of its obligations thereunder and matters ancillary thereto. Acquirer has its executive offices located at 777 W. Main Street, Suite 900, Boise, ID 83702, and can be reached by phone at (208) 433-1200.

Poseidon Merger Sub I, Inc.

Merger Sub is a newly formed Delaware corporation and direct, wholly-owned subsidiary of Clearwater. Merger Sub was formed on January 3, 2025 under the name Poseidon Merger Sub I, Inc. solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations, other than those incidental to its formation pursuant to the Merger Agreement, the performance of its obligations thereunder and matters ancillary thereto. Upon consummation of the Merger, Merger Sub will cease to exist. Merger Sub has its executive offices located at 777 W. Main Street, Suite 900, Boise, ID 83702, and can be reached by phone at (208) 433-1200.

Poseidon Merger Sub II, LLC

Merger Sub II is a newly formed Delaware limited liability company and indirect, wholly-owned subsidiary of Clearwater. Merger Sub II was formed on January 3, 2025 under the name Poseidon Merger Sub II, LLC solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub II has not carried on any business, conducted any operations or incurred any liabilities or obligations, other than those incidental to its formation pursuant to the Merger Agreement, the performance of its obligations thereunder and matters ancillary thereto. Upon consummation of the LLC Merger, Merger Sub II will cease to exist. Merger Sub II has its executive offices located at 777 W. Main Street, Suite 900, Boise, ID 83702, and can be reached by phone at (208) 433-1200.

INFORMATION ABOUT THE SPECIAL MEETING

General

This Proxy Statement/Prospectus is first being mailed on or about March 20, 2025 and constitutes notice of the Special Meeting in conformity with the requirements of the DGCL and the Enfusion Bylaws (as defined below).

This Proxy Statement/Prospectus is being provided to Enfusion Stockholders as part of a solicitation of proxies by the Enfusion Board for use at the Special Meeting and at any adjournments or postponements of such Special Meeting. This Proxy Statement/Prospectus provides Enfusion Stockholders with information about the Special Meeting and should be read carefully in its entirety.

Date, Time and Place

The Special Meeting will be held on April 17, 2025, beginning at 9:00 a.m., Central time, unless postponed to a later date, via live audio webcast at http://www.virtualshareholdermeeting.com/ENFN2025SM. To virtually participate in the Special Meeting, visit http://www.virtualshareholdermeeting.com/ENFN2025SM and enter the 16-digit control number provided on your proxy card or voting instruction card in order to participate in the Special Meeting.

Purpose of the Special Meeting

At the Special Meeting, Enfusion Stockholders will be asked to vote upon the following proposals:

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Proposal 1—The Merger Agreement Proposal: the proposal to adopt the Merger Agreement, which is further described in the sections titled “The Transactions” and “The Merger Agreement” and a copy of which is attached to this Proxy Statement/Prospectus as Annex A, and to approve the Mergers; and

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Proposal 2—The Adjournment Proposal: the proposal to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement Proposal.

Only the approval of the Merger Agreement Proposal is required for completion of the Transactions. Enfusion will transact no other business at the Special Meeting except such business as may properly be brought before the Special Meeting or any adjournment or postponement thereof.

Record Date

The record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting is March 20, 2025 (referred to as the record date).

Virtual Participation at the Special Meeting

The Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast through the website described above under the heading “Date, Time and Place.” Only Enfusion Stockholders who held shares of record as of the close of business on the record date are entitled to receive notice of and vote at the Special Meeting and any adjournment or postponement of the Special Meeting, as long as such shares remain outstanding on the date of the Special Meeting. Enfusion’s official stock ownership records will conclusively determine whether a stockholder is a “holder of record” as of the record date.

Enfusion will have technicians ready to assist Enfusion Stockholders with any technical difficulties they may have accessing the virtual meeting. If Enfusion Stockholders encounter any difficulties accessing the virtual meeting or during the meeting time, Enfusion Stockholders should navigate to http://www.virtualshareholdermeeting.com/ENFN2025SM where a phone number for IT support will be posted.

Outstanding Shares as of the Record Date

As of the record date, there were 129,847,448 shares of Enfusion Common Stock and Enfusion Class B Common Stock outstanding and owned by stockholders (i.e., excluding shares of Enfusion Common Stock held in treasury by Enfusion), held by 7 holders of record. Each share of Enfusion Common Stock and Enfusion Class B Common Stock is entitled to one vote on each matter considered at the Special Meeting.

Enfusion Stockholders may request an appointment to inspect a complete list of stockholders entitled to vote at the Special Meeting for any purpose germane to the Special Meeting at Enfusion’s headquarters located at 125 South Clark Street, Suite 750, Chicago, Illinois 60603 during ordinary business hours within ten days prior to the Special Meeting by sending an email request to investors@enfusion.com.

Shares and Voting of Enfusion’s Directors and Executive Officers

As of the record date, Enfusion directors and executive officers, as a group, owned and were entitled to vote 46,887,683 shares of Enfusion Common Stock and Enfusion Class B Common Stock, or approximately 36.1% of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock. Enfusion currently expects that these directors and executive officers will vote their shares in favor of the Merger Agreement Proposal and the Adjournment Proposal, although none of the directors and executive officers, other than Oleg Movchan with respect to the Merger Agreement Proposal and the Adjournment Proposal, are obligated to do so.

Mr. Movchan is Enfusion’s Chief Executive Officer and a member of the Enfusion Board. As noted above, pursuant to the Support Agreements, the Significant Stockholders agreed to vote all of the shares of Enfusion Securities held by them (representing in the aggregate approximately 46.4% of the total outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock as of the record date) in favor of the Merger Agreement Proposal. See the section titled “The Support Agreements.”

Quorum and Broker Non-Votes

In order to conduct any business at the Special Meeting, a quorum must be present virtually or represented by proxy. Holders of shares representing at least a majority of the total outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock on the record date entitled to vote at the Special Meeting, represented virtually or by proxy, constitute a quorum. Enfusion Stockholders choosing to abstain from voting will be treated as present for purposes of determining whether a quorum is present, but will not be counted as votes cast “FOR” any matter.

Banks, brokerage firms and other nominees who hold shares in “street name” for the accounts of their clients may vote such shares either as directed by their clients or in their own discretion on “routine” matters. When a broker does not receive instructions from a beneficial owner on how to vote shares with respect to a “non-routine” matter, a broker “non-vote” occurs. Because neither the Merger Agreement Proposal nor the Adjournment Proposal will be considered “routine,” broker “non-votes” will not be treated as present for purposes of determining whether a quorum is present and will not be counted as votes cast “FOR” any matter. A broker non-vote, if any, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal and will not have any effect on the Adjournment Proposal (assuming a quorum is present).

Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, if you (1) participate in the Special Meeting, or (2) have voted via the Internet, by telephone or by properly submitting a proxy card or voting instruction card by mail.

Required Vote

The votes required for each proposal are as follows:

Proposal 1—The Merger Agreement Proposal. The affirmative vote, virtually or by proxy, of holders of at least a majority of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock

entitled to vote on the Merger Agreement Proposal is required to approve the Merger Agreement Proposal. If you are an Enfusion Stockholder on the record date and take any action other than voting (or causing your shares to be voted) “FOR” the Merger Agreement Proposal, it will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. For example, if you fail to instruct your bank, brokerage firm or other nominee to vote, it will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Proposal 2—The Adjournment Proposal. The affirmative vote, virtually or by proxy, of a majority of the votes properly cast by holders of shares of Enfusion Common Stock and Enfusion Class B Common Stock represented at the Special Meeting is required to approve the Adjournment Proposal. If you are an Enfusion Stockholder on the record date and (i) participate in the Special Meeting but fail to vote or (ii) mark your proxy card or voting instruction card to abstain, it will have no effect on the Adjournment Proposal. If you do not participate in the Special Meeting, virtually or by proxy, and do not instruct your bank, brokerage firm or other nominee how to vote your shares, it will have no effect on the Adjournment Proposal (assuming a quorum is present).

As noted above, pursuant to the Support Agreements, each of the Significant Stockholders have agreed to vote all of the shares of Enfusion Common Stock and Enfusion Class B Common Stock held by them (representing in the aggregate approximately 46.4% of the total outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock as of the record date) in favor of the Merger Agreement Proposal. See the section titled “The Support Agreements.”

How to Vote or Have Your Shares Voted

Enfusion Stockholders of record may vote their shares of Enfusion Common Stock or Enfusion Class B Common Stock or submit a proxy to have their shares of Enfusion Common Stock or Enfusion Class B Common Stock voted at the Special Meeting in one of the following ways:

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Internet: Enfusion Stockholders may submit their proxy by using the Internet at http://www.virtualshareholdermeeting.com/ENFN2025SM. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time, on April 16, 2025, the day before the Special Meeting.

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Telephone: Enfusion Stockholders may submit their proxy by using a touch-tone telephone at 1-800-690-6903. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern time, on April 16, 2025, the day before the Special Meeting.

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Mail: Enfusion Stockholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this Proxy Statement/Prospectus. Enfusion Stockholders who vote this way should mail the proxy card early enough so that it is received before the date of the Special Meeting.

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To Vote Virtually at the Special Meeting: To vote virtually at the Special Meeting, visit http://www.virtualshareholdermeeting.com/ENFN2025SM and enter the 16-digit control number included on your proxy card or voting instruction card that accompanied your proxy materials.

Whether or not you plan to participate in the Special Meeting, Enfusion urges you to submit your proxy by completing and returning the proxy card as promptly as possible, or by submitting your proxy by telephone or via the Internet, prior to the Special Meeting to ensure that your shares of Enfusion Common Stock or Enfusion Class B Common Stock will be represented and voted at the Special Meeting if you are unable to participate.

The Enfusion Board has appointed certain persons as proxy holders to vote proxies in accordance with the instructions of Enfusion Stockholders. If you are a stockholder of record and you authorize these proxy holders to vote your shares of Enfusion Common Stock or Enfusion Class B Common Stock with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions in your proxy. If you are a stockholder of record and you authorize these proxy holders to vote your shares but do not specify how your shares should be voted on a proposal, these proxy holders will vote your shares on such proposals as the Enfusion Board recommends, except if you indicate that you wish to vote against the Merger Agreement Proposal, in which case your shares of Enfusion Common Stock or Enfusion Class B Common Stock will only be voted in favor of the Adjournment Proposal if you indicate that you wish to vote in favor of such proposal. If any other matter properly comes before the Special Meeting, these proxy holders will vote on that matter in their discretion.

If, as of the record date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares, and the proxy notice was sent directly to you by Enfusion. If, as of the record date, your shares were held in an account at a bank, brokerage firm or other similar organization, then you are the beneficial owner of shares held in “street name,” and the proxy notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you must direct your bank, brokerage firm or other nominee on how to vote the shares of Enfusion Common Stock held in your account and you will receive instructions from your bank, brokerage firm or other nominee describing how to vote your shares of Enfusion Common Stock. The availability of Internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, brokerage firm or other nominee and follow the voting procedures your bank, brokerage firm or other nominee provides.

If you are a beneficial owner and do not provide your bank, brokerage firm or other nominee instructions on how to vote your shares of Enfusion Common Stock with respect to “non-routine” matters, a broker “non-vote” occurs with respect to those matters. Under applicable stock exchange rules, the organization that holds your shares of Enfusion Common Stock (i.e., your bank, brokerage firm or other nominee) may generally vote on routine matters at its discretion but cannot vote your shares on “non-routine” matters without your instructions. If you are a beneficial owner and the organization that holds your shares of Enfusion Common Stock does not receive instructions from you on how to vote your shares of Enfusion Common Stock on a non-routine matter, the organization that holds your shares of Enfusion Common Stock will inform the inspector of elections that it does not have the authority to vote your shares on such matters. The Merger Agreement Proposal and the Adjournment Proposal will be considered “non-routine.” Accordingly, if you are a beneficial owner and do not provide your bank, brokerage firm or other nominee instructions on how to vote your shares of Enfusion Common Stock, your bank, brokerage firm or other nominee generally will not be permitted to vote your shares on any of the proposals. If you are a beneficial holder, Enfusion strongly encourages you to provide voting instructions to your bank, brokerage firm or other nominee so that your vote will be counted on all matters.

If you are a beneficial owner, you are invited to participate in the Special Meeting; however, you may not vote your shares at the Special Meeting unless you obtain a legal proxy from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the Special Meeting.

Revocation of Proxies

Enfusion Stockholders of record may revoke their proxies at any time prior to the voting at the Special Meeting in any of the following ways:

•	signing and delivering a new proxy relating to the same shares and bearing a later date than the original proxy;

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sending a signed, written notice of revocation, which is dated later than the date of the proxy and states that the proxy is revoked, to Enfusion, Inc., Attention: Legal Department, 125 South Clark Street, Suite 750, Chicago, IL 60603; or

•	participating in and voting during the virtual Special Meeting. Participation in the virtual Special Meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Enfusion beneficial owners may change their voting instruction only by following the directions received from their bank, brokerage firm or other nominee for changing their voting instructions.

Solicitation of Proxies

Enfusion will pay for the proxy solicitation costs related to the Special Meeting. In addition to sending and making available these materials, some of Enfusion’s directors, officers and employees may solicit proxies in person by contacting Enfusion Stockholders by telephone or over the Internet. Enfusion Stockholders may also be solicited by press releases issued by Enfusion, postings on Enfusion’s websites and advertisements in periodicals. None of Enfusion’s directors, officers or employees will receive additional compensation for their solicitation services. Enfusion has engaged Innisfree to assist in the solicitation of proxies for the Special Meeting. Enfusion estimates that it will pay Innisfree a fee of approximately $20,000, plus reasonable out-of-pocket expenses. Certain banking institutions, brokerage firms, custodians, trustees, nominees and fiduciaries who hold shares for the benefit of another party may solicit proxies for Enfusion. If so, they will mail proxy information to, or otherwise communicate with, the beneficial owners of shares of Enfusion Common Stock held by them. Enfusion will also reimburse banks, brokerage firms, custodians, trustees, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of Enfusion Common Stock.

Adjournments

The Special Meeting may be adjourned by the presiding officer or Enfusion Stockholders representing a majority of the voting power present at the Special Meeting if no quorum is present, or by the presiding officer if (i) the Enfusion Board determines that adjournment is necessary or appropriate to enable Enfusion Stockholders to consider fully information which the Enfusion Board determines has not been made sufficiently or timely available to stockholders, or (ii) if the Enfusion Board determines that adjournment is otherwise in the best interests of Enfusion. Additionally, the Special Meeting may be adjourned if sufficient votes are cast in favor of the Adjournment Proposal whether or not there is a quorum.

Notice need not be given of any adjourned meeting if the time and place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken unless the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. If, after any adjournment, a new record date for the stockholders entitled to vote is fixed for any adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present and vote at such adjourned meeting must be given to each stockholder of record entitled to vote at the meeting.

Questions and Additional Information

You may contact Enfusion’s proxy solicitor, Innisfree, 501 Madison Avenue, 20th Floor, New York City, NY 10022, with any questions about the Special Meeting, the Transactions, the proposals or this Proxy Statement/Prospectus, if you would like additional copies of the Proxy Statement/Prospectus, if you need to obtain proxy cards or other information related to the proxy solicitation or if you need help submitting a proxy or voting your shares of Enfusion Common Stock or Enfusion Class B Common Stock. Enfusion Stockholders may call toll-free at (877) 750-0637, and banks and brokers may call collect at (212) 750-5833.

PROPOSAL 1: THE MERGER AGREEMENT PROPOSAL

As discussed throughout this Proxy Statement/Prospectus, Enfusion is asking its stockholders to approve the Merger Agreement Proposal. Pursuant to the Merger Agreement, (i) Merger Sub II will merge with and into Enfusion OpCo, with Enfusion OpCo surviving the LLC Merger and becoming an indirect subsidiary of Clearwater, (ii) Merger Sub will merge with and into Enfusion, with Enfusion surviving the Merger and becoming a direct, wholly-owned subsidiary of Clearwater, and (iii) following the Effective Time and subject to the satisfaction or waiver of the conditions specified in the Merger Agreement on the Closing Date but prior to the Effective Time, Enfusion, the surviving company of the Merger, will merge with and into Acquirer, with Acquirer surviving the Second Merger as a direct, wholly-owned subsidiary of Clearwater. The Merger Agreement Proposal that Enfusion is asking its stockholders to approve is the adoption of the Merger Agreement and approval of the Mergers. If the Transactions are completed, Enfusion will cease to be publicly traded and Enfusion Common Stock will be delisted from the NYSE and deregistered under the Exchange Act.

As described in further detail in the sections titled “Questions and Answers,” “Summary,” “The Transactions” and “The Merger Agreement,” the Enfusion Board has unanimously approved the Merger Agreement and the Transactions. For a discussion of certain factors considered by the Enfusion Board in determining to approve the Merger Agreement and recommend that Enfusion Stockholders vote for the Merger Agreement Proposal, see the section titled “The Transactions—Enfusion’s Reasons for the Transactions; Recommendations of the Special Committee and the Enfusion Board.” A copy of the Merger Agreement is attached as Annex A to this Proxy Statement/Prospectus. You are urged to read the Merger Agreement carefully and in its entirety.

The Transactions are subject to the satisfaction of the conditions set forth in the Merger Agreement, including approval of the Merger Agreement Proposal by Enfusion Stockholders at the Special Meeting. Accordingly, the approval of the Merger Agreement Proposal by Enfusion Stockholders is a condition to the obligations of Clearwater and Enfusion to complete the Transactions.

The affirmative vote, virtually or by proxy, of the holders of at least a majority of the outstanding shares of Enfusion Common Stock and Enfusion Class B Common Stock entitled to vote on the Merger Agreement Proposal is required to approve the Merger Agreement Proposal.

THE ENFUSION BOARD UNANIMOUSLY RECOMMENDS THAT ENFUSION STOCKHOLDERS VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

PROPOSAL 2: THE ADJOURNMENT PROPOSAL

Enfusion Stockholders are being asked to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement Proposal at the time of the Special Meeting.

If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the Merger Agreement Proposal but do not indicate a choice on the Adjournment Proposal, your shares of Enfusion Common Stock or Enfusion Class B Common Stock will be voted in favor of the Adjournment Proposal. If you indicate, however, that you wish to vote against the Merger Agreement Proposal, your shares of Enfusion Common Stock or Enfusion Class B Common Stock will only be voted in favor of the Adjournment Proposal if you indicate that you wish to vote in favor of the Adjournment Proposal. If the Special Meeting is so adjourned, Enfusion Stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

The affirmative vote, virtually or by proxy, of a majority of the votes properly cast by holders of shares of Enfusion Common Stock and Enfusion Class B Common Stock represented at the Special Meeting is required to approve the Adjournment Proposal.

THE ENFUSION BOARD UNANIMOUSLY RECOMMENDS THAT ENFUSION STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

THE TRANSACTIONS

This section of the Proxy Statement/Prospectus describes the material aspects of the proposed Merger. This section may not contain all of the information that is important to you. You should carefully read this entire Proxy Statement/Prospectus and the documents incorporated by reference into this Proxy Statement/Prospectus, including the full text of the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A, for a more complete understanding of the proposed Merger and the transactions related thereto.

Effects of the Transactions

The Merger Agreement provides that, through a series of transactions including the Merger, the LLC Merger and, if certain conditions have been satisfied as of the Closing Date but prior to the Effective Time, the Second Merger, Enfusion or Acquirer (as successor in interest to Enfusion in the event the Second Merger occurs) will become a direct, wholly-owned subsidiary of Clearwater and Enfusion OpCo will become an indirect subsidiary of Clearwater.

LLC Merger

At Closing, Merger Sub II will merge with and into Enfusion OpCo. Enfusion OpCo will be the surviving entity of the LLC Merger (the “Surviving LLC”) and will become an indirect subsidiary of Clearwater. At the LLC Merger Effective Time:

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the issued and outstanding Enfusion Common Units will be converted into the right to receive the Merger Consideration and the Additional Unit Consideration (as defined in the TRA Amendment) (except as otherwise provided below);

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Enfusion Common Units held in the treasury of Enfusion OpCo and any Enfusion Common Units owned by Enfusion, Clearwater, Enfusion US 1, Inc., Enfusion US 2, Inc., Enfusion US 3, Inc. and any other subsidiary of Enfusion will remain outstanding;

•	Enfusion Common Units owned by Acquirer, Merger Sub or Merger Sub II will automatically be cancelled and cease to exist; and

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each unit of limited liability company interests of Merger Sub II will automatically be converted into and become one unit of limited liability company interests of the Surviving LLC and will constitute the only limited liability company interests of the Surviving LLC.

Set forth below is a diagram depicting the structure of the LLC Merger.

LLC Merger

Merger

Immediately after the LLC Merger Effective Time, Merger Sub will merge with and into Enfusion, with Enfusion surviving the Merger and becoming a direct, wholly-owned subsidiary of Clearwater. At the Effective Time:

•	the issued and outstanding Enfusion Common Stock will be converted into the right to receive the Merger Consideration (except as otherwise provided below);

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each restricted stock unit of Enfusion that is vested as of immediately prior to the Effective Time or that vests in accordance with its terms as a result of the consummation of the Transactions will be converted into the right to receive the Merger Consideration;

•	the issued and outstanding shares of Enfusion Class B Common Stock will be automatically canceled and will cease to exist;

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Enfusion Common Stock and Enfusion Class B Common Stock held in the treasury of Enfusion and any shares of Enfusion Common Stock and Enfusion Class B Common Stock owned by Clearwater, Merger Sub or Merger Sub II immediately prior to the Effective Time will automatically be canceled and will cease to exist; and

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each issued and outstanding share of common stock of Merger Sub will automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Set forth below is a diagram depicting the structure of the Merger.

Merger

Second Merger

Following the Effective Time and subject to the satisfaction of certain conditions in the Merger Agreement, the Surviving Corporation will merge with and into Acquirer, with Acquirer surviving the Second Merger as a direct, wholly-owned subsidiary of Clearwater. At the Second Effective Time:

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each issued and outstanding share of common stock of the Surviving Corporation will automatically be converted into and become one fully paid, nonassessable share of common stock of the Second Surviving Corporation and will constitute the only outstanding shares of capital stock of the Second Surviving Corporation; and

•	each share of common stock of Acquirer issued and outstanding immediately prior to the Second Effective Time will automatically be canceled and will cease to exist.

Set forth below is a diagram depicting the structure of the Second Merger.

Second Merger

Set forth below is a diagram depicting the structure following the completion of the Second Merger.

Final Structure

The parties chose the structure described and depicted above to permit the Merger and the Second Merger, taken together, to qualify as a “reorganization” under Section 368(a) of the Code, provided the other relevant conditions are met.

Merger Consideration

At the Effective Time and the LLC Merger Effective Time, each Eligible Share (other than Eligible Shares (i) owned or held in the treasury of Enfusion or Enfusion OpCo, (ii) owned by a Dissenting Holder and (iii) owned by the Buyer Parties, Enfusion, Enfusion US 1, Inc., Enfusion US 2, Inc., Enfusion US 3, Inc. or any other subsidiary of Enfusion) will be converted into the right to receive, at the election of the holder of such Eligible Share and subject to the allocation procedures set forth in the Merger Agreement, the Merger Consideration. No fractional shares of Clearwater Common Stock will be issued, and Enfusion Stockholders will instead receive cash in lieu of fractional shares of Clearwater Common Stock.

The stock portion of the Merger Consideration will be subject to an adjustment mechanism based on the Final Parent Stock Price. If the Final Parent Stock Price is greater than $25.0133 and less than $30.5718, the Per Share Parent Stock Amount would be deemed to be between 0.2159 and 0.1766 and the implied Aggregate Consideration Per Share would be $11.25. If the Final Parent Stock Price is less than $25.0133, the Per Share Parent Stock Amount would be 0.2159 and the implied Aggregate Consideration Per Share would be less than $11.25. If the Final Parent Stock Price is greater than $30.5718, the Per Share Parent Stock Amount would be 0.1766 and the implied Aggregate Consideration Per Share would be greater than $11.25.

The total number of Eligible Shares to be entitled to receive the cash consideration will be equal to approximately 52% of the aggregate number of Eligible Shares, and the total number of Eligible Shares to be entitled to receive the stock consideration will be equal to approximately 48% of the aggregate number of Eligible Shares. Accordingly, depending on the elections made by other holders of Eligible Shares, you may receive a portion of the Merger Consideration in the form you did not elect. For example, if you elect to receive solely the cash consideration or solely the stock consideration, and all other holders of Eligible Shares make the same election, the consideration you receive will vary to the maximum extent possible compared to your original election. In such instance, you would receive the cash consideration in exchange for 52% of your Eligible Shares and the stock consideration in exchange for 48% of your Eligible Shares. The following examples illustrate the proration mechanism in the case of an oversubscription of either the cash consideration or the stock consideration (both if you elect solely the oversubscribed form of Merger Consideration and if you elect a combination of the cash consideration and the stock consideration). Note that for illustrative purposes, the following examples do not round shares to the nearest whole number.

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If you own 100 Eligible Shares and elect to receive solely the cash consideration, and 80% of the holders of Eligible Shares elect to receive cash, 15% of the holders of Eligible Shares elect to receive Clearwater Common Stock and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 65 of your Eligible Shares and Clearwater Common Stock in exchange for 35 of your Eligible Shares.

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If you own 100 Eligible Shares and elect to receive the cash consideration for 55 shares and the stock consideration for 45 shares, and 80% of the holders of Eligible Shares elect to receive cash, 15% of the holders of Eligible Shares elect to receive Clearwater Common Stock and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 35.75 of your Eligible Shares and Clearwater Common Stock in exchange for 64.25 of your Eligible Shares.

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If you own 100 Eligible Shares and elect to receive solely the stock consideration, and 80% of the holders of Eligible Shares elect to receive Clearwater Common Stock, 15% of the holders of Eligible Shares elect to receive cash and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 40 of your Eligible Shares and Clearwater Common Stock in exchange for 60 of your Eligible Shares.

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If you own 100 Eligible Shares and elect to receive the cash consideration for 45 shares and the stock consideration for 55 shares, and 80% of the holders of Eligible Shares elect to receive Clearwater Common Stock, 15% of the holders of Eligible Shares elect to receive cash and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 67 of your Eligible Shares and Clearwater Common Stock in exchange for 33 of your Eligible Shares.

Each holder of record of Eligible Shares will, until the Election Deadline, be entitled to elect to (i) receive the Per Share Mixed Consideration, (ii) receive the Per Share Stock Consideration, (iii) receive the Per Share Cash Consideration or (iv) not make an election, in exchange for each Eligible Share that is outstanding immediately prior to the Effective Time. A holder of Eligible Shares who does not make an election will be treated as having elected to receive cash consideration or stock consideration in accordance with the proration methodology in the Merger Agreement, which is described in the section titled “The Merger Agreement—Effect of the Transactions—Proration and Allocation of Merger Consideration.”

As noted above, the value of the stock consideration will fluctuate as the market price of Clearwater Common Stock fluctuates because the stock consideration is payable in a fixed number of shares of Clearwater Common Stock. As a result, the value of the stock consideration that holders of Eligible Shares will receive upon completion of the Merger could be greater than, less than or the same as the value of the stock consideration on the date of this Proxy Statement/Prospectus, at the time of the Special Meeting or on the date on which holders of Eligible Shares make their election, but in any event, will be subject to a 10% collar around a reference price of $27.7926 per share of Clearwater Common Stock, average of the volume-weighted average price of Clearwater Common Stock for the ten-trading day periods ending on January 6, 2025 and January 7, 2025, as agreed to among the parties to the Merger Agreement. Accordingly, Enfusion and Clearwater encourage you to obtain current stock price quotations for Clearwater Common Stock before deciding how to vote with respect to the Merger Agreement proposal. Clearwater Common Stock and Enfusion Common Stock trade on the New York Stock Exchange, under the symbols “CWAN” and “ENFN,” respectively.

For each day from the date of the mailing of this Proxy Statement/Prospectus through the Election Deadline, the volume-weighted average price of Clearwater Common Stock for the ten-trading day period ending on (and including) the trading day preceding the date on which Enfusion Stockholders access this information will be available by 4:30 p.m., New York City time, at https://investors.clearwateranalytics.com and can also be obtained by contacting Innisfree at the address and telephone number listed in this Proxy Statement/Prospectus.

At the Effective Time, each Enfusion Vested RSU will be cancelled at the Effective Time in exchange for the right of the holder to receive the Merger Consideration in respect of each share of Enfusion Common Stock subject to such Enfusion Vested RSU immediately prior to the Effective Time, less applicable tax withholding, in the form determined at the election of the holder in accordance with the procedures described above. Each Enfusion Unvested RSU will be assumed by Clearwater and converted at the Effective Time into an Assumed RSU, subject to the same terms and conditions as applied to the Enfusion Unvested RSU immediately prior to the Effective Time. The number of shares of Clearwater Common Stock subject to each Assumed RSU will be equal to the product (rounded up to the nearest whole share) of (i) the number of shares of Enfusion Common Stock subject to the corresponding Enfusion Unvested RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

Each Enfusion PSU that is outstanding as of immediately prior to the Effective Time and vests as a result of the consummation of the Transactions will be cancelled and converted at the Effective Time into the right of the holder to receive the Per Share Mixed Consideration in respect of each share of Enfusion Common Stock subject to such vested Enfusion PSU (with the applicable performance conditions deemed achieved or not achieved based on the terms of the applicable award agreement), less applicable tax withholding. Each Enfusion PSU that does not vest at the Effective Time will be cancelled as of the Effective Time for no consideration.

Background of the Transactions

As part of the ongoing consideration and evaluation by Enfusion of its long-term strategic goals and plans, the Enfusion Board and management team periodically review, consider and assess Enfusion’s operations and financial performance, as well as overall industry, competitive and macroeconomic conditions, since they may affect those strategic goals and plans, with the goal of enhancing stockholder value. This review at times includes, among other things, the consideration of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives.

Prior to the commencement of Enfusion’s strategic alternatives review process as described herein, members of Enfusion management from time to time received outreach from investors and companies in Enfusion’s sector. Management from time to time met with these investors and companies, including financial sponsor firms, in the ordinary course of business. For example, approximately four meetings of this nature occurred in 2024 prior to the commencement of Enfusion’s strategic alternatives process as described herein, all of which were with financial sponsor firms and none of which resulted in any proposals being made for a strategic transaction. Other than one of these meetings, which was with Party M (as defined herein), none of these meetings occurred with parties that would later participate in Enfusion’s strategic transaction process.

In addition, prior to the commencement of Enfusion’s strategic alternatives review process as described herein, members of Enfusion management and members of the Enfusion Board from time to time invited representatives of investment banks to present to the Enfusion Board in the ordinary course of business. Such investment banks were invited to share their views regarding Enfusion and its potential growth and valuation, as well as their views regarding potential strategic alternatives for Enfusion and potential strategic transactions (including both potential buy-side and sell-side transactions) that could be explored to create value for Enfusion Stockholders. For example, at a regularly scheduled meeting of the Enfusion Board on June 28, 2024, and at the invitation of the Enfusion Board, the Enfusion Board received reports from four investment banks, including Goldman Sachs, with respect to the matters described above.

On July 18, 2024, the Enfusion Board held a regularly scheduled meeting with representatives of Enfusion management in attendance. Enfusion management briefed the Enfusion Board on the actions that would need to be taken by Enfusion to move “up-market” (i.e., transform Enfusion’s business platform from primarily serving hedge fund customers to serving both institutional asset managers and hedge fund platforms) in order to continue or accelerate Enfusion’s revenue growth, as well as the costs, risks and uncertainties in pursuing such a move while continuing as a standalone public company. The Enfusion Board also received a general presentation from Enfusion management regarding the publicly known aspects of the TRA, including the deferred tax assets’ estimated balances (as publicly disclosed in Enfusion’s SEC filings) and the timeline for future TRA payments (as set forth in the TRA).

On July 19, 2024, the Enfusion Board held a regularly scheduled meeting with representatives of Enfusion management in attendance. The Enfusion Board discussed the views of the investment banks that had been shared during the June 28, 2024 meeting and the considerations for moving “up-market” that had been discussed at the July 18, 2024 meeting. The Board then met in executive session with Oleg Movchan, Enfusion’s chief executive officer, excused. During its executive session, the Enfusion Board determined to take preparatory steps towards the commencement of a strategic alternatives review process and directed Enfusion management to seek input from outside counsel related thereto.

On August 2, 2024, the Enfusion Board held a regularly scheduled meeting with representatives of Enfusion management and Enfusion’s outside counsel, Goodwin Procter LLP (“Goodwin”), in attendance. The Enfusion Board discussed preparatory steps towards the commencement of a strategic alternatives review process. Representatives of Goodwin discussed various scenarios and the possibility of forming a special committee of independent and disinterested directors in light of the facts and circumstances, including to proactively address the possibility that a prospective buyer might request rollover by certain stockholders of Enfusion of their equity interests in Enfusion and/or a waiver or reduction of the change-of-control payments due to the TRA Parties pursuant to the TRA. The Enfusion Board directed Goodwin to take steps that would assist with the formation of a special committee, including to assess each director’s independence to potentially serve on such a committee in light of the facts and circumstances, and to ascertain the strategic intentions of FTV IV, L.P. (“FTV”), ICONIQ Capital, LLC and/or certain affiliated investment entities (“ICONIQ”) and Oleg Movchan, as a representative of CSL Tech Holdings, LLC (“CSL Tech”), each of which is a stockholder of Enfusion and a recipient of certain payments under the TRA, including in connection with a change of control of Enfusion. Bradford E. Bernstein, a representative of FTV, Roy Luo a representative of ICONIQ, and Oleg Movchan, a representative of CSL Tech, were and are each a member of the Enfusion Board.

On August 9, 2024, the Enfusion Board held a meeting with representatives of Enfusion management and Goodwin in attendance. The Enfusion Board discussed the formation of a special committee and that, since one member of the Enfusion Board was not in attendance, a proposal to form such a committee would be presented for approval by the unanimous written consent of all members of the Enfusion Board. Representatives of Goodwin also reviewed certain declarations made by each of ICONIQ and Mr. Movchan, and to be made by FTV, at the request of the Enfusion Board. The declarations stated that, at that time, none of FTV, ICONIQ or Mr. Movchan had an interest in acquiring Enfusion or had an intention to proactively seek a rollover of their equity interests in Enfusion in a potential transaction and did not presently regard a rollover to be a condition to supporting a transaction and that they would promptly inform Goodwin if any of these declarations were to change. The declarations also stated that, unless approved in advance by the Special Committee, none of FTV, ICONIQ or Mr. Movchan would enter into discussions or negotiations with any potential buyer, nor with each other, regarding rollover, participating in any buyer group or any other treatment of their equity interests in Enfusion in a potential transaction, or the treatment of the TRA in a potential transaction. Representatives of Goodwin explained that Enfusion had received the declarations from ICONIQ and Mr. Movchan, but was awaiting a response from FTV. Each of FTV, ICONIQ and Mr. Movchan had also responded to a questionnaire that allowed the Enfusion Board to conclude that in connection with any potential transaction, FTV, ICONIQ and Mr. Movchan did not have an agreement to work together towards a common goal. The Enfusion Board then discussed the composition of the special committee and determined that five directors (including Lawrence Leibowitz) were independent of each of FTV, ICONIQ and Mr. Movchan, and that Mr. Leibowitz was independent of FTV despite certain professional and investing relationships with FTV. The Enfusion Board also discussed next steps with respect to the strategic alternatives review process. Following that discussion, the Enfusion Board authorized management to prepare a long-range plan and projections for Enfusion.

On August 15, 2024, the Enfusion Board formally formed the Special Committee comprised of Michael Spellacy, Kathleen Traynor DeRose, Jan R. Hauser, Mr. Leibowitz and Deirdre Somers. The Enfusion Board delegated to the Special Committee the authority to, among other things, (a) structure and direct the strategic alternatives review process, (b) solicit or cause the solicitation of proposals for a potential transaction or other alternative, (c) consider and evaluate all proposals that might be received by Enfusion in connection with a potential transaction or other alternative, (d) participate in and direct the negotiation of the terms and conditions of any potential transaction or other alternative, and authorize, monitor and exercise general oversight on behalf of Enfusion of any and all agreements (including confidentiality and standstill agreements), proceedings and activities of Enfusion involving, responding to or relating to any potential transaction or other alternative, (e) terminate any negotiations, discussions or consideration of, or reject, on behalf of Enfusion, any potential transaction or other alternative, (f) recommend to the Enfusion Board the advisability of entering into documents and agreements with respect to any potential transaction or other alternative, (g) provide to the Enfusion Board a recommendation as to whether the Enfusion Board should approve or disapprove of any potential transaction or other alternative, (h) monitor for, and take actions to resolve in accordance with the best interests of Enfusion and Enfusion Stockholders in their capacity as such, any developments or circumstances that would reasonably be expected to pose an actual or potential conflict of interest affecting any director, officer, agent, employee or stockholder of Enfusion relative to a potential transaction or other alternative, a potential counterparty with respect to a potential transaction or other alternative, and (i) engage the Special Committee’s own financial and legal advisors in connection with the foregoing. The Enfusion Board further resolved that the Enfusion Board would not approve a strategic transaction without a prior favorable recommendation of such transaction by the Special Committee.

On August 16, 2024, the Special Committee held its inaugural meeting with representatives of Goodwin and the General Counsel and Assistant General Counsel of Enfusion in attendance. The Special Committee interviewed law firms, including Dechert LLP (“Dechert”), to potentially serve as outside counsel to the Special Committee.

On August 23, 2024, the Special Committee held a meeting with the General Counsel and Assistant General Counsel of Enfusion in attendance. The Special Committee determined to select Dechert to serve as outside counsel to the Special Committee based on Dechert’s expertise and other qualifications, including knowledge of the industry in which Enfusion operates and experience advising technology companies and special committees in connection with the review and implementation of strategic alternatives, including strategic transactions.

On August 27, 2024, FTV confirmed that, at that time, FTV did not have an interest in acquiring Enfusion or have an intention to proactively seek a rollover of their shares in a potential transaction and that FTV did not presently regard a rollover to be a condition to supporting a transaction and that FTV would promptly inform Goodwin if any of these declarations were to change. FTV also confirmed that, unless approved in advance by the Special Committee, FTV would not enter into discussions or negotiations with any potential buyer, nor with ICONIQ or Mr. Movchan, regarding rollover, participating in any buyer group or the treatment otherwise of their equity interests in Enfusion in a potential transaction, or the treatment of the TRA in a potential transaction.

On August 30, 2024, the Special Committee held a meeting with representatives of Dechert in attendance. By invitation of the Special Committee, the other members of the Enfusion Board, certain members of Enfusion management and representatives of Goodwin were also in attendance. The Special Committee reviewed a long-range plan and projections for Enfusion that had been prepared by Enfusion management at the request of the Enfusion Board at the August 8, 2024 board meeting and determined that it would continue to review the long-range plan and projections, but that the long-range plan and projections could be provided to the investment banks that the Special Committee would interview as potential financial advisors to it in connection with a strategic alternatives review process. After the other members of the Enfusion Board, members of Enfusion management and representatives of Goodwin exited the meeting, the Special Committee continued the meeting with representatives of Dechert, during which they reviewed considerations for selecting a financial advisor.

On September 1, 2024 and September 2, 2024, representatives of Dechert conducted interviews of each of the then-current members of the Special Committee to assess each director’s independence to continue to serve on the Special Committee.

On September 2, 2024, the Special Committee formally engaged Dechert as the Special Committee’s independent legal advisor. Representatives of Dechert confirmed their view that Dechert had no disabling conflicts of interest and that any relationships with related parties would not affect the ability of Dechert to fulfill its responsibilities as the Special Committee’s legal counsel.

On September 4, 2024 and September 6, 2024, the Special Committee, with representatives of Dechert in attendance, interviewed representatives of four investment banks, including Goldman Sachs, to consider their qualifications for a possible engagement to serve as financial advisor to the Special Committee in connection with a strategic alternatives review process. Among other things, each bank presented its qualifications, independence, overall expertise and reputation in the investment banking industry, recommendations on approach for a special committee engagement, understanding of Enfusion’s business and TRA, and experience with strategic alternatives review processes and proposed approach to such a process. The three investment banks other than Goldman Sachs provided relationship disclosures for the Special Committee’s review prior to their meetings with the Special Committee. At their meeting with the Special Committee, representatives of Goldman Sachs informed the Special Committee that they believed there were no facts or circumstances that would limit the ability of Goldman Sachs to fulfill its responsibilities as financial advisor to the Special Committee in connection with the contemplated engagement, and that a formal relationship disclosure would be forthcoming.

On September 4, 2024, the Special Committee held a meeting with representatives of Dechert in attendance. Mr. Leibowitz was not in attendance. Representatives of Dechert briefed the Special Committee on the interviews Dechert had conducted with each of the members of the Special Committee to assess each director’s independence to continue to serve on the Special Committee. The Special Committee considered that Mr. Leibowitz had certain professional and investing relations with FTV, which the Special Committee determined were immaterial. Nevertheless, the Special Committee also determined that, although it believed that

Mr. Leibowitz was independent of FTV, ICONIQ and Mr. Movchan, it would recommend that the Enfusion Board re-approve the composition of the Special Committee to include all the current members thereof, except Mr. Leibowitz, out of an abundance of caution. After the September 4 meeting, Mr. Leibowitz did not attend meetings of the Special Committee or otherwise participate as a member of the Special Committee. On October 1, 2024, the Enfusion Board formally approved such recommendation and the Special Committee’s composition of Mr. Spellacy, Ms. DeRose, Ms. Hauser and Ms. Somers.

On September 8, 2024, Goldman Sachs provided the Special Committee with a customary relationship disclosure letter, which included disclosures related to Goldman Sachs’ relationships with Enfusion, the following Enfusion stockholders: FTV, ICONIQ, Mr. Movchan, Brown Capital Management, LLC and certain other TRA holders.

On September 10, 2024, the Special Committee held a meeting with representatives of Dechert in attendance. By invitation of the Special Committee, certain members of Enfusion management and Mr. Leibowitz were also in attendance. The Special Committee, members of Enfusion management and Mr. Leibowitz discussed management and Mr. Leibowitz’s views of the investment banks the Special Committee interviewed. After members of Enfusion management and Mr. Leibowitz departed the meeting, the Special Committee determined to invite Goldman Sachs and one other investment bank for a follow-up interview to assess which investment bank it would select to serve as its financial advisor. The Special Committee also reviewed the relationship disclosure letters of the investment banks, including Goldman Sachs, and did not identify any facts or circumstances that the Special Committee believed would limit the ability of Goldman Sachs to fulfill its responsibilities as financial advisor to the Special Committee in connection with the contemplated engagement. Representatives of Dechert discussed with the Special Committee its fiduciary duties under Delaware law in connection with a strategic alternatives review process, including in the event that FTV, ICONIQ, Mr. Movchan or any of the other beneficiaries under the TRA may be viewed as conflicted in a transaction, whether in their capacity as stockholders of Enfusion, as members of management of Enfusion (if applicable) or as TRA Parties. Representatives of Dechert also reviewed a draft of certain management guidelines prepared by Dechert on behalf of the Special Committee (the “Management Guidelines”). Among other things, the Management Guidelines provided that the Special Committee would oversee and manage the strategic alternatives review process and that management would act at the direction of the Special Committee and not take certain actions, including entering into discussions or negotiations with any potential counterparty regarding equity participation in (including by way of a “rollover”), or voting, tender or other support for, a transaction, or discussing any terms of employment or compensation in respect of a transaction, or negotiating the TRA in connection with a transaction, in each case without the authorization of the Special Committee. At the direction of the Special Committee, representatives of Dechert shared the Management Guidelines with the General Counsel and Assistant General Counsel of Enfusion for their review prior to distribution to the broader Enfusion management team.

On September 13, 2024, the Special Committee held a meeting with representatives of Dechert in attendance. The Special Committee reviewed certain supplementary materials provided by Goldman Sachs and another investment bank that had been provided in advance of the follow-up interviews that had been scheduled for later that day. Representatives of Dechert reviewed a strategy that Enfusion could implement if there were any leaks with respect to a potential transaction. The Special Committee also determined that the chair of the Special Committee should serve as a liaison between the Special Committee and Enfusion management for any administrative matters that would require expeditious action by the Special Committee. The Special Committee directed representatives of Dechert to update the Management Guidelines accordingly.

Later on September 13, 2024, the Special Committee held a follow-up interview with two investment banks, including Goldman Sachs.

Later on September 13, 2024, the Special Committee held a meeting with representatives of Dechert in attendance. The Special Committee determined to proceed to engage Goldman Sachs as the Special Committee’s financial advisor based on Goldman Sachs’ qualifications, reputation, independence and expertise, including knowledge of the industry in which Enfusion operates and experience advising technology companies and special committees in connection with the review and implementation of strategic alternatives, including strategic transactions, and further directed Dechert to negotiate an engagement letter with Goldman Sachs.

On September 16, 2024, at the direction of the Special Committee, representatives of Dechert shared the revised Management Guidelines with the General Counsel and Assistant General Counsel of Enfusion for further distribution to the management team of Enfusion.

On September 19, 2024, the closing price for shares of Enfusion Common Stock on the NYSE was $8.55 per share (the “Unaffected Price”). The next day, on September 20, 2024, prior to the close of trading, Reuters published an article stating that Enfusion was in talks with investment banks to evaluate options that could include a potential sale. The closing price for shares of Enfusion Common Stock on September 20, 2024, was $8.98 per share.

On September 23, 2024, the Special Committee held a meeting with representatives of Dechert in attendance. Representatives of Dechert briefed the Special Committee on the negotiations of the engagement letter with Goldman Sachs. The Special Committee also delegated certain authority to the chair of the Special Committee, including that the chair could make decisions on behalf of the Special Committee with respect to certain administrative matters. The Special Committee discussed the September 20, 2024 Reuters article and the leak strategy that the Special Committee had previously reviewed with representatives of Dechert and directed Dechert to instruct Enfusion management to respond with “no comment” to any related inquiries from the press or other third parties. Representatives of Goldman Sachs then joined the meeting and made a presentation to the Special Committee, including regarding a potential strategic alternatives review process. The Special Committee discussed that the purpose of the Special Committee at that time was to review all strategic alternatives and was not necessarily to initiate a sale process, but instead to determine whether it was the right time, in view of the best interests of Enfusion Stockholders generally, to explore a sale of Enfusion or another strategic alternative to remaining a standalone company. The Special Committee directed representatives of Goldman Sachs to promptly prepare an analysis to assist the Special Committee in its review of all strategic alternatives, including whether it was the right time to explore a sale of Enfusion or another strategic alternative.

Later on September 23, 2024, the Special Committee formally engaged Goldman Sachs as the financial advisor to the Special Committee.

On September 27, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on their work to assist the Special Committee in its review with Enfusion management of the preliminary long-range plan and projections that Enfusion management had prepared for Enfusion. The Special Committee provided representatives of Goldman Sachs with feedback to relay to management regarding the long-range plan and projections for Enfusion. Representatives of Goldman Sachs updated the Special Committee on unsolicited and general inbound communications of interest from parties potentially interested in pursuing a transaction with Enfusion.

On October 4, 2024, the Special Committee held a meeting with representatives of Dechert in attendance. Representatives of Dechert reviewed certain considerations that could be relevant to the Special Committee’s review of all strategic alternatives, including considerations relating to their fiduciary duties to Enfusion and Enfusion Stockholders. Representatives of Goldman Sachs then joined the meeting and briefed the Special Committee on their work to assist the Special Committee in its review of all strategic alternatives. The Special Committee also reviewed the preliminary long-range plan and projections for Enfusion that had been prepared by Enfusion management and discussed the assumptions underlying that plan. The Special Committee provided representatives of Goldman Sachs with feedback to relay to management regarding the long-range plan and projections for Enfusion. Representatives of Goldman Sachs updated the Special Committee on inbound indications of interest from parties potentially interested in pursuing a transaction with Enfusion.

On October 11, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs shared their views as to Enfusion’s strategic alternatives, including whether it was the right time to explore a sale of Enfusion or another strategic alternative to the standalone plan. Representatives of Goldman Sachs also shared their preliminary financial analysis perspectives. The Special Committee reviewed the preliminary long-range plan and projections for Enfusion that had been prepared by Enfusion management and discussed the assumptions underlying that plan. Representatives of Goldman Sachs discussed 21 financial sponsors and 19 strategic parties that the Special Committee could include in a strategic transaction process and made recommendations to the Special Committee about what parties should be included in the strategic transaction process, if the Special Committee determined to proceed with such a process, based on, among other things, the parties’ demonstrated and perceived interest in a potential transaction with Enfusion, ability to finance a potential transaction, investment strategy and history and appetite for mergers and acquisitions. After representatives of Goldman Sachs exited the meeting, the Special Committee further discussed these matters with representatives of Dechert. Following such discussion, the Special Committee unanimously determined that a strategic transaction process would be in the best interest of the Enfusion Stockholders, determined to launch such a process, authorized representatives of Goldman Sachs to contact the recommended prospective bidders and approved the preliminary long-range plan and projections for Enfusion that had been prepared by Enfusion management to be used by Goldman Sachs in its financial analysis and shared with potential bidders in the strategic transaction process.

On October 18, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the bidder outreach that representatives of Goldman Sachs had conducted, and reviewed the confidential information memorandum that would be shared with prospective bidders and used at management meetings with those prospective bidders in the coming weeks.

On October 20, 2024, Enfusion entered into a confidentiality agreement with each of Party A and Party B, each a financial sponsor firm. The terms of the confidentiality agreements with all prospective bidders contained customary provisions, including standstill provisions (which did not include “don’t ask, don’t waive” provisions).

Over the course of the weeks of October 21 and October 28, 2024, representatives of Enfusion management and Goldman Sachs held a number of management meetings with prospective bidders who had executed confidentiality agreements, including Clearwater.

On October 21, 2024, Enfusion entered into a confidentiality agreement with each of Party C and Party D, each a financial sponsor firm.

On October 22, 2024, Enfusion entered into a confidentiality agreement with each of Party E, Party F and Party G, each a financial sponsor firm. Party E and Party H (collectively, the “Party E Consortium”) requested permission to proceed as co-bidders so they could cooperate to produce a more competitive bid, and the Special Committee granted such permission, subject to Party H executing a separate confidentiality agreement.

On October 23, 2024, Enfusion entered into a confidentiality agreement with each of Clearwater, and Party H, Party I, Party J and Party K, each a financial sponsor firm.

On October 25, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the management meetings with potential counterparties and representatives of Goldman Sachs that had occurred during the previous week.

On October 25, 2024, the Enfusion Board held a regularly scheduled meeting with representatives of Enfusion management in attendance. The Enfusion Board was provided with an update with respect to Enfusion’s strategic alternatives, as well as an update on Enfusion’s financial results for the third quarter of 2024.

Later on October 25, 2024, Enfusion entered into a confidentiality agreement with each of Party L and Party M, each a financial sponsor firm.

Also on October 25, 2024, Party J declined to further engage in the sale process, citing that Enfusion’s revenue retention profile would be challenging to underwrite.

On October 26, 2024, Enfusion entered into a confidentiality agreement with Party N, a financial sponsor firm.

On October 27, 2024, Enfusion entered into a confidentiality agreement with Party O, a financial sponsor firm.

On October 28, 2024, Party G declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite, and citing complications related to their ownership of a competitor company.

On October 29, 2024, at the direction of the Special Committee, representatives of Goldman Sachs asked Enfusion’s management and Enfusion’s tax advisor, Deloitte Tax LLP, to prepare a high-level summary of the estimated early termination payment under the TRA at certain per share valuations (the “TRA Guidance”).

On October 30, 2024, Enfusion entered into a confidentiality agreement with Party P, a strategic counterparty.

On October 31, 2024, the Enfusion Board held a regularly scheduled meeting with representatives of Enfusion management in attendance. The Enfusion Board was provided with an update on Enfusion’s financial results for the third quarter of 2024 and financial guidance for the full year 2024 based on then-current market conditions and expectations.

On November 1, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the management meetings with potential counterparties and representatives of Goldman Sachs and other activity that had occurred during the previous week.

Prior to the commencement of trading on the NYSE on November 4, 2024, Enfusion announced its financial results for the third quarter of 2024 and provided financial guidance for the full year 2024 based on then-current market conditions and expectations. Enfusion announced that it expected GAAP revenues for the full year 2024 to be between $202 million and $205 million, which had been updated from Enfusion’s previous guidance of between $200 million and $210 million.

Over the course of the weeks of November 4 and November 11, 2024, representatives of Enfusion management and Goldman Sachs held a number of follow-up meetings with potential counterparties.

On November 6, 2024, Enfusion entered into a confidentiality agreement with Party Q, a financial sponsor firm.

Also on November 6, 2024, at the direction of the Special Committee, representatives of Goldman Sachs distributed a bid process letter to each of Clearwater, Party A, Party B, Party C, Party D, the Party E Consortium, Party F, Party I, Party K, Party L, Party M, Party N, Party O, Party P and Party Q, which requested first-round proposals by November 19, 2024. The process letter instructed bidders to specify the amount of consideration they would pay and to assume a fixed total dollar value to terminate the TRA, derived from the TRA Guidance (to be provided to the prospective bidders prior to the bid date) and any independent calculations by the prospective bidder, and to confirm in writing that, in the event and to the extent the acceleration of payments associated with the TRA were waived in full or in part, the full waived value would accrue to the benefit of Enfusion Stockholders on a dollar-for-dollar basis. The process letter also requested that bidders indicate whether they were pre-conditioning their bids and a potential transaction irrevocably on approval by the Special Committee and a majority of the unaffiliated Enfusion Stockholders.

On November 7, 2024, Enfusion entered into a confidentiality agreement with Party R, a financial sponsor firm. At the direction of the Special Committee, representatives of Goldman Sachs distributed a bid process letter to Party R.

On November 8, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the engagement with bidders that had occurred during the previous week.

On November 12, 2024, Party F declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite at a competitive valuation.

On November 13, 2024, Party O declined to further engage in the sale process, citing that Enfusion’s business was not a focus area for the company at this time.

Also on November 13, 2024, Party M declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite at a competitive valuation.

Also on November 13, 2024, at the direction of the Special Committee, representatives of Goldman Sachs made the TRA Guidance available to potential bidders, so the potential bidders could reference the estimated TRA payment obligations when preparing their bids. The TRA Guidance provided that bidders should assume the early termination payments due under the terms of the TRA based on the per share price as follows: $131.4 million for a purchase price of $10.00 per share, $144.3 million for a purchase price of $12.00 per share, $157.2 million for a purchase price of $14.00 per share, $170.1 million for a purchase price of $16.00 per share, $183.0 million for a purchase price of $18.00 per share and $195.9 million for a purchase price of $20.00 per share.

On November 14, 2024, Party I declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite at a competitive valuation.

On November 15, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the engagement with bidders that had occurred during the previous week and expectations with respect to which potential counterparties would submit a bid by the November 19, 2024 deadline. After representatives of Goldman Sachs exited the meeting, the Special Committee discussed with representatives of Dechert what bid information could be shared with FTV, ICONIQ and Mr. Movchan, assuming they had not changed their previously stated intentions with respect to a potential transaction. The Special Committee discussed and determined that it would be in the best interest of the strategic transaction process to share high level information about each bid with FTV and ICONIQ because the Special Committee was unlikely to recommend proceeding with any transaction unless it was reasonably certain that each of FTV, ICONIQ and Mr. Movchan would be supportive of such transaction given each stockholder’s voting power and that any bidder would likely condition signing a definitive merger agreement on receipt of a voting and support agreement from each of FTV, ICONIQ and Mr. Movchan.

Also on November 15, 2024, Party B declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite at a competitive valuation.

On November 16, 2024, Party N declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite at a competitive valuation.

On November 18, 2024, Party D declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite at a competitive valuation.

Also on November 18, 2024, Party Q declined to further engage in the sale process, citing that Enfusion’s business was not a focus area for the company at this time.

On November 19, 2024, Clearwater submitted a written non-binding indication of interest to acquire 100% of the outstanding capital stock of Enfusion for $11.50 per share of Enfusion Common Stock, assuming that Clearwater would pay no more than $50 million to terminate the TRA and that any additional waived value beyond such amount would accrue to the benefit of Enfusion Stockholders on a dollar-for-dollar basis. Based on the information available to it, the Special Committee determined that this indication of interest equated to a per share price of approximately $10.82 if no portion of the TRA was waived. This proposed price of $10.82 implied a premium to the Unaffected Price of approximately 26.5% (the “Clearwater November 19 Proposal”). The Clearwater November 19 Proposal indicated that to fund the transaction, Clearwater expected to use $180 million of the cash on its balance sheet, issue up to $500 million in debt and issue approximately $900 million of equity.

Also on November 19, 2024, the Party E Consortium submitted a written non-binding indication of interest to acquire 100% of the outstanding capital stock of Enfusion for $10.25 per share of Enfusion Common Stock in cash, assuming that no portion of the TRA was waived, but confirming that to the extent payments under the TRA were waived, then the waived amount would accrue to the benefit of Enfusion Stockholders on a dollar-for-dollar basis. The Party E Consortium proposed to finance the acquisition with a combination of equity and debt. This proposed price of $10.25 implied a premium to the Unaffected Price of approximately 20.0% (the “Party E Consortium November 19 Proposal”).

Also on November 19, 2024, Party L submitted a written non-binding indication of interest to acquire 100% of the outstanding capital stock of Enfusion for between $10.00 and $10.75 per share of Enfusion Common Stock in cash, assuming that no portion of the TRA was waived, but confirming that to the extent payments under the TRA were waived, then the waived amount would accrue to the benefit of Enfusion Stockholders on a dollar-for-dollar basis. This proposed price range of $10.00 to $10.75 implied a premium to the Unaffected Price of approximately 17.0% to 25.7%.

Each of the first-round proposals submitted by Clearwater, the Party E Consortium, Party L and Party P (discussed below) agreed that, if a transaction would warrant the application of the framework set forth in the Delaware Supreme Court’s decision in Kahn v. M&F Worldwide Corp., 88 A.3d 635 (Del. 2014), then the bidder would condition its proposal on approval of both (a) a Special Committee of disinterested and independent directors and (b) a majority of the outstanding shares held by Enfusion Stockholders unaffiliated with the TRA Parties and other applicable Enfusion Stockholders.

Also on November 19, 2024, Party C declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite at a competitive valuation.

Also on November 19, 2024, Party A declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite at a competitive valuation.

Also on November 19, 2024, Party R declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite at a competitive valuation.

On November 21, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the three bids that had been received to date. Representatives of Goldman Sachs also reported that Party P had indicated that it would be submitting a bid in the coming days. The Special Committee and representatives of Dechert and Goldman Sachs discussed the bids and Enfusion’s prospects to continue as a standalone public company. The Special Committee determined that all four parties should continue to a second round of the bidding process.

Later on November 21, 2024, Party P verbally indicated to representatives of Goldman Sachs that it would be submitting a written non-binding indication of interest to acquire 100% of the outstanding capital stock of Enfusion for between $9.50 and $10.50 per share of Enfusion Common Stock in cash, assuming that no portion of the TRA was waived. This proposed price range of $9.50 to $10.50 implied a premium to the Unaffected Price of approximately 11.1% to 22.8% (the “Party P November 21 Proposal”).

Later on November 21, 2024, after confirming that each of FTV, ICONIQ and Mr. Movchan’s previously stated intentions had not changed, representatives of Dechert and Goldman Sachs held a meeting with Mr. Movchan and representatives of FTV and ICONIQ during which representatives of Dechert and Goldman Sachs informed Mr. Movchan and representatives of FTV and ICONIQ of the nature of the first round bids that had been received, including the names of the bidders, the share prices proposed by each bidder and the share price assuming no waiver and assuming full or partial waiver of the TRA. FTV, ICONIQ and Mr. Movchan were informed that Clearwater had assumed a $50 million early termination payment due pursuant to the TRA upon a change of control. The Special Committee determined that it would be in the best interest of the strategic transaction process to share such information because the Special Committee did not want to proceed to negotiate the final terms of a potential transaction unless it was reasonably certain that each of FTV, ICONIQ and Mr. Movchan would be supportive of such transaction given each stockholder’s voting power and that each of Clearwater and the Party E Consortium had noted that they would expect, as a condition to signing a definitive merger agreement, to receive a voting and support agreement from each of FTV, ICONIQ and Mr. Movchan.

On November 22, 2024, representatives of Goldman Sachs participated in calls with representatives of each of Clearwater, the Party E Consortium, Party L and Party P to inform them that they would be moving forward to the next round of the strategic transaction process.

On November 25, 2024, access to a confidential data room was provided to Clearwater, the Party E Consortium, Party L and Party P.

On November 27, 2024, following Party P’s verbal indication of interest on November 21, 2024, Party P submitted a written non-binding indication of interest confirming such verbal indication of interest.

Over the course of the weeks of December 2, December 9 and December 16, 2024, representatives of Enfusion management and Goldman Sachs held a number of follow-up meetings with Clearwater, the Party E Consortium and Party P.

On December 2, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the engagement with bidders that had occurred during the previous week. Representatives of Dechert reviewed with the Special Committee a draft merger agreement that Dechert had prepared. Representatives of Dechert noted that the draft did not include a closing condition for the approval of a majority of the outstanding shares held by Enfusion Stockholders unaffiliated with the TRA Parties and other applicable Enfusion Stockholders, but that representatives of Dechert would continue to monitor the process to determine if such a condition would be advisable. The Special Committee authorized Dechert to share the draft merger agreement with Clearwater, the Party E Consortium, Party L and Party P.

On December 3, 2024, legal counsel to ICONIQ informed representatives of Dechert that ICONIQ’s stated intention had changed and that ICONIQ would condition its support for any transaction on the opportunity to engage in discussions with the proposed buyer regarding a potential rollover of ICONIQ’s investment in the post-closing Enfusion entity.

On December 4, 2024, at the direction of the Special Committee and at the request of the Party E Consortium, Mr. Movchan participated in a dinner meeting with certain representatives of the Party E Consortium in Miami, Florida. At the direction of the Special Committee, a representative of Goldman Sachs also attended the dinner. The participants at the dinner discussed the business and prospects of Enfusion.

On December 5, 2024, at the Special Committee’s direction, representatives of Goldman Sachs shared a draft merger agreement with Clearwater, the Party E Consortium, Party L and Party P.

Later on December 5, 2024, legal counsel to FTV informed representatives of Dechert that FTV’s stated intention had changed and that FTV was requesting permission from the Special Committee to discuss a potential investment by a different fund in the post-closing Enfusion entity following any transaction or potential participation in a buyer group by a different fund, but that FTV did not presently regard a rollover or an opportunity for a different fund to invest or participate in the buyer group to be a condition to supporting a transaction. FTV reconfirmed that, unless approved in advance by the Special Committee, FTV would not enter into discussions or negotiations with any potential buyer, nor with ICONIQ or Mr. Movchan, regarding rollover, participating in any buyer group or the treatment otherwise of their equity interests in Enfusion in a potential transaction, or the treatment of the TRA in a potential transaction.

On December 6, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the engagement with bidders that had occurred during the previous week. Representatives of Goldman Sachs and Dechert informed the Special Committee of the change in FTV’s and ICONIQ’s intentions. The Special Committee determined that it would not at this time allow any discussions to occur between FTV or ICONIQ, on the one hand, and a potential counterparty, on the other hand, with respect to a rollover or other investment in the post-closing Enfusion entity and that the Special Committee would inform FTV and ICONIQ when, if ever, such discussions could occur.

Later on December 6, 2024, at the direction of the Special Committee, representatives of Enfusion management and Goldman Sachs participated in a management meeting with representatives of the Party E Consortium and Party E’s investment committee.

Later on December 6, 2024, representatives of Goldman Sachs informed the Special Committee that the Party E Consortium had requested a meeting with Mr. Bernstein, in his capacity as a representative of FTV and as a member of the Enfusion Board, Mr. Luo, in his capacity as a representative of ICONIQ and as a member of the Enfusion Board, and the chair of the Special Committee. The Special Committee determined to permit the meeting, subject to the parties’ adherence to guidance from the Special Committee.

On December 11, 2024, at the direction of the Special Committee, representatives of Party E participated in a meeting with representatives of Goldman Sachs, Dechert, FTV and ICONIQ and the chair of the Special Committee. Representatives of FTV and ICONIQ discussed the history of their investment in Enfusion and their views with respect to Enfusion’s growth and strategy. Dechert distributed guidelines to representatives of Goldman Sachs, FTV and ICONIQ in advance of the meeting that instructed representatives of FTV and ICONIQ to refrain from discussing certain matters, including potential rollover or similar agreements or voting and support agreements.

Later on December 11, 2024, representatives of Goldman Sachs requested that representatives of Clearwater provide the Special Committee with a revised proposal by no later than December 19, 2024.

On December 12, 2024, representatives of Goldman Sachs requested that representatives of Party P provide the Special Committee with a revised proposal by no later than December 19, 2024.

On December 13, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the engagement with bidders that had occurred during the previous week. The Special Committee authorized representatives of Goldman Sachs to formally solicit second round proposals from each of Clearwater, the Party E Consortium, Party L and Party P. The Special Committee also discussed the timing for a negotiation of a full or partial waiver of the early termination payments due pursuant to the TRA upon a change of control and determined that the negotiation should occur after the Special Committee had received final bids from each potential counterparty. Representatives of Dechert provided customary supplemental relationship disclosures with respect to Enfusion, FTV, ICONIQ, Mr. Movchan, the other TRA Parties and other potential counterparties, which the Special Committee determined yielded no disabling conflicts of interest and would not affect the ability of Dechert to fulfill its responsibilities as the Special Committee’s legal counsel. In addition, Goldman Sachs provided customary supplemental relationship disclosures with respect to Enfusion, FTV, ICONIQ, Mr. Movchan and other potential counterparties. The Special Committee reviewed such supplemental relationship disclosures and did not identify any facts or circumstances that the Special Committee believed would limit the ability of Goldman Sachs to fulfill its responsibilities as financial advisor to the Special Committee in connection with the Transactions.

Later on December 13, 2024, the Party E Consortium submitted a written offer to acquire 100% of the outstanding capital stock of Enfusion for $10.50 per share of Enfusion Common Stock in cash, assuming that no portion of the TRA was waived. This proposed price of $10.50 implied a premium to the Unaffected Price of approximately 22.85% (the “Party E Consortium December 13 Proposal”). The Party E Consortium December 13 Proposal enclosed a markup of the draft merger agreement, a draft equity commitment letter and limited guarantee and a draft exclusivity agreement seeking exclusivity through at least December 23, 2024. The Party E Consortium December 13 Proposal noted that Party E Consortium would provide an equity commitment letter to cover all the merger consideration payable to Enfusion equityholders. Based on feedback provided at the direction of the Special Committee by representatives of Goldman Sachs to representatives of the Party E Consortium, the Party E Consortium December 13 Proposal noted that the Party E Consortium would not require pre-signing discussions with respect to a potential rollover by existing Enfusion Stockholders, though representatives of Goldman Sachs noted that the Party E Consortium continued to verbally request to have such discussions. The Party E Consortium indicated in its offer that it would not proceed with its final diligence or its increased offer unless it received a countersigned exclusivity agreement by noon Eastern Time on December 16, 2024.

On December 15, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the most recent bid by the Party E Consortium and their interactions with representatives of the Party E Consortium and Clearwater over the preceding weeks. Representatives of Dechert briefed the Special Committee on the issues raised by the transaction documents provided by the Party E Consortium. The Special Committee discussed considerations to take into account in light of the fact that the Party E Consortium had proposed an all-cash offer and was more likely to be able to promptly sign a definitive merger agreement and that Clearwater could potentially propose an attractive offer that was comprised of both cash and Clearwater Common Stock and that it could take more time for Clearwater to be able to sign a definitive merger agreement.

Later on December 15, 2024, at the direction of the Special Committee, representatives of Goldman Sachs communicated to representatives of the Party E Consortium that the Party E Consortium December 13 Proposal was inadequate with respect to price and the Special Committee would not be granting the Party E Consortium exclusivity. Representatives of Goldman Sachs also noted to representatives of the Party E Consortium certain issues raised by its markup of the draft merger agreement.

On December 19, 2024, Clearwater submitted a written non-binding indication of interest to acquire 100% of the outstanding capital stock of Enfusion for $11.75 per share, approximately 61% of which to be paid in cash and 39% to be paid in Clearwater Common Stock, assuming that Clearwater would pay no more than $50 million to terminate the TRA and that any additional waived value beyond such amount would accrue to the benefit of

Enfusion Stockholders on a dollar-for-dollar basis. Based on the information available to it, the Special Committee determined that this indication of interest equated to a per share price of approximately $11.09 if no portion of the TRA was waived. This proposed price of $11.09 implied a premium to the Unaffected Price of approximately 29.7% (the “Clearwater December 19 Proposal”). The Clearwater December 19 Proposal noted that Clearwater expected voting and support agreements to be entered into at signing by certain of Enfusion’s stockholders.

On December 20, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including their most recent interactions with the Party E Consortium, Party P and Clearwater. Representatives of Goldman Sachs also briefed the Special Committee on certain financial information relating to management’s updated expectations for the financial performance of Enfusion for the fourth quarter of 2024 and the full year 2024.

Also on December 20, 2024, Party P declined to further engage in the sale process, citing that Enfusion’s financial profile would be challenging to underwrite at a competitive valuation.

On December 21, 2024, Sandeep Sahai, the Chief Executive Officer of Clearwater, indicated to representatives of Goldman Sachs that (a) Clearwater’s counsel expected to send a revised draft merger agreement to Dechert the following week, (b) Clearwater believed that it could sign a definitive merger agreement before the end of the year, (c) Clearwater had received a draft “Highly Confident Letter” and that Clearwater believed it would have a full financing commitment before signing a definitive agreement and (d) if the Special Committee was supportive of Clearwater’s proposal, Clearwater would propose an exclusivity period of 10 days to work towards the signing of a definitive agreement providing for a transaction.

Later on December 21, 2024, at the direction of the Special Committee, representatives of Goldman Sachs called representatives of Clearwater to inform them that the strategic transaction process continued to be competitive and that therefore the Special Committee would not be granting exclusivity to Clearwater, but that the Special Committee and its advisors would continue to work with Clearwater towards a potential transaction.

On December 22, 2024, at the direction of the Special Committee, representatives of Goldman Sachs shared with Clearwater and the Party E Consortium certain financial information relating to management’s updated expectations for the financial performance of Enfusion for the fourth quarter of 2024 and the full year 2024.

Later on December 22, 2024, at the direction of the Special Committee, representatives of Dechert sent a revised draft merger agreement to representatives of Kirkland & Ellis LLP, outside counsel to Clearwater (“Kirkland”). The revised draft of the merger agreement reflected an all-cash potential transaction and representatives of Dechert communicated to representatives of Kirkland that they should update the draft merger agreement to the extent Clearwater intended to propose a mixed cash and stock consideration transaction.

Later on December 22, 2024, Clearwater requested that access to Enfusion’s data room be given to certain employees of J.P. Morgan as a potential financing source so that J.P. Morgan could continue to advance the work needed to provide committed financing in respect of a potential transaction. At the direction of the Special Committee, such access was granted.

On December 23, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including their most recent interactions with the Party E Consortium and Clearwater.

Later on December 23, 2024, at the direction of the Special Committee, representatives of Clearwater participated in a meeting with representatives of Enfusion management and Goldman Sachs at which the participants discussed the expected financial performance of Enfusion for the fourth quarter of 2024 and the full year 2024. Following such meeting, representatives of Clearwater indicated to representatives of Goldman Sachs that the expected financial information had been concerning, but that Clearwater remained interested in pursuing a potential transaction and then Clearwater requested certain additional financial and other information to factor into its proposed valuation for such transaction. Representatives of Clearwater also proposed to representatives of Goldman Sachs that Clearwater would change the split in cash and stock to 50%/50%. Representatives of Clearwater requested exclusivity through January 3, 2025 and noted that they expected Kirkland to send a revised draft merger agreement to Dechert on December 24, 2024. Representatives of Clearwater also noted that J.P. Morgan as a potential financing source had performed significant work and that Clearwater expected that J.P. Morgan would be able to provide committed debt financing for a potential transaction.

Later on December 23, 2024, and following the Party E Consortium’s review of Enfusion’s financial performance for the fourth quarter of 2024 and the full year 2024, the Party E Consortium submitted a revised written offer to acquire 100% of the outstanding capital stock of Enfusion at $10.25 per share of Enfusion Common Stock in cash, assuming that all payments under the TRA would be waived, which the Party E Consortium referred to as its “best and final offer”. Based on the information available to it, the Special Committee determined that this indication of interest equated to a per share price of approximately $9.29 if no portion of the TRA was waived. This proposed price of $9.29 implied a premium to the Unaffected Price of approximately 8.7% (the “Party E Consortium December 23 Proposal”). The offer noted that the Party E Consortium would provide an equity commitment letter to cover all the merger consideration payable to Enfusion equityholders. The Party E Consortium December 23 Proposal also noted that the Party E Consortium would target January 8, 2025 for the signing of a definitive merger agreement and public announcement of a potential transaction and that the Party E Consortium would not require any existing Enfusion Stockholders to roll over their investment, and representatives of the Party E Consortium stated that they would not need to have pre-signing conversations with any Enfusion Stockholders to discuss the possibility of a rollover. In addition, the Party E Consortium December 23 Proposal set forth the Party E Consortium’s position on certain outstanding points in the draft merger agreement and noted that the Party E Consortium expected voting and support agreements to be entered into at signing by all members of the Enfusion Board and their affiliated investment entities. The Party E Consortium December 23 Proposal noted that, although its diligence was complete, the Party E Consortium would need Mr. Movchan and Neal Pawar, Enfusion’s Chief Operating Officer, to meet with the Party E Consortium’s deal team and Party E’s investment committee before any signing of a definitive merger agreement.

Also on December 23, 2024, legal counsel to FTV reiterated FTV’s request for permission from the Special Committee to discuss a potential investment in the post-closing Enfusion entity following any transaction or potential participation in a buyer group by a different fund.

During the week of December 23, 2024, at the direction of the Special Committee, representatives of Goldman Sachs reviewed the most recent bids received with representatives of FTV and ICONIQ and Mr. Movchan, including the identities of the remaining bidders, their proposed prices per share and assumptions and intentions regarding the early termination payments due pursuant to the TRA upon a change of control. The Special Committee determined that it would be in the best interest of the strategic transaction process to share such information because the Special Committee did not want to proceed to negotiate the final terms of a potential transaction unless it was reasonably certain that each of FTV, ICONIQ and Mr. Movchan would be supportive of such transaction given each stockholder’s voting power and that each of Clearwater and the Party E Consortium had noted that they would expect, as a condition to signing a definitive merger agreement, to receive a voting and support agreement from each of FTV, ICONIQ and Mr. Movchan. The Special Committee also determined that it would be in the best interest of the strategic transaction process to seek FTV, ICONIQ and Mr. Movchan’s support of a potential transaction in connection with negotiating a waiver of all or a portion of the early termination payments due to the TRA Parties.

On December 24, 2024, Kirkland sent a revised draft merger agreement to Dechert. Among other things, the revised draft proposed (i) consideration paid through an approximately equal mix of cash and Clearwater

Common Stock, with a fixed exchange ratio, (ii) a termination fee of 3.7% of Enfusion’s equity transaction value (compared to a fee of 2.25% of Enfusion’s equity transaction value in Dechert’s draft merger agreement), payable by Enfusion under customary circumstances, and (iii) Clearwater agreeing to use its reasonable best efforts to obtain required regulatory approvals, subject to a “Burdensome Condition” standard.

Later on December 24, 2024, representatives of Goldman Sachs provided representatives of Clearwater with certain financial and other information in response to Clearwater’s requests for such information on December 23, 2024.

On December 26, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the most recent interactions with each of Clearwater and the Party E Consortium. Representatives of Dechert briefed the Special Committee on the status of the transaction documentation and issues raised by each of Clearwater and the Party E Consortium. The Special Committee authorized Dechert to engage Abrams & Bayliss LLP as outside Delaware counsel to the Special Committee.

On December 26, 2024, following Clearwater’s review of Enfusion’s financial performance for the fourth quarter of 2024 and the full year 2024, representatives of Clearwater provided representatives of Goldman Sachs with a verbal revised offer of $10.95 per share of Enfusion Common Stock, payable in an approximately equal mix of cash and Clearwater Common Stock, assuming that Clearwater would pay no more than $50 million to terminate the TRA and that any additional waived value beyond such amount would accrue to the benefit of Enfusion Stockholders on a dollar-for-dollar basis. This revised offer equated to a per share price of approximately $10.32 if no portion of the TRA was waived. This proposed price of $10.32 implied a premium to the Unaffected Price of approximately 20.7%. Representatives of Goldman Sachs, at the direction of the Special Committee, requested that Clearwater work to present a full and final offer as soon as possible.

Later on December 26, 2024, representatives of the Party E Consortium verbally indicated to representatives of Goldman Sachs that the Party E Consortium could increase its bid from $10.25 per share to $10.50 per share of Enfusion Common Stock in cash, assuming that all payments under the TRA would be waived, which the Party E Consortium referred to as its “best and final offer”. This indication of interest equated to a per share price of approximately $9.53 if no portion of the TRA was waived. This proposed price of $9.53 implied a premium to the Unaffected Price of approximately 11.5%.

On December 27, 2024, Mr. Sahai indicated to representatives of Goldman Sachs that Clearwater would be prepared to offer $11.10 per share of Enfusion Common Stock, payable in an approximately equal mix of cash and Clearwater Common Stock, assuming that Clearwater would pay no more than $50 million to terminate the TRA and that any additional waived value beyond such amount would accrue to the benefit of Enfusion Stockholders on a dollar-for-dollar basis. This revised offer equated to a per share price of approximately $10.46 if no portion of the TRA was waived. This proposed price of $10.46 implied a premium to the Unaffected Price of approximately 22.3%. Mr. Sahai also indicated to representatives of Goldman Sachs that Clearwater and its advisors would be prepared to work diligently and sign a definitive merger agreement for a transaction in the next week and reiterated Clearwater’s request for exclusivity.

Later on December 27, 2024, representatives of the Party E Consortium verbally reiterated to the chair of the Special Committee that the Party E Consortium would increase its bid from $10.25 per share to $10.50 per share of Enfusion Common Stock in cash, assuming that all payments under the TRA would be waived. This indication of interest equated to a per share price of approximately $9.53 if no portion of the TRA was waived. This proposed price of $9.53 implied a premium to the Unaffected Price of approximately 11.5%.

On December 28, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the most recent interactions with each of Clearwater and the Party E Consortium. Representatives of Dechert briefed the Special Committee on the status of the transaction documentation and issues raised by Clearwater. The Special Committee determined that representatives of Goldman Sachs should continue to negotiate to increase the ratio of cash and Clearwater Common Stock payable to Enfusion Stockholders in a potential transaction with Clearwater and that representatives of Goldman Sachs should convey to Clearwater that any stock component of the transaction consideration should be subject to a fixed value collar.

Later on December 28, 2024, at the direction of the Special Committee, representatives of Goldman Sachs reviewed the most recent bids received with representatives of FTV. Representatives of FTV noted that FTV would prefer an all-cash transaction, including the one proposed by the Party E Consortium if at the right price, and would not be willing to proceed with a potential Clearwater transaction unless any portion of the deal consideration comprised of Clearwater Common Stock would be subject to a fixed value collar, as it was FTV’s view that a fixed value collar could mitigate the risk associated with fluctuations in the share price of Clearwater Common Stock between signing and closing a potential transaction with Clearwater. Representatives of Goldman Sachs conveyed this position to the Special Committee.

Later on December 28, 2024, at the direction of the Special Committee, representatives of Goldman Sachs raised with Mr. Sahai that any stock component of the transaction consideration should subject to a fixed value collar. Mr. Sahai indicated to representatives of Goldman Sachs that Clearwater would consider the collar structure.

On December 29, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including their discussion with FTV and their most recent interactions with each of Clearwater and the Party E Consortium. The Special Committee determined that representatives of Goldman Sachs should continue to negotiate to increase the ratio of cash relative to Clearwater Common Stock payable to Enfusion Stockholders in a potential transaction with Clearwater and that representatives of Goldman Sachs should propose that any stock component of the transaction consideration would be subject to a 15% symmetrical fixed value collar.

Later on December 29, 2024, at the direction of the Special Committee, representatives of Goldman Sachs reviewed the most recent bids received with representatives of FTV.

Also on December 29, 2024, at the direction of the Special Committee, representatives of Goldman Sachs participated in meetings with representatives of Clearwater to discuss collar structures that could apply to the stock component of Clearwater’s bid and indicated the Special Committee’s proposal for a 15% symmetrical fixed value collar. At the conclusion of these meetings, representatives of Clearwater indicated that Clearwater would consider these structures. Representatives of Clearwater also agreed that if the price per share were to increase as a result of negotiations with the TRA Parties to reduce the early termination payment to TRA Parties under the TRA due upon a change of control, then Clearwater would pay such increase in price in cash, as opposed to in a mix of cash and stock.

On December 30, 2024, at the direction of the Special Committee, representatives of Goldman Sachs shared a presentation with representatives of FTV and ICONIQ regarding the proposed symmetrical fixed value collar. Representatives of FTV indicated their desire for the cash and stock split of the Clearwater offer to be 55%/45% (instead of Clearwater’s then-current proposal of approximately 50% cash and 50% stock). Representatives of ICONIQ concurred and indicated that they would generally be supportive of a potential transaction with Clearwater on those revised terms.

Later on December 30, 2024, Mr. Sahai indicated to representatives of Goldman Sachs that Clearwater would be prepared to apply a symmetrical fixed value collar to the stock component of a transaction, but with a 10% band (instead of the Special Committee’s proposal of a 15% band).

On December 31, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including their most recent interactions with Clearwater. Following discussion with representatives of Goldman Sachs, the Special Committee determined that the 10% symmetrical fixed value collar was acceptable, but that representatives of Goldman Sachs should continue to negotiate to increase the ratio of cash and Clearwater Common Stock payable to Enfusion Stockholders in a potential transaction with Clearwater.

Later on December 31, 2024, at the direction of the Special Committee, representatives of Goldman Sachs proposed to representatives of Clearwater that 55% of the transaction consideration should be comprised of cash, with the balance paid in Clearwater Common Stock, subject to a 10% symmetrical fixed value collar. Representatives of Clearwater responded by indicating that Clearwater would not agree to pay more than $800 million of the aggregate transaction consideration in cash, which implied that approximately 52% of the transaction consideration would be comprised of cash, with the balance paid in Clearwater Common Stock, subject to a 10% symmetrical fixed value collar.

Also on December 31, 2024, the Special Committee commenced negotiations with representatives of FTV and ICONIQ and Mr. Movchan regarding the treatment of the TRA in connection with any transaction and indicated to such parties that the Special Committee’s view was that the entire early termination payment under the TRA due upon a change of control should be waived by the TRA Parties.

Also on December 31, 2024, at the direction of the Special Committee, representatives of Dechert sent a draft voting and support agreement and a draft TRA amendment to counsel for each of FTV, ICONIQ, Mr. Movchan. The draft TRA amendment reflected the waiver of the entire early termination payment under the TRA due upon a change of control.

On January 1, 2025, after negotiations with the chair of the Special Committee, representatives of FTV and Mr. Movchan indicated to the chair of the Special Committee that they would be willing to waive over $100 million of early termination payments that would otherwise be due to TRA Parties upon a change of control, but that they would require that an aggregate early termination payment of $30 million would be payable to the TRA Parties at the closing of any transaction.

On January 2, 2025, Dechert sent a revised draft merger agreement to Kirkland. Among other things, the revised draft proposed (i) giving Enfusion Stockholders the ability to elect to receive merger consideration consisting of a mix of cash and shares of Clearwater Common Stock (compared to only having the ability to elect all-cash or all-stock merger consideration in Kirkland’s prior draft of the merger agreement), (ii) a termination fee of 2.5% of Enfusion’s equity transaction value (compared to a fee of 3.7% of Enfusion’s equity transaction value in Kirkland’s prior draft of the merger agreement), (iii) a reverse termination fee of 6% of Enfusion’s equity transaction value in the event the transaction is terminated due to the failure to obtain required antitrust clearance or Clearwater’s failure to consummate the Mergers when required to do so and (iv) Clearwater agreeing to divest its assets that generated no more than a to be determined amount of revenue in the 2024 calendar year.

Also on January 2, 2025, at the direction of the Special Committee, representatives of Dechert sent a draft voting and support agreement and a draft TRA amendment to Kirkland. The draft TRA amendment reflected the waiver of the entire early termination payment under the TRA due upon a change of control.

On January 3, 2025, Kirkland sent a revised draft merger agreement to Dechert. Among other things, the revised draft proposed (i) a termination fee of 3.5% of Enfusion’s equity transaction value (compared to a fee of 2.5% of Enfusion’s equity transaction value in Dechert’s prior draft of the merger agreement), payable by Enfusion under customary circumstances, (ii) a reverse termination fee of 6% of Enfusion’s equity value, payable by Clearwater if Clearwater fails to consummate the Mergers when required to do so and (iii) limiting Enfusion’s ability to seek specific performance of Clearwater’s obligation to close the Mergers only if, among other things, debt financing is available to Clearwater.

On January 4, 2025, Kirkland sent a further revised draft merger agreement to Dechert. Among other things, the revised draft proposed that the cash portion of the aggregate merger consideration payable by Clearwater would in no event exceed $800 million and deleted Enfusion Stockholders’ ability to elect to receive a mix of cash and stock consideration.

On January 4, 2025, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including their most recent interactions with each of Clearwater and FTV, ICONIQ and Mr. Movchan. The Special Committee discussed precedent transactions involving tax receivable agreements and that, after negotiations with representatives of FTV and ICONIQ and Mr. Movchan regarding the treatment of the TRA in connection with any transaction, the Special Committee believed that such parties would not agree to an aggregate payment of less than $30 million at the closing of any transaction and that the significant reduction in the early termination payment otherwise due under the TRA was favorable to Enfusion Stockholders given the value of the reduced TRA early termination payment would accrue to the benefit of Enfusion Stockholders on a dollar-for-dollar basis. The Special Committee directed representatives of Dechert to negotiate an amendment to the TRA to provide for an aggregate payment equal to $30 million at the closing of any transaction to the TRA Parties collectively. Representatives of Dechert briefed the Special Committee on the open issues in the merger agreement based on its conversations with Kirkland.

From January 4 through January 10, 2025, at the direction of the Special Committee, representatives of Dechert, Goodwin, Kirkland and the various outside counsel for FTV, ICONIQ and Mr. Movchan continued to negotiate final legal issues in voting and support agreements and TRA amendment.

On January 5, 2025, Dechert sent a revised draft merger agreement to Kirkland. Among other things, the revised draft (i) added back Enfusion stockholders’ ability to elect to receive merger consideration consisting of a mix of cash and shares of Clearwater Common Stock, (ii) deleted the $800 million cap on the cash portion of the aggregate merger consideration payable by Clearwater, (iii) accepted the 3.5% Enfusion termination fee and (iv) deleted both the Clearwater reverse termination fee and the limited specific performance constructs in Kirkland’s prior draft of the merger agreement. From January 5 through January 10, 2025, representatives of Dechert, Goodwin, Kirkland continued to negotiate final legal issues in the merger agreement.

On January 5, 2025, the Party E Consortium submitted a revised written offer to acquire 100% of the outstanding capital stock of Enfusion at $10.60 per share of Enfusion Common Stock in cash, assuming that all payments under the TRA would be waived. Based on the information available to it, the Special Committee determined that this indication of interest equated to a per share price of approximately $9.63 if no portion of the TRA was waived. This proposed price of $9.63 implied a premium to the Unaffected Price of approximately 12.6% (the “Party E Consortium January 5 Proposal”). The Party E Consortium January 5 Proposal noted that the Party E Consortium would provide an equity commitment letter to cover all the merger consideration payable to Enfusion equityholders. The Party E Consortium January 5 Proposal also noted that the Party E Consortium would target January 13, 2025 for the signing of a definitive merger agreement and public announcement of a potential transaction and that the Party E Consortium would not require any existing Enfusion Stockholders to roll over their investment. In addition, the Party E Consortium January 5 Proposal noted that up to an additional $0.40 per share in cash would be payable to Enfusion Stockholders (or at the Special Committee’s discretion, partially or completely to the TRA Parties), upon the achievement of a 3.0x net return at exit by the Party E Consortium (with payments structured linearly from $0 at a 2.5x return).

On January 6, 2025, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the most recent bid received from the Party E Consortium and their most recent interactions with Clearwater and the Party E Consortium.

Also on January 6, 2025, various members of Enfusion management and Clearwater management participated in meetings in New York City, all of which, at the direction of the Special Committee, were attended by representatives of Goldman Sachs. Such meetings included a reverse due diligence meeting whereby representatives of Enfusion, Goldman Sachs, FTV and ICONIQ had the opportunity to ask questions of representatives of Clearwater about Clearwater’s business, as well as a dinner meeting between Mr. Pawar and Mr. Sahai.

On January 7, 2025, counsel for FTV informed representatives of Dechert that FTV may require any transaction with Clearwater to be structured in a manner that would allow for the possibility of tax deferred treatment on the portion of the merger consideration consisting of Clearwater Common Stock that would be received by Enfusion Stockholders. Representatives of FTV also requested that, following the Election, FTV be permitted to work with other stockholders to allocate the mix of consideration between such stockholders, as desired by such stockholders.

Later on January 7, 2025, Mr. Movchan participated in a lunch meeting with Mr. Sahai to discuss, among other things, the negotiation of the operational covenants that Enfusion would be subject to during the period between the signing and closing of a potential transaction between Enfusion and Clearwater. At the direction of the Special Committee, a representative of Goldman Sachs attended the meeting.

Also on January 7, 2025, based upon instructions of the Special Committee, representatives of Goldman Sachs and Dechert discussed an agreed upon split for the merger consideration with representatives of Clearwater and Kirkland, consisting of $5.85 in cash and $5.40 in shares of Clearwater Common Stock, reflecting a 52.5% cash and 47.5% stock mix.

Later on January 7, 2025, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs and Dechert briefed the Special Committee on the latest meetings that had occurred with Clearwater and Kirkland and certain remaining open points in the merger agreement and other draft definitive agreements, including the negotiation over the specific Clearwater Common Stock price points that would serve as the upper and lower ends of the 10% symmetrical fixed value collar.

On January 8, 2025, representatives of FTV informed representatives of Dechert that FTV would not support a transaction with Clearwater unless such transaction was structured in a manner that would allow for the possibility of tax deferred treatment on the portion of the merger consideration consisting of Clearwater Common Stock that would be received by Enfusion Stockholders.

Later on January 8, 2025, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs and Dechert briefed the Special Committee on the latest meetings that had occurred with Clearwater and Kirkland and certain remaining open points in the merger agreement and other draft definitive agreements, including the tax structure issue raised by FTV and the negotiation over the specific Clearwater Common Stock price points that would serve as the upper and lower ends of the 10% symmetrical fixed value collar.

Later on January 8, 2025, Clearwater requested that through February 7, 2025, Enfusion exclusively negotiate with Clearwater for a potential transaction, including in order to allow time for representatives of and advisors to Clearwater to explore the possibility of tax deferred treatment on the stock component of the merger consideration. Later on January 8, 2024, at the direction of the Special Committee, representatives of Dechert responded by offering exclusivity until 9:00 am ET on January 10, 2025. The parties did not agree on the duration of the exclusivity period, and no exclusivity was granted.

On January 9, 2025, at the direction of the Special Committee, the Chairman of the Special Committee and Mr. Sahai participated in a breakfast meeting in New York City and agreed that, notwithstanding that no exclusivity agreement had been reached, the parties should work towards a signing of a definitive merger agreement as soon as possible, including to explore the possibility of tax deferred treatment on the stock component of the merger consideration. Throughout the day on January 9, 2025, representatives of Dechert, Kirkland and FTV’s outside counsel discussed and agreed upon a structure that would allow for the possibility of tax deferred treatment on the portion of the merger consideration consisting of Clearwater Common Stock that would be received by Enfusion Stockholders.

On January 10, 2025, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Dechert reviewed with the Special Committee its fiduciary duties under Delaware law. Representatives of Dechert also reviewed the proposed final terms of the merger agreement, which allowed for the possibility of tax deferred treatment on portion of the merger consideration consisting of Clearwater Common Stock that would be received by Enfusion Stockholders, the voting and support agreement and the TRA amendment. Representatives of Dechert noted that the negotiation over the specific Clearwater Common Stock price points that would serve as the upper and lower ends of the 10% symmetrical fixed value collar remained ongoing. The Special Committee directed representatives of Goldman Sachs to negotiate such final stock price points within the band approved by the Special Committee.

Later on January 10, 2025, the Special Committee held another meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs reviewed its financial analysis of the proposed merger with the Special Committee, and noted the satisfactory resolution of the specific Clearwater Common Stock price points that would serve as the upper and lower ends of the 10% symmetrical fixed value collar. Following this review, at the request of the Special Committee, Goldman Sachs rendered its oral opinion to the Special Committee, subsequently confirmed by delivery of its written opinion, dated January 10, 2025, that, as of such date, and based upon and subject to the various limitations, qualifications and assumptions and other matters set forth therein, the aggregate Merger Consideration to be paid to the holders (other than Clearwater and its affiliates) of shares of Enfusion Common Stock was fair, from a financial point of view, to such holders. The Special Committee and representatives of Dechert and Goldman Sachs discussed the Merger Agreement, Mergers and other transactions contemplated by the Merger Agreement as compared to Enfusion remaining a standalone public company. The Special Committee then unanimously (a) determined that the terms and conditions of the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Enfusion and Enfusion Stockholders, and (b) recommended that the Enfusion Board adopt resolutions declaring that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, adopt and approve the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, and recommend that the Enfusion Stockholders vote their shares in favor of adopting the Merger Agreement at a special meeting of the Enfusion Stockholders (the “Special Committee Resolutions”).

Immediately following such Special Committee meeting on January 10, 2025, the Enfusion Board held a meeting with representatives of Dechert, Goldman Sachs and Goodwin in attendance. Representatives of Goldman Sachs reviewed with the Enfusion Board its financial analysis of the proposed Merger Consideration. Representatives of Dechert reviewed the final terms of the merger agreement, the voting and support agreements and the TRA amendment. Representatives of Goodwin then reviewed with the Enfusion Board its fiduciary duties under Delaware law. Members of the Special Committee and representatives of Dechert described and conveyed the Special Committee Resolutions to the Enfusion Board. The Enfusion Board then unanimously (a) determined that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, (b) adopted and approved the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement and (c) directed that the Merger Agreement be submitted to Enfusion Stockholders entitled to vote thereon for adoption thereby and resolved to recommend that Enfusion Stockholders adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Mergers.

Later on January 10, 2025, the TRA amendment, the merger agreement and the voting and support agreements were executed by the relevant parties.

On January 13, 2025, before the opening of trading on the NYSE, Enfusion and Clearwater publicly announced the merger.

Enfusion’s Reasons for the Transactions; Recommendations of the Special Committee and the Enfusion Board

Recommendations of the Special Committee

The Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on January 10, 2025, unanimously (i) determined that the Merger Agreement, the Merger and the other Transactions are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, (ii) recommended that the Enfusion Board determine that the Merger Agreement, the Merger and the other Transactions are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders and that the Enfusion Board adopt and approve the Merger Agreement, the Merger and the other Transactions, (iii) recommended that the Enfusion Board adopt and approve the Merger Agreement, the Merger and the other Transactions, and (iv) recommended that, subject to approval by the Enfusion Board, the Enfusion Board submit the Merger Agreement to the Enfusion Stockholders entitled to vote thereon for adoption thereby and resolve to recommend that such Enfusion Stockholders adopt the Merger Agreement and approve the Transactions, including the Mergers.

In evaluating the terms of the potential transaction with Clearwater, the Special Committee consulted with representatives of its independent financial advisor, Goldman Sachs, and its independent legal advisor, Dechert LLP, and where appropriate, with other Enfusion Board members, members of Enfusion’s management and Goodwin, outside counsel to Enfusion. The Special Committee considered a number of factors, including the following factors (not necessarily in order of relative importance), which the Special Committee viewed as being generally positive or favorable.

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Standalone Alternatives to a Sale of Enfusion. The Special Committee’s belief that the Merger Consideration was more favorable to Enfusion Stockholders than the alternative of remaining an independent public company, after taking into account the risks and uncertainties associated with remaining an independent public company, including Enfusion’s business and competitive position and current industry and financial conditions. Among other things, the Special Committee considered several factors based on its analysis of Enfusion’s performance, as well as the financial analyses of Goldman Sachs and feedback from participants in the strategic transaction process. The factors considered by the Special Committee included (not necessarily in order of relative importance):

•	its assessment of Enfusion’s historical financial performance;

•	its assessment of the state of Enfusion’s customer base;

•	the uncertainty of success of Enfusion’s new initiatives and go-to-market efforts;

•	the competitive landscape of Enfusion’s business;

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the potential that the market for Enfusion’s products and services develops more slowly than projected, which could result in slower or stalled growth, and could adversely affect Enfusion’s operating results;

•	the ability of Enfusion to continue to obtain financing on economically attractive terms to support the future growth of its business;

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the risk that current and future economic uncertainty and other unfavorable conditions in Enfusion’s industry or the global economy may limit Enfusion’s growth and adversely affect Enfusion’s operating results; and

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the risk that Enfusion may not be able to achieve projected financial performance, including the performance contemplated by Enfusion’s projections, based on, among other things, the Special Committee’s assessment of Enfusion’s business, assets, prospects, competitive position and the risks and uncertainties discussed in Enfusion’s public filings with the SEC (including the risk factors set forth in Enfusion’s annual report on Form 10-K for the fiscal year ended December 31, 2023, its quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024 and subsequent filings with the SEC).

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Certainty of Value and Immediate Liquidity. The Special Committee considered the fact that more than half the Merger Consideration is a fixed cash amount, providing Enfusion Stockholders with certainty of value and liquidity immediately upon the Closing, along with a significant equity component, providing Enfusion Stockholders with participation in the upside potential of a larger, more diversified company or with liquidity should any Enfusion Stockholder not wish to retain its shares of Clearwater Common Stock (including that Clearwater Common Stock received in the Merger would be freely tradeable upon Closing and represent a relatively small portion of the outstanding shares of Clearwater Common Stock). The Special Committee believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with Enfusion’s stand-alone strategy and the potential impact of such risks and uncertainties on the trading price of shares of Enfusion Common Stock, including the other risks and uncertainties discussed in Enfusion’s public filings with the SEC as described above. The Special Committee also considered the fact that the value of the Merger Consideration as of the completion of the Transactions would not decrease if the market price of Clearwater Common Stock trades within the 10% collar prior to completion of the Transactions and that the value of the Merger Consideration as of the completion of the Transactions could increase compared to the value at the time that the Enfusion Board considered approving the Transactions in the event that the market price of Clearwater Common Stock increases above the upper end of the 10% collar prior to completion of the Merger.

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Premium to Price in the Public Market. The Special Committee considered the current and historical market prices, volatility and trading information with respect to shares of Enfusion Common Stock, including the fact that the Merger Consideration valued at $11.25 per share of Enfusion Common Stock represented a 31.6% premium to Enfusion’s unaffected closing stock price of $8.55 per share on September 19, 2024, the last full trading day prior to Reuters publishing an article stating that Enfusion was in talks with investment bankers to evaluate options that could include a potential sale.

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The Per Share Price Was the Product of an Extensive Sales Process. The Special Committee considered that it had conducted an extensive process with the assistance of its advisors. Specifically, among other things, the Special Committee considered (not necessarily in order of relative importance):

•	the fact that the Special Committee had engaged in discussions with 40 counterparties, including 21 financial sponsors and 19 strategic parties;

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the fact that only two potential acquirors (Clearwater and the Party E Consortium) submitted a proposal in the second round of the bid process for an acquisition of Enfusion (and that other interested parties were given significant opportunity to make a proposal to acquire Enfusion) and that the Clearwater proposal would provide greater value than the Party E Consortium proposal;

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the fact that, other than Clearwater and the Party E Consortium, the potential counterparties that submitted initial indications of interest all either materially reduced their offer price and/or withdrew from or declined to proceed in the process after conducting due diligence;

•	that Enfusion had been involved in discussions over a number of months with various parties and none other than Clearwater and the Party E Consortium had resulted in a proposal with comparable terms;

•	that, should any alternative potential counterparty be interested in pursuing a transaction on terms more favorable to Enfusion and Enfusion Stockholders than the Transactions, such counterparty would be able to pursue such an offer under the terms of the Merger Agreement, and the Special Committee would be able to respond to and accept such an offer if the offer is a Superior Proposal;

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the fact that the Merger Consideration was the result of extensive and arm’s-length negotiations, and the Special Committee’s belief, after discussion with its advisors and based on the course of negotiations with Clearwater, that $11.25 per share was the maximum value that Clearwater would offer;

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the fact that the only other proposal with comparable terms was the Party E Consortium’s offer of $10.60 per share in cash, which was the result of extensive and arm’s-length negotiations, and the Special Committee’s belief, after discussion with its advisors and based on the course of negotiations with the Party E Consortium, that $10.60 per share was the maximum value that the Party E Consortium would offer, and that such proposal was uncertain given certain contingencies within the proposal;

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the availability of appraisal rights to Enfusion Stockholders who comply with all of the requirements and procedures under Delaware law for exercising appraisal rights, which allow such holders to seek a judicial determination of the fair value of their shares; and

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the possibility that, if the Special Committee declines to move forward with the Clearwater transaction, there may not be another opportunity for Enfusion Stockholders to receive a comparably priced offer with a comparable level of closing certainty.

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The Financial Analyses and Opinion of Its Independent Financial Advisor. The financial analyses reviewed and discussed with the Special Committee by representatives of Goldman Sachs and the oral opinion of Goldman Sachs to the Special Committee, subsequently confirmed by delivery of its written opinion, dated January 10, 2025, to the effect that, as of such date and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the aggregate Merger Consideration to be paid to the holders (other than Clearwater and its affiliates) of shares of Enfusion Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the section titled “Opinion of the Special Committee’s Financial Advisors.”

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The Terms and Conditions of the Merger Agreement, Including the Termination Fee. The Special Committee considered the terms and conditions of the Merger Agreement, which were reviewed by the Special Committee with its financial and legal advisors, and the fact that such terms were the result of extensive, arm’s-length negotiations between the parties and included significant improvements that the Special Committee and Enfusion and their respective advisors were able to obtain as a result of these negotiations and the competitive process that it had conducted. Specifically, among other things, the Special Committee considered (not necessarily in order of relative importance):

•	the likelihood and anticipated timing of obtaining all required regulatory clearances in connection with the Transactions;

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Clearwater’s obligation under the Merger Agreement to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement as promptly as practicable (other than certain actions that would result in a Burdensome Condition (as defined below));

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the fact that the Transactions are not subject to a financing condition and that Clearwater has obtained committed Debt Financing in an aggregate amount sufficient to fund the required funding amount under the Merger Agreement;

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Clearwater’s obligation under the Merger Agreement to use reasonable best efforts to arrange, obtain, and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter (as defined below);

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Clearwater’s obligation under the Merger Agreement to use its reasonable best efforts to maintain in full force and effect the Debt Commitment Letter, satisfy on a timely basis all conditions to funding in the Debt Commitment Letter and to consummate the Debt Financing at or prior to the Closing, including using its reasonable best efforts to cause the persons committing to fund the Debt Financing to fund the Debt Financing at the Closing, enforce its rights under the Debt Commitment Letter and comply with its obligations under the Debt Commitment Letter;

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Enfusion’s ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance of Clearwater’s obligation to close the Transactions, to prevent breaches of the Merger Agreement and enforce specifically the terms of the Merger Agreement;

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Enfusion’s right under the Merger Agreement, under specified circumstances in response to any Acquisition Proposal (as defined in the section titled “The Merger Agreement—No Solicitation of Other Offers by Enfusion”) (a) that did not result from Enfusion’s material breach of the no-shop provisions in the Merger Agreement and (b) that the Special Committee determines in good faith, after consultation with its advisor, constitutes a Superior Proposal (as defined in the section titled “The Merger Agreement—No Solicitation of Other Offers by Enfusion”) to furnish information to and conduct discussions and negotiations with third parties prior to the receipt of Enfusion Stockholder approval, thereby providing an opportunity to determine if a third party is willing to pay a higher value per share to acquire Enfusion than Clearwater (although the Special Committee considered the likelihood of such a third party bid emerging as relatively low given the Special Committee had conducted an extensive process with the assistance of its advisors as further described above);

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Enfusion’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal so long as Enfusion complies with its obligations relating to Superior Proposals under the Merger Agreement and concurrently pays to Clearwater a termination fee equal to $52,325,000;

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the fact that such termination fee was viewed by the Special Committee, after consultation with its financial and legal advisors, as reasonable under the circumstances, comparable to termination fees of similar transactions and not likely to preclude or deter any other party from making a Superior Proposal;

•	that the Support Agreements by and between Clearwater and each of the Significant Stockholders in support of the Transactions will terminate upon a termination of the Merger Agreement; and

•	Enfusion’s ability to seek damages from Clearwater for fraud or willful breach of the Merger Agreement.

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The Likelihood of Completion. The Special Committee considered the likelihood that the Transactions would be completed based on, among other things, the certainty of financing that Clearwater had demonstrated at signing and the absence of a financing condition, the business reputation of Clearwater, and the Special Committee’s perception that Clearwater is willing to devote the resources necessary to close the Transactions in an expeditious manner, the limited number and nature of conditions to complete the Transactions and the likelihood of obtaining required regulatory approvals on a timely basis and Enfusion’s ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Clearwater and to enforce specifically the terms of the Merger Agreement.

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The Anticipated Timing of Completion. The Special Committee considered the anticipated timing of the consummation of the Transactions and the Special Committee’s conclusion that the Transactions could be completed in a reasonable timeframe and in an orderly manner, reducing the period during which Enfusion would be subject to the potential uncertainty of Closing.

•	Waiver under the Tax Receivable Agreement. The Special Committee considered the fact that, after extensive and arm’s-length negotiations with the Special Committee, the TRA Amendment Parties have agreed to (i) amend the TRA, such that the TRA will automatically terminate at the Effective Time, and (ii) waive all but $30 million of the payments under the TRA, including all amounts that would have otherwise become payable to the TRA Parties in connection with the consummation of the Merger, and the Special Committee’s belief, after discussion with its advisors and based on the course of negotiations with the TRA Amendment Parties that $30 million was the lowest early termination payment that the TRA Parties would accept. This represents an estimated $105 million reduction of the approximately $135 million that would have otherwise been payable to the TRA Parties under the term of the TRA (based on certain facts and assumptions), which corresponds to an estimated per share value in excess of approximately $0.79 per Eligible Share that was available to be redirected to Enfusion Stockholders in the form of an increase in the Merger Consideration to $11.25 per share.

The Special Committee also considered a number of factors relating to the procedural safeguards designed to ensure the fairness of the Transactions and to permit the Special Committee to represent effectively the interests of the unaffiliated Enfusion Stockholders, including (not necessarily in order of relative importance):

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the Special Committee is comprised of directors who are independent (for purposes of serving on the Special Committee), disinterested and not affiliated with, and are independent of, Clearwater or any of the potential participants in a potential acquisition of Enfusion and both Enfusion’s and Clearwater’s significant stockholders and management, and who are otherwise disinterested and independent with respect to a potential acquisition of Enfusion;

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the recognition by the Special Committee that it had no obligation to recommend to the Enfusion Board the approval of the Transactions or any other transaction and had the authority to reject any proposals made;

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the fact that the Special Committee was authorized, among other things, to explore a potential transaction or any other alternatives to enhance value to Enfusion Stockholders in their capacity as such, and to recommend to the Enfusion Board (in the Special Committee’s sole discretion) the advisability of any such potential transaction or other alternative;

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the fact that the Special Committee was empowered to, and did, select and engage its own independent legal advisor, Dechert, and its own independent financial advisor, Goldman Sachs, and received the advice of such advisors throughout its review, evaluation and negotiation of a potential acquisition of Enfusion and potential alternatives, including remaining an independent public company;

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the fact that the Special Committee adopted certain guidelines at the outset of the Special Committee’s strategic transaction process that set forth certain procedural rules applicable to the Enfusion Board, the Special Committee, senior Enfusion management, the Significant Stockholders and the TRA Parties and their advisors and were intentionally structured to ensure that the Special Committee and its advisors would lead the strategic transaction process. Consistent with these guidelines, (1) the Special Committee and its advisors led the strategic transaction process, (2) the Special Committee directed its advisors with respect to the strategic transaction process; (3) the Special Committee consulted with and directed members of Enfusion management, Enfusion and its advisors with respect to the strategic transaction process, and (4) the Special Committee’s advisors, members of Enfusion management, Enfusion and its advisors received direction from the Special Committee with respect to discussions, presentations, negotiations and communications with potential bidders, significant stockholders of Enfusion and the TRA Parties;

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the Enfusion Board was not permitted to approve any potential acquisition of Enfusion unless the Special Committee had, in its sole discretion, provided a prior recommendation in favor of such acquisition and such recommendation was not revoked or withdrawn;

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the numerous meetings held by the Special Committee over more than a four-month period (including those with its legal and financial advisors present) to discuss and evaluate, among other things, the process for exploring a potential strategic transaction and the proposals from Clearwater and other bidders, and the Special Committee’s active oversight of the negotiation process. The Special Committee was actively engaged in this process on a regular basis and was provided with full access to Enfusion management and its advisors in connection with the evaluation process; and

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the fact that the waiver by the TRA Amendment Parties of all but $30 million of the payments under the TRA, which resulted in a corresponding increase in the Merger Consideration, was the product of negotiations between the Special Committee, with the assistance of its independent legal and financial advisors, on the one hand, and the TRA Amendment Parties, on the other hand.

In the course of its deliberations, the Special Committee also considered a number of uncertainties, risks and other countervailing factors relating to entering into the Merger Agreement, including (not necessarily in order of relative importance):

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that $30 million would become payable to the TRA Parties in connection with the Closing of the Transactions (although the Special Committee considered that this was significantly lower than the amount that would have otherwise been payable pursuant to the TRA absent its negotiation with the TRA Amendment Parties);

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the fact that completion of the transactions contemplated by the Merger Agreement, including the Transactions, depends on certain factors outside of Enfusion’s control, including regulatory clearances and Enfusion Stockholder approval, and the risk that the Merger might not be completed in a timely manner or at all;

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the fact that, following the Transactions, Enfusion Stockholders would no longer participate in Enfusion’s future earnings or growth, or benefit from any future appreciation in value of the shares of Enfusion Common Stock other than through their ownership of shares of Clearwater Common Stock (although the value reflected in the Merger Consideration would be fair compensation for the potential loss of future stockholder benefit that could reasonably be expected to be realized by Enfusion);

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the fact that the value of the Merger Consideration as of the completion of the Transactions could decrease compared to the value at the time that the Enfusion Board considered approving the Transactions in the event that the market price of Clearwater Common Stock decreases below the low end of the 10% collar prior to completion of the Transactions, and that the market price of Clearwater Common Stock could decrease following the completion of the Transactions and before a former Enfusion Stockholder has sold such Clearwater Common Stock;

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the risk that disruptions from the Transactions may harm (1) Enfusion’s business, including current plans and operations and relationships with Enfusion’s customers, suppliers, business partners and other third parties, including during the pendency of the Transactions, and (2) the ability of Enfusion to retain and hire key personnel. The Special Committee also considered the potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions and that potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions could affect Enfusion’s operating results and financial performance;

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the fact that there is no “go-shop” in the Merger Agreement. However, the Special Committee considered that it had conducted an extensive process involving numerous potential counterparties over an extended period of time, that it negotiated for an acceptable termination fee payable by Enfusion if it determined to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal and the fact that the Merger Agreement allows for consideration of Superior Proposals under appropriate circumstances;

•	the tax consequences of receipt of the Merger Consideration for Enfusion Stockholders, and the ability to structure the Transactions to account for such tax consequences;

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the restrictions imposed by the Merger Agreement on Enfusion’s solicitation of alternative acquisition proposals from third parties (although Enfusion is, under specified circumstances in response to certain alternative acquisition proposals, able to furnish information to and conduct discussions and negotiations with third parties prior to the receipt of the Enfusion Stockholder approval, as described above) and the possibility that prospective bidders may perceive Clearwater’s right under the Merger Agreement to negotiate with Enfusion to match the terms of any Superior Proposal prior to Enfusion being able to terminate the Merger Agreement and accept a Superior Proposal to be a deterrent to making alternative acquisition proposals;

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the possibility that the termination fee payable by Enfusion equal to $52,325,000 in certain circumstances, including if Enfusion terminates the Merger Agreement to accept a Superior Proposal and enters into a definitive agreement concerning a transaction that constitutes a Superior Proposal with any third party, could discourage other potential acquirors from making a competing proposal to acquire Enfusion or could negatively impact the structure, pricing and terms of any such proposal;

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the fact that the Party E Consortium had offered an all-cash transaction that could provide more certainty of value at a closing (although the Special Committee considered the various factors described above and concluded that the Clearwater proposal provided higher overall value to Enfusion Stockholders and no significant difference in certainty of closing);

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the restrictions placed on the conduct of Enfusion’s business prior to the completion of the Transactions pursuant to the terms of the Merger Agreement, which could delay or prevent Enfusion from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Enfusion absent the pending completion of the Transactions;

•	the fact that Enfusion management’s focus and resources may become diverted from other important business opportunities and operational matters while working to implement the Transactions;

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the potential for litigation by Enfusion Stockholders in connection with the transactions contemplated by the Merger Agreement, including the Transactions, which, even where lacking in merit, could nonetheless result in distraction and expense;

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the costs involved in connection with entering into the Merger Agreement and completing the Transactions and the substantial time and effort of Enfusion management required to consummate the Transactions and related disruptions to the operation of Enfusion’s business; and

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while the Transactions are expected to be completed, there are no assurances that all conditions to the parties’ obligations to complete the Transactions will be satisfied or waived, and as a result, it is possible that the Transactions may not be completed. The Special Committee noted the fact that, if the Transactions are not completed, (i) the market price of shares of Enfusion Common Stock could decline, to the extent the current market price reflects a market assumption that the Transactions will be completed, (ii) Enfusion will have incurred significant risk, transaction expenses and opportunity costs, including the possibility of disruption to its operations and conduct of business, diversion of Enfusion management and employee attention, an inability to pursue alternative business opportunities or make changes to the business, an inability to attract and retain key personnel and recruit prospective employees and a potentially negative effect on its customer, supplier, business partner and employee relationships and (iii) the market’s perception of Enfusion’s prospects could be adversely affected.

The Special Committee also considered the fact that, despite considering whether the Transactions should be conditioned upon the approval of a majority of the unaffiliated Enfusion Stockholders, the Transactions would ultimately be only conditioned upon the approval of a majority of the outstanding shares of Enfusion Common Stock entitled to vote thereon. The Special Committee ultimately concluded that it was better to proceed with a transaction without the majority of the minority approval condition based on the factors otherwise described herein, including:

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that the Special Committee believed for the reasons described above that the value being offered by Clearwater was in the best interests of Enfusion Stockholders relative to remaining an independent public company;

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that, while the Special Committee believes that the Transactions are in the best interests of the unaffiliated Enfusion Stockholders, conditioning approval of the Transactions on a majority of the minority approval could present unnecessary risks to completing the Transactions, including because unaffiliated Enfusion Stockholders may simply not return a proxy card even if they otherwise support the Transactions or Enfusion Stockholders supportive of the Transactions may sell their shares between the record date and the Special Meeting and as a result would not be incentivized to return their proxy card;

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that the TRA Amendment Parties had agreed to waive all but $30 million of the payments under the TRA, including all amounts that would have otherwise become payable to the TRA Parties in connection with the closing of the Transactions; and

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that the Special Committee had conducted a thorough process to solicit interest from other parties (and that the publication of the Reuters article has acted as a public market-check for other potentially interested parties) and that Clearwater was the party willing to pay the highest price to acquire Enfusion at the conclusion of that process.

In addition, the Special Committee was aware of and considered the fact that some of Enfusion’s directors not on the Special Committee and executive officers have interests in the Transactions that are different from, or in addition to, Enfusion Stockholders generally, including those interests that are a result of employment and compensation arrangements with Enfusion.

The foregoing discussion of material factors considered by the Special Committee in reaching its conclusions and recommendation includes the principal factors considered by the Special Committee, but it is not intended to be exhaustive and may not include all of the factors considered by the Special Committee. In light of the variety of factors considered in connection with its evaluation of the transactions contemplated by the Merger Agreement, including the Transactions, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Special Committee based its decisions on the totality of the factors and information it considered, including discussions with, and questioning of, Enfusion management and its independent financial and legal advisors. Moreover, each member of the Special Committee applied his or her own personal business judgment to the process and may have given different weight to different factors.

Recommendations of the Enfusion Board

After considering the unanimous recommendations of the Special Committee and on the basis of the other factors described above, the Enfusion Board unanimously (i) determined that the terms of the Merger Agreement, the Merger and the other Transactions are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders, (ii) adopted and approved the Merger Agreement, the Merger and the other Transactions, (iii) directed that the Merger Agreement be submitted to Enfusion Stockholders entitled to vote thereon for adoption thereby and (iv) resolved to recommend that such Enfusion Stockholders adopt the Merger Agreement and approve the Transactions, including the Mergers.

In the course of reaching its determination and making its recommendations, the Enfusion Board considered the following non-exhaustive list of material factors and countervailing factors, which are not presented in any relative order of importance:

•

The Special Committee’s analysis (as to both substantive and procedural aspects of the Merger), conclusions and unanimous determination, which the Enfusion Board adopted as its own, that the Merger Agreement and the Transactions, including the Mergers, are advisable, fair to and in the best interests of Enfusion and Enfusion Stockholders. The Enfusion Board also considered the Special Committee’s unanimous recommendation that the Enfusion Board approve and adopt the Merger Agreement and the Transactions, including the Mergers;

•

The procedural fairness of the Merger, including that (1) the Merger Agreement was negotiated by the Special Committee consisting solely of independent (for purposes of serving on the Special Committee) and disinterested directors who are not affiliated with, and are independent of, any of the potential counterparties to a potential acquisition of Enfusion (including the TRA Parties) and were otherwise disinterested and independent with respect to a potential acquisition of Enfusion, other than as discussed in this Proxy Statement/Prospectus in the section titled “The Transactions—Interests of Enfusion’s Directors and Executive Officers in the Transactions”; and (2) the Special Committee had the authority to select and engage, and was advised by, its own independent legal and financial advisors;

•	The other material factors and countervailing factors considered by the Special Committee and listed above.

The Enfusion Board concluded that the uncertainties, risks and potentially negative factors relevant to the Merger Agreement and the Mergers were outweighed by the potential benefits of the Merger Agreement and the Mergers.

The foregoing discussion of the information and factors considered by the Special Committee and by the Enfusion Board is not intended to be exhaustive and includes only the material factors considered. In light of the variety of factors considered by the Special Committee and by the Enfusion Board and the complexity of these factors, neither the Special Committee nor the Enfusion Board found it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their respective determinations and recommendations. Moreover, each member of the Special Committee and of the Enfusion Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors, and the recommendations, determinations and approvals, where applicable, by the Special Committee and the Enfusion Board were based upon the totality of the information presented to, and considered by, the Special Committee and the Enfusion Board, respectively.

This explanation of Enfusion’s reasons for the Transactions and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statement Regarding Forward-Looking Statements.”

Certain Financial Projections Utilized by the Special Committee and the Enfusion Board

Except for financial outlooks issued in connection with its ordinary course earnings announcements, Enfusion does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent uncertainty, unpredictability and subjectivity of the underlying assumptions, estimates and projections, especially over longer-term periods.

In connection with the Special Committee’s review of strategic alternatives, however, Enfusion management in September and October 2024 prepared unaudited non-public prospective financial forecasts for Enfusion, on a standalone basis without giving effect to the Transactions, for the fourth quarter of 2024 through the end of 2034 (the “Financial Projections” or the “Projections” and, together with the Tax Receivables Projections and Tax Attribute Projections (each as defined below), the “Management Projections”).

The Management Projections were both reviewed by the Special Committee and certain portions of the Management Projections were made available to potential counterparties to a strategic transaction in October 2024, including Clearwater on October 23, 2024 in connection with its due diligence review of a potential transaction. The Management Projections are summarized below. The Special Committee used these Management Projections to assist in its decision-making process in determining whether to recommend the Merger Agreement and the transactions contemplated thereby (including the Mergers) to the Enfusion Board. The Management Projections were provided to, and approved by the Special Committee for use by, Goldman

Sachs for purposes of performing its financial analyses in connection with rendering its opinion to the Special Committee, as described in the section of this Proxy Statement/Prospectus titled “Opinion of the Special Committee’s Financial Advisor,” which is attached as Annex D to this Proxy Statement/Prospectus and incorporated herein by reference.

Although the information in the Management Projections is presented with numerical specificity, it reflects numerous estimates and assumptions made by Enfusion’s management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Enfusion’s business, in each case as of the date it was prepared, all of which are difficult or impossible to predict accurately and many of which are beyond Enfusion’s control. The Management Projections include, among other things, the following assumptions and estimates:

•	Consolidated revenue growth rates ranging from 5% to 20% between fiscal year 2025 and fiscal year 2034 reflecting Enfusion’s management’s assumptions and estimates for future growth; and

•	Adjusted EBITDA margins (as defined herein) ranging from 24% to 39% between fiscal year 2025 and fiscal year 2034 as the Company is expected to drive operating efficiencies as revenue scales.

The following table summarizes the Financial Projections:

10 Year Profit & Loss (Amounts in millions)
	Q4 2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Revenue	$53	$245	$303	$376	$461	$555	$652	$746	$831	$901	$950
Adjusted EBITDA(1)	$12	$58	$81	$113	$148	$189	$228	$269	$308	$343	$370
Unlevered Free Cash Flow(2)	$1	$4	$16	$32	$50	$72	$97	$125	$150	$173	$191

(1)

“Adjusted EBITDA,” a non-GAAP financial measure, represents earnings before interest, taxes, depreciation and amortization, adjusted to exclude stock-based compensation expense, the effect of foreign currency fluctuations, and certain non-recurring items. “Adjusted EBITDA margin” is calculated as Adjusted EBITDA divided by total revenues.

(2)

“Unlevered Free Cash Flow,” a non-GAAP financial measure, is defined as Adjusted EBITDA plus (i) provision for bad debt and non-cash lease expense less lease liabilities less (ii) the impact of capitalized expenditures, capitalized software, increases in net working capital and certain other items. Given Enfusion’s non-discretionary expenditures, Unlevered Free Cash Flow does not represent residual cash flow available for discretionary expenditures.

Tax Receivables Projections and Tax Attribute Projections

The TRA provided for the payment by Enfusion to such TRA Parties of 85% of the benefits (the “Tax Receivables Benefits”), if any, that Enfusion actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of: (i) existing tax basis acquired in the IPO; (ii) increases in existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Enfusion OpCo as a result of sales or exchanges (or deemed exchanges) of Enfusion Common Units for shares of Enfusion Common Stock or distributions (or deemed distributions) with respect to Enfusion Common Units in connection with or after the IPO; (iii) Enfusion’s utilization of certain tax attributes of certain entities that are taxable as corporations for U.S. federal income tax purposes in which the TRA Parties hold interests; and (iv) certain other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA. The following table presents a summary of certain financial analyses and forecasts of the Tax Receivables Benefits forecast to be received by Enfusion as well as forecasts of the portions of such Tax Receivables Benefits forecast to be paid by Enfusion to the TRA Parties, in each case as prepared by Enfusion’s management and approved for Goldman Sachs’ use by the Special Committee (the “Tax Receivables Projections”), as updated on January 10, 2025. The

Tax Receivables Projections assume the exchange of Enfusion Common Units for shares of Enfusion Common Stock on September 30, 2024, and use an assumed price per share of $8.55 for the Enfusion Common Stock (the closing price per share of Enfusion Common Stock as of September 19, 2024, the last trading day prior to media rumors about a potential sale). The following table also presents a summary of certain financial analyses and forecasts of other tax benefits of Enfusion prepared by its management, as approved for Goldman Sachs’ use by the Special Committee (the “Tax Attribute Projections”), as updated on January 10, 2025.

Payment Date ($ in millions)	Realized Tax Benefit(1)	Tax Benefits Paid(2)	Other Tax Benefits
04/2025	$2.4	$2.1	—
12/2025	$7.2	$6.7	$6.7
12/2026	$8.5	$7.9	$7.5
12/2027	$10.3	$9.5	$5.5
12/2028	$14.5	$13.2	—
12/2029	$15.4	$14.0	—
12/2030	$15.8	$14.4	—
12/2031	$16.3	$14.9	—
12/2032	$16.8	$15.4	—
12/2033	$17.3	$15.9	—
12/2034	$18.0	$16.5	—
12/2035	$18.5	$16.9	—
12/2036	$18.5	$17.1	—
12/2037	$19.3	$19.4	—
12/2038	$18.7	$15.0	—
12/2039	$8.0	$7.5	—
12/2040	$1.4	$1.4	—
12/2041	$0.3	$0.3	—
12/2042	—	$0.1	—
12/2043	—	—	—
12/2044	—	—	—

Total	$227.20	$208.20	$19.7

(1)	Tax Receivables Benefits forecast to be realized by Enfusion.
(2)	Portion of Tax Receivables Benefit forecast to be paid by Enfusion to TRA Holders pursuant to the TRA, calculated as provided under the TRA (using certain assumptions).

The Management Projections were developed by Enfusion management as then-current estimates of Enfusion’s future financial performance as an independent company, without giving effect to the Transactions or any changes to Enfusion’s operations or strategy that may be implemented in connection with the pendency of, or following the consummation of, the Transactions. The Management Projections also do not consider the effect of any failure of the Transactions to be completed, and it should not be viewed as accurate or continuing in that context. The Management Projections do not take into account any circumstances, transactions or events occurring after the date on which the Management Projections were prepared and do not give effect to any changes after the date on which they were made, including as a result of the Transactions or any effects of the Transactions.

The Management Projections were not prepared with a view toward public disclosure or complying with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Management Projections included in this document have been prepared by, and are the responsibility of, Enfusion’s management. Neither Enfusion’s independent auditor nor any other independent accountants have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Management Projections, nor have they expressed an opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Although the Management Projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events, made by Enfusion’s management that Enfusion’s management believed in good faith were reasonable. Enfusion’s ability to achieve the financial results contemplated by the Management Projections will be affected by Enfusion’s ability to achieve Enfusion’s strategic goals, objectives and targets over the applicable periods, and will be subject to operational and execution risks associated therewith. The Management Projections reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Management Projections not to be achieved include, among others, Enfusion’s ability to successfully expand into Enfusion’s existing markets and into new markets; anticipated trends and growth rates in Enfusion’s business and in the markets in which Enfusion operates; Enfusion’s ability to retain existing clients and onboard new clients; Enfusion’s ability to sell additional products and services to Enfusion’s clients; Enfusion’s ability to successfully identify, integrate, and realize the benefits of strategic acquisitions or partnerships; Enfusion’s ability to effectively manage Enfusion’s growth and future expenses; Enfusion’s anticipated investments in Enfusion’s business; Enfusion’s anticipated capital expenditures; Enfusion’s estimates regarding Enfusion’s capital requirements; Enfusion’s ability to maintain the security and availability of the products and services that comprise Enfusion’s solution; Enfusion’s ability to maintain, protect, and enhance Enfusion’s intellectual property; Enfusion’s ability to comply with modified or new laws and regulations applying to Enfusion’s business; the attraction and retention of qualified employees and key personnel; the impact of global financial, economic, public health, and political events on Enfusion’s business and industry; Enfusion’s ability to compete effectively with existing competitors and new market entrants; and the other risks identified in Enfusion’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, and subsequent filings with the SEC, as well as the section titled “Cautionary Note Regarding Forward-Looking Statements” in this Proxy Statement/Prospectus. Additional factors that may impact us or Enfusion’s business can be found in the various risk factors included in Enfusion’s periodic filings with the SEC. All of these factors are difficult to predict, and many of them are outside of Enfusion’s control. As a result, there can be no assurance that the Management Projections will be realized, and actual results may be materially better or worse than those contained in the Management Projections. The Management Projections may differ from publicized analyst estimates and forecasts. You should evaluate the Management Projections, if at all, in conjunction with Enfusion’s historical financial statements and other information regarding Enfusion contained in Enfusion’s public filings with the SEC. The Management Projections may not be consistent with Enfusion historical operating data as a result of the assumptions and estimates detailed above. Except to the extent required by applicable federal securities laws, we do not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date that such information was prepared or to reflect the occurrence of future events.

Because the Management Projections reflect estimates and judgments, they are susceptible to sensitivities and assumptions, as well as to multiple interpretations based on actual experience and business developments. The Management Projections also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The Management Projections are not, and should not be considered to be, a guarantee of future operating results. The Management Projections should not be regarded as an indication that Enfusion management, the Special Committee, the Enfusion Board or any of their respective advisors, or any other person, considered or now considers the Management Projections to be necessarily predictive of actual future results.

Further, the Management Projections are not fact and should not be relied upon as being necessarily indicative of Enfusion’s future results or for purposes of making any investment decision.

Certain of the financial measures included in the Management Projections are not calculated in accordance with GAAP. Financial measures such as Adjusted EBITDA, Adjusted EBITDA margin and Unlevered Free Cash

Flow are non-GAAP financial measures. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from similarly titled non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Management Projections, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Management Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Special Committee or Clearwater, or Goldman Sachs for purposes of performing its financial analyses in connection with rendering its opinion to the Special Committee, as described in the section of this Proxy Statement/Prospectus titled “Opinion of the Special Committee’s Financial Advisor.” Accordingly, no reconciliation of the financial measures included in the Management Projections is provided in this Proxy Statement/Prospectus.

The Management Projections constitute forward-looking statements. By including the Management Projections in this Proxy Statement/Prospectus, none of Enfusion, the Special Committee, the Enfusion Board, Goldman Sachs or any of Enfusion’s, the Special Committee’s, the Enfusion Board’s or Goldman Sachs’ respective representatives has made or makes any representation to any person regarding Enfusion’s ultimate performance as compared to the information contained in the Management Projections. The inclusion of the Management Projections should not be regarded as an indication that the Special Committee, the Enfusion Board, Enfusion, Goldman Sachs or any other recipient of the Management Projections considered, or now considers, the Management Projections to be predictive of Enfusion’s performance or actual future results. For information on factors that may cause Enfusion’s future results to materially vary, see the section of this Proxy Statement/Prospectus captioned “Cautionary Note Regarding Forward-Looking Statements.” Further, the inclusion of the Management Projections in this Proxy Statement/Prospectus does not constitute an admission or representation by Enfusion that the information presented is material. The Management Projections are included in this Proxy Statement/Prospectus solely to give Enfusion Stockholders access to the information that was made available to the Special Committee, the Enfusion Board, Goldman Sachs and Clearwater. The Management Projections are not included in this Proxy Statement/Prospectus in order to influence any Enfusion Stockholder as to how to vote at the special meeting with respect to the Mergers, or whether to seek appraisal rights with respect to their shares.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, Enfusion Stockholders are cautioned not to place undue reliance on the Management Projections.

Opinion of the Special Committee’s Financial Advisor

Opinion of Goldman Sachs & Co. LLC

At a meeting of the Special Committee held on January 10, 2025, Goldman Sachs rendered its oral opinion to the Special Committee, subsequently confirmed by delivery of its written opinion, dated January 10, 2025, that, as of such date, and based upon and subject to the various limitations, qualifications and assumptions and other matters set forth therein, the aggregate Merger Consideration to be paid to the holders (other than Clearwater and its affiliates) of shares of Enfusion Common Stock was fair, from a financial point of view, to such holders.

The full text of the written opinion of Goldman Sachs, dated January 10, 2025, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Special Committee in connection with its consideration of the Transactions. Goldman Sachs’ opinion is not a recommendation as to how any holder of Enfusion Common Stock should vote or make any election with respect to the Transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•

annual reports to stockholders and Annual Reports on Form 10-K of Enfusion for the three years ended December 31, 2023, and the registration statement on Form S-1 of Enfusion, including the prospectus contained therein, dated October 20, 2021, relating to the initial public offering of Enfusion Common Stock;

•

annual reports to stockholders and Annual Reports on Form 10-K of Clearwater for the three years ended December 31, 2023, and the registration statement on Form S-1 of Clearwater, including the prospectus contained therein, dated September 21, 2021, relating to the initial public offering of Clearwater Common Stock;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Enfusion and Clearwater;

•	certain other communications from Enfusion and Clearwater to their respective stockholders;

•	certain publicly available research analyst reports for Enfusion and Clearwater; and

•

certain internal financial analyses and forecasts for Enfusion, as prepared by the management of Enfusion and as approved for Goldman Sachs’ use by the Special Committee (collectively, the “Forecasts”), certain tax receivables benefits and payments projections for Enfusion prepared by its management, as approved for Goldman Sachs’ use by the Special Committee (the “Tax Receivables Projections”), and certain internal financial analyses and forecasts of the tax assets of Enfusion prepared by its management, as approved for Goldman Sachs’ use by the Special Committee (the “Tax Attribute Projections”).

Goldman Sachs also held discussions with members of the senior managements of Enfusion and Clearwater regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition, and future prospects of their respective companies; reviewed the reported price and trading activity for Enfusion Common Stock and Clearwater Common Stock; compared certain financial and stock market information for Enfusion and Clearwater with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the electronic technology and technology services industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the Special Committee’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Special Committee’s consent that the Forecasts, the Tax Receivables Projections and the Tax Attribute Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Enfusion or Clearwater or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on Enfusion or Clearwater or on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. In rendering its opinion, Goldman Sachs did not take into account any differential voting or other rights between the shares of Clearwater Common Stock and the other classes of shares of common stock of Clearwater.

Goldman Sachs’ opinion does not address the underlying business decision of Enfusion to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to Enfusion; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Clearwater and its affiliates) of shares of Enfusion Common Stock, as of the date of the opinion, of the aggregate Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement, the Operating Agreement or the TRA or the Transactions, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement, the Operating Agreement or the TRA or entered into or amended in connection with the Transactions, any payments (and any waiver of rights to receive any such payments) pursuant to the Merger Agreement, the Operating Agreement or the TRA (other than the payment of the aggregate Merger Consideration to be paid to the holders (other than Clearwater and its affiliates) of shares of Enfusion Common Stock pursuant to the Merger Agreement, to the extent contemplated in the opinion), any allocation of the aggregate Merger Consideration, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of Enfusion Class B Common Stock, or any other class of securities, creditors, or other constituencies of the Company, or the cancellation of Enfusion Class B Common Stock pursuant to the Merger Agreement; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Enfusion, or any class of such persons, in connection with the Transactions, whether relative to the aggregate Merger Consideration to be paid to the holders (other than Clearwater and its affiliates) of shares of Enfusion Common Stock pursuant to the Merger Agreement or otherwise. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of Enfusion Common Stock or Clearwater Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Enfusion or Clearwater or the Transactions, or as to the impact of the Transactions on the solvency or viability of Enfusion or Clearwater or the ability of Enfusion or Clearwater to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Goldman Sachs’ Financial Analyses

The following is a summary of the material financial analyses presented by Goldman Sachs to the Special Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 8, 2025, the second to last trading day before the date of Goldman Sachs’ opinion, and is not necessarily indicative of current market conditions.

For purposes of its analysis, Goldman Sachs calculated $11.25 as the implied value of the aggregate Merger Consideration per share of Enfusion Common Stock to be paid to the holders (other than Clearwater and its affiliates) of shares of Enfusion Common Stock pursuant to the Merger Agreement, by adding $5.85, the cash portion of the aggregate Merger Consideration, to $5.40, the implied value of the stock portion of the aggregate Merger Consideration, which was calculated by multiplying $27.7926 (the average of $27.9875, the volume weighted average price per share of Clearwater Common Stock for the 10 trading days ending January 6, 2025 (the “January 6 10-Day VWAP”), and $27.5976, the volume weighted average price per share of Clearwater Common Stock for the 10 trading days ending January 7, 2025 (the “January 7 10-Day VWAP”)), by an exchange ratio of 0.1943 (implied by the average of the January 6 10-Day VWAP and the January 7, 10-Day VWAP).

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Enfusion to derive a range of illustrative present values per share of Enfusion Common Stock. Using the mid-year convention for discounting cash flows and discount rates ranging from 11.0% to 13.0%, reflecting estimates of Enfusion’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2024, (i) estimates of unlevered free cash flow for Enfusion for the three months ended December 31, 2024, and fiscal years 2025 through 2034 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Enfusion, which were calculated by applying illustrative perpetuity growth rates ranging from 2.0% to 4.0%. The range of illustrative perpetuity growth rates for Enfusion was estimated by Goldman Sachs using its professional judgment and experience, taking into account, among other things, the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Enfusion’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Enfusion, as well as certain financial metrics for the United States financial markets generally.

Goldman Sachs derived a range of illustrative enterprise values for Enfusion by adding the ranges of present values it derived as described above. Goldman Sachs then added to the range of illustrative enterprise values it derived for Enfusion the amount of Enfusion’s net cash as of September 30, 2024, and the projected net impact from tax assets and related obligations of the Company as reflected in the Tax Receivables Projections and the Tax Attribute Projections, in each case, as provided by the management of Enfusion and approved for Goldman Sachs’ use by the Special Committee, to derive a range of illustrative equity values for Enfusion. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Enfusion as of January 7, 2025, as provided by the management of Enfusion and approved for Goldman Sachs’ use by the Special Committee, to derive a range of illustrative present values per share of Enfusion Common Stock, rounded to the nearest $0.10, of $7.80 to $11.90.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Enfusion Common Stock, which is designed to provide an indication of the present value of a theoretical future value of Enfusion equity as a function of Enfusion’s financial multiples. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2025 to 2028. Goldman Sachs first calculated the implied future enterprise value of Enfusion as of December 31, 2025, 2026 and 2027, by applying a range of EV to next twelve month (“NTM”) revenue multiples of 3.5x to 5.5x to estimates of revenue for Enfusion, as reflected in the Forecasts, for each of the fiscal years 2026, 2027 and 2028. These illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account, among other things, current and historical average EV/NTM revenue multiples for Enfusion and certain selected vertical software companies described in the section below captioned “—Selected Public Company Comparables”.

Goldman Sachs then added the amount of Enfusion’s net cash as of December 31, 2025, 2026 and 2027, each as provided by the management of Enfusion and approved for Goldman Sachs’ use by the management of Enfusion, to the range of implied enterprise values to derive a range of illustrative equity values as of December 31, 2025, 2026 and 2027. Goldman Sachs then divided these implied equity values by the projected number of fully diluted outstanding shares of Enfusion, as provided by management of Enfusion approved for Goldman Sachs’ use by the Special Committee, as of December 31, 2025, 2026 and 2027, to derive a range of implied future equity values per share of Enfusion Common Stock. Goldman Sachs then discounted these implied equity values per share to September 30, 2024, using an illustrative discount rate of 12.6%, reflecting an estimate of Enfusion’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for Enfusion, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Enfusion Common Stock, rounded to the nearest $0.10, of $7.30 to $13.20.

Selected Precedent Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the electronic technology and technology services industry since 2021. For each of the selected transactions where information was publicly available, Goldman Sachs calculated and compared the implied EV/NTM revenue of the applicable target company based on the total consideration paid in the transaction as a multiple of the target company’s NTM revenue based on information in public filings and FactSet estimates at the time each such selected transaction was announced. While none of the target companies that participated in the selected transactions are directly comparable to Enfusion, the target companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Enfusion’s results, market sizes and product profile.

The following table presents the results of this analysis:

Announcement Date	Selected Precedent Transactions		EV/NTM Revenue
	Target	Acquiror
June 2021	Cloudera, Inc.	Clayton, Dubilier & Rice, LLC & Kohlberg Kravis Roberts & Co. L.P.	5.2x

March 2023	Qualtrics International Inc.	Silver Lake Partners & Canada Pension Plan Investment Board	7.1x

April 2023	Simcorp A/S	Deutsche Borse AG	6.6x

July 2023	New Relic, Inc.	Francisco Partners Management, L.P. and TPG Capital Management, L.P.	5.8x

August 2023	SUSE S.A.	EQT AB	4.9x

December 2023	Alteryx, Inc.	Clearlake Capital Group, L.P. & Insight Partners	4.3x

June 2024	PowerSchool Holdings, Inc.	Bain Capital, LLC	7.8x

July 2024	Instructure, Inc.	KKR & Co. Inc.	6.9x

July 2024	Envestnet, Inc.	Bain Capital, LLC	4.9x

September 2024	Smartsheet Inc.	Blackstone Inc. & Vista Equity Partners	6.9x

October 2024	Zuora, Inc.	Silver Lake Partners & GIC Pte Ltd.	3.2x

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment and experience, Goldman Sachs applied a reference range of EV/NTM revenue multiples of 5.0x to 7.0x to Enfusion’s estimated NTM revenue for the quarter ended December 31, 2024, as provided by the management of Enfusion and approved for Goldman Sachs’ use by the Special Committee, as reflected in the Forecasts, to derive a range of implied enterprise values for Enfusion. Goldman Sachs then added the net cash of Enfusion as of September 30, 2024, as provided by the management of Enfusion and approved for Goldman Sachs’ use by the Special Committee, to derive a range of illustrative equity values for Enfusion. Goldman Sachs divided the results by the number of fully diluted outstanding shares of Enfusion Common Stock as of January 8, 2025, as provided by management of Enfusion and approved for Goldman Sachs’ use by the Special Committee, to derive a range of implied values per share of Enfusion Common Stock, rounded to the nearest $0.10, of $9.10 to $12.60.

Premia Paid Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for 48 acquisition transactions announced from January 1, 2012 through January 8, 2025, involving a public company based in the United States as the target where the disclosed enterprise value for the transaction was between $1 billion and $10 billion and where 35% to 65% of the total consideration paid in connection with the transaction was comprised of cash. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid in the observed transactions relative to the target’s last undisturbed closing stock price prior to announcement of the respective transactions. This analysis indicated a median premium of 27% across the period. This analysis also indicated a 25th percentile premium of 12% and a 75th percentile premium of 46% across the period. Using this analysis and its professional judgment and experience, Goldman Sachs applied a reference range of illustrative premia of 10.0% to 45% to the undisturbed closing price per share of Enfusion Common Stock of

$8.55 as of September 19, 2024 (the last trading day prior to media rumors about a potential sale) and calculated a range of implied values per share of Enfusion Common Stock, rounded to the nearest $0.10, of $9.40 to $12.40.

Selected Public Company Comparables Analysis. Using publicly available information, Goldman Sachs reviewed and compared EV/NTM revenue multiples for Enfusion and for the following publicly traded corporations in the vertical software industry, which are referred to in this section as the “selected vertical software companies”:

•	Autodesk, Inc.;

•	Alkami Technology, Inc.;

•	Clearwater Analytics Holdings, Inc.;

•	Guidewire Software, Inc.;

•	nCino, Inc.;

•	Procore Technologies, Inc.; and

•	Veeva Systems Inc.

Although none of the selected software companies is directly comparable to Enfusion, the selected vertical software companies included were chosen because they are publicly traded companies in the vertical software industry with certain operations that, for purposes of analysis, may be considered similar to certain operations of Enfusion.

Goldman Sachs calculated and compared EV/NTM revenue multiples for Enfusion and for each of the selected vertical software companies, based on financial and trading data as of January 8, 2025, and information from public filings, FactSet and the Forecasts, for the following periods:

•	the period starting on January 1, 2024 and ending January 8, 2025 (“One Year”);

•	the period starting on January 1, 2023 and ending January 8, 2025 (“Two Year”);

•	the period starting on January 1, 2022 and ending January 8, 2025 (“Three Year”);

•	the period starting on the date of Enfusion’s initial public offering and ending on January 8, 2025 (“Since IPO”); and

•	the period starting on January 1, 2018 and ending on January 1, 2019 (“Pre-COVID”).

The results of this analysis are summarized as follows:

	Pre-COVID	Since IPO	3-Year	2-Year	1-Year
Enfusion	N/A	7.1x	7.1x	5.8x	5.3x
Selected vertical software companies	10.7x	8.9x	8.5x	8.2x	8.9x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Enfusion or Clearwater or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Special Committee as to the fairness from a financial point of view of the aggregate Merger Consideration per share of Enfusion Common Stock to be paid to the holders (other than Clearwater and its affiliates) of shares of Enfusion Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Enfusion, Clearwater, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The aggregate Merger Consideration was determined through arm’s-length negotiations between Enfusion and Clearwater and was approved by the Enfusion Board. Goldman Sachs provided advice to the Special Committee during these negotiations. Goldman Sachs did not, however, recommend any specific amount or form of consideration to Enfusion, the Enfusion Board or the Special Committee or that any specific amount or form of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D.

Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Enfusion, Clearwater, any of their respective affiliates and third parties, including FTV and ICONIQ, each of which is a significant shareholder, or an affiliate of a significant shareholder, of Enfusion, and Permira Advisers LLC (“Permira”), Warburg Pincus LLC (“Warburg”) and Welsh, Carson, Anderson & Stowe (“WCAS”), each of which is a significant shareholder, or an affiliate of a significant shareholder, of Clearwater, and any of their respective affiliates and, as applicable, portfolio companies or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement. Goldman Sachs acted as financial advisor to the Special Committee in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the agreement. During the two-year period ended January 10, 2025, Goldman Sachs Investment Banking has not been engaged by Enfusion or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Clearwater and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner with respect to the underwritten secondary public offering of Clearwater Common Stock in June 2023; and as bookrunner with respect to the underwritten secondary public offering of Clearwater Common Stock in March 2023. During the two-year period ended January 10, 2025, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Clearwater and/or its affiliates of approximately $1.5 million. Goldman Sachs has also provided certain financial advisory and/or underwriting services to FTV and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner in connection with a bank loan to Xplor Technologies, a portfolio company of FTV, in June 2024. During the two-year period ended January 10, 2025, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to FTV and/or its affiliates and portfolio companies of approximately $5.1 million. Goldman Sachs has also provided certain financial advisory and/or underwriting services to ICONIQ and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner with respect to the private offering of senior notes due 2028 of Alteryx, Inc., a portfolio company of ICONIQ, in March 2023; and as bookrunner in connection with a bank loan to Red Ventures LLC, a portfolio company of ICONIQ, in February 2023. During the two-year period ended January 10, 2025, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to ICONIQ and/or its affiliates and portfolio companies of approximately $20.6 million. Goldman Sachs has also provided certain financial advisory and/or underwriting services to Permira and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner with respect to the underwritten secondary public offering of Class A common stock of Informatica LLC, a portfolio company of Permira, in November 2024; as financial advisor to Alter Domus Sarl, a portfolio company of Permira, in connection with its majority stake sale to Cinven in October 2024; as financial advisor to Permira in connection with its acquisition of Squarespace, Inc. in October 2024; as financial advisor to Flix SE, a portfolio company of Permira, in connection with its minority stake sale to EQT Future and Kühne Holding AG in October 2024; as bookrunner in connection with a bank loan to Genesys Telecommunications Laboratories, Inc., a portfolio company of Permira, in September 2024; as bookrunner with respect to the offering of senior secured floating rate notes by BestSecret Gmbh, a portfolio company of Permira, in June 2024; as financial advisor to Permira in connection with its acquisition of Adevinta ASA in May 2024; as arranger in connection with a bank loan to Alter Domus Sarl, a portfolio company of Permira, in May 2024; as bookrunner in connection with a bank loan to Personal & Infomatik Ag, a portfolio company of Permira, in March 2024; and as bookrunner with respect to the offering of senior notes by The CABB Group, a portfolio company of Permira, in April 2023. During the two-year period ended January 10, 2025, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Permira and/or its affiliates and portfolio companies of approximately $79.9 million. Goldman Sachs has also provided certain financial advisory and/or underwriting services to Warburg and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as co-manager with respect to the offering of senior notes of WildFire Intermediate Holdings, LLC, a portfolio company of Warburg, in September 2024; as bookrunner with respect to the offering of senior secured notes of wholly owned indirect subsidiaries of Connect Bidco Limited (Inmarsat), a portfolio company of Warburg, in September 2024; as arranger in connection with a bank loan to Ensemble Health Partners, Inc., a portfolio company of Warburg, in June 2024; as bookrunner with respect to the offering of senior secured notes of Sotera Health Holdings LLC, a portfolio company of Warburg, in May 2024; as bookrunner with respect to the underwritten secondary offering of common stock of Sotera Health Company, a portfolio company of Warburg, in February 2024; as bookrunner in connection with a bank loan to Ensemble Heath Partners, a portfolio company of Warburg, in January 2024; as financial advisor to Warburg Pincus Real Estate (Asia), an affiliate of Warburg, in connection with its minority stake sale of Good Host Spaces in November 2023; as financial advisor to Kestra Financial, Inc., a portfolio company of Warburg, in connection with its sale of Grove Point Financial in September 2023; as financial advisor to Warburg in connection with its acquisition of TIAA FSB (Everbank) in August 2023; and as financial advisor to Summit Medical Group, a portfolio company of Warburg, in connection with its sale to VillageMD in January 2023. During the two-year period ended January 10, 2025, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Warburg and/or its affiliates and portfolio companies of approximately $34.7 million. Goldman Sachs has also provided certain financial advisory and/or underwriting services to WCAS and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner in connection with bank loans to Asurion, LLC, a portfolio company of WCAS, in October 2024, July 2023 and February 2023; and as financial advisor to Avetta, LLC, a portfolio company of WCAS, in connection with its sale to EQT Private Equity in July 2024. During the two-year period ended January 10, 2025, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to WCAS and/or its affiliates and portfolio companies of approximately $33.8 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Enfusion, Clearwater, FTV, ICONIQ, Permira, Warburg and

WCAS and their respective affiliates and, as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. As of February 10, 2025, affiliates of Goldman Sachs & Co. LLC are currently co-invested with ICONIQ, Permira, Warburg and/or their respective affiliates and are currently invested in limited partnership units of affiliates of Permira, Warburg and WCAS and may in the future co-invest with, and invest in limited partnership units of, FTV, ICONIQ, Permira, Warburg, WCAS and/or their respective affiliates.

The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated September 23, 2024, the Special Committee engaged Goldman Sachs to act as its financial advisor in connection with its strategic alternative review process. The engagement letter between the Special Committee and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $21.6 million, $2 million of which became payable upon the announcement of the Transactions (including a $200,000 non-contingent retainer fee paid monthly for the first two months of Goldman Sachs’ engagement by the Special Committee), and the remainder of which is contingent upon consummation of the Transactions. In addition, the Special Committee has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Interests of Enfusion’s Directors and Executive Officers in the Transactions

In considering the recommendation of the Enfusion Board that Enfusion Stockholders vote “FOR” the Merger Agreement Proposal, Enfusion Stockholders should be aware that Enfusion’s executive officers and non-employee directors have interests in the Transactions that may be different from, or in addition to, those of Enfusion Stockholders generally. The Enfusion Board was aware of and considered these interests, among other matters, in approving the Merger Agreement and the Merger and in recommending that Enfusion Stockholders vote their shares of Enfusion Common Stock and Enfusion Class B Common Stock in favor of the Merger Agreement Proposal and the Adjournment Proposal.

Executive Officers and Non-Employee Directors

For purposes of this disclosure, Enfusion’s executive officers are:

Name	Position
Oleg Movchan	Chief Executive Officer
Neal Pawar	Chief Operating Officer
Bronwen Bastone	Chief People Officer
Bradley Herring	Chief Financial Officer
Matthew Campobasso	General Counsel & Corporate Secretary

Enfusion’s current non-employee directors are Michael Spellacy, Bradford Bernstein, Kathleen Traynor DeRose, Jan Hauser, Larry Leibowitz, Roy Luo and Deirdre Somers.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	the Effective Time is February 5, 2025, which is the assumed Closing Date of the Transactions solely for purposes of the disclosure in this section;

•

the relevant price per share of Enfusion Common Stock is $11.25, which is the implied value per share of Enfusion Common Stock as described in the section titled “Market Price and Dividend Information;”

•

each executive officer of Enfusion experiences a qualifying termination of employment (i.e., a termination of employment by Enfusion and/or Clearwater without “cause” or by the executive officer for “good reason,” as such terms are defined in the Severance Policy or, for Mr. Pawar, his employment agreement) immediately following the assumed Effective Time of February 5, 2025;

•	the potential payments and benefits described in this section are not subject to a “cutback” to avoid the “golden parachute” excise tax that may be imposed under Section 4999 of the Code;

•	executive officers’ salary and total eligible target cash bonus levels are as in effect as of the date of this Proxy Statement/Prospectus; and

•

amounts included herein do not attempt to forecast any additional equity grants or other awards or forfeitures or vesting of awards that may occur prior to the date on which the Closing of the Transactions actually occurs following the assumed Effective Time of February 5, 2025.

As the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.

Treatment and Quantification of Enfusion Equity Awards

Each In-the-Money Enfusion Option, whether vested or unvested, that is outstanding and unexercised will be cancelled immediately prior to the Effective Time in exchange for the right of the holder to receive an amount in cash equal to the product of (i) the number of shares of Enfusion Common Stock subject to such In-the-Money Enfusion Option immediately prior to the Effective Time, multiplied by (ii) the excess of the Per Share Cash Consideration over the exercise price of such In-the-Money Enfusion Option, less applicable tax withholding. Each Out-of-the-Money Enfusion Option that is outstanding and unexercised will be cancelled immediately prior to the Effective Time for no consideration.

Each Enfusion Vested RSU will be cancelled at the Effective Time in exchange for the right of the holder to receive the Merger Consideration in respect of each share of Enfusion Common Stock subject to such Enfusion Vested RSU immediately prior to the Effective Time, less applicable tax withholding, in the form determined at the election of the holder in accordance with the procedures described above under the section titled “—Merger Consideration.”

Each Enfusion Unvested RSU will be assumed by Clearwater and converted at the Effective Time into an Assumed RSU, subject to the same terms and conditions as applied to the Enfusion Unvested RSU immediately prior to the Effective Time. The number of shares of Clearwater Common Stock subject to each Assumed RSU will be equal to the product (rounded up to the nearest whole share) of (i) the number of shares of Enfusion Common Stock subject to the corresponding Enfusion Unvested RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

Each Enfusion PSU that is outstanding as of immediately prior to the Effective Time and vests as a result of the consummation of the Transactions will be cancelled and converted at the Effective Time into the right of the holder to receive the Per Share Mixed Consideration in respect of each share of Enfusion Common Stock subject to such vested Enfusion PSU (with the applicable performance conditions deemed achieved or not achieved based on the terms of the applicable award agreement), less applicable tax withholding. Each Enfusion PSU that does not vest at the Effective Time in accordance with its terms will be cancelled as of the Effective Time for no consideration.

The tables below summarize the number of In-the-Money Enfusion Options, Enfusion RSUs and Enfusion PSUs held by Enfusion executive officers and directors as of February 5, 2025, and the estimated aggregate value of such Enfusion equity awards, calculated based on the assumptions described above under the section titled “—Interests of Enfusion Directors and Executive Officers in the Transactions—Certain Assumptions.”

Name	Number of Vested In-the-Money Enfusion Options	Estimated Value of Vested In-the-Money Enfusion Options	Number of Unvested In-the-Money Enfusion Options	Estimated Value of Unvested In-the-Money Enfusion Options
Executive Officers
Oleg Movchan	24,914	$4,734	12,456	$2,367
Neal Pawar	—	—	—	—
Bronwen Bastone	12,896	$10,451	6,447	$5,225
Bradley Herring	—	—	—	—
Matthew Campobasso	—	—	—	—
Directors
Michael Spellacy	—	—	—	—
Bradford Bernstein	—	—	—	—
Kathleen Traynor DeRose	—	—	—	—
Jan Hauser	—	—	—	—
Larry Leibowitz	—	—	—	—
Roy Luo	—	—	—	—
Deirdre Somers	—	—	—	—

Name	Number of Enfusion RSUs	Estimated Value of Enfusion RSUs(1) (2)	Number of Enfusion PSUs	Estimated Value of Enfusion PSUs (3)
Executive Officers
Oleg Movchan	157,235	$1,768,894	350,000	$2,812,500
Neal Pawar	427,509	$4,809,476	580,000	—
Bronwen Bastone	144,088	$1,620,990	35,294	—
Bradley Herring	177,187	$1,993,354	—	—
Matthew Campobasso	34,241	$385,211	—	—
Directors
Michael Spellacy	21,172	$238,185	—	—
Bradford Bernstein	—	—	—	—
Kathleen Traynor DeRose	14,400	$162,000	—	—
Jan Hauser	13,470	$151,538	—	—
Larry Leibowitz	13,470	$151,538	—	—
Roy Luo	—	—	—	—
Deirdre Somers	19,246	$216,518	—	—

(1)

Enfusion RSUs held by Enfusion executive officers will convert into Assumed RSUs, subject to full acceleration in the event that the Enfusion executive officer’s employment is terminated during the 12 months following the Transactions without “cause” or by the Enfusion executive officer’s resignation for “good reason” (as each term is defined in the applicable Enfusion RSU award agreement or the Enfusion 2021 Stock Option and Incentive Plan) or, for certain Enfusion RSUs, due to the Enfusion executive officer’s death, disability or “retirement” (as defined in the applicable Enfusion RSU award agreement).

(2)

Enfusion RSUs held by Enfusion directors will fully accelerate and vest at the Closing of the Transactions pursuant to the Enfusion Non-Employee Director Compensation Policy, and be converted into the right of each holder to receive the Merger Consideration as described above.

(3)

In accordance with Enfusion PSU award agreements, 250,000 Enfusion PSUs held by Mr. Movchan will be converted into Enfusion RSUs as of the Effective Time and will be treated under the Merger Agreement in accordance with the treatment described above for Enfusion RSUs. In accordance with Enfusion PSU award agreements, all other Enfusion PSUs will be cancelled as of the Effective Time for no consideration.

Transaction and Transition Bonuses

In connection with the Transactions, each of Mr. Pawar, Ms. Bastone, Mr. Herring and Mr. Campobasso were granted cash transaction and transition bonuses equal to $400,000, $200,000, $400,000 and $380,000, respectively, subject to such Enfusion executive officer’s continued employment through the Closing of the Transactions.

For Mr. Pawar, Ms. Bastone, Mr. Herring and Mr. Campobasso, they will be required to repay $280,000, $21,000, $42,000 and $266,000, respectively and in each case net of any taxes that they were required to pay in connection with such bonus, in the event that their employment is terminated following the Closing of the Transactions, and prior to December 31, 2025, by Enfusion or Clearwater with “cause” or by such Enfusion executive officer without “good reason” (as such terms are defined in the Severance Policy or, for Mr. Pawar, his employment agreement).

Severance Payments Upon a Qualifying Termination Prior to or Following the Effective Time

Executive Severance Policy

Each of the Enfusion executive officers (other than Mr. Pawar) is eligible to receive severance benefits under the Severance Policy as “covered executives.” In the event that a covered executive’s employment is terminated by Enfusion or its successors (including Clearwater) without “cause” or by the covered executive’s resignation for “good reason” (as each term is defined in the Severance Policy), subject to the covered executive’s execution and non-revocation of a separation agreement containing a release of claims in favor of Enfusion, each covered executive is eligible to receive:

•

a lump sum amount equal to one year of the covered executive’s base salary as in effect immediately prior to their qualified termination of employment (or, if the covered executive experienced a reduction in base salary that would give rise to a “good reason” termination, then the base salary in effect immediately prior to such reduction); and

•

if the covered executive elects continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985 as amended (“COBRA”), a monthly cash payment in an amount equal to the monthly employer contribution that Enfusion would have made to provide health insurance to the covered executive had he or she remained employed by Enfusion until the earliest of (i) 12 months following termination of employment (ii) the date that the covered executive becomes eligible for group medical plan benefits with another employer, or (iii) the end of the covered executive’s COBRA health continuation period.

Mr. Pawar Employment Agreement

Pursuant to Mr. Pawar’s employment agreement with Enfusion OpCo, dated November 7, 2023, if Mr. Pawar’s employment is terminated by Enfusion OpCo without “cause” or Mr. Pawar resigns with “good reason” (as each term is defined in his employment agreement), Mr. Pawar will be offered the opportunity to enter into a separate severance agreement describing post-termination rights and obligations. The severance agreement will, at minimum, provide for severance pay in the form of cash payment equivalent to one-year base salary plus one-year target discretionary bonus and payment of the full COBRA premiums applicable to Mr. Pawar and his eligible dependents for a period of 12 months immediately following his loss of coverage from Enfusion OpCo. When calculating one-year base salary and one-year target bonus, Enfusion OpCo will utilize the average of both Mr. Pawar’s base salary and his discretionary bonus across the three years preceding the termination event. If Mr. Pawar is terminated prior to three full years of service, Enfusion OpCo will utilize Mr. Pawar’s entire period of employment to determine the average.

Indemnification; Directors’ and Officer’s Insurance

The Merger Agreement provides that directors and officers of Enfusion will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies for a period of six years following the Effective Time. For additional information, see the section titled “The Merger Agreement—Director and Officer Indemnification and Insurance.”

Arrangements with Clearwater

As of the date of this Proxy Statement/Prospectus, none of Enfusion’s executive officers has had any discussions or negotiations, or entered into any agreement, with Clearwater or any of its affiliates regarding the potential terms of their individual employment agreements or the right to participate in the equity of Clearwater or one or more of its affiliates following the consummation of the Transactions. Prior to or following the Closing of the Transactions, however, certain executive officers may have discussions, or may enter into agreements with, Clearwater or its affiliates regarding employment with, or the right to participate in the equity of, Clearwater or one or more of its affiliates.

Accounting Treatment of the Transactions

Clearwater and Enfusion prepare their financial statements in accordance with GAAP. The Transactions will be accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations, with Clearwater considered as the accounting acquirer and Enfusion as the accounting acquiree. Accordingly, consideration to be given by Clearwater to complete the Transactions will be allocated to the identifiable tangible and intangible assets acquired and liabilities assumed of Enfusion based on their estimated fair values as of the date of the completion of the Merger, with any excess Merger Consideration being recorded as goodwill.

Material U.S. Federal Income Tax Consequences of the Corporate Mergers

The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the Merger and, if the Second Merger Conditions are satisfied, the Second Merger, to Enfusion Stockholders and the ownership and disposition of any Clearwater Common Stock received by U.S. Holders (as defined below) in the Merger. This discussion is based on the Code, the Treasury Regulations, judicial authority and administrative rulings, all as of the date of this Proxy Statement/Prospectus, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No ruling has been or is expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to an Enfusion Stockholder as a result of the Corporate Mergers or as a result of the ownership and disposition of any Clearwater Common Stock received in the Merger. This discussion does not take into account the individual facts and circumstances of any particular Enfusion Stockholder that may affect the U.S. federal income tax consequences to such person, including specific tax consequences under an applicable tax treaty or as a result of receiving any particular mix of Clearwater Common Stock and cash Merger Consideration, and is not intended to be, and should not be construed as, legal or tax advice with respect to any such person. In addition, this discussion does not address any U.S. state or local or any non-U.S. tax considerations, any U.S. federal estate, gift, generation skipping or alternative minimum tax considerations, the 3.8% Medicare tax on net investment income, or any U.S. federal tax consequences other than U.S. federal income (including withholding) tax consequences of the Corporate Mergers and the ownership and disposition of any Clearwater Common Stock received by a U.S. Holder in the Merger. In addition, this discussion does not address any consequences of the TRA Amendment, the LLC Merger or to holders of Enfusion Common Units (including holders of both Enfusion Common Units and Enfusion Common Stock).

This discussion assumes that Enfusion Stockholders hold Enfusion Common Stock, and after the Effective Time, any Clearwater Common Stock received in the Merger, as capital assets under Section 1221 of the Code

(generally, property held for investment). This discussion does not address the consequences to Enfusion Stockholders subject to special tax rules, such as:

•	banks, thrifts, mutual funds, financial institutions, underwriters or insurance companies;

•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

•	U.S. expatriates and former citizens or residents of the U.S.;

•	entities or arrangements that are treated as partnerships for U.S. federal income tax purposes and investors in such entities;

•	dealers in securities, commodities or currencies;

•	traders in securities that elect to apply a mark-to-market method of income tax accounting;

•	grantor trusts;

•	S corporations;

•	holders whose “functional currency” is not the U.S. dollar;

•	holders who exercise dissenters’ rights;

•	holders who, immediately before the Transactions directly, indirectly or constructively owned at least 5% of all Enfusion Common Stock (by vote or value);

•	holders who hold their Enfusion Common Stock as “qualified small business stock” for purposes Sections 1045 or 1202 of the Code;

•	holders who received their Enfusion Common Stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; and

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holders who own Enfusion Common Stock, or, after the Merger, Clearwater Common Stock, as part of a straddle, synthetic security, wash sale, hedge, conversion transaction or other integrated investment.

Enfusion Stockholders that are subject to special provisions under the Code, including such persons described immediately above, should consult their tax advisors regarding the tax consequences of the Corporate Mergers and the ownership and disposition of any Clearwater Common Stock received in the Merger.

As used in this discussion, a “U.S. Holder” means a beneficial owner of Enfusion Common Stock or, as a result of the Merger, Clearwater Common Stock, who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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a trust that (i) is subject to the primary jurisdiction of a court within the United States and the control of one or more U.S. persons with respect to all of its substantial decisions, or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income, regardless of source.

As used in this discussion, a “Non-U.S. Holder” means a beneficial owner of Enfusion Common Stock or, as a result of the Merger, Clearwater Common Stock, who is neither a U.S. Holder nor an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Enfusion Common Stock or, after the Merger, Clearwater Common Stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the Transactions and ownership and disposition of any Clearwater Common Stock received in the Transactions.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS GENERAL IN NATURE AND MAY NOT BE APPLICABLE TO A U.S. HOLDER DEPENDING UPON SUCH U.S. HOLDER’S PARTICULAR SITUATION. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTIONS, INCLUDING THE MERGER, THE LLC MERGER AND, IF THE SECOND MERGER CONDITIONS ARE SATISFIED, THE SECOND MERGER, AND THE OWNERSHIP AND DISPOSITION OF ANY CLEARWATER COMMON STOCK RECEIVED IN THE MERGER, INCLUDING, WITHOUT LIMITATION, THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THE U.S. HOLDERS OF THE TRANSACTIONS AND THE OWNERSHIP AND DISPOSITION OF CLEARWATER COMMON STOCK AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

U.S. federal income tax consequences of the Merger (and, if completed, the Second Merger) to U.S. Holders

Qualification of the Corporate Mergers, taken together, as a “reorganization”

The U.S. federal income tax consequences of the Merger will depend primarily upon whether the Second Merger Conditions are satisfied, the Second Merger is completed and the Corporate Mergers, taken together, qualify as a “reorganization” under Section 368(a) of the Code.

The Merger and the LLC Merger are not conditioned on a ruling from the IRS or an opinion of counsel that the Corporate Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code. While Clearwater and Enfusion intend to complete the Merger, they do not intend to complete the Second Merger unless Clearwater and Enfusion receive from Tax Counsel the Opinions that the Corporate Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code, and Clearwater and Acquirer obligations to complete the Second Merger are conditioned upon delivery of the Opinions.

Each of Clearwater and Enfusion have covenanted in the Merger Agreement to use commercially reasonable efforts to obtain the Opinions. In addition, the Merger Agreement provides that none of Clearwater, Acquirer, Merger Sub or Merger Sub II shall take any action or fail to take any action that would reasonably be expected to cause the Corporate Mergers, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The Opinions, if delivered, will be based on representations from each of Clearwater and Enfusion, on customary assumptions and on covenants and undertakings by Clearwater and Enfusion, including certain representations regarding the percentage of the aggregate total consideration received by Enfusion Stockholders in the Merger that will be received in the form of Clearwater Common Stock. If any of the representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete or inaccurate or is violated, the validity of the Opinions would be affected and the U.S. federal income tax consequences of the Corporate Mergers could differ materially from those described below at “—Tax consequences if the Corporate Mergers, taken together, qualify as a ‘reorganization.’” An opinion of counsel generally represents such counsel’s best legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the Opinions or that a court will not sustain such a challenge. Clearwater and Enfusion have not sought and do not intend to seek any ruling from the IRS regarding any matters relating to the Transactions and the other transactions contemplated by the Merger Agreement and, as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.

In order for the Corporate Mergers to qualify as a “reorganization” under Section 368(a) of the Code, certain requirements, including the “continuity of interest” requirement as described in Treasury Regulations Section 1.368-1(e), must be satisfied. Under regulatory guidance, for the “continuity of interest” requirement to be satisfied, at least 40% (by value) of the aggregate total consideration received by Enfusion Stockholders in the Merger must consist of Clearwater Common Stock. The value of Clearwater Common Stock received by Enfusion Stockholders as Merger Consideration will not be determined until the second to last trading day prior to (but not including) the Closing Date. The “continuity of interest” requirement is expected to be satisfied unless the value of Clearwater Common Stock declines significantly from its value as of the last business day prior to the execution of the Merger Agreement on January 10, 2025.

Because the value of the Merger Consideration is based in part on the value of Clearwater Common Stock during the ten-trading day perioding ending on (and including) the second to last trading day prior to (but not including) the Closing Date, the Corporate Mergers, taken together, could fail to meet the “continuity of interest” requirement, and therefore fail to qualify as a “reorganization” under Section 368(a) of the Code, if the value of all Clearwater Common Stock received by holders of Enfusion Common Stock in the Merger represents less than 40% of the total value of the Merger Consideration received by holders of Enfusion Common Stock in the Merger (i.e., as a result in a decline in the value of Clearwater Common Stock). There are therefore factual uncertainties concerning the qualification of the Corporate Mergers, taken together, as a “reorganization” under Section 368(a) of the Code as of the date of this Proxy Statement/Prospectus.

Tax consequences if the Corporate Mergers, taken together, qualify as a “reorganization”

Assuming that the Corporate Mergers, taken together, qualify as a “reorganization” under Section 368(a) of the Code, the material U.S. federal income tax consequences of the Corporate Mergers to a U.S. Holder generally will depend on whether such U.S. Holder exchanges its shares of Enfusion Common Stock solely for Clearwater Common Stock (i.e., Per Share Stock Consideration), solely for cash Merger Consideration (i.e., Per Share Cash Consideration) or for a combination of Clearwater Common Stock and cash Merger Consideration (i.e., Per Share Mixed Consideration). U.S. Holders’ Merger Consideration elections are subject to proration according to the terms of the Merger Agreement to the extent any election is oversubscribed, such that U.S. Holders that elect to receive solely Per Share Stock Consideration or Per Share Cash Consideration may receive Per Share Mixed Consideration, for example. U.S. Holders are encouraged to read each of the following paragraphs, regardless of their elections, as a result.

U.S. Holders that receive solely Clearwater Common Stock in a “reorganization”

A U.S. Holder that exchanges its shares of Enfusion Common Stock solely for Clearwater Common Stock pursuant to the Merger (i.e., Per Share Stock Consideration) generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Clearwater Common Stock (as discussed below under “—Receipt of cash in lieu of fractional shares”). Each such U.S. Holder’s aggregate tax basis in the shares of Clearwater Common Stock received in the Merger (including any fractional share deemed to be received) will equal such U.S. Holder’s aggregate adjusted tax basis in the shares of Enfusion Common Stock surrendered in the Merger. The holding period of the shares of Clearwater Common Stock received by such U.S. Holder in the Merger will include such U.S. Holder’s holding period for the shares of Enfusion Common Stock surrendered in the Merger. If a U.S. Holder holds different blocks of Enfusion Common Stock (generally, Enfusion Common Stock acquired on different dates or at different prices), such U.S. Holder should consult with its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Clearwater Common Stock received in the Merger.

U.S. Holders that receive solely cash Merger Consideration in a “reorganization”

A U.S. Holder that exchanges its shares of Enfusion Common Stock solely for cash pursuant to the Merger (i.e., Per Share Cash Consideration) generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such Enfusion Common Stock and the adjusted tax basis of such shares of Enfusion Common Stock. Subject to the discussion below under “—Possible dividend treatment,” any gain recognized by a U.S. Holder in connection with the Merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. Holder has held the shares of Enfusion Common Stock that it surrendered in the Merger for more than one year as of the effective date of the Merger. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

U.S. Holders that Receive a combination of Clearwater Common Stock and cash Merger Consideration in a “reorganization”

A U.S. Holder that exchanges its shares of Enfusion Common Stock for a combination of Clearwater Common Stock and cash Merger Consideration (i.e., Per Share Mixed Consideration) pursuant to the Merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of Clearwater Common Stock (including any fractional share of Clearwater Common Stock the U.S. Holder is treated as having received) and cash received by the U.S. Holder in the Merger (excluding any cash received in lieu of a fractional share of Clearwater Common Stock) exceeds such U.S. Holder’s adjusted tax basis in its shares of Enfusion Common Stock surrendered in the Merger and (ii) the amount of cash Merger Consideration received by such U.S. Holder in the Merger (excluding any cash received in lieu of a fractional share of Clearwater Common Stock). Any cash received in lieu of a fractional share will be treated as discussed below under “—Receipt of cash in lieu of fractional shares.”

Subject to the discussion below under “—Possible dividend treatment,” any gain recognized by a U.S. Holder in connection with the Merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. Holder has held the shares of Enfusion Common Stock that it surrendered in the Merger for more than one year as of the effective date of the Merger. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The aggregate tax basis of the shares of Clearwater Common Stock received by a U.S. Holder in the Merger (including any fractional share of Clearwater Common Stock deemed to be received) will be the same as the aggregate tax basis of the shares of Enfusion Common Stock surrendered in exchange therefor in the Merger, (i) decreased by the amount of cash Merger Consideration received in the Merger (excluding any cash received in lieu of a fractional share of Clearwater Common Stock) and (ii) increased by the amount of gain recognized in the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below, but excluding gain recognized upon the receipt of cash in lieu of a fractional share of Clearwater Common Stock).

The holding period of Clearwater Common Stock received by a U.S. Holder in the Merger (including any fractional share of Clearwater Common Stock deemed to be received) will include such U.S. Holder’s holding period for the shares of Enfusion Common Stock surrendered in the Merger. If a U.S. Holder holds different blocks of Enfusion Common Stock (generally, Enfusion Common Stock acquired on different dates or at different prices), any gain or loss will be determined separately with respect to each block of shares of Enfusion Common Stock surrendered by such U.S. Holder in the Merger, and such U.S. Holder’s basis and holding period in its shares of Clearwater Common Stock may be determined with reference to each block of shares of Enfusion Common Stock. Any such U.S. Holder should consult its tax advisor regarding the manner in which Merger Consideration (including any cash in lieu of a fractional share of Clearwater Common Stock) received in the Merger should be allocated among different blocks of shares of Enfusion Common Stock and with respect to the determination of the tax bases and/or holding periods of the particular shares of Clearwater Common Stock received in the Transactions.

Tax consequences to U.S. Holders if the Corporate Mergers would fail to qualify as a “reorganization” and the Second Merger is not completed

If Tax Counsel does not deliver the Opinions that the Corporate Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code, the parties to the Merger Agreement do not intend to complete the Second Merger. In such case, then the receipt of the Merger Consideration (including any cash in lieu of a fractional share of Clearwater Common Stock) in exchange for Enfusion Common Stock in the Merger will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion below under “—Possible dividend treatment,” a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of any Clearwater Common Stock and any cash Merger Consideration (including any cash received in lieu of fractional shares of Clearwater Common Stock) received in the Merger and (ii) such U.S. Holder’s adjusted tax basis in its shares of Enfusion Common Stock exchanged in the Merger. Gain or loss must be calculated separately for each block of shares of Enfusion Common Stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period in a particular block of shares of Enfusion Common Stock exchanged in the Merger is greater than one year as of the effective date of the Merger. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations. A U.S. Holder’s holding period in shares of Clearwater Common Stock received in the Merger would begin on the day following the Merger.

Receipt of cash in lieu of fractional shares

A U.S. Holder of shares of Enfusion Common Stock that receives cash in lieu of a fractional share of Clearwater Common Stock generally should be treated as having received such fractional share pursuant to the Merger and then as having sold such fractional share to Clearwater for cash. As a result, and subject to the discussion below under “—Possible dividend treatment,” such U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such fractional share and the tax basis allocated to such fractional share (determined as described above). Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the Merger, the U.S. Holder’s holding period for such fractional share (determined as described above) is more than one year. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Possible dividend treatment

In some cases, if a holder of Enfusion Common Stock actually or constructively owns a sufficient amount of Enfusion Common Stock or Clearwater Common Stock either before or after the Merger, any cash Merger Consideration (including cash in lieu of a fractional share of Clearwater Common Stock) received by such holder could be treated as being received as a distribution under the tests set forth in Section 302 of the Code (including as a result of the application of Section 304 of the Code). In such a case, such holder may have dividend income up to the amount of cash received by it in the Merger, depending on the current or accumulated “earnings and profits” of Clearwater or Enfusion, as applicable. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, all holders of Enfusion Common Stock should consult their tax advisors regarding the application of the foregoing rules to them in their particular circumstances.

U.S. federal income tax consequences to U.S. Holders of holding Clearwater Common Stock

Dividends and other distributions on Clearwater Common Stock

For U.S. federal income tax purposes, distributions of cash by Clearwater to a U.S. Holder with respect to shares of Clearwater Common Stock received in the Merger will generally be included in such U.S. Holder’s income as dividend income to the extent of Clearwater’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. Distributions of cash in excess of Clearwater’s current and accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. Holder’s adjusted tax basis in such U.S. Holder’s shares of Clearwater Common Stock and, to the extent the distribution exceeds such U.S. Holder’s adjusted tax basis, as capital gain from the sale or exchange of such shares of Clearwater Common Stock. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by an individual U.S. Holder may be taxed at the lower applicable long-term capital gains rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes.

Gain or loss on sale, taxable exchange or other taxable disposition of Clearwater Common Stock

Upon the sale, exchange, certain redemptions or other taxable dispositions of shares of Clearwater Common Stock received in the Merger, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon such taxable disposition of shares of Clearwater Common Stock and (ii) the U.S. Holder’s adjusted tax basis in such shares of Clearwater Common Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the shares of Clearwater Common Stock disposed of is more than one year at the time of such taxable disposition. Long-term capital gains of non-corporate taxpayers are generally taxed at reduced rates. Deductions for capital losses are subject to certain limitations.

U.S. federal income tax consequences of the Merger (and, if completed, the Second Merger) to Non-U.S. Holders

In general, subject to the discussion below regarding potential withholding, the receipt of the Merger Consideration by a Non-U.S. Holder in exchange for shares of Enfusion Common Stock pursuant to the Merger will not be subject to United States federal income tax, irrespective of whether the Second Merger is completed and the Corporate Mergers, taken together, qualify as a “reorganization” under Section 368(a) of the Code unless:

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the gain, if any, recognized by the Non-U.S. Holder on such shares is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment or fixed base in the United States);

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the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange of shares of Enfusion Common Stock for the Merger Consideration pursuant to the Merger and certain other conditions are met; or

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the Non-U.S. Holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of Enfusion Common Stock at any time during the five-year period preceding the Merger, and Enfusion is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the shorter or the five-year period preceding the Merger or the period that the Non-U.S. Holder held Enfusion Common Stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in substantially the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable income tax treaty provides otherwise), and if the Non-U.S. Holder is a corporation, it may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be provided by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to tax at a rate of 30% (or such lower rate as may be provided by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year (if any). If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. Enfusion believes that it has not been, is not, and will not be a “United States real property holding corporation” for United States federal income tax purposes at any time during the five-year period preceding the Merger.

As discussed above under “—U.S. federal income tax consequences of the Merger (and, if completed, the Second Merger) to U.S. Holders—Possible dividend treatment,” in some cases, if a holder of Enfusion Common Stock actually or constructively owns a sufficient amount of Enfusion Common Stock or Clearwater Common Stock either before or after the Merger, any cash Merger Consideration (including cash in lieu of a fractional share of Clearwater Common Stock) received by such holder could be treated as being received as a distribution under the tests set forth in Section 302 of the Code (including as a result of the application of Section 304 of the Code). In such a case, such holder may have dividend income up to the amount of cash received by it in the Merger, depending on the current or accumulated “earnings and profits” of Clearwater or Enfusion, as applicable. Any amount treated under these rules as a dividend paid to a Non-U.S. Holder generally would be subject to United States withholding tax at a rate of 30% (or such lower rate as may be provided by an applicable income tax treaty) unless such dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States). Because it may not be certain at the time of the Merger whether dividend treatment applies, and because such application depends on a Non-U.S. Holder’s particular circumstances, withholding agents may not be able to determine whether (or to what extent) a Non-U.S. Holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be provided by an applicable income tax treaty) on the gross amount of any cash Merger Consideration payable to a Non-U.S. Holder.

Information reporting and backup withholding tax

The receipt of the Merger Consideration in exchange for Enfusion Common Stock pursuant to the Merger may be subject, under certain circumstances, to information reporting and backup withholding at a rate of 24%. To avoid backup withholding, a U.S. Holder should timely complete and return an IRS Form W-9, certifying that such U.S. Holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. Holder is not subject to backup withholding. Certain types of U.S. Holders (including, with respect to certain types of payments, corporations) generally are not subject to backup withholding.

A Non-U.S. Holder may be subject to information reporting and backup withholding at a rate of 24% unless the Non-U.S. Holder establishes an exemption, for example, by completing an applicable IRS Form W-8 in accordance with the instructions to the appropriate form.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the United States federal income tax liability of a Enfusion Stockholder, provided the stockholder timely files the appropriate claim for a refund with the IRS and timely furnishes any required information to the IRS. The IRS may impose a penalty upon an Enfusion Stockholder that fails to provide the correct taxpayer identification number.

The foregoing summary of United States federal income tax consequences is for general informational purposes only and does not constitute tax advice. All holders are urged to consult their own tax advisors with respect to the application of United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal non-income tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Regulatory Clearances and Approvals

HSR Act and U.S. Antitrust Matters. The Transactions are subject to the requirements of the HSR Act, which prevents Enfusion and Clearwater from completing the Transactions until required information and materials are furnished to the Antitrust Division of the DOJ and the FTC and the HSR Act waiting period is terminated or expires. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. The parties may also choose to voluntarily re-start the initial 30-calendar-day waiting period by following certain prescribed procedures. After the expiration of the initial waiting period (or the re-started initial waiting period), the Antitrust Division of the DOJ or the FTC may issue a Request for Additional Information and Documentary Material (referred to as a second request). If a second request is issued, the parties may not complete the Transactions until they substantially comply with the second request and observe a second 30-calendar-day waiting period, unless the waiting period is terminated earlier, or the parties commit not to close for some additional period of time. Enfusion and Clearwater submitted the requisite notification and report forms under the HSR Act on January 24, 2025. On February 24, 2025, the waiting period under the HSR Act expired, satisfying the Regulatory Approval condition to the Closing of the Transactions.

Exchange of Shares; Elections as to Form of Consideration

At the Effective Time and the LLC Merger Effective Time, each Eligible Share (other than Eligible Shares (i) owned or held in the treasury of Enfusion or Enfusion OpCo, (ii) owned by a Dissenting Holder and (iii) owned by the Buyer Parties, Enfusion, Enfusion US 1, Inc., Enfusion US 2, Inc., Enfusion US 3, Inc. or any other subsidiary of Enfusion) will be converted into the right to receive, at the election of the holder of such Eligible Share and subject to the allocation procedures set forth in the Merger Agreement, the Merger Consideration. No fractional shares of Clearwater Common Stock will be issued, and Enfusion Stockholders will instead receive cash in lieu of fractional shares of Clearwater Common Stock.

The total number of Eligible Shares to be entitled to receive the cash consideration will be equal to approximately 52% of the aggregate number of Eligible Shares, and the total number of Eligible Shares to be entitled to receive the stock consideration will be equal to approximately 48% of the aggregate number of Eligible Shares. Accordingly, depending on the elections made by other holders of Eligible Shares, you may receive a portion of the Merger Consideration in the form you did not elect. For example, if you elect to receive solely the cash consideration or solely the stock consideration, and all other holders of Eligible Shares make the same election, the consideration you receive will vary to the maximum extent possible compared to your original election. In such instance, you would receive the cash consideration in exchange for 52% of your Eligible Shares and the stock consideration in exchange for 48% of your Eligible Shares. The following examples illustrate the proration mechanism in the case of an oversubscription of either the cash consideration or the stock consideration (both if you elect solely the oversubscribed form of Merger Consideration and if you elect a combination of the cash consideration and the stock consideration). Note that for illustrative purposes, the following examples do not round shares to the nearest whole number.

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If you own 100 Eligible Shares and elect to receive solely the cash consideration, and 80% of the holders of Eligible Shares elect to receive cash, 15% of the holders of Eligible Shares elect to receive Clearwater Common Stock and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 65 of your Eligible Shares and Clearwater Common Stock in exchange for 35 of your Eligible Shares.

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If you own 100 Eligible Shares and elect to receive the cash consideration for 55 shares and the stock consideration for 45 shares, and 80% of the holders of Eligible Shares elect to receive cash, 15% of the holders of Eligible Shares elect to receive Clearwater Common Stock and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 35.75 of your Eligible Shares and Clearwater Common Stock in exchange for 64.25 of your Eligible Shares.

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If you own 100 Eligible Shares and elect to receive solely the stock consideration, and 80% of the holders of Eligible Shares elect to receive Clearwater Common Stock, 15% of the holders of Eligible Shares elect to receive cash and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 40 of your Eligible Shares and Clearwater Common Stock in exchange for 60 of your Eligible Shares.

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If you own 100 Eligible Shares and elect to receive the cash consideration for 45 shares and the stock consideration for 55 shares, and 80% of the holders of Eligible Shares elect to receive Clearwater Common Stock, 15% of the holders of Eligible Shares elect to receive cash and 5% of the holders of Eligible Shares do not make an election, you will receive cash in exchange for 67 of your Eligible Shares and Clearwater Common Stock in exchange for 33 of your Eligible Shares.

No fractional shares of Clearwater Common Stock will be issued and holders of Eligible Shares will instead receive cash in lieu of fractional shares of Clearwater Common Stock.

Prior to the Effective Time, Clearwater will enter into an exchange agent agreement (the “Exchange Agent Agreement”) with Computershare Trust Company, N.A. (or its successor) (the “Exchange Agent”), pursuant to which Clearwater will deposit (i) an aggregate number of shares of Clearwater Common Stock to be credited in the stock ledger and other appropriate books and records of Clearwater in book-entry form and (ii) cash in an amount sufficient to pay the aggregate cash portion of the Merger Consideration and any cash in lieu of fractional shares of Clearwater Common Stock (the “Payment Fund”).

As described above, holders of Eligible Shares will not receive any fractional shares of Clearwater Common Stock in the Merger. Instead, a holder of Eligible Shares who otherwise would have received a fractional share of Clearwater Common Stock will be entitled to receive a cash payment in lieu of such fractional shares in an amount determined by multiplying (i) the fraction of a share of Clearwater Common Stock which any holder of Eligible Shares would be entitled to receive pursuant to the Merger Agreement by (ii) the final Clearwater stock price as calculated in accordance with the terms of the Merger Agreement.

The Merger Consideration will be appropriately adjusted to reflect the effect of any stock split, reverse stock split, subdivision, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Enfusion Common Stock or Clearwater Common Stock occurring on or after the date of the Merger Agreement and prior to the Effective Time to proportionately reflect such change.

The Merger Agreement provides that Enfusion Stockholders will be provided with an election form and other customary transmittal materials. The Election Form will allow each holder of Eligible Shares to specify (i) the number of Eligible Shares owned by such holder with respect to which such holder desires to receive the cash consideration and (ii) the number of Eligible Shares owned by such holder with respect to which such holder desires to receive the stock consideration.

Clearwater will prepare and direct the Exchange Agent to mail a separate Election Form concurrently with this Proxy Statement/Prospectus. Following the mailing date, Clearwater will make available as promptly as reasonably practicable one or more Election Forms as may be reasonably requested by all persons who become holders or beneficial owners of Eligible Shares before the Election Deadline. The election deadline will be 5:00 p.m. Eastern time, one business day prior to the Special Meeting (the “Election Deadline”). Enfusion and Clearwater will cooperate to issue a press release reasonably satisfactory to each of them announcing the Election Deadline which will not less than four nor more than ten business days prior to the Election Deadline.

To make a valid election, a holder of Eligible Shares must submit to the Exchange Agent a properly completed and signed Election Form (including duly executed transmittal materials included in the Election Form). The Election Form must also be accompanied by any Stock Certificates.

Two or more holders of Eligible Shares (such holders, “Joint Electors”) will be entitled to make an Election with respect to some or all of the Eligible Shares held by them (a “Joint Election”), and the Exchange Agent will treat such Joint Election as if it had been made by a single holder of Eligible Shares. Holders of Eligible Shares that deliver an Election Form to the Exchange Agent prior to the Election Deadline may deliver a Joint Election with another Joint Elector to the Exchange Agent at any time after the Election Deadline but not less than five business days before the Effective Time and instruct the Exchange Agent, after giving effect to the allocation process contemplated by the Merger Agreement, with respect to the allocation among such Joint Electors of the Merger Consideration payable to such Joint Electors.

Any holder of Eligible Shares may (i) change his Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form or (ii) revoke his Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his Stock Certificates, or of the guarantee of delivery of such Stock Certificates, previously deposited with the Exchange Agent. If an Election Form is revoked, the Stock Certificate(s) (or guarantees of delivery, as appropriate), if any, for the Eligible Shares to which such Election Form relates will be returned to the holder.

After the LLC Merger Effective Time, the Enfusion Common Units converted into the right to receive the Merger Consideration will no longer be issued and outstanding and will automatically be canceled and will cease to exist, and each holder of any such Enfusion Common Unit will cease to have any rights with respect to such Enfusion Common Unit, except the right to receive the Merger Consideration and cash in lieu of fractional shares of Clearwater Common Stock in accordance with the Merger Agreement.

After the Effective Time, the Eligible Shares will no longer be issued and outstanding and will automatically be canceled and will cease to exist, and each holder of any such shares of Enfusion Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration and cash in lieu of fractional shares of Clearwater Common Stock.

With respect to such shares of Clearwater Common Stock deliverable upon the surrender of Stock Certificates or book-entry shares, until holders of such Stock Certificates or book-entry shares have properly surrendered such Stock Certificates or book-entry shares to the Exchange Agent for exchange, along with a duly completed letter of transmittal in the case of holders of Stock Certificates and any other documents as may customarily be required by the Exchange Agent, those holders will not receive the Merger Consideration or any cash in lieu of fractional shares.

As promptly as reasonably practicable (and within four business days) after the Effective Time, Clearwater will send or cause the Exchange Agent to send to each record holder of Eligible Shares whose shares were converted into the right to receive the Merger Consideration, a letter of transmittal and instructions for use in the exchange of such Eligible Shares for the Merger Consideration. Each holder of shares of Eligible Shares that have been converted into the right to receive the Merger Consideration will be entitled to receive the Merger Consideration in respect of the Eligible Shares represented by a Stock Certificate, as promptly as reasonably practicable (and in any event within three business days), upon (i) surrender to the Exchange Agent of a Stock Certificate, together with a duly completed and validly executed letter of transmittal in accordance with the instructions thereto, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Eligible Shares, and, in each case, delivery to the Exchange Agent of such other documents as may reasonably be requested by the Exchange Agent. Until so surrendered or transferred, each such Stock Certificate will represent after the Effective Time only the right to receive Merger Consideration. No interest will be paid or accrued on the cash payable upon the surrender or transfer of such Stock Certificate.

TRA Amendment

In connection with Enfusion’s IPO in October 2021, Enfusion entered into the TRA on October 19, 2021, with Enfusion OpCo and the TRA Parties. The TRA provided for the payment by Enfusion to such TRA Parties of 85% of the benefits, if any, that Enfusion actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of: (i) existing tax basis acquired in the IPO; (ii) increases in existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Enfusion OpCo as a result of sales or exchanges (or deemed exchanges) of Enfusion Common Units for shares of Enfusion Common Stock or distributions (or deemed distributions) with respect to Enfusion Common Units in connection with or after the IPO; (iii) Enfusion’s utilization of certain tax attributes of certain entities that are taxable as corporations for U.S. federal income tax purposes in which the TRA Parties hold interests; and (iv) certain other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA.

In addition, the TRA provides that if certain changes of control were to occur, the TRA would terminate and Enfusion’s payment obligations to TRA Parties would accelerate, resulting in an early termination payment by Enfusion. The consummation of the Transactions will constitute a change of control under the TRA that would cause the payment obligations to accelerate and become due and payable. Absent the TRA Amendment, upon such change of control, Enfusion would be required pursuant to the TRA to pay the TRA Parties (1) an early termination payment calculated as set forth in the TRA, (2) any Tax Benefit Payment (as defined in the TRA) due and payable and that remains unpaid as of the Effective Time, and (3) any Tax Benefit Payment (as defined in the TRA) in respect of any TRA Party due for any taxable year ending prior to, with or including the date of Closing.

For more information with respect to the TRA, please see our other filings with the SEC, including the section in our 2024 Proxy Statement captioned “Tax Receivable Agreement.” A copy of the TRA is included as Exhibit 10.3 to Enfusion’s Annual Report for the year ended December 31, 2021, on Form 10-K filed with the SEC.

Final TRA Payments

On January 10, 2025, in connection with the execution of the Merger Agreement, Enfusion, Enfusion OpCo and the TRA Amendment Parties entered into the TRA Amendment in accordance with the terms of the TRA, pursuant to which such parties agreed to terminate the TRA at the Effective Time on the terms set forth in the TRA Amendment. In connection with the termination, Enfusion has agreed to pay the TRA Parties an aggregate termination payment equal to $30 million minus any payments made under the TRA to the TRA Parties between January 10, 2025, and the Effective Time. Such aggregate termination payment is expected to be less than the aggregate payment that would have been payable under the TRA absent the TRA Amendment (based on certain facts and assumptions, the reduction was estimated to be approximately $105 million, constituting an approximate 78% discount to the estimated aggregate payment of approximately $135 million that would have otherwise been payable to the TRA Parties under the terms of the TRA).

Termination

If the Merger Agreement is (a) terminated in accordance with its terms prior to the Effective Time or (b) amended or modified in a manner that (i) reduces the amount of Merger Consideration, (ii) changes the form of any consideration payable under the Merger Agreement, (iii) changes the relative amount of cash and number of shares of Clearwater Common Stock payable under the Merger Agreement, including any amendment, modification or waiver of any of the definitions set forth in the Merger Agreement that would have the effect of, or otherwise result in, a change to the relative amount of cash and number of shares , including certain representations regarding the percentage of the aggregate total consideration received by Enfusion Stockholders in the Merger that will be received in the form of Clearwater Common Stock of Clearwater Common Stock payable upon the consummation of the Merger, or (iv) amends or modifies certain provisions of the Merger Agreement in a manner that would reasonably be expected to prevent (A) the Corporate Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (B) the delivery to Clearwater and Enfusion of the Opinions by their respective Tax Counsels on the Closing Date, but before the Effective Time, then (x) the TRA Amendment will be void and will have no further force and effect, (y) the TRA will be deemed not to have been amended by the TRA Amendment and (z) any Tax Benefit Payments (as defined in the TRA) that would have been payable to the TRA Parties pursuant to the TRA, but for the modification set forth in the TRA Amendment, will thereafter become payable to such TRA Parties in accordance with the terms of the TRA.

Listing of Clearwater Common Stock; Delisting of Enfusion Common Stock

It is a condition to the completion of the Transactions that the shares of Clearwater Common Stock to be issued to Enfusion Stockholders in the Transactions be approved for listing on New York Stock Exchange, subject to official notice of issuance. As a result of the Transactions, shares of Enfusion Common Stock will cease to be listed on the New York Stock Exchange.

Shares of Enfusion Common Stock currently trade on the NYSE under the stock symbol “ENFN.” When the Transactions are completed, Enfusion Common Stock currently listed on the NYSE will cease to be quoted on the NYSE and will be deregistered under the Exchange Act.

THE MERGER AGREEMENT

The following description sets forth the principal terms of the Merger Agreement, which is attached as Annex A and incorporated by reference into this Proxy Statement/Prospectus. The rights and obligations of the parties to the Merger Agreement are governed by the express terms and conditions of the Merger Agreement and not by this description, which is summary by nature, or by any other description of the Merger Agreement in this Proxy Statement/Prospectus. This description does not purport to be complete, may not contain all of the information about the Merger Agreement that is important to you and is qualified in its entirety by reference to the complete text of the Merger Agreement. You are encouraged to read the Merger Agreement carefully and in its entirety, as well as this Proxy Statement/Prospectus, before making any decisions regarding any of the proposals described in this Proxy Statement/Prospectus.

Explanatory Note Regarding the Merger Agreement

The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as Annex A attached hereto. The Merger Agreement has been included to provide Enfusion Stockholders with information regarding its terms. It is not intended to provide any other factual information about Enfusion, Enfusion OpCo, Clearwater, Acquirer, Merger Sub, Merger Sub II or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to Enfusion Stockholders. Enfusion Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, the covenants may be waived or subject to exceptions and information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which waivers, exceptions and subsequent information may or may not be reflected in Enfusion’s public disclosures. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and in our filings with the SEC regarding Enfusion and its business. See the section of this Proxy Statement/Prospectus titled “Additional Information.”

Transactions

The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, (a) Merger Sub II will be merged with and into Enfusion OpCo in accordance with the Delaware limited liability company act, whereupon the separate existence of Merger Sub II will cease, and Enfusion OpCo will continue as the surviving entity in the LLC Merger, (b) Merger Sub will be merged with and into Enfusion in accordance with the DGCL, whereupon the separate existence of Merger Sub will cease, and Enfusion will continue as the surviving corporation in the Merger and (c) if the Second Effective Time occurs in accordance with the terms and conditions of the Merger Agreement, the Surviving Corporation will be merged with and into Acquirer in accordance with the DGCL, whereupon the separate existence of the Surviving Corporation will cease, and Acquirer will continue as the surviving corporation in the Second Merger. The effective time of each of the Transactions will occur upon the filing of the applicable certificate of merger with the Secretary of State of the State of Delaware (or at such later time as the parties to each such Merger may agree and specify in such certificate of merger); provided that the Effective Time will occur immediately after LLC Merger Effective Time; provided further that the Second Effective Time, assuming each of the conditions to the Second Merger will have been satisfied as of the Closing Date but prior to the Effective Time, will occur after the Effective Time.

Closing and Effective Time

The Merger Agreement provides that the Closing will take place at 8:00 a.m. Eastern Time on the second business day following the day on which the last of the conditions to Closing (described in the section of this Proxy Statement/Prospectus titled “—Conditions to the Transactions”) has been satisfied or waived (to the extent waivable under the Merger Agreement) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent waivable under the Merger Agreement) of those conditions), or such other time and date as may be mutually agreed in writing by the parties to the Merger Agreement. Notwithstanding the foregoing, if the Marketing Period (defined below under “—Marketing Period”) has not ended at the time of the satisfaction or waiver (to the extent waivable under the Merger Agreement) of the conditions to Closing, the Closing will instead occur on the date that is the earlier to occur of (i) any business day during the Marketing Period specified by Clearwater to Enfusion on no fewer than two business days’ notice to Enfusion (unless a shorter period is agreed to between Clearwater and Enfusion) and the second business day following the final day of the Marketing Period (subject to the satisfaction or waiver (to the extent waivable under applicable law and the Merger Agreement) of the conditions to Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent waivable under the Merger Agreement) of those conditions)).

Assuming receipt of required regulatory approvals and timely satisfaction of other conditions to Closing, including the approval by Enfusion Stockholders of the Merger Agreement Proposal, Clearwater and Enfusion currently expect the Closing of the Transactions to occur in the second quarter of 2025.

The effective time of each of the Transactions will occur upon the filing of the applicable certificate of merger with the Secretary of State of the State of Delaware (or at such later time as the parties to each such Merger may agree and specify in such certificate of merger); provided that the Effective Time will occur immediately after LLC Merger Effective Time; provided further that the Second Effective Time, assuming each of the conditions to the Second Merger will have been satisfied as of the Closing Date but prior to the Effective Time, will occur after the Effective Time.

Marketing Period

The Marketing Period, a time allotted to Clearwater for purposes of marketing the debt financing (the “Marketing Period”) will be the first period of 17 consecutive business days commencing on the later of (i) the earlier of (a) March 18, 2025 and (b) the date the consolidated financial statements of Clearwater included in its Annual Report on Form 10-K for the year ending December 31, 2024 have been filed and (ii) the date that Clearwater has been provided the Required Financial Information (as defined below).

Further, the Marketing Period will be deemed not to have commenced if Enfusion has issued a public statement indicating its intention to restate, or Enfusion’s independent auditor has determined that Enfusion must restate, any financial statements of Enfusion included in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended to reflect such restatement or Enfusion or its independent auditor has, as applicable, announced or informed Clearwater that it has concluded that no restatement will be required. The Marketing Period will end on any earlier date prior to the expiration of the 17 consecutive business day period described above if the debt financing is actually funded on such earlier date.

For purposes of this Proxy Statement/Prospectus and the Merger Agreement, “Required Financial Information” means (A) the consolidated financial statements of Enfusion and its subsidiaries included in its Annual Report on Form 10-K for the year ending December 31, 2024, and (B) to the extent reasonably requested in writing by Clearwater and readily available or in the possession of the Enfusion and its subsidiaries, such financial and related information regarding Enfusion and its subsidiaries, in each case, together with customary authorization and representation letters duly executed on behalf of Enfusion and/or its subsidiaries with respect to such information, as is necessary to permit Clearwater to prepare a customary “public side” and “private side” bank book regarding the business of Enfusion and its subsidiaries, in each case, to the extent required for the Debt Financing and required by the Debt Commitment Letter.

Organizational Documents; Directors and Officers

From and after the LLC Merger Effective Time, the Surviving LLC will possess all rights, privileges, immunities, powers and franchises of Enfusion OpCo, and all debts, liabilities and duties of Enfusion OpCo and Merger Sub II will become the debts, liabilities and duties of the Surviving LLC. From and after the Effective Time, the Surviving Corporation will possess all rights, privileges, immunities, powers and franchises of Enfusion, and all debts, liabilities and duties of Enfusion and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation. From and after the Second Effective Time (if the Second Effective Time occurs in accordance with the terms and conditions of the Merger Agreement), the Second Surviving Corporation will possess all rights, privileges, immunities, powers and franchises of the Surviving Corporation, and all debts, liabilities and duties of the Surviving Corporation and Acquirer will become the debts, liabilities and duties of the Second Surviving Corporation.

At the LLC Merger Effective Time, by virtue of the LLC Merger, (a) the certificate of formation of Enfusion OpCo, as in effect immediately prior to the LLC Merger Effective Time, will be the certificate of formation of the Surviving LLC until amended in accordance with applicable law and (b) the limited liability company agreement of Merger Sub II, as in effect immediately prior to the LLC Merger Effective Time, will become the limited liability company agreement of the Surviving LLC until amended in accordance with applicable law.

At the Effective Time, by virtue of the Merger, (a) the certificate of incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law and (b) the by-laws of the Merger Sub, as in effect immediately prior to the Effective Time, will be the by-laws of the Surviving Corporation until amended in accordance with applicable law.

At the Second Effective Time (if the Second Effective Time occurs in accordance with the terms and conditions of the Merger Agreement), by virtue of the Second Merger, (a) the certificate of incorporation of Acquirer, as in effect immediately prior to the Second Effective Time, will be the certificate of incorporation of the Second Surviving Corporation until amended in accordance with applicable law and (b) the by-laws of Acquirer, as in effect immediately prior to the Second Effective Time, will be the by-laws of the Second Surviving Corporation until amended in accordance with applicable law.

Under the Merger Agreement, from and after the Effective Time, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and applicable law, (a) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, (b) the officers of Enfusion immediately prior to the Effective Time will be the officers of the Surviving Corporation and (c) the officers of Merger Sub II immediately prior to the LLC Merger Effective Time will be the officers of the Surviving LLC, in each case.

Under the Merger Agreement, from and after the Second Effective Time, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and by-laws of the Second Surviving Corporation and applicable law, (a) the directors of Acquirer immediately prior to the Second Effective Time will be the directors of the Second Surviving Corporation and (b) the officers of Acquirer immediately prior to the Second Effective Time will be the officers of the Second Surviving Corporation, in each case, if the Second Effective Time occurs in accordance with the terms.

Effects of the Transactions

At the Effective Time, as a result of the Merger, and at the LLC Merger Effective Time, as a result of the LLC Merger:

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Except as otherwise set forth below, each Eligible Share will be converted into the right, at the election of the holder pursuant to the election procedures set forth in the Merger Agreement, to receive the Merger Consideration.

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As of the Effective Time, each holder of shares of Enfusion Common Stock converted into the right to receive the Merger Consideration pursuant to the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the Merger Consideration and cash in lieu of fractional shares of Clearwater Common Stock in accordance with the Merger Agreement. As of the LLC Merger Effective Time, each holder of Enfusion Common Units converted into the right to receive the Merger Consideration pursuant to the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the Merger Consideration and cash in lieu of fractional shares of Clearwater Common Stock in accordance with the Merger Agreement.

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Each share of Enfusion Class B Common Stock that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and will cease to exist and no consideration will be delivered in exchange for such shares.

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Each share of Enfusion Common Stock and Enfusion Class B Common Stock held in the treasury of Enfusion and any shares of Enfusion Common Stock and Enfusion Class B Common Stock owned by Clearwater, Merger Sub or Merger Sub II immediately prior to the Effective Time will automatically be canceled and will cease to exist and no consideration will be delivered in exchange for such shares.

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Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

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Each Enfusion Common Unit held in the treasury of Enfusion OpCo and any Enfusion Common Units owned by Enfusion, Clearwater, Enfusion US 1, Inc., Enfusion US 2, Inc., Enfusion US 3, Inc. or any other subsidiary of Enfusion will remain outstanding, and any Enfusion Common Units owned by Acquirer, Merger Sub or Merger Sub II immediately prior to the Effective Time will automatically be canceled and will cease to exist and no consideration will be delivered in exchange for such Enfusion Common Units, and each Enfusion Common Unit held by another person will, in addition to being converted into the right to receive Merger Consideration pursuant to the Merger Agreement, convert into the right to receive Additional Unit Consideration pursuant to, and in accordance with, the TRA Amendment.

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Each unit of limited liability company interests of Merger Sub II issued and outstanding immediately prior to the LLC Merger Effective Time will automatically be converted into and become one unit of limited liability company interests of the Surviving LLC and will constitute the only limited liability company interests of the Surviving LLC.

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At the Second Effective Time (if the Second Effective Time occurs in accordance with the terms and conditions of the Merger Agreement), (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time will automatically be converted into and become one fully paid, nonassessable share of common stock of the Second Surviving Corporation and will constitute the only outstanding shares of capital stock of the Second Surviving Corporation and (b) each share of common stock of Acquirer issued and outstanding immediately prior to the Second Effective Time will automatically be canceled and will cease to exist and no consideration will be delivered in exchange for such shares.

The Merger Consideration will be appropriately adjusted to reflect the effect of any stock split, reverse stock split, subdivision, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Enfusion Common Stock or Clearwater Common Stock occurring on or after the date of the Merger Agreement and prior to the Effective Time to proportionately reflect such change.

No Fractional Shares

Cash (without interest) will be paid in lieu of the issuance of any fractional share of Clearwater Common Stock in an amount determined by multiplying (i) the fraction of a share of Clearwater Common Stock which any holder of Eligible Shares would be entitled to receive pursuant to the Merger Agreement by (ii) the final Clearwater stock price as calculated in accordance with the terms of the Merger Agreement.

Proration and Allocation of Merger Consideration

The total number of Eligible Shares to be entitled to receive the cash consideration will be equal to approximately 52% of the aggregate number of Eligible Shares, and the total number of Eligible Shares to be entitled to receive the stock consideration will be equal to approximately 48% of the aggregate number of Eligible Shares. Accordingly, depending on the elections made by other holders of Eligible Shares, a holder of Eligible Shares may receive a portion of the Merger Consideration in the form such holder did not elect.

Within three business days after the Effective Time, Clearwater will cause the Exchange Agent to effect the allocation of the Merger Consideration among the holders of Eligible Shares as follows:

•	all Eligible Shares whereby the holder thereof elected to receive a mix of cash and shares of Clearwater Common Stock will be converted into the right to receive such consideration;

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Oversubscription of Cash Election. If, following the Election Deadline, the portion of the Merger Consideration to be paid in cash to holders of Eligible Shares exceeds the maximum amount of cash required to be paid under the Merger Agreement, then:

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all Eligible Shares for which a cash election was not made will be converted into the right to receive the shares of Clearwater Common Stock in accordance with the terms of the Merger Agreement in accordance with the terms of the Merger Agreement;

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the Exchange Agent will then select from among the Eligible Shares for which a cash election was made (“Cash Election Shares”), pro rata, a sufficient number of Eligible Shares to instead be converted into the right to receive shares of Clearwater Common Stock (“Stock Designated Shares”), so the aggregate cash amount that will be paid in the Transactions equals as closely as practicable the maximum amount of cash required to be paid under the Merger Agreement; and

•	the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive cash consideration in accordance with the terms of the Merger Agreement.

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Undersubscription of Cash Election. If, following the Election Deadline, the portion of the Merger Consideration to be paid in cash to holders of Eligible Shares is less than the maximum amount of cash required to be paid under the Merger Agreement, then:

•	all Eligible Shares for which a cash election was made will be converted into the right to receive cash in accordance with the terms of the Merger Agreement;

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the Exchange Agent will then select first from among Eligible Shares for which no Election was made (“Non-Election Shares”) and then (if necessary) from among the Eligible Shares for which a stock election was made (“Stock Election Shares”), pro rata, a sufficient number of Eligible Shares to instead be converted into the right to receive cash (“Cash Designated Shares”) so the aggregate cash amount that will be paid in the Transactions equals as closely as practicable the maximum amount of cash required to be paid under the Merger Agreement; and

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the Non-Election Shares and (if necessary) the Stock Election Shares that are not Cash Designated Shares will be converted into the right to receive shares of Clearwater Common Stock in accordance with the terms of the Merger Agreement.

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If, following the Election Deadline, the portion of the Merger Consideration to be paid in cash to holders of Eligible Shares equals the maximum amount of cash required to be paid under the Merger Agreement, then all Cash Election Shares will be converted into the right to receive cash in accordance with the terms of the Merger Agreement and all Stock Election Shares and Non-Election Shares will be converted into the right to receive shares of Clearwater Common Stock in accordance with the terms of the Merger Agreement.

In determining the allocations above, Clearwater will cause any shares of Enfusion Common Stock that are Dissenting Shares (as defined below) as of the Election Deadline to be treated as Cash Election Shares not subject to the pro rata selection process above.

Dissenting Shares

Shares of Enfusion Common Stock issued and outstanding immediately prior to the Effective Time and owned by a Dissenting Holder will not be converted into a right to receive the Merger Consideration but instead will be entitled to payment of the appraised value of such shares in accordance with Section 262 of the DGCL, following which such Dissenting Shares will automatically be canceled and will cease to exist. If a Dissenting Holder fails to perfect, effectively withdraws or validly waives or loses its right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction determines that such Dissenting Holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Enfusion Common Stock will be treated as if they had been converted as of the Effective Time into the right to receive cash in accordance with the Merger Agreement. For more information regarding appraisal rights, see the section titled “Appraisal Rights of Enfusion Stockholders.”

Election Procedures

Each holder of Eligible Shares to be converted into the right to receive the Merger Consideration may specify in a request made in accordance with the procedures described in this “Election Procedures” section (a) the number of Eligible Shares owned by such holder with respect to which such holder desires to receive a mix of cash and shares of Clearwater Common Stock, (b) the number of Eligible Shares owned by such holder with respect to which such holder desires to receive shares of Clearwater Common Stock, (c) the number of Eligible Shares owned by such holder with respect to which such holder desires to receive cash and (d) that such holder makes no election with respect to such holder’s Eligible Shares. Any such request is referred to in this Proxy Statement/Prospectus as an “Election.” Two or more holders of Eligible Shares will be entitled to make a Joint Election, and the Exchange Agent will treat such Joint Election as if it had been made by a single holder of Eligible Shares. Holders of Eligible Shares that deliver an Election Form to the Exchange Agent prior to the Election Deadline may deliver a Joint Election with another Joint Elector to the Exchange Agent at any time after the Election Deadline but not less than five (5) business days before the Effective Time and instruct the Exchange Agent, after giving effect to the allocation process contemplated by the Merger Agreement, with respect to the allocation among such Joint Electors of the Merger Consideration payable to such Joint Electors.

The Merger Agreement provides that Clearwater will direct the Exchange Agent to mail the Election Form as to permit holders of Eligible Shares to exercise their right to make an Election.

Any Election will have been made properly only if the Exchange Agent will have received at its designated office, by 5:00 p.m. Eastern time on the Election Deadline, an Election Form properly completed and signed and accompanied by any Stock Certificates to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Enfusion, or an appropriate affidavit attesting to the loss, theft, misplacement or destruction, as applicable of such Stock Certificate(s) and a bond of indemnity, in each case in form reasonably acceptable to the Exchange Agent and Clearwater or by an appropriate guarantee of delivery of such Stock Certificates as set forth in such Election Form; provided that such Stock Certificates are in fact delivered to the Exchange Agent within five (5) business days after the date of execution of such guarantee of delivery. Clearwater and Enfusion will cooperate to issue a press release announcing the date of the Election Deadline not more than 10 nor fewer than four business days prior to the Election Deadline (the form and substance of such press release to be reasonably satisfactory to Clearwater and Enfusion).

Any holder of Eligible Shares may (i) change his Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form or (ii) revoke his Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his Stock Certificates, or of the guarantee of delivery of such Stock Certificates, previously deposited with the Exchange Agent. If an Election Form is revoked, the Stock Certificate(s) (or guarantees of delivery, as appropriate), if any, for the Eligible Shares to which such Election Form relates will be returned to the holder.

Enfusion Stockholders who have made elections will be unable to sell or otherwise transfer their shares after making the election, unless the election is properly revoked before the Election Deadline or unless the Merger Agreement is terminated. Enfusion Stockholders who acquire shares after the Election Deadline will be unable to make an election for their shares, and their shares will be treated as Non-Election Shares.

The Exchange Agent will have reasonable discretion to determine whether any Election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. None of Clearwater, Merger Sub, Merger Sub II or the Exchange Agent will be under any obligation to notify any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof (a “Person”) of any defect in an Election Form.

All Election Forms will automatically be revoked if the Exchange Agent is notified in writing by Enfusion and Clearwater that the Transactions have been abandoned and that the Merger Agreement has been terminated.

Subject to the provisions of the Exchange Agent Agreement, the determination of the Exchange Agent will be binding as to whether an Election will have been properly made or revoked with respect to Eligible Shares and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agent Agreement, if the Exchange Agent determines that any Election was not properly made with respect to any Eligible Shares, such Eligible Shares, will be treated by the Exchange Agent as Non-Election Shares.

Exchange and Payment Procedures

Prior to the Effective Time, Clearwater will appoint the Exchange Agent to exchange Eligible Shares for Merger Consideration. At the Effective Time, Clearwater will deposit the Payment Fund, or will cause the Payment Fund to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares.

Promptly after the Effective Time (and in any event no later than four business days after the Effective Time), Clearwater will send (or cause the Exchange Agent to send) to each record holder of Eligible Shares a letter of transmittal and instructions in forms reasonably satisfactory to Enfusion.

Each holder of shares of Eligible Shares that have been converted into the right to receive the Merger Consideration will be entitled to receive the Merger Consideration in respect of the Eligible Shares represented by a Stock Certificate, as promptly as reasonably practicable (and in any event within three business days), upon (i) surrender to the Exchange Agent of a Stock Certificate, together with a duly completed and validly executed letter of transmittal in accordance with the instructions thereto, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Eligible Shares, and, in each case, delivery to the Exchange Agent of such other documents as may reasonably be requested by the Exchange Agent. Until so surrendered or transferred, each such Stock Certificate will represent after the Effective Time only the right to receive Merger Consideration. No interest will be paid or accrued on the cash payable upon the surrender or transfer of such Stock Certificate.

If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Stock Certificate is registered, it will be a condition to such payment that (i) either such Stock Certificate will be properly endorsed or will otherwise be in proper form for transfer and (ii) the Person requesting such payment will pay to the Exchange Agent any transfer or tax required as a result of such payment to a Person other than the registered holder of such Stock Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

Any portion of the Payment Fund that remains unclaimed by the holders of Eligible Shares one year after the Effective Time will be delivered to the Surviving Corporation, upon demand, and any such holder who has not exchanged Eligible Shares for the Merger prior to that time will thereafter look only to the Surviving Corporation and the Surviving LLC for payment of the Merger Consideration.

Treatment of Enfusion Equity Awards and Employee Stock Purchase Plan

Treatment of Stock Options

Each In-the-Money Enfusion Option, whether vested or unvested, that is outstanding and unexercised will be cancelled immediately prior to the Effective Time in exchange for the right of the holder to receive an amount in cash equal to the product of (i) the number of shares of Enfusion Common Stock subject to such In-the-Money Enfusion Option immediately prior to the Effective Time, multiplied by (ii) the excess of the Per Share Cash Consideration over the exercise price of such In-the-Money Enfusion Option, less applicable tax withholding. Each Out-of-the-Money Enfusion Option that is outstanding and unexercised will be cancelled immediately prior to the Effective Time for no consideration.

Treatment of Restricted Stock Units

Each Enfusion Vested RSU will be cancelled at the Effective Time in exchange for the right of the holder to receive the per share Merger Consideration in respect of each share of Enfusion Common Stock subject to such Enfusion Vested RSU immediately prior to the Effective Time, less applicable tax withholding, in the form determined at the election of the holder in accordance with the procedures described above under the section titled “The Transactions—Merger Consideration.”

Each Enfusion Unvested RSU will be assumed by Clearwater and converted at the Effective Time into an Assumed RSU, subject to the same terms and conditions as applied to the Enfusion Unvested RSU immediately prior to the Effective Time. The number of shares of Clearwater Common Stock subject to each Assumed RSU will be equal to the product (rounded up to the nearest whole share) of (i) the number of shares of Enfusion Common Stock subject to the corresponding Enfusion Unvested RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

Treatment of Performance Stock Units

Each Enfusion PSU that is outstanding as of immediately prior to the Effective Time and vests as a result of the consummation of the Transactions will be cancelled and converted at the Effective Time into the right of the holder to receive the Per Share Mixed Consideration in respect of each share of Enfusion Common Stock subject to such vested Enfusion PSU (with the applicable performance conditions deemed achieved or not achieved based on the terms of the applicable award agreement), less applicable tax withholding. Each Enfusion PSU that does not vest at the Effective Time will be cancelled as of the Effective Time for no consideration.

Treatment of Employee Stock Purchase Plan

As soon as reasonably practicable after the date of the Merger Agreement, Enfusion will take all actions necessary or required under the ESPP to provide that (a) no new offering or purchase period under the Enfusion ESPP will commence after the date of the Merger Agreement, (b) no new participants will be permitted into the Enfusion ESPP after the date of the Merger Agreement, (c) the existing participants in the Enfusion ESPP may not increase their elections with respect to the offering or purchase periods in effect on the date of the Merger Agreement, (d) the exercise date for any offering or purchase period in effect as of the date of the Merger Agreement will be the earlier of the original exercise date for such offering and the Final Exercise Date, (e) each participant’s accumulated contributions under the Enfusion ESPP will be used to purchase shares of Enfusion Common Stock in accordance with the terms of the Enfusion ESPP as of the Final Exercise Date, and (f) the Enfusion ESPP will terminate on the date immediately prior to the date on which the Effective Time occurs.

Representations and Warranties

The Merger Agreement contains representations and warranties of Enfusion and the Buyer Parties.

In the Merger Agreement, Enfusion made customary representations and warranties to the Buyer Parties that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to Enfusion and its subsidiaries;

•	Enfusion’s and Enfusion OpCo’s requisite corporate power and authority to enter into and perform the Merger Agreement and the enforceability of the Merger Agreement;

•	the necessary approval of the Special Committee and the Enfusion Board;

•	the requisite vote of Enfusion Stockholders in connection with the Merger Agreement;

•	the approval of the managing member of Enfusion OpCo in connection with the Merger Agreement;

•	required consents, approvals and regulatory filings in connection with the Merger Agreement and performance thereof;

•

the absence of any conflict or violation of any organizational documents of Enfusion and Enfusion OpCo, certain existing contracts of Enfusion and its subsidiaries, applicable law or order to Enfusion or its subsidiaries or the resulting creation of any lien upon the properties or assets of Enfusion or its subsidiaries due to the execution and delivery of the Merger Agreement and performance thereof;

•	the capital structure of Enfusion as well as the ownership and capital structure of its subsidiaries;

•

the absence of any contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any of Enfusion’s securities;

•	the absence of any undisclosed exchangeable security, option, call, commitment, warrant or other right convertible into shares of capital stock, or other equity or voting interest in Enfusion;

•

the absence of any outstanding obligation or commitments of Enfusion or Enfusion OpCo to repurchase, redeem or otherwise acquire any of Enfusion’s securities, or requiring the registration for sale, granting any right to subscribe for, or requiring Enfusion or any of its subsidiaries to repurchase, redeem or otherwise acquire any securities of Enfusion’s subsidiaries;

•	the accuracy and completeness of Enfusion’s SEC filings;

•

the compliance with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, the rules and regulations promulgated thereunder and the listing and other rules and regulations of the NYSE, including the absence of any outstanding or unresolved SEC comment letter and the absence of any formal SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of Enfusion;

•	Enfusion’s financial statements;

•	Enfusion’s disclosure controls and procedures;

•	Enfusion’s internal accounting controls and procedures;

•	the conduct of the business of Enfusion and its subsidiaries in the ordinary course and the absence of any Enfusion Material Adverse Effect, in each case, since September 30, 2024;

•	the absence of specified undisclosed liabilities;

•	legal proceedings;

•	Enfusion’s and its subsidiaries’ compliance with laws since January 1, 2022;

•	Enfusion’s and its subsidiaries’ possession of necessary governmental authorizations;

•	sanctions, trade controls and anti-money laundering laws matters since January 1, 2022;

•

the existence, validity and enforceability of specified categories of Enfusion’s and its subsidiaries’ material contracts, and any notices with respect to violation, termination, material decrease in the amount of business or intent not to renew those material contracts therefrom;

•

tax matters, including the absence of any actions by, or knowledge of any facts or circumstances by, Enfusion or its subsidiaries that could reasonably be expected to prevent the Corporate Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	employee benefit plans;

•	labor and employment matters;

•	insurance matters;

•	environmental matters;

•	trademarks, patents, copyrights and other intellectual property matters;

•	information technology systems;

•	artificial intelligence systems;

•	real property leased or subleased by Enfusion and its subsidiaries;

•	data security and privacy matters;

•	payment of fees to brokers in connection with the Merger Agreement;

•	the rendering of Goldman Sachs’ fairness opinion to the Enfusion Board;

•	the inapplicability of anti-takeover statutes to the Merger Agreement, the Support Agreements, the Transactions and the transactions contemplated thereby; and

•	Enfusion and its subsidiaries’ absence of ownership of any shares of capital stock of Clearwater.

In the Merger Agreement, the Buyer Parties made customary representations and warranties to Enfusion that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, good standing and authority and qualification to conduct business with respect to the Buyer Parties;

•	the Buyer Parties’ authority to enter into and perform the Merger Agreement;

•	required consents and regulatory filings in connection with the Merger Agreement and performance thereof;

•

the absence of any conflict or violation of the Buyer Parties’ organizational documents, existing contracts, applicable law or order or the resulting creation of any lien upon the Buyer Parties’ properties or assets due to the execution and delivery of the Merger Agreement and performance thereof;

•	the capital structure and capitalization of Clearwater;

•	the capital structure of Acquirer, Merger Sub and Merger Sub II;

•	the absence of any required vote or approval of holders of voting interests in the Clearwater;

•	the absence of legal proceedings and orders;

•	matters with respect to Clearwater’s financing and sufficiency of funds;

•	the Buyer Parties’ compliance with laws since January 1, 2022;

•	the Buyer Parties’ possession of necessary governmental authorizations;

•	the existence, validity and enforceability of specified categories of Clearwater’s material contracts, and absence of default under any such material contracts;

•	delivery and enforceability of the Debt Commitment Letter and the fee letter referred to in the Debt Commitment Letter;

•	the solvency of the Buyer Parties and the Surviving Corporation and their respective subsidiaries as of the Effective Time and immediately after the Closing;

•

the absence of agreements (other than those contemplated by the Merger Agreement, including the Support Agreements and the TRA Amendment) between the Buyer Parties or any of their respective affiliates, and members of Enfusion’s management or directors;

•	lack of ownership of capital stock of Enfusion;

•	payment of fees to brokers in connection with the Merger Agreement;

•

the Buyer Parties’ disclaiming of status as foreign persons (as defined by 31 C.F.R. § 800.224) and absence of foreign control (as defined by 31 C.F.R. § 800.208) resulting from the transactions contemplated by the Merger Agreement; and

•

Clearwater’s compliance with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, the rules and regulations promulgated thereunder, including the absence of any outstanding or unresolved SEC comment letter and the absence of any formal SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of Clearwater;

•	Clearwater’s financial statements;

•	Clearwater’s disclosure controls and procedures;

•	Clearwater’s internal accounting controls and procedures;

•	the conduct of the business of Clearwater and its subsidiaries in the ordinary course and the absence of any Clearwater Material Adverse Effect, in each case, since February 29, 2024;

•	the absence of specified undisclosed liabilities;

•	the inapplicability of anti-takeover statutes to the Merger Agreement, the Support Agreements, the Transactions and the transactions contemplated thereby; and

•

the absence of any actions by, or knowledge of any facts or circumstances by, Clearwater or its subsidiaries that could reasonably be expected to prevent the Corporate Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

•	the ownership and tax classification of Acquirer and Merger Sub.

Except as otherwise provided in the Merger Agreement, the representations and warranties contained in the Merger Agreement will not survive the Effective Time.

Material Adverse Effect

Some of the representations and warranties in the Merger Agreement made by Enfusion are qualified as to materiality or Enfusion Material Adverse Effect. For purposes of the Merger Agreement, “Enfusion Material Adverse Effect” means any change, effect, event, occurrence, development, condition or fact (collectively, “Effects”) that, individually or in the aggregate with all other Effects, that (i) would reasonably be expected materially impede, materially delay or prevent Enfusion’s ability to consummate the transactions contemplated by the Merger Agreement or (ii) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Enfusion and its subsidiaries, taken as a whole; provided, however, that none of the following (alone or in combination) will constitute or be taken into account in determining whether a Enfusion Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to the foregoing clause (ii):

(A)

the negotiation, execution, announcement or performance of the Merger Agreement or the pendency or consummation of the Transactions or the other transactions contemplated by the Merger Agreement (including, solely to the extent it relates to the foregoing, any loss of or adverse change in the relationship of Enfusion and its subsidiaries with their respective employees, investors, contractors, lenders, customers, technology and other partners, suppliers, vendors or governmental authorities or other third parties related thereto); provided, that no effect will be given to this clause (A) for purposes of the non-contravention representation or warranty made by Enfusion or the condition to Closing to the extent relating to such representation or warranty;

(B)

the identity of Clearwater or any of its affiliates as the acquiror of Enfusion, or any facts or circumstances concerning Clearwater or any of its affiliates, including any communication by any of them regarding plans, proposals or projections with respect to Enfusion, its subsidiaries or their employees; provided, that no effect will be given to this clause (B) or the foregoing clause (A) for purposes of the non-contravention representation or warranty made by Enfusion or the condition to Closing to the extent relating to such representation or warranty;

(C)

general business, economic or political conditions, or the capital, credit, banking, debt, financial or currency markets, in the United States or elsewhere in the world, or changes therein, including changes in interest or exchange rates or any suspension of trading in securities on the NYSE;

(D)

general conditions in any industry in which Enfusion and its subsidiaries operate or in any specific jurisdiction or geographic area in the United States or elsewhere in the world in which Enfusion and its subsidiaries operate, or changes therein;

(E)	any changes in GAAP or other accounting standards (or the enforcement or interpretation thereof) enacted after the date of the Merger Agreement;

(F)

any changes in applicable law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any applicable law (or the enforcement or interpretation thereof) by any governmental authority, or any panel or advisory body empowered or appointed thereby, in each case, enacted after the date of the Merger Agreement;

(G)

the taking of any action, or refraining from taking any action, in each case at the express written direction of Clearwater, Acquirer, Merger Sub or Merger Sub II or as expressly required by the Merger Agreement;

(H)

any claim, demand, or other proceeding (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving Enfusion, the Enfusion Board, any committee thereof and/or any of the Enfusion’s directors or officers relating directly or indirectly to the Merger Agreement, the Transactions or any related transaction prior to the Effective Time or any demand or proceeding for appraisal or the fair value of any shares of Enfusion Common Stock and Enfusion Class B Common Stock pursuant to the DGCL in connection with the Merger Agreement;

(I)

any outbreak, continuation or escalation of acts of terrorism, hostilities, sabotage or war (whether or not declared, including the Russian-Ukrainian and Israeli-Palestinian conflicts, and escalations and effects thereof), hurricanes, volcanoes, tornados, floods, earthquakes, tsunamis, mudslides, weather-related events, epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events, fires or natural or man-made disaster or act of God, including any worsening of such conditions existing as of the date of the Merger Agreement; or

(J)

any failure by Enfusion to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by Enfusion or any third parties), any change in Enfusion’s credit ratings, or any change in the price or trading volume of shares of Enfusion Common Stock (the underlying causes of such failures or changes in this clause (J) may be taken into account in determining whether a Enfusion Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition);

provided that in the case of clauses (C), (D), (E), (F) and (I), any Effect may be taken into account in determining whether or not there has been a Enfusion Material Adverse Effect, but only to the extent such Effect has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on Enfusion and its subsidiaries, taken as a whole, as compared to other similarly situated participants in the industry in which Enfusion and its subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Enfusion Material Adverse Effect.

“Clearwater Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, that (i) would reasonably be expected materially impede, materially delay or prevent the Buyer Parties’ ability to consummate the transactions contemplated by the Merger Agreement or (ii) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Clearwater and its subsidiaries, taken as a whole; provided, however, that none of the following (alone or in combination) will constitute or be taken into account in determining whether a Clearwater Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to the foregoing clause (ii):

(A)

the negotiation, execution, announcement or performance of the Merger Agreement or the pendency or consummation of the Transactions or the other transactions contemplated by the Merger Agreement (including, solely to the extent it relates to the foregoing, any loss of or adverse change in the relationship of Clearwater and its subsidiaries with their respective employees, investors, contractors, lenders, customers, technology and other partners, suppliers, vendors or governmental authorities or other third parties related thereto); provided, that no effect will be given to this clause (A) for purposes of the non-contravention representation or warranty made by Clearwater or the condition to Closing to the extent relating to such representation or warranty;

(B)

general business, economic or political conditions, or the capital, credit, banking, debt, financial or currency markets, in the United States or elsewhere in the world, or changes therein, including changes in interest or exchange rates or any suspension of trading in securities on the NYSE;

(C)

general conditions in any industry in which Clearwater and its subsidiaries operate or in any specific jurisdiction or geographic area in the United States or elsewhere in the world in which Clearwater and its subsidiaries operate, or changes therein;

(D)	any changes in GAAP or other accounting standards (or the enforcement or interpretation thereof) enacted after the date of the Merger Agreement;

(E)

any changes in applicable law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any applicable law (or the enforcement or interpretation thereof) by any governmental authority, or any panel or advisory body empowered or appointed thereby, in each case, enacted after the date of the Merger Agreement;

(F)	the taking of any action, or refraining from taking any action, in each case at the express written direction of Enfusion or as expressly required by the Merger Agreement;

(G)

any outbreak, continuation or escalation of acts of terrorism, hostilities, sabotage or war (whether or not declared, including the Russian-Ukrainian and Israeli-Palestinian conflicts, and escalations and effects thereof), hurricanes, volcanoes, tornados, floods, earthquakes, tsunamis, mudslides, weather-related events, epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events, fires or natural or man-made disaster or act of God, including any worsening of such conditions existing as of the date of the Merger Agreement; or

(H)

any failure by Clearwater to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by Clearwater or any third parties), any change in Clearwater’s credit ratings, or any change in the price or trading volume of shares of Clearwater Common Stock (the underlying causes of such failures or changes in this clause (J) may be taken into account in determining whether a Clearwater Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition);

provided that in the case of clauses (B), (D), (E) and (G), any Effect may be taken into account in determining whether or not there has been a Clearwater Material Adverse Effect, but only to the extent such Effect has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on Enfusion and its subsidiaries, taken as a whole, as compared to other similarly situated participants in the industry in which Enfusion and its subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Clearwater Material Adverse Effect.

Conduct of Business of Enfusion Prior to Completion of the Transactions

For purposes of this Proxy Statement/Prospectus and the Merger Agreement:

“Enfusion Employee Plan” means (i) each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, (ii) each employment, severance or similar contract, plan, arrangement, or policy and (iii) each other plan or arrangement providing for compensation or benefits (including variable cash compensation and sales commissions), incentive, bonuses, profit-sharing, stock, stock option or other equity-related rights (including restricted stock units and stock purchase rights) or other forms of incentive or deferred compensation, health or medical care and benefits, employee assistance program, education or tuition assistance programs, disability, hospitalization, death or sick leave benefits, supplemental unemployment benefits, severance benefits, post-employment or retirement benefits, termination, change in control, retention, pension, savings, vacation, cafeteria, dependent care, and other similar fringe or similar employee benefit contract, plan, arrangement, agreement or policy (whether or not written and whether or not funded), that, in each case, is maintained, administered, contributed to or required to be contributed to by Enfusion or any subsidiary of Enfusion for the benefit of any current or former employees, officers or directors of Enfusion or any subsidiary of Enfusion or with respect to which any current or potential liability is borne by Enfusion or any subsidiary of Enfusion, excluding (i) any benefit plan maintained by a governmental authority, and (ii) any statutory benefits (or related benefit plan) mandated by applicable law.

“Enfusion Equity Awards” means the Enfusion Stock Options, the Enfusion RSUs and the Enfusion PSUs.

“Enfusion PSUs” means each restricted stock unit covering shares of Enfusion Common Stock and Enfusion Class B Common Stock outstanding immediately prior to the Effective Time that is subject in whole or in part to performance-based vesting conditions, including performance goals or metrics, that was granted under the Enfusion Stock Plan.

“Enfusion RSU” means each restricted stock unit covering shares of Enfusion Common Stock and Enfusion Class B Common Stock outstanding immediately prior to the Effective Time that is subject to vesting conditions based solely on continued employment or service that was granted under the Enfusion Stock Plan.

“Enfusion Securities” means (i) shares of capital stock or voting securities of the Enfusion, (ii) securities of Enfusion convertible into or exchangeable for shares of capital stock or voting securities of Enfusion, (iii) subscriptions, options, warrants or other rights or arrangements to acquire from Enfusion, or other obligations or commitments of Enfusion to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, Enfusion, (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, profits interests, equity-based or “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, Enfusion.

“Enfusion Stock Option” means each option to purchase shares of Enfusion Common Stock and Enfusion Class B Common Stock granted under the Enfusion Stock Plan.

“Enfusion Stock Plan” means the 2021 Stock Options and Incentive Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

“Foreign Employee Plan” means any Enfusion Employee Plan that is maintained pursuant to or is subject to the laws of a country other than the United States, or provides compensation or benefits to participants providing services primarily outside of the United States.

Covenants of Enfusion Prior to Completion of the Transactions

The Merger Agreement provides that, except for matters (i) required, expressly permitted or expressly contemplated by the Merger Agreement, (ii) set forth in Enfusion’s confidential disclosure schedules to the Merger Agreement (the “Enfusion Disclosure Schedules”), (iii) required by applicable law or (iv) undertaken with the prior written consent of Clearwater (which consent will not be unreasonably withheld, conditioned or delayed and provided that the failure of Clearwater to respond to a request in writing for consent within five business days after receipt thereof will be deemed to constitute consent), Enfusion will, and will cause each of its subsidiaries to:

•	use commercially reasonable efforts to conduct its business in the ordinary course; and

•

use commercially reasonable efforts to preserve the present business operations, organization and goodwill of Enfusion and its subsidiaries, including using commercially reasonable efforts to retain the services of key employees of Enfusion and its subsidiaries and preserve their relationships with, and the goodwill of, clients, vendors, and other Persons with whom Enfusion or its subsidiaries have a material business relationship.

In addition, Enfusion has also agreed that, except for matters (i) required, expressly permitted or expressly contemplated by the Merger Agreement, (ii) set forth in the Enfusion Disclosure Schedules, (iii) required by applicable law or (iv) undertaken with the prior written consent of Clearwater (which consent will not be unreasonably withheld, conditioned or delayed and provided that the failure of Clearwater to respond to a request in writing for consent within five business days after receipt thereof will be deemed to constitute consent), Enfusion will not, and will cause each of its subsidiaries not to, among other things:

•

amend (including by merger, consolidation or otherwise) Enfusion’s certificate of incorporation or by-laws or Enfusion OpCo’s operating agreement (the “Operating Agreement”) or the organizational or governing documents of any subsidiary;

•

(1) declare, set aside or pay any dividend or other distribution in respect of, or enter into any agreement with respect to the voting of, any capital stock of Enfusion or any of its subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of Enfusion to its Clearwater, (2) modify or repeal the terms of any shares of Enfusion’s capital stock or other equity or voting interest or (3) pledge or encumber any shares of capital stock or other equity voting interest or cause or permit the same to be subjected to any other lien;

•

(1) split, combine, adjust, subdivide or reclassify any capital stock or other equity interest or voting interest of Enfusion or its subsidiaries, (2) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of Enfusion or equity interests or voting interests of any of its subsidiaries or (3) purchase, redeem or otherwise acquire any capital stock, options, warrants, restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights of Enfusion;

•

issue, deliver, sell, dispose or grant any Enfusion Securities, other than (1) the issuance of shares of Enfusion Common Stock and Enfusion Class B Common Stock upon the exercise of Enfusion Stock Options or the settlement of Enfusion RSUs or Enfusion PSUs, in all cases, that are outstanding on the date of the Merger Agreement and in accordance with the applicable terms of the Enfusion Stock Plan and such Enfusion Equity Award, (2) grants or awards of Enfusion Securities required to be made pursuant to the terms of Enfusion Employee Plans in effect as of the date of the Merger Agreement, (3) the issuance of shares of Enfusion Common Stock and Enfusion Class B Common Stock pursuant to the ESPP in accordance with its terms, subject to the limitations of the Merger Agreement, or (4) the issuance of shares of Enfusion Common Stock and Enfusion Class B Common Stock upon the settlement of exchanges of shares of Enfusion Class B Common Stock and Enfusion Common Units pursuant to Article XII of the Operating Agreement.

•	amend or otherwise modify any of the terms of any outstanding Enfusion Equity Awards;

•

adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, merger, consolidation, division, statutory conversion or domestication, share exchange, business combination, reorganization or recapitalization of Enfusion or any of its subsidiaries;

•

(1) increase or commit to increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to Enfusion’s or any of its subsidiaries’ current and former directors, officers, employees, or other non-employee service providers, except (x) as required to be made pursuant to the terms of any Enfusion Employee Plan in effect on the date of the Merger Agreement or (y) pursuant to actions taken to effectuate the treatment of the Enfusion Equity Awards and the ESPP pursuant to the Merger Agreement, including any amendments to the ESPP, (2) become a party to, establish, adopt, amend, commence participation in or terminate any Enfusion Employee Plan or any arrangement that would have been a Enfusion Employee Plan had it been entered into prior to the Merger Agreement (other than with respect to renewal of welfare benefit plans in the ordinary course of business), (3) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund in any other way to secure the payment, of compensation or benefits under any Enfusion Employee Plan, (4) change any actuarial or other assumptions used to calculate funding obligations with respect to any Enfusion Employee Plan that is required by applicable law to be funded, except for any such changes that are required by GAAP (or, in the case of a Foreign Employee Plan, the applicable financial reporting standards) or (5) make any grants under the Enfusion Stock Plan or grant or commit to grant any change in control, transaction, retention, severance or termination pay, or similar incentive to (or amend any such existing arrangement with) any current or former directors, officers, employees, or other non-employee service providers of Enfusion or its subsidiaries;

•

hire, engage, or terminate (other than for cause) the employment/engagement of any employee or independent contractor with base salary (in the case of employees) or annual compensation (in the case of independent contractors) in excess of $200,000;

•	waive or release any restrictive covenant obligation of any current or former employee or independent contractor;

•

(1) recognize or certify any labor union, labor organization, works council, group of employees, or similar entity as the bargaining representative for any employees of Enfusion or its subsidiaries or (2) enter into, terminate, modify, negotiate, or enter into any collective bargaining agreement or other similar agreement with any labor union, labor organization, works council or other similar employee representative;

•

implement or announce any “plant closings,” “mass layoffs” or other action which would trigger the notice requirements pursuant to the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101, et seq. or any similar state or local applicable law;

•

acquire any division, properties, business, assets or capital stock of any person or division thereof, other than one or more acquisitions in the ordinary course of business (1) of inventory, supplies, intellectual property assets, raw materials, equipment or similar assets or (2) that, individually or in the aggregate, involve a purchase price of not more than $750,000 individually or $3,500,000 in the aggregate;

•

sell, assign, lease, license, abandon, allow to lapse or expire, pledge, transfer, subject to any lien or otherwise dispose of any Company Licensed Intellectual Property (as defined in the Merger Agreement) or Company Owned Intellectual Property (as defined in the Merger Agreement), including granting to any Person any rights under or with respect to any Company Owned Intellectual Property or any material assets or material properties of Enfusion or its subsidiaries except (1) pursuant to contracts or commitments existing as of the date of the Merger Agreement, (2) non-exclusive licenses of Enfusion intellectual property to customers, contractors, and other partners or suppliers of Enfusion and its subsidiaries in the ordinary course of business, (3) sales of inventory or used equipment in the ordinary course of business, (4) permitted liens, or (5) non-material Company Owned Intellectual Property or domain names included in the Company Licensed Intellectual Property that Enfusion or any of its subsidiaries has permitted to expire or has canceled or abandoned in its reasonable business judgment;

•

change any of the accounting methods used by Enfusion materially affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in Enfusion’s reports filed with the SEC prior to the date of the Merger Agreement;

•

(1) make (other than tax elections made in the ordinary course), change or revoke any material tax election, (2) change or adopt any tax accounting period or method, (3) file any material amended tax return, (4) fail to pay taxes when due and payable (including estimated tax payments), (5) enter into any closing agreement, (6) settle or compromise any audit or other proceeding with respect to any tax claim or assessment, (7) surrender any right to claim a material tax refund, offset or other reduction in tax liability, (8) request any ruling with respect to taxes, (9) consent to any extension or waiver of the limitation period applicable to any taxes or (10) enter into a voluntary disclosure or similar agreement;

•

except for borrowings under Enfusion’s credit facility and except for intercompany loans solely between Enfusion and any of its wholly-owned subsidiaries or between any of its wholly-owned subsidiaries, in each case made in the ordinary course of business, incur, assume, guarantee or otherwise become liable for additional indebtedness for borrowed money or issue or sell debt securities or warrants or other rights to acquire any debt securities, or assume, guarantee or endorse any indebtedness for borrowed money of any person (other than a wholly owned subsidiary of Enfusion) in excess of $1,000,000 individually or $3,500,000 in the aggregate;

•

(1) enter into any contract that would have been a Material Contract (as defined in the Merger Agreement) if it had been entered into prior to the date of the Merger Agreement, (2) renew or extend any Material Contract, other than renewals or extensions of any expiring contracts without material adverse changes of terms with respect to Enfusion or its subsidiaries (ordinary-course, non-material changes to monetary expenditures under any such contracts will not be deemed to be a material adverse change of terms for this purpose) or (3) modify or amend in any material respect or terminate any Material Contract or waive any material right, claim, remedy or default under any Material Contract, except, in each case, in the ordinary course of business;

•

settle, release, waive or compromise any pending or threatened proceeding for an amount (net of insurance proceeds) in excess of $625,000 individually or $2,500,000 in the aggregate (other than settlements of any proceedings for an amount not in excess of the amount, if any, reflected or reserved in the balance sheet (or the notes thereto) of Enfusion), in each case, that do not involve (1) the imposition of any restrictions on the business or operations of Enfusion or any of its subsidiaries or, following the Closing, Clearwater or any of its subsidiaries, and (2) any criminal liability, any admission of material wrongdoing or any wrongful conduct by Enfusion or any of its subsidiaries;

•

make or forgive any loans, advances or capital contributions to, any other person, except for (1) advances to directors, officers and other employees for travel and other business-related expenses, in each case, in the ordinary course of business, and (2) loans, advances or capital contributions to, any direct or indirect wholly owned subsidiaries of Enfusion in the ordinary course of business;

•	make any capital expenditures in excess of $1,000,000 (other than the capitalization of software development incurred in the ordinary course of business);

•

adopt a rights plan, “poison pill” or similar arrangement that is, or at the Effective Time will be, applicable to the Merger Agreement, the Transactions or the other transactions contemplated thereby;

•

engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of Enfusion or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

•	(1) amend the terms of the TRA or the TRA Amendment, or (2) make any payment to any TRA Party under the TRA, in each case of clauses (1) and (2), except as set forth in the TRA Amendment; or

•	authorize, commit or agree to take any of the foregoing actions.

No Solicitation of Other Offers by Enfusion

For purposes of this Proxy Statement/Prospectus and the Merger Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality and use terms not materially less restrictive in the aggregate to the counterparty thereto than the confidentiality and use terms of the Confidentiality Agreement (as defined in the Merger Agreement) (such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement will contain provisions that permit Enfusion to comply with the provisions of Article VI of the Merger Agreement.

“Acquisition Proposal” means any inquiry, offer or proposal from any third party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of 20% or more of the voting power of the capital stock of Enfusion and its subsidiaries (including securities convertible into or exercisable or exchangeable for equity or voting securities), or any tender offer, exchange offer, share issuance or other similar transaction that, if consummated, would result in any third party beneficially owning 20% or more of the voting power of the capital stock of Enfusion and its subsidiaries (including securities convertible into or exercisable or exchangeable for equity or voting securities), (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving Enfusion or any of its subsidiaries, pursuant to which a third party would (x) acquire, directly or indirectly, 20% or more of the consolidated revenues or income or fair market value of the consolidated assets of Enfusion and its subsidiaries, taken as a whole or (y) beneficially own 20% of the voting power of the capital stock of Enfusion (including securities convertible into or exercisable or exchangeable for equity or voting securities), (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Enfusion or any of its subsidiaries, the business of which constitutes 20% or more of the consolidated revenues or income or fair market value of the consolidated assets of Enfusion and its subsidiaries, taken as a whole, (iv) any direct or indirect merger, consolidation, share exchange, business combination, joint venture, partnership, recapitalization, reorganization or other similar transaction involving Enfusion or any of its subsidiaries, or the surviving entity in such transaction, or resulting direct or indirect Clearwater entity of Enfusion, any of its subsidiaries or the surviving entity in such transaction, pursuant to which the Enfusion Stockholders immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (v) any combination of the foregoing.

“Intervening Event” means a material positive fact, event, change, development or circumstance with respect to Enfusion and its subsidiaries or the business of Enfusion and its subsidiaries, taken as a whole, not known, or reasonably foreseeable or expected, by the Special Committee as of or prior to the date of the Merger Agreement; provided, that in no event will any Effect that results from, involves or relates to any of the following give rise to an Intervening Event: (i) the receipt of an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto; (ii) the announcement or performance of the Merger Agreement or the pendency or consummation of the Transactions or the other transactions contemplated by the Merger Agreement; or the identity of Clearwater or any of its affiliates as the acquiror of Enfusion, or any facts or circumstances concerning Clearwater or any of its affiliates, including any communication by any of them regarding plans, proposals or projections with respect to Enfusion, its subsidiaries or their respective employees; (iii) any change, in and of itself, in the price or trading volume of shares of Enfusion Common Stock (although for purposes of clarity, any underlying Effect, with respect to this clause (iii) relating to or causing such change may be considered, along with the effects or consequences thereof to the extent not otherwise excluded from this definition); or (iv) the fact, in and of itself, that Enfusion has exceeded or met internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by Enfusion or any third parties) for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement (although for purposes of clarity, any underlying Effect relating to or causing such material improvement or improvements may be considered, along with the effects or consequences thereof to the extent not otherwise excluded from this definition).

“Superior Proposal” means any bona fide written Acquisition Proposal that did not result from or involve any material breach or violation of the no-shop provisions of the Merger Agreement and the Special Committee or any committee thereof determines in good faith (after consultation with, and upon the advice of, Goldman Sachs & Co. LLC or another independent financial advisor of nationally recognized reputation (an “Enfusion Financial Advisor”) and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal (including likelihood of consummation and certainty of closing), (i) is reasonably capable of being consummated in accordance with its terms and (ii) would, if consummated in accordance with its terms, result in a transaction that is more favorable to Enfusion Stockholders from a financial point of view than the Transactions (after taking into account any revisions to the terms of the Merger Agreement proposed by Clearwater in writing prior to the time of such determination); provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” or “less than 80%” will be deemed to be references to “more than 50%” or “less than 50%,” respectively.

No-Shop Period

From the date of the Merger Agreement until the earlier to occur of the Effective Time or the termination of the Merger Agreement, Enfusion will not, and will cause its subsidiaries not to, nor will Enfusion authorize or permit any of its representatives or any of its subsidiaries’ representatives to and Enfusion will direct its representatives and its subsidiaries’ representatives not to, directly or indirectly (other than with respect to the Buyer Parties):

•

solicit, assist, initiate, propose, induce the making, submission or announcement of, or otherwise knowingly encourage or facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal;

•

authorize, engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an any inquiries, proposals or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal;

•

furnish to any third party any information or provide to any third party access to the businesses, properties, assets, books, records or personnel of Enfusion or any of its subsidiaries, in each case for the purpose of encouraging or facilitating any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal;

•	approve, endorse or recommend an Acquisition Proposal, or publicly propose to accept, approve endorse or recommend any publicly announced Acquisition Proposal;

•

approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, or other similar contract (other than an Acceptable Confidentiality Agreement, or such other permitted confidentiality agreement pursuant to no-shop provisions of the Merger Agreement) with respect to an Acquisition Proposal; or

•	propose, resolve, authorize, agree or commit to do any of the foregoing.

In addition, from the date of the Merger Agreement until the earlier to occur of the Effective Time or the termination of the Merger Agreement, Enfusion will, and will cause its subsidiaries to, and will direct Enfusion’s and its subsidiaries’ representatives to, promptly after the execution and delivery of the Merger Agreement: (1) in any event within 24 hours of the execution and delivery of the Merger Agreement, cease and terminate any existing discussions, communications or negotiations with any third party, theretofore conducted by Enfusion, its subsidiaries or their respective representatives with respect to an Acquisition Proposal and terminate all access of any third party to any physical or electronic data room (or other diligence access) maintained by Enfusion or its representatives and (2) in any event within three business days after the execution and delivery of the Merger Agreement, distribute written demand for the return or destruction of all copies of any confidential information regarding Enfusion or any of its subsidiaries provided to any third party (including prior to the date of the Merger Agreement) in accordance with the terms of the confidentiality agreement with such third party.

Notwithstanding these restrictions, if, at any time on or after the date of the Merger Agreement, but prior to obtaining the Stockholder Approval, (1) Enfusion receives a written Acquisition Proposal from a third party, (2) such Acquisition Proposal did not result from a material breach of the no-shop provisions of the Merger Agreement and (3) the Special Committee determines in good faith, after consultation with an Enfusion Financial Advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and that the failure to take the actions contemplated by the following clauses (x) or (y) would be inconsistent with the Special Committee’s fiduciary duties under applicable law, then Enfusion or the Special Committee, directly or indirectly through one or more of their representatives, may, subject to applicable law, (x) furnish information and data with respect to Enfusion and its subsidiaries to the third party making such Acquisition Proposal and afford such third party access to the businesses, properties, assets and personnel of Enfusion and its subsidiaries and (y) enter into, maintain and participate in discussions or negotiations with the third party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations (including by entering into an Acceptable Confidentiality Agreement with such third party for the purpose of receiving non-public information relating to such third party); provided, however, that Enfusion (1) will not, and will cause its subsidiaries not to and will not permit its or their representatives to and will direct its and their representatives not to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement and (2) will provide to Clearwater any non-public information concerning Enfusion or its subsidiaries provided to such third party, which was not previously provided to Clearwater, substantially concurrently with such time it is provided to such third party.

From and after the date of the Merger Agreement, Enfusion will promptly (and in any event within 24 hours) notify Clearwater of Enfusion’s receipt of any Acquisition Proposal and the identity of the Person making such Acquisition Proposal. Enfusion will thereafter keep Clearwater reasonably informed on a prompt basis (and in any event within 24 hours) of the status of any material developments regarding any such Acquisition Proposal and promptly provide Clearwater with copies of all documentation (as well as written summaries of any material oral communications relating to the terms and conditions of such Acquisition Proposal) received by Enfusion and its subsidiaries and their representatives relating to such Acquisition Proposal (and in any event within 24 hours of receipt thereof).

Change of Recommendation

As described above, and subject to the provisions described below, the Enfusion Board and Special Committee have made the recommendation that Enfusion Stockholders vote “FOR” the proposal to adopt the Merger Agreement. The Merger Agreement prohibits the Enfusion Board (or any committee thereof, including the Special Committee) from effecting an Adverse Recommendation Change (as defined below) except as described below.

Neither the Enfusion Board nor any committee thereof, including the Special Committee, will take any of the following actions (any such action, an “Adverse Recommendation Change”):

•

fail to make, withhold, withdraw, amend or qualify, or publicly propose to withhold, withdraw, amend, or qualify, the recommendation that the Enfusion Stockholders adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger (the “Enfusion Recommendation”);

•	authorize, adopt, approve, endorse or recommend, or publicly propose to authorize, adopt, approve, endorse or recommend, an Acquisition Proposal;

•

fail to recommend against acceptance of any third party tender offer or exchange offer for the shares of Enfusion Common Stock and Enfusion Class B Common Stock within 10 business days after commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such offer (or if the Special Meeting is scheduled to be held within 10 business days from the date of such commencement, promptly and in any event prior to the date that is one business day before the date on which the Special Meeting is scheduled to be held);

•

adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, or cause or permit Enfusion or any of its subsidiaries to execute or enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, or other similar agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement, or such other permitted confidentiality agreement under the Merger Agreement);

•

fail to publicly reaffirm the Enfusion Recommendation within five business days after Clearwater so requests in writing (or, if the Special Meeting is scheduled to be held within five business days of such request, within one business day after such request and, in any event, prior to the date of the Special Meeting), provided that Clearwater may make such a request no more than one time per Acquisition Proposal (if such Acquisition Proposal is amended or modified, Clearwater may make such an additional request pursuant to this clause with respect to such amended or modified Acquisition Proposal);

•	fail to include the Enfusion Recommendation in this Proxy Statement/Prospectus; or

•	resolve or publicly propose to take any action described in the above.

Notwithstanding the restrictions described above, at any time prior to obtaining the Stockholder Approval, the Special Committee, may (1) make an Adverse Recommendation Change in response to either a Superior Proposal or an Intervening Event and/or (2) in the case of a Superior Proposal, cause Enfusion to validly terminate the Merger Agreement in accordance with the termination provisions of the Merger Agreement and authorize Enfusion to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal, if it determines in good faith (after consultation with an Enfusion Financial Advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law.

In the case of a Superior Proposal, (1) no Adverse Recommendation Change may be made and (2) no termination of the Merger Agreement may be made:

•

until after the fifth business day following written notice from Enfusion advising Clearwater that the Enfusion Board or any committee thereof, intends to make an Adverse Recommendation Change and/or validly terminate the Merger Agreement and specifying the reasons therefor (and any amendment, modification or change to the financial terms or any material amendments, modification or change to any other term of such Superior Proposal will require a new notice, which will require a new notice period of three business days);

•

unless during such five business day period (or three business day period following an amended, modified or changed proposal), Enfusion will, and will make its representatives available to, to the extent requested by Clearwater, discuss and negotiate with Clearwater in good faith to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Enfusion Board or the Special Committee, to maintain the Enfusion Recommendation and not make an Adverse Recommendation Change or validly terminate the Merger Agreement; and

•

no earlier than the end of such five business day period (or three business day period following an amended, modified or changed proposal), the Special Committee determines in good faith, after consultation with an Enfusion Financial Advisor and outside legal counsel, after considering any amendments to the terms and conditions of the Merger Agreement proposed by Clearwater in a binding written offer irrevocably made by Clearwater during such five business day period (or three business day period following an amended, modified or changed proposal), that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and that such Acquisition Proposal continues to constitute a Superior Proposal.

In the case of an Intervening Event, no Adverse Recommendation Change may be made:

•

until after the fifth business day following written notice from Enfusion advising Clearwater that the Enfusion Board or the Special Committee intends to take such action and specifying the material facts underlying the determination by the Enfusion Board or the Special Committee that an Intervening Event has occurred, and the reason for the Adverse Recommendation Change, in reasonable detail;

•

unless during such five business day period, Enfusion will, and will make its representatives available to, to the extent requested by Clearwater, discuss and negotiate with Clearwater in good faith to enable Clearwater to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change; and

•

unless, prior to the expiration of such five business day period, the Special Committee determines in good faith, taking into consideration any amendments to the Merger Agreement proposed in writing by Clearwater (after consultation an Enfusion Financial Advisor and outside legal counsel), that the failure to effect an Adverse Recommendation Change would still be inconsistent with its fiduciary duties under applicable law.

Nothing contained in the Merger Agreement will prohibit the Enfusion from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to Enfusion Stockholders if, the Enfusion Board or any committee thereof determines in good faith, after consultation with outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable law or any disclosure requirements under applicable law, or (iii) making any disclosure that constitutes a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d- 9(f) promulgated under the Exchange Act, in each case, so long as any such disclosure does not include any statement that constitutes an Adverse Recommendation Change.

Financing Cooperation

Each of Clearwater and Clearwater Analytics, LLC (“Clearwater LLC”) will use its reasonable best efforts to, and will cause each of its subsidiaries and representatives to use reasonable best efforts to, take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and subject to the conditions described in the debt commitment letter, dated as of the date of the Merger Agreement (together with all exhibits, annexes, schedules and term sheets attached thereto, the “Debt Commitment Letter”) and/or the fee letter referred to in the Debt Commitment Letter, including using reasonable best efforts to maintain in full force and effect the Debt Commitment Letter until the Closing, satisfy all applicable conditions to funding of the Debt Financing that are within its or their control, negotiate and enter into definitive agreements with respect to the Debt Financing and consummate the Debt Financing at or prior to the Closing. Without Enfusion’s prior written consent, Clearwater and Clearwater LLC will not permit or agree to any termination of or amendment to, or grant a waiver of any provision under, the Debt Commitment Letter if such amendment or waiver will or would be reasonably expected to, as applicable, have certain negative impacts on the certainty of the Closing as specified in the Merger Agreement, including reducing the aggregate amount of the Debt Financing below a certain required amount and imposing new conditions or expanding existing conditions to the Debt Financing that would reasonably be expected to materially delay or prevent the Closing. Upon prior written request by Enfusion, Clearwater will keep Enfusion informed on a reasonably current basis and in reasonable detail of the status of the Debt Financing and will promptly notify Enfusion of certain other material events specified in the Merger Agreement, including termination of the Debt Commitment Letter or material defaults or material breach of the terms or conditions set forth therein. If any portion of the Debt Financing becomes unavailable on the terms and conditions in the Debt Commitment Letter, Clearwater will use its reasonable best efforts to arrange and obtain an alternative financing subject to the terms and conditions specified in the Merger Agreement.

Prior to the Closing, Enfusion will use its reasonable best efforts to, and will cause its subsidiaries and representatives to use reasonable best efforts to, provide such cooperation as is customary, required and reasonably requested by Clearwater in connection with the obtaining and arranging of the Debt Financing, including using reasonable best efforts to assist in preparing marketing materials, participate in lender meetings, road shows and other similar meetings, provide historical financial statements and financial and other pertinent information required in connection with the Debt Financing and facilitate or provide information for negotiation and execution of the definitive agreements with respect to the Debt Financing. Such cooperation is subject to certain exceptions and limitations specified in the Merger Agreement.

Obtaining any financing (including the Debt Financing) is not a condition to the Closing.

Employee Matters

For a period of one year following the Closing Date, Clearwater has agreed to provide each employee of Enfusion and its subsidiaries who continues employment with Clearwater or any of its subsidiaries following the Effective Time (each, a “continuing employee”), subject to continued employment with Clearwater or any of its subsidiaries, with:

•

an annual base salary or base hourly wage rate that is no less favorable than the annual base salary or base hourly wage rate for which such continuing employee was eligible immediately prior to the Effective Time;

•

target cash incentive compensation opportunities, including commissions, but excluding retention, long-term incentive compensation, change in control, transaction or other one-time or special bonus opportunities and equity or equity-based incentive compensation, in an amount no less favorable than such opportunities that such continuing employee was eligible for immediately prior to the Effective Time; and

•

employee benefits, including severance benefits that would have been provided to such continuing employee under the applicable severance benefit plans, programs, policies, agreements and arrangements of Enfusion, defined contribution retirement, health and welfare, vacation and sick or other paid leave and remote working options, but excluding defined benefit pension, equity or equity-based, nonqualified deferred compensation, change in control, retention or retiree health or welfare benefits, that are either, in Clearwater’s discretion, substantially comparable in the aggregate to those provided to such continuing employee immediately prior to the Effective Time or no less favorable in the aggregate than those provided to similarly situated employees of Clearwater or any of its subsidiaries.

In addition, from and after the Effective Time, Clearwater will:

•

use reasonable best efforts to give credit under each compensation, severance, retirement, vacation, paid time off, fringe or other welfare benefit plan, program and arrangement of Clearwater and its subsidiaries, other than with respect to any equity compensation plan (the “post-closing plans”), to continuing employees for all service prior to the Effective Time with Enfusion for purposes of eligibility to participate, levels of benefits and vesting and to the same extent for which such service was taken into account or recognized by Enfusion, but not to the extent crediting such service would result in duplication of benefits and not for purposes of accruals under any defined benefit plans or frozen plans or plans that provides benefits to a grandfathered population;

•	assume any and all vacation and paid time off balances of continuing employees, and assume all costs and notice obligations incurred in connection with terminations of non-continuing employees; and

•

for the purposes of each post-closing plan that provides health benefits to any continuing employee in the year in which the closing occurs, use its reasonable best efforts to (i) waive all limitations as to pre-existing and at-work conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements for such continuing employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Enfusion benefit plans and (ii) credit each continuing employee and their eligible dependents with deductible payments and co-payments incurred by such continuing employee and their covered dependents prior to the Effective Time.

If requested in writing by Clearwater no later than ten business days prior to the Effective Time, Enfusion will adopt written resolutions to terminate, effective as of no later than immediately before the Closing Date, any Enfusion benefit plan sponsored by Enfusion or its subsidiaries that is intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

Prior to making any written or oral communications intended for broad-based or general distributions to continuing employees pertaining to compensation or benefit matters that are affected by the Merger Agreement, Enfusion will provide Clearwater with a copy of the intended communication.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that, for six years after the Effective Time, the Surviving Corporation will, and Clearwater will cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts, errors or omissions occurring prior to the Effective Time covering each such person currently covered by Enfusion’s and its subsidiaries’ officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. Neither Clearwater nor the Surviving Corporation will be obligated to pay annual premiums in excess of 300% of the amount per annum Enfusion paid in its last full fiscal year, and if such premiums for such insurance at any time exceeds such amount, then the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to such amount.

Enfusion (with the prior written consent of Clearwater) may also purchase prepaid “tail” or “runoff” policies for any other “claims-made” liability insurance coverage, including employment practices liability, professional liability and cyber and data security liability coverages; provided that such premiums for such insurance do not exceed 300% of the amount per annum Enfusion paid in its last full fiscal year with respect to each such coverage. If any such prepaid policies have been obtained by Enfusion (with the prior written consent of Clearwater) prior to the Effective Time, the Surviving Corporation will (and Clearwater will cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

From and after the Effective Time for six years, the Surviving Corporation will: (1) indemnify (including advancement of expenses within five business days of receipt by the Surviving Corporation of a bona fide request therefor) and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Enfusion (each an “Indemnified Party”) for all reasonable and documented costs and expenses (including fees and expenses of legal counsel) imposed upon or incurred by such Indemnified Party in connection with or arising out of any action, suit or other proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened by reason of the fact that such Indemnified Party is or was a director or officer of Enfusion or, while serving as a director or officer of Enfusion, is or was serving at the request of Enfusion as a director, officer, employee, agent, trustee or fiduciary of any of Enfusion’s subsidiaries or another Person, in each case, at or before the Effective Time to the fullest extent permitted under applicable law and to the extent such Indemnified Party is entitled to indemnification from Enfusion on the date of the Merger Agreement pursuant to the organizational documents of Enfusion or any indemnification agreement in effect as of the date of the Merger Agreement and (2) fulfill and honor in all respects the obligations of Enfusion pursuant to each indemnification agreement between Enfusion and any Indemnified Party set forth in the Enfusion Disclosure Schedules and any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the certificate of incorporation or by-laws of Enfusion, in each case, as in effect on the date of the Merger Agreement; provided that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period will continue until the final disposition of such claim.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Clearwater will cause the Surviving Corporation to) cause the organizational documents of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to those subject to those provisions as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of Enfusion as of the date of the Merger Agreement.

In addition, if the Surviving Corporation or any of its successors or assigns (1) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (2) transfers or conveys all or substantially all of its properties and assets to any person, then the successors and assigns of the Surviving Corporation will assume the above obligations.

For more information, please refer to the section of this Proxy Statement/Prospectus titled “The Transactions—Interests of Enfusion’s Directors and Executive Officers in the Transactions.”

Conditions to the Transactions

The obligation of each of the Buyer Parties and Enfusion to consummate the Transactions is subject to the satisfaction or waiver (where permissible pursuant to applicable law), at or prior to Closing, of each of the following conditions:

•	the obtaining of the Stockholder Approval;

•

no governmental authority having jurisdiction over the transactions contemplated by the Merger Agreement will have issued any order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the Closing and no applicable law that makes consummation of the Transactions illegal or otherwise prohibited will be in effect;

•

the expiration or termination of the applicable waiting period under the HSR Act (which waiting period expired at 11:59 p.m., Eastern time, on February 24, 2025) and any agreement with any governmental authority not to consummate the Merger (the “Regulatory Approval”);

•	the effectiveness of this Form S-4 and the absence of any stop order suspending the effectiveness of this Form S-4;

•	the approval for listing for trading on the NYSE of Clearwater Common Stock to be issued pursuant to the Merger Agreement; and

•	solely with respect of the Second Merger; the Second Merger Conditions.

In addition, the obligation of the Buyer Parties to consummate the Transactions is subject to the satisfaction or waiver by Clearwater of each of the following additional conditions:

•

the representations and warranties of Enfusion relating to certain aspects of Enfusion’s corporate existence and power, corporate authorization, certain aspects of Enfusion’s capitalization, brokers’ fees and anti-takeover provisions being true and correct in all material respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty being true and correct in all material respects only as of such earlier date) after disregarding all “materiality,” “Enfusion Material Adverse Effect” and similar qualifications;

•

the representations and warranties of Enfusion relating to certain aspects of Enfusion’s capitalization being true and correct in all respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty will be true and correct in all respects only as of such specified date), except where the failure to be so true and correct would not reasonably be expected to result in additional cost, expense or liability to Clearwater that would be more than de minimis;

•	the representations and warranties of Enfusion relating to absence of changes being true and correct in all respects on the Closing Date as if made on the Closing Date;

•

the other representations and warranties of Enfusion being true and correct on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Enfusion Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have a Enfusion Material Adverse Effect;

•	Enfusion having performed or complied in all material respects with all obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

•

the receipt by Clearwater of a certificate of Enfusion, signed on behalf of Enfusion by an authorized officer of Enfusion, certifying that the foregoing conditions to the obligations of the Buyer Parties to consummate the Merger have been satisfied;

•	since January 10, 2025, no Enfusion Material Adverse Effect having occurred;

•	no Burdensome Condition will be a condition to the receipt of Regulatory Approval;

•	no order or applicable law resulting, individually or in the aggregate, in a Burdensome Condition will be in effect at or upon the Closing;

•	no Regulatory Approval contains, includes or imposes any Burdensome Condition; and

•	the TRA Amendment is in full force and effected in accordance with the terms therein.

A “Burdensome Condition” means any restrictions, conditions, restraints or concessions with respect to the assets, properties or businesses of (i) Enfusion or its subsidiaries which would, individually or in the aggregate, result in, or be reasonably likely to result in, a material adverse effect on Enfusion and its subsidiaries, taken as a whole, (ii) Clearwater or any of its affiliates (other than, for purposes of this clause (ii), Clearwater or any of its subsidiaries (which will be subject to clause (iii) of this definition) or, following the Closing, Enfusion or any of its subsidiaries (which will be subject to clause (i) of this definition)) or (iii) Clearwater or any of its subsidiaries (other than, following the Closing, Enfusion or any of its subsidiaries, which will be subject to clause (i) of this definition) that would result in a loss, in the aggregate, of more than $20,000,000 of revenue generated by Clearwater and its subsidiaries (taken as a whole) between (and inclusive of) January 1, 2024 and December 31, 2024.

In addition, the obligation of Enfusion to consummate the Merger is subject to the satisfaction or waiver by Enfusion of each of the following additional conditions:

•

the representations and warranties of the Buyer Parties relating to certain aspects of Buyer Parties’ corporate existence and power, corporate authorization, capitalization, brokers’ fees and anti-takeover provisions being true and correct in all material respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty being true and correct in all material respects only as of such earlier date) after disregarding all “materiality,” “Clearwater Material Adverse Effect” and similar qualifications;

•	the representations and warranties of Buyer Parties relating to absence of changes being true and correct in all respects on the Closing Date as if made on the Closing Date;

•

the other representations and warranties of Buyer Parties being true and correct on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Clearwater Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have a Clearwater Material Adverse Effect;

•

the Buyer Parties having each have performed or complied in all material respects with all obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

•

the receipt by Enfusion of a certificate of Clearwater, signed on behalf of Clearwater by an authorized officer of Clearwater, certifying that the foregoing conditions to the obligations of Enfusion to effect the Merger have been satisfied; and

•	since January 10, 2025, no Clearwater Material Adverse Effect having occurred.

Efforts to Obtain Regulatory Approvals

Enfusion and Clearwater have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement as promptly as practicable after the date of the Merger Agreement, and in no event later than July 9, 2025, including by causing the conditions to the Transactions to be satisfied, pursuant to the terms of the Merger Agreement. If necessary to receive clearance of any of the Transactions pursuant to the HSR Act, Clearwater agrees to take promptly any and all steps that may be required so as to enable consummation of the Transactions and the other transactions contemplated by the Merger Agreement; provided, that Clearwater will not be required to take any action that would result in a Burdensome Condition.

Termination of the Merger Agreement

The Merger Agreement may be terminated, and the Transactions may be abandoned at any time prior to the Closing:

•	by mutual written agreement of Clearwater and Enfusion (notwithstanding Stockholder Approval)

•	by either Clearwater or Enfusion, upon written notice:

•

if the Closing has not occurred on or before the End Date; provided that the right to terminate the Merger Agreement by Clearwater or Enfusion if the Closing has not occurred on or before the End Date will not be available to any party whose material breach of any provision of the Merger Agreement has been the proximate cause of, or has proximately resulted in, the failure of the Transactions to be consummated by the End Date;

•

if any governmental authority of competent jurisdiction has issued a final and non-appealable permanent order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement and such action has become final and non-appealable; provided that that the right to terminate the Merger Agreement by Clearwater or Enfusion if any governmental authority of competent jurisdiction has issued a final and non-appealable permanent order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement will not be available to any party whose material breach of any provision of the Merger Agreement has been the proximate cause of, or has proximately resulted in, the non-appealable permanent order or action; or

•	if the Stockholder Approval have not been obtained at the Special Meeting (as may be adjourned or postponed thereof).

•	By Enfusion:

•

if there has been any breach of any representation or warranty or failure to perform any covenant or agreement on the part of Clearwater, Acquirer, Merger Sub or Merger Sub II, in either case which (i) would cause any of the conditions to the obligations of Enfusion not to be satisfied and (ii) such breach has not been cured prior to the earlier of the End Date or the 30th day following Enfusion’s delivery of written notice describing such breach to Clearwater; provided, however, Enfusion will not be entitled to terminate the Merger Agreement if Enfusion is in breach of its obligations under the Merger Agreement that would result in any condition to the obligations of Clearwater and Merger Sub not to be satisfied; or

•

at any time prior to receipt of the Stockholder Approval, if Enfusion has received a Superior Proposal and the Enfusion Board or any committee thereof, acting upon the recommendations of the Special Committee, have determined to enter into a definitive agreement with respect to a Superior Proposal (with such definitive agreement being entered into substantially concurrently with the termination of the Merger Agreement (but in no case prior to the termination of the Merger Agreement)); provided, that Enfusion pays the Company Termination Fee (as defined in the section titled “The Merger Agreement—Termination Fees and Expenses”) concurrently with and as a condition to such termination;

•	By Clearwater:

•

if there has been any breach of any representation or warranty or failure to perform any covenant or agreement on the part of Enfusion which (1) would cause any of the conditions to the obligations of Clearwater, Acquirer, Merger Sub or Merger Sub II not to be satisfied and (2) such breach has not been cured prior to the earlier of the End Date or the 30th day following Clearwater’s delivery of written notice describing such breach to Enfusion; provided, however, Clearwater will not be entitled to terminate the Merger Agreement if Clearwater, Acquirer, Merger Sub or Merger Sub II is in breach of its obligations under the Merger Agreement that would result in any condition to the obligations of Enfusion not to be satisfied; or

•

at any time prior to receipt of the Stockholder Approval, if (1) the Enfusion Board or any committee thereof, acting upon the recommendations of the Special Committee, has effected an Adverse Recommendation Change or (2) Enfusion has committed a material breach of the no-shop provisions of the Merger Agreement.

Termination Fees and Expenses

If the Merger Agreement is validly terminated in specified circumstances, Enfusion will be required to pay a termination fee of $52,325,000 (the “Company Termination Fee”).

Enfusion must pay the Company Termination Fee if:

•

the Merger Agreement is validly terminated by Clearwater because the Enfusion Board or any committee thereof, acting upon the recommendations of the Special Committee, have effected an Adverse Recommendation Change or materially breached the no-shop provisions of the Merger Agreement;

•

the Merger Agreement is validly terminated by Enfusion because the Enfusion Board or any committee thereof, acting upon the recommendations of the Special Committee, have determined to enter into a definitive agreement with respect to a Superior Proposal; or

•

the Merger Agreement is validly terminated (1) by either Clearwater or Enfusion because the Closing has not occurred on or prior to the End Date, (2) by either Clearwater or Enfusion because the Stockholder Approval has not been obtained at the Special Meeting, or (3) by Clearwater because of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Enfusion; provided that, in the case of clauses (1), (2) and (3), Enfusion will pay the Company Termination Fee only if (x) after the date of the Merger Agreement and prior to the termination of the Merger Agreement, a bona fide Acquisition Proposal is publicly disclosed and not irrevocably withdrawn at least three business days prior to the Special Meeting and (y) within 12 months after the date of such termination, Enfusion enters into any Acquisition Proposal or consummates any Acquisition Proposal (provided that for purposes of this determination, each reference to “20% or more” or “80% or less” in the definition of Acquisition Proposal will be deemed to be references to “more than 50%” or “less than 50%,” respectively).

Enfusion will pay to Clearwater the Company Termination Fee (1) in the case of the first bullet, within two business days after such termination, (2) in the case of the second bullet, substantially concurrently with the termination, and (3) in the case of the third bullet, substantially concurrently with the earlier of the entry into a definitive agreement in respect of such Acquisition Proposal or consummation of such Acquisition Proposal.

Effect of Termination

If the Merger Agreement is validly terminated in accordance with its terms, the Merger Agreement will become void and of no effect without liability of any party, or any representative or no former, current or future officers, employees, directors, partners, direct or indirect equity holders, managers, members, attorneys, agents, advisors or other representatives of such party, to each other party hereto (except that the Confidentiality Agreement and certain provisions of the Merger Agreement will survive termination of the Merger Agreement, including those with respect to (i) the effects of termination, (ii) confidentiality, (iii) payment of filing fees pursuant to the HSR Act and other applicable antitrust laws or foreign investment laws and (iv) certain other miscellaneous provisions), except that no party will be relieved of liability for any fraud or willful and material breach of the Merger Agreement.

The parties agree that any such liability payable by Clearwater, Acquirer, Merger Sub or Merger Sub II will not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by Enfusion or Enfusion Stockholders due to Enfusion Stockholders not receiving their applicable portion of the Merger Consideration that such holders would be entitled to receive pursuant to the terms of the Merger Agreement if the Transactions were consummated in accordance with the terms of the Merger Agreement.

Expenses

Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

Specific Performance; Remedies

The parties to the Merger Agreement are entitled, in addition to any other remedy to which they are entitled at law or in equity, to seek an injunction, specific performance and other equitable relief from a court of competent jurisdiction to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms of the Merger Agreement, without bond or other security being required.

While Enfusion will be entitled to pursue both a grant of specific performance and the payment of monetary damages, under no circumstances will Enfusion be entitled to both (1) obtain an order for specific performance to enforce Clearwater’s obligations to consummate the Closing and (2) receive monetary damages.

Governing Law

The Merger Agreement is governed by Delaware law, except that any legal proceeding by or against any party related to the Debt Financing, arising out of or relating to the Merger Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated thereby or the performance of any services thereunder will be governed by New York law.

THE SUPPORT AGREEMENTS

The discussion of the terms of the Support Agreements in this section and elsewhere in this Proxy Statement/Prospectus is qualified in its entirety by reference to the complete text of the form of Support Agreement, a copy of which is attached as Annex B to this Proxy Statement/Prospectus and is incorporated into this Proxy Statement/Prospectus by reference. This summary does not purport to be complete and may not contain all of the information about the Support Agreements that is important to you. You are encouraged to read the form of Support Agreement carefully and in its entirety.

Concurrently with the execution and delivery of the Merger Agreement on January 10, 2025, and as a condition and inducement to Clearwater’s willingness to enter into the Merger Agreement, Clearwater entered into Support Agreements with each of the Significant Stockholders.

Pursuant to its Support Agreement, each of the Significant Stockholders agreed, until the earlier to occur of the Effective Time and the valid termination of the Support Agreement in accordance with its terms, among other things, to:

•

affirmatively vote all of the shares of (i) Enfusion Common Stock, (ii) Enfusion Class B Common Stock and (iii) Enfusion Common Units (all such shares and units beneficially owned by such Significant Stockholder, the “Subject Shares”), in favor of approving and adopting the Merger Agreement and the transactions contemplated thereby; and/or

•	except as otherwise permitted by the Support Agreement, vote against:

•	any action or agreement which would reasonably be expected to

•

impede, materially delay or adversely affect the consummation of the Transactions or result in any of the conditions to Enfusion’s obligations to consummate the Transactions not being fulfilled on or before the End Date;

•

result in a breach of any covenant, representation or warranty or any other obligation or agreement of Enfusion contained in the Merger Agreement, or of such Significant Stockholder contained in the Support Agreement; or

•

change in any manner the voting rights of any class of shares of Enfusion or Enfusion OpCo (including any amendments to Enfusion’s certificate of incorporation or bylaws or the Operating Agreement); and

•	any Acquisition Proposal.

Pursuant to its Support Agreement, each Significant Stockholder appointed Clearwater as such Significant Stockholder’s attorney in fact and proxy with full power of substitution and resubstitution, and granted Clearwater the power to affirmatively vote all of its Subject Shares in favor of approving and adopting the Merger Agreement and the transactions contemplated thereby if, and only if, the Significant Stockholder fails to comply with the provisions of the Support Agreement.

Additionally, subject to the terms and conditions of its Support Agreement, among other things, each Significant Stockholder is prohibited from transferring any of its Subject Shares until the termination of the Support Agreement.

Each Significant Stockholder’s Support Agreement will terminate automatically upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the date of any Prohibited Amendment (as defined below) that is effected without such Significant Stockholder’s prior written consent or (d) the written consent of such Significant Stockholder and Clearwater. A “Prohibited Amendment” means any one or more amendments or modifications of any provision of the Merger Agreement that (i) reduces the amount of the Merger Consideration or imposes any material restrictions or additional material conditions on the payment of the Merger Consideration, (ii) changes the form of any consideration payable thereunder, (iii) changes the relative amount of cash and number of shares of Clearwater Common Stock payable under the Merger Agreement or (iv) amends or modifies certain provisions of the Merger Agreement in a manner that would reasonably be expected to prevent (A) the Corporate Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (B) the delivery to Clearwater and Enfusion of the Opinions by their respective Tax Counsels on the Closing Date, but before the Effective Time.

Pursuant to each Support Agreement, the parties to such Support Agreement will be entitled to an injunction, specific performance of the terms of such Support Agreement and other equitable relief to prevent breaches or threatened breaches of such Support Agreement by any other party to such Support Agreement. The Support Agreements are governed by Delaware law. The venue for disputes relating to the Support Agreements is the Court of Chancery of the State of Delaware or, if that court does not have subject matter jurisdiction, the state or federal courts in the State of Delaware.

OTHER MATTERS

It is not presently expected that any matters other than those discussed herein will be brought before the Special Meeting. If, however, other matters properly come before the Special Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Enfusion Board may recommend.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the pro forma effects of the acquisition of Enfusion by Clearwater.

On January 10, 2025, Clearwater entered into the Merger Agreement with Enfusion, Enfusion OpCo, CWAN Acquirer, Merger Sub, and Merger Sub II. Pursuant to the terms of the Merger Agreement, (i) Merger Sub II will be merged with and into Enfusion OpCo, with Enfusion OpCo surviving the LLC Merger as an indirect subsidiary of Clearwater, (ii) Merger Sub will merge with and into Enfusion, with Enfusion surviving the Merger as a direct, wholly-owned subsidiary of Clearwater, and (iii) subject to the satisfaction of certain conditions set forth in the Merger Agreement prior to the Effective Time, the Surviving Corporation will merge with and into Acquirer, with Acquirer surviving the Second Merger as a direct, wholly-owned subsidiary of Clearwater. See the section titled “The Transactions” for additional information on the effects of the Transactions.

Under the terms of the Merger Agreement, each Eligible Share that is issued and outstanding immediately prior to the Effective Time will be converted into the right, at the election of the holder of such Eligible Share, to receive, subject to proration according to the terms of the Merger Agreement to the extent any election is oversubscribed, either:

(a)	(i) cash in an amount equal to $5.85 and (ii) a number of shares of Clearwater Common Stock equal to the Per Share Parent Stock Amount;

(b)	a number of shares of Clearwater Common Stock equal to the Exchange Ratio; or

(c)	cash in an amount equal to the Aggregate Consideration Per Share; and

in each case, cash in lieu of fractional shares of Clearwater Common Stock that such holder of Eligible Share would otherwise be entitled to receive.

Regardless of the Merger Consideration elected, the value per share of Enfusion Common Stock will be equalized in connection with the consummation of the Transactions such that the value of each Merger Consideration election will be substantially the same for each Eligible Share. An additional $30 million will also be paid to terminate the TRA.

Upon Closing, Enfusion Common Stock, including treasury stock, will be delisted from the NYSE and deregistered under the Exchange Act as a result of the Transactions.

The Transactions are expected to be completed in the second quarter of 2025, subject to approval by Enfusion Stockholders, the receipt of required regulatory approvals and other customary closing conditions.

The Transactions will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”) under U.S. GAAP, with Clearwater as the accounting acquirer. Clearwater is expected to be the accounting acquirer primarily based on the transfer of cash consideration by Clearwater to the former economic interest holders of Enfusion and the relative share ownership, voting rights, composition of the governing body, and the designation of certain senior management positions of the combined entity. Under this method of accounting, the purchase price of the Transactions will be allocated to the assets acquired and liabilities assumed based on their fair values at the Closing Date. The excess purchase price over the fair values of identifiable assets and liabilities will be recorded as goodwill.

Financing

In connection with the execution of the Merger Agreement, on January 10, 2025, Clearwater entered into the Debt Commitment Letter for a seven-year term loan credit agreement (“2025 Term Loan”) which provides

Clearwater with the ability to borrow up to $800 million at the consummation of the Transactions, subject to the satisfaction of customary closing conditions for similar facilities, for the purpose of financing a portion of the cash consideration and paying related fees and expenses in connection with the Transactions and the other transactions contemplated by the Merger Agreement.

Clearwater will also enter into a revolving credit facility agreement that provides an unsecured $200 million revolving loan facility with a tenure of five years. Clearwater believes that no draw down on the revolving facility is required to complete the Transactions as cash on hand and the availability of funds under the 2025 Term Loan will provide sufficient cash availability to cover the anticipated requirement to fund the Transactions at the time of Closing.

The unaudited pro forma condensed combined financial information assumes that the cash portion of the Transactions will be funded through a combination of cash on hand of Clearwater as of December 31, 2024, cash on hand of Enfusion as of December 31, 2024, and borrowings under the 2025 Term Loan. The total borrowings of $800 million under the 2025 Term Loan will be used to (a) finance the Transactions, (b) pay the costs of the Transactions, and (c) refinance Clearwater’s existing term loan.

Debt issuance costs are expected to be incurred for the 2025 Term Loan and will be amortized over the agreement term.

These assumptions and expectations are preliminary and subject to change, and the debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the Closing and interest rate determination on debt instruments issued.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

the historical audited consolidated financial statements of Clearwater as of and for the year ended December 31, 2024, included in Clearwater’s Annual Report on Form 10-K filed with the SEC on February 26, 2025; and

•	the historical audited consolidated financial statements of Enfusion as of December 31, 2024, included in Enfusion’s Annual Report on Form 10-K filed with the SEC on March 3, 2025;

The unaudited pro forma condensed combined financial information should also be read together with the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clearwater and Enfusion included in their respective periodic reports filed with the SEC and incorporated by reference in this Proxy Statement/Prospectus. The unaudited pro forma condensed combined financial information should also be read together with other financial information related to the Transactions included elsewhere in this Proxy Statement/Prospectus, including the Merger Agreement.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future results of Clearwater following the Transactions. In determining the preliminary estimate of fair values of assets acquired and liabilities assumed of Enfusion, Clearwater used publicly available benchmarking information along with other relevant assumptions, including market participant assumptions. Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. The purchase price allocation relating to the Transactions is preliminary and subject to change, as additional information becomes available and as additional analysis is performed. There can be no assurance that the final valuations will not result in material changes to this preliminary purchase price allocation. The unaudited pro forma condensed combined financial information does not give any effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the merger or of any integration costs. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of Clearwater following the Transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2024

(In thousands, except share and per share amounts)

	Clearwater Analytics Holdings, Inc. (Historical)	Enfusion, Inc. (Historical)	Reclassification Adjustments				Transaction accounting adjustments			Financing Adjustments			Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$177,350	$54,480	$				$(783,848)	5	(a)	$736,086	7	(a)	$151,568
							(3,000)	5	(b)	(4,500)	7	(b)
							(25,000)	5	(g)
Short-term investments	78,139												78,139
Accounts receivable, net	106,151	31,988											138,139
Prepaid expenses and other current assets	23,006	—		7,053	3	(a,b)							30,059
Prepaid expenses	—	5,342		(5,342)	3	(a)							—
Other current assets	—	1,711		(1,711)	3	(b)							—

Total current assets	384,646	93,521		—			(811,848)			731,586			397,905
Property and equipment, net	14,797			20,963	3	(c)	(11,246)	5	(d)				24,514
Property and equipment, and software, net	—	20,963		(20,963)	3	(c)							—
Operating lease right-of-use assets, net	24,797			18,062	3	(d)							42,859
Right-of-use-assets, net		18,062		(18,062)	3	(d)							—
Deferred contract costs, non-current	7,013			4,600	3	(f)	(4,600)	5	(d)				7,013
Debt issuance costs - line of credit	339									4,161	7	(b)	4,500
Deferred tax assets, net	602,500						(12,606)	5	(f)				589,894
Other non-current assets	3,340			7,715	3	(e)							6,455
				(4,600)	3	(f)
Other assets		7,715		(7,715)	3	(e)							—
Intangible assets, net	30,868						508,499	5	(d)				539,367
Goodwill	70,971						916,000	5	(c)				986,971
Long-term investments	30,301			3,000	3	(g)							33,301
Notes receivable, net	—	3,000		(3,000)	3	(g)							—

Total assets	$1,169,572	$143,261		$—			$584,199			$735,747			$2,632,779

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	2,934	867											3,801
Accrued expenses and other current liabilities	62,983	20,393		(145)	3	(h)							83,231
Notes payable, current portion	2,750	—								5,250	7	(a)	8,000
Operating lease liability, current portion	8,350			6,076	3	(i)							14,426
Current portion of lease liabilities		6,076		(6,076)	3	(i)							—
Tax receivable agreement liability	35	—		145	3	(h)							180

Total current liabilities	77,052	27,336		—			—			5,250			109,638

	Clearwater Analytics Holdings, Inc. (Historical)	Enfusion, Inc. (Historical)	Reclassification Adjustments			Transaction accounting adjustments			Financing Adjustments			Pro Forma Combined
Notes payable, less current maturities and unamortized debt issuance costs	43,164	—							730,836	7	(a)	774,000
Operating lease liability, less current portion	17,655		14,236	3	(j)							31,891
Lease liabilities, net of current portion		14,236	(14,236)	3	(j)							—
Other long-term liabilities	1,470	2,150										3,620

Total liabilities	$139,341	$43,722	$—			$—			$736,086			$919,149

Stockholders’ Equity
Class A common stock, $0.001 par value	213	95				25	5	(a)				238
						(95)	5	(e)
Class B common stock, $0.001 par value	—	34				(34)	5	(e)				—
Class C common stock, $0.001 par value	13	—										13
Class D common stock, $0.001 par value	22	—										22
Additional paid-in-capital	725,174	243,935				695,786	5	(a)				1,436,886
						15,926	5	(a)
						(243,935)	5	(e)
Accumulated other comprehensive income	(1,113)	(734)				734	5	(e)				(1,113)
Accumulated deficit	283,946	(170,109)				(3,000)	5	(b)	(339)	7	(b)	255,607
						170,109	5	(e)
						(25,000)	5	(g)

Total stockholders’ equity	1,008,255	73,221	—			610,517			(339)			1,691,654
Non-controlling interests	21,976	26,318				(26,318)	5	(e)				21,976
Total stockholders’ equity	1,030,231	99,539	—			584,199			(339)			1,713,630

Total liabilities and stockholders’ equity	$1,169,572	$143,261	$—			$584,199			$735,747			$2,632,779

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(In thousands, except share and per share amounts)

	Clearwater Analytics Holdings, Inc. (Historical)	Enfusion, Inc. (Historical)		Reclassification Adjustments			Transaction accounting adjustments				Financing Adjustments				Pro Forma Combined
Revenue	$451,803	$		$201,611	3	(k)	$				$				$653,414
Total revenues			201,611	(201,611)	3	(k)
Cost of revenue	122,987			7,273	3	(r)		46,023	6	(a)					240,321
				64,874	3	(l)		(890)	6	(f)					—
Total cost of revenues			64,874	(64,874)	3	(l)									—

Gross profit	328,816		136,737	(7,273)				(46,077)				—			412,203

Operating expenses:
Research and development	150,558		—	26,727	3	(m)		(1,226)	6	(f)					178,891
				2,832	3	(r)
Technology and development	—		26,727	(26,727)	3	(m)									—
Sales and marketing	67,254		25,029	1,880	3	(r)		20,938	6	(a)					114,610
								(492)	6	(f)					—
General and administrative	98,770		78,826	(11,985)	3	(r)		3,000	6	(b)					188,604
								25,000	6	(e)
								(5,007)	6	(f)

Total operating expenses	316,582		130,582	(7,273)				42,213				—			482,105

Income (loss) from operations	12,234		6,155	—				(88,291)				—			(69,902)
Interest (income) expense, net	(8,621)			(1,693)	3	(n)						52,455	7	(c)	42,141
Interest income, net			(1,693)	1,693	3	(n)									—
Tax receivable agreement expense	53,181		—	145	3	(o)									53,326
Other (income) expense, net	(2,263)		459	(145)	3	(o)									(1,949)
				459	3	(p)									—
Other expense, net			459	(459)	3	(p)									—

Income (loss) before income taxes	(30,063)		7,389	—				(88,291)				(52,455)			(162,420)
Provision for (benefit from) income taxes	(457,648)			3,474	3	(q)		(12,863)	6	(c)		(14,340)	7	(d)	(481,378)
Income taxes			3,474	(3,474)	3	(q)									—

Net income (loss)	427,585		3,915	—				(75,427)				(38,115)			317,958

	Clearwater Analytics Holdings, Inc. (Historical)	Enfusion, Inc. (Historical)	Reclassification Adjustments	Transaction accounting adjustments			Financing Adjustments	Pro Forma Combined
Less: Net income (loss) attributable to non-controlling interests	3,207	1,092	—	(1,092)	6	(g)	—	3,207

Net income (loss) attributable to Clearwater Analytics Holdings, Inc.	$424,378	$2,823	$—	$(75,427)			$(38,115)	$314,751

Net income per share attributable to Common Stock and Class D common stock:
Basic	$1.93							$1.30	6	(d)
Diluted	$1.68							$1.14	6	(d)
Weighted average shares of Common Stock and Class D common stock outstanding:
Basic	219,316,625							244,600,477	6	(d)
Diluted	254,362,539							281,102,644	6	(d)

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 Basis of Presentation

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The historical information of Clearwater and Enfusion is presented in accordance with accounting principles generally accepted in the United States of America.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024 is prepared using Clearwater’s and Enfusion’s audited consolidated balance sheets as of December 31, 2024, giving effect to (i) the Transactions as if it had been completed on December 31, 2024 and (ii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 is prepared using Clearwater’s and Enfusion’s audited consolidated statements of operations for the year ended December 31, 2024. The unaudited pro forma condensed combined statement of operations give effect to (i) the merger as if it had been completed on January 1, 2024, and (ii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in ASC 805, with Clearwater treated as the accounting acquirer for the Transactions.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and may not be indicative of the operating results that would have occurred if the Transactions have been completed as of the dates set forth above, nor is it indicative of the future results of Clearwater following the Transactions. In determining the preliminary estimate of fair values of assets acquired and liabilities assumed of Enfusion, Clearwater used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. The pro forma purchase price allocation relating to the Transactions is preliminary and subject to change, as additional information becomes available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to this pro forma preliminary purchase price allocation. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the Transactions or of any integration costs. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of Clearwater following the Transactions.

Note 2 Significant Accounting Policies

The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are those set out in Clearwater’s audited financial statements as of and for the year ended December 31, 2024. Upon completion of the Transactions, management will perform a comprehensive review of the accounting policies between the two entities. Management is currently not aware of any significant accounting policy differences and therefore not made any adjustments to the pro forma condensed combined financial information related to these potential differences other than the adjustments described in Note 3 below. Upon completion of the Transactions and management’s comprehensive review, management may identify differences in accounting policies between the two entities which, when conformed, could have a material impact on the consolidated financial statements of Clearwater following the Transactions.

Note 3 Enfusion’s Reclassifications

Certain reclassifications are reflected in the pro forma adjustments to conform Enfusion’s presentation to Clearwater’s in the unaudited pro forma condensed combined balance sheet and statement of operations. These reclassifications have no effect on previously reported shareholders’ equity, or income from operations of Clearwater or Enfusion. The pro forma financial information may not reflect all reclassifications necessary to conform Enfusion’s presentation to that of Clearwater due to limitations on the availability of information as of the date of this Proxy Statement/Prospectus. Accounting policy differences and additional reclassification adjustments may be identified as more information becomes available.

The following preliminary reclassification adjustments were made to conform Enfusion’s presentation to Clearwater’s presentation:

a.	Represents the reclassification of Prepaid expenses to Prepaid expenses and other current assets.

b.	Represents the reclassification of Other current assets to Prepaid expenses and other current assets.

c.	Represents the reclassification of Property, equipment, and software, net to Property and equipment, net.

d.	Represents the reclassification of Right-of-use-assets, net to Operating lease right-of-use assets, net.

e.	Represents the reclassification of Other assets to Other non-current assets.

f.	Represents the reclassification of long term deferred commissions from Other non-current assets to Deferred contract costs, non-current.

g.	Represents the reclassification of Notes receivable, net to Long-term investments.

h.	Represents the reclassification of current portion of TRA liability from Accrued expenses and other current liabilities to Tax receivable agreement liability.

i.	Represents the reclassification of Current portion of lease liabilities to Operating lease liabilities, current portion.

j.	Represents the reclassification of Lease liabilities, net of current portion to Operating lease liability, less current portion.

k.	Represents the reclassification of Total revenues to Revenues. Further revenue disaggregation not required due to insignificance of Managed Services and Other.

l.	Represents the reclassification of Total cost of revenues to Cost of revenue. Further revenue disaggregation not required due to insignificance of Managed services and Other.

m.	Represents the reclassification of Technology and development expenses to Research and development expenses.

n.	Represents the reclassification of Interest income, net to Interest (income) expense, net.

o.	Represents the reclassification of TRA expense from Other (income) expense, net to Tax receivable agreement expense.

p.	Represents the reclassification of Other expense, net to Other (income) expense, net.

q.	Represents the reclassification of Income taxes to Provision for (benefit from) income taxes.

r.

Represents the reallocation of certain operating expenses among Cost of revenue (“COR”), Research and development (“R&D”), Sales and marketing (“S&M”), and General & administrative (“G&A”) expenses to align to Clearwater’s policy, as follows:

	For the Year ended December 31, 2024
(in thousands)	COR	R&D	S&M	G&A
Facilities expenses
Reversal of Enfusion’s historical facilities expenses	(2,390)	—	—	(2,944)
Facilities expenses allocated based on Clearwater’s policy	3,127	1,130	635	442
IT expenses
Reversal of Enfusion’s historical IT expenses	—	—	—	(8,049)
IT expenses allocated based on Clearwater’s policy	3,314	1,702	1,245	1,788
Customer services (CS) personnel expenses
Reversal of Enfusion’s historical CS personnel expenses	—	—	—	(8,591)
CS personnel expenses allocated based on Clearwater’s policy	3,222	—	—	5,369

Pro forma adjustments	7,273	2,832	1,880	(11,985)

Note 4. Calculation of Merger Consideration and preliminary Purchase Price Allocation

The unaudited pro forma condensed combined financial information reflects the acquisition of Enfusion for an estimated preliminary Merger Consideration of $1.5 billion. The fair value of the estimated preliminary Merger Consideration expected to be transferred on the Closing Date includes the value of the estimated cash consideration; the estimated fair value of Clearwater Common Stock to be transferred; and the estimated amount of cash to be paid to terminate Enfusion’s TRA The unaudited pro forma condensed combined financial information does not include equity awards that will, in the ordinary course, either vest and settle and/or be granted between the date of the Merger Agreement and Closing of the Transactions. The calculation of the estimated preliminary Merger Consideration is as follows:

Consideration Transferred

(in thousands)
Estimated cash consideration(1)	753,848
Estimated fair value of Clearwater Common Stock to be issued(2)	695,812
Estimated fair value of assumed Enfusion equity awards attributable to pre-combination service(3)	15,926
Estimated payment to terminate Enfusion’s TRA(4)	30,000

Total estimated preliminary Merger Consideration	1,495,586

Total cash consideration	783,848
Total equity consideration	711,738

Total estimated preliminary Merger Consideration	1,495,586

(1)

Represents the estimated cash consideration to be paid, consisting of (i) approximately $754 million calculated as a product of 128.9 million outstanding shares of Enfusion Common Stock and cash consideration of $5.85 per share and (ii) approximately $52 thousand to settle all In-the-Money Enfusion Options. As outlined in the Merger Agreement, the amount of cash consideration to be paid is based on $5.85 per share of Enfusion Common Stock.

(2)

Represents the estimated fair value of approximately 25.4 million shares of Clearwater Common Stock estimated to be issued, calculated using the per share price of Clearwater Common Stock as of December 31, 2024. As outlined in the Merger Agreement, each share of Enfusion Common Stock to be settled at closing will be exchanged based on the Per Share Parent Stock Amount of 0.20, calculated by dividing $5.40 by the per share price of Clearwater Common Stock as of December 31, 2024.

(3)

Represents the estimated fair value of Enfusion Unvested RSUs and Enfusion PSUs attributable to pre-combination services. As outlined in the Merger Agreement and terms of the Enfusion PSUs, each outstanding Enfusion Unvested RSU and Enfusion PSU will be assumed by Clearwater and converted into a number of restricted stock unit awards denominated in shares of Clearwater Common Stock. Clearwater estimates that approximately 1.5 million of Clearwater RSUs (“Assumed RSUs”) with an estimated fair value of $40.1 million will be issued in connection with the Transactions, with $15.9 million attributable to pre-combination services. The fair value of Enfusion’ equity awards after their conversion into Clearwater equity awards attributable to post-combination service will be recognized as expense over the post-combination service period.

(4)	Represents estimated payment to terminate Enfusion’s Tax Receivable Agreement agreed with Enfusion’s TRA Parties in connection with the Transactions.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, Enfusion’s identifiable assets acquired, and liabilities assumed by Clearwater will be recorded at the acquisition date fair values. The excess purchase price over the fair value of identifiable assets and liabilities is recorded as goodwill. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and are prepared to illustrate the estimated effect of the Transactions. The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the Transactions and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial information. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in material changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated Merger Consideration to Enfusion’s identifiable tangible and intangible assets expected to be acquired and liabilities expected to be assumed by Clearwater, as if the merger has been completed on December 31, 2024, based on the audited consolidated balance sheet of Enfusion as of December 31, 2024, with the excess recorded as goodwill:

(in thousands)
Cash and cash equivalents	54,480
Accounts receivable, net	31,988
Prepaid expenses and other current assets	7,053
Long-term investments	3,000
Property and equipment, net	9,717
Operating lease right-of-use assets, net	18,062
Intangible assets, net	508,499
Other non-current assets	3,115

Total assets	635,914
Accounts payable	867
Accrued expenses and other current liabilities	20,393
Operating lease liability, current portion	6,076
Operating lease liability, less current portion	14,236
Deferred tax liabilities, net	12,606
Other non-current liabilities	2,150

Total liabilities	56,328

Net assets acquired(a)	579,585

Estimated preliminary purchase consideration(b)	1,495,586

Estimated goodwill(b) - (a)	916,000

Note 5 Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

a.

Represents the total Merger Consideration of $1.5 billion, consisting of (i) cash consideration comprising of (A) $753.8 million, (B) settlement of In-the-Money Enfusion Options of $52 thousand, (C) payment of $30.0 million to terminate the TRA, and (ii) share-based consideration comprising of (A) issuance of approximately 25.3 million shares of Clearwater Common Stock with an estimated fair value of $695.8 million, and (B) issuance of approximately 1.5 million of Assumed RSUs with an estimate fair value of $15.9 million attributable to pre-combination services.

b.	Reflects the adjustment to cash and cash equivalents and Clearwater’s retained earnings to record the estimated costs to be incurred by Clearwater in connection with the Transactions.

c.	Represents the preliminary estimate of goodwill based on the preliminary purchase price allocation.

d.

Represents the adjustment to (1) eliminate historical Enfusion capitalized software development costs of $11.2 million, (2) eliminate historical Enfusion deferred contract costs, non-current, and (3) record the estimated fair value of intangible assets acquired in the Transactions. The amortization related to these identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statement of income, as further described in Note 6(a). The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions.

Intangible assets	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Technology	358,941	7
Customer relationships	134,603	10
Trade name	14,956	2

Total	508,499

e.	Represents elimination of Enfusion’s historical equity balances.

f.

Represents the adjustment of the originating net deferred tax liability resulting from pro forma fair value adjustments of the acquired assets and assumed liabilities based on Enfusion’s blended statutory tax rate. The originating net deferred tax liability is primarily related to the preliminary purchase price allocation associated with the acquired intangible assets, partially offset by part of the preliminary purchase price allocation that will be amortizable for tax purposes and historical tax attributes of Enfusion that may be utilized post-acquisition. The estimate of the net originating deferred tax liability is preliminary and is subject to change based upon the final determination of the purchase price allocation by jurisdiction. Deferred taxes are established based on Enfusion’s blended tax rate, which could be different than the blended tax rate of the combined post-acquisition company. Note that Enfusion has historically recorded a full valuation allowance on its net deferred tax assets. This valuation allowance has been removed in the purchase accounting adjustments due to the originating net deferred tax liability.

g.	Enfusion expects to record a one-time post-combination merger cost of $25.0 million relating to legal and bonus expenses.

Note 6 Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

a.

Represents the adjustment to record amortization expenses related to identifiable intangible assets. Amortization is calculated based on the estimated fair value of each of the identifiable assets and the associated useful life as discussed in Note 5(d) above and is allocated between cost of revenue and operating expenses based on the nature of the intangible assets acquired.

The adjustment for the amortization of the identifiable intangible assets is as follows:

	For the Year ended December 31, 2024
(in thousands)	COR	S&M
Reversal of Enfusion’s historical amortization expense relating to software development costs	(5,200)	—
Amortization of purchased identifiable intangible assets
Technology	51,277	—
Customer relationships	—	13,460
Trade name	—	7,478

Change in amortization expenses	46,077	20,938

Amortization is based on the periods over which the economic benefits of the intangible assets are expected to be realized, which are subject to adjustment as additional information becomes available.

b.	Represents Clearwater’s estimated legal expenses to be incurred related to the Transactions that are not reflected in the historical financials. This is a non-recurring item.

c.	Reflects the tax effect of all pro forma adjustments.

d.

Represents the pro forma basic and diluted net earnings per share attributable to per share of Clearwater Common Stock and Clearwater Class D Common Stock (as defined below) calculated using the historical basic weighted average shares of Clearwater Common Stock and Clearwater Class D Common Stock outstanding, adjusted for additional shares of Clearwater Common Stock to be issued to holders of Enfusion Common Stock and holders of Enfusion equity awards upon completion of the Transactions. All potentially dilutive awards were excluded from the computation of pro forma diluted net earnings per share due to their antidilutive effect.

The following tables set forth the computation of basic and diluted earnings per share of Clearwater Common Stock and Clearwater Class D Common Stock (in thousands, except share amounts and per share amounts):

	For the Year ended December 31, 2024

	Clearwater Common Stock	Clearwater Class D Common Stock

Basic net earnings attributable to shareholders of Clearwater Common Stock and Clearwater Class D Common Stock
Numerator:
Allocation of pro forma net income attributable to Clearwater Analytics Holdings, Inc.	$240,730	$77,228
Denominator:
Historical weighted average number of shares of Clearwater Common Stock and Clearwater Class D Common Stock outstanding - basic	159,906,046	59,410,579
Shares of Clearwater Common Stock to be issued to Enfusion Stockholders pursuant to the Merger Agreement	25,283,852	—

Pro forma weighted average number of shares of Clearwater Common Stock and Clearwater Class D Common Stock outstanding - basic	185,189,898	59,410,579

Basic net earnings per share attributable to shareholders of Clearwater Common Stock and Clearwater Class D Common Stock	$1.30	$1.30

	For the Year ended December 31, 2024

	Clearwater Common Stock	Clearwater Class D Common Stock

Diluted net earnings attributable to shareholders of Clearwater Common Stock and Clearwater Class D Common Stock
Numerator:
Allocation of pro forma net income attributable to Clearwater Analytics Holdings, Inc.	$240,730	$77,228
Reallocation of earnings as a result of conversion of potentially dilutive equivalents	12,558	(9,353)
Reallocation of earnings as a result of conversion of Clearwater Class D Common Stock to Clearwater Common Stock	67,878	—

Allocation of undistributed earnings	321,165	67,878

Denominator:
Pro forma weighted average number of shares of Clearwater Common Stock and Clearwater Class D Common Stock outstanding - basic	185,189,898	59,410,579
Add: weighted-average effect of dilutive securities exchangeable for Clearwater Common Stock:
Stock options of Clearwater Analytics Holdings, Inc.	5,615,242	—
RSUs of Clearwater Analytics Holdings, Inc.	2,604,418	—
RSUs of Clearwater Analytics Holdings, Inc. to be issued to Enfusion Stockholders pursuant to the Merger Agreement	1,456,253	—
ESPP of Clearwater Analytics Holdings, Inc.	27,177	—
Clearwater Class B Common Stock and Clearwater Class C Common Stock	26,799,077	—
Conversion of Clearwater Class D Common Stock to Clearwater Common Stock outstanding	59,410,579	—

Weighted average number of shares of Clearwater Common Stock and Clearwater Class D Common Stock outstanding - diluted	281,102,644	59,410,579

Diluted net earnings per share attributable to shareholders of Clearwater Common Stock and Clearwater Class D Common Stock	$1.14	$1.14

Shares of Clearwater Class B Common Stock (as defined below) and Clearwater Class C Common Stock (as defined below) do not participate in the earnings or losses of Clearwater and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Clearwater Class B Common Stock and Clearwater Class C Common Stock under the two-class method has not been presented.

e.	Represents Enfusion’s estimated merger costs of $25 million expected to be incurred related to the Transactions that are not reflected in the historical financials. This is a non-recurring item.

f.

Represents the adjustment to record the elimination of historical Enfusion’s stock-based compensation expense, recognition of new stock-based compensation expense for the post-combination portion of the Enfusion’s RSUs.

Enfusion’s RSUs were assumed and converted into approximately 1.5 million of Assumed RSUs, with an estimated fair value of $40.1 million. Fair value has been estimated based upon the trading price of Clearwater Common Stock as of December 31, 2024. Assumed RSUs will be subject to the same vesting terms and conditions applicable to the corresponding Enfusion equity awards. The pre-combination portion of the Assumed RSUs has been reflected as purchase consideration and the post-combination portion of Assumed RSUs will be recognized as stock-based compensation expense over the remaining vesting period. With respect to any Assumed RSU that replaces an Enfusion RSU that is an Enfusion PSU, vesting will no longer be subject to the achievement of performance goals or metrics and will solely be based on providing continued service to Clearwater and its affiliates, including Enfusion, through the end of the applicable performance period. Of the fair value of $40.1 million, $15.9 million relates to pre-combination services and is accordingly included in the purchase consideration and the balance amount aggregating to $24.2 million will be reflected as post-combination expense over the remaining vesting period. Out of the $24.2 million, $11.4 million was recognized in the year ended December 31, 2024, and $12.8 million will be recognized in subsequent periods.

The following table reflects the elimination of Enfusion’s historical stock-based compensation expense, and the recognition of stock-based compensation expense based on the fair value of Clearwater RSUs. Stock-based compensation expense is allocated among COR, R&D, S&M, and G&A, as follows:

	For the Year ended December 31, 2024
(in thousands)	COR	R&D	S&M	G&A
Reversal of Enfusion’s historical stock-based compensation expense	(1,781)	(3,925)	(1,246)	(12,081)
Post-combination stock-based compensation expense	891	2,699	754	7,074

Change in stock-based compensation expense	(890)	(1,226)	(492)	(5,007)

g.	Represents the adjustment to record the elimination of net income attributable to Enfusion’s non-controlling interests which will be eliminated at the assumed closing date of January 1, 2024

Note 7 Financing Adjustments

a.	Debt Obligations

Debt obligations have been adjusted for the following:

(in thousands)	Current Portion	Long Term
Repayment of Clearwater’s existing term loan	(2,750)	(43,164)
Issuance of new debt:
Borrowings under the 2025 Term Loan	8,000	792,000
Debt issuance costs	—	(18,000)

Pro forma adjustments(1)	5,250	730,836

(1)

Reflects the assumption of newly raised borrowings under the 2025 Term Loan with a total principal amount of $800.0 million to be issued by Clearwater to finance a portion of the cash consideration and paying related fees an expenses in connection with the Transactions, net of a total of $18.0 million debt issuance costs. Based on the loan agreement, 0.25% of the principal amount is payable at the end of each fiscal quarter.

b.

Represents the elimination of unamortized debt issuance costs of $0.3 million associated with Clearwater’s existing revolving credit facility, and the recognition of debt issuance costs of $4.5 million relating to the new unsecured $200.0 million revolving credit facility at the closing date.

Debt issuance costs – line of credit	(in thousands)
Elimination of unamortized debt issuance costs of existing credit facility	(339)
Debt issuance costs for new revolving credit facility	4,500

Pro forma adjustments	4,161

c.

Represents an increase in interest expense of $52.5 million for the year ended December 31, 2024, which includes (1) $55.3 million interest expense on the $800 million principal borrowings under the 2025 Term Loan, calculated using the effective interest rate method, with a weighted-average annual interest rate of 7.05%, (2) $0.9 million amortization expense on the new 5-year revolving credit facility, partially offset by (3) interest expense of $3.8 million on the existing term loan that is assumed to be repaid as of January 1, 2024.

d.	Represents the tax effect of interest expense adjustment.

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF CLEARWATER AND ENFUSION

Clearwater and Enfusion are both incorporated under the laws of the state of Delaware. If the Transactions are completed, the rights of Enfusion Stockholders who become Clearwater Stockholders will be, and the rights of Clearwater Stockholders will continue to be, governed by the DGCL, the Amended and Restated Certificate of Incorporation of Clearwater (the “Clearwater Charter”) and the Amended and Restated Bylaws of Clearwater (the “Clearwater Bylaws”).

The following is a summary of the material differences between (i) the current rights of Clearwater Stockholders under the Clearwater Charter and the Clearwater Bylaws and (ii) the current rights of Enfusion Stockholders under the Amended and Restated Certificate of Incorporation of Enfusion (the “Enfusion Charter”) and the Amended and Restated Bylaws of Enfusion (the “Enfusion Bylaws”). The following summary is not a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Clearwater’s and Enfusion’s respective governing documents, which we urge you to read carefully and in their entirety. Copies of the Clearwater Charter, the Clearwater Bylaws, the Enfusion Charter and the Enfusion Bylaws have been filed with the SEC and are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions in the section titled “Where You Can Find More Information.”

	Enfusion	Clearwater
Authorized Capital Stock

Enfusion has authority to issue 1,000,000,000 shares of Enfusion Common Stock, 150,000,000 shares of Enfusion Class B Common Stock and 100,000,000 shares of preferred stock, par value $0.001 per share.

As of February 5, 2025, Enfusion had 94,769,479 shares of Enfusion Common Stock, 34,198,767 shares of Enfusion Class B Common Stock, and no shares of preferred stock issued and outstanding.

Clearwater is authorized under the Clearwater Charter to issue 1,500,000,000 shares of Clearwater Common Stock, 500,000,000 shares of Clearwater Class B common stock, par value $0.001 per share (“Clearwater Class B Common Stock”), 500,000,000 shares of Class C common stock, par value $0.001 per share (“Clearwater Class C Common Stock”), 500,000,000 shares of Class D common stock, par value $0.001 per share (“Clearwater Class D Common Stock”) and 100,000,000 shares of preferred stock, par value $0.001 per share (“Clearwater Preferred Stock”).

Preferred Stock	The Enfusion Board is authorized, by resolution or resolutions, to provide for the designation and issuance of shares of preferred stock, in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers (which may include full, limited or no voting powers), preferences, and relative, participating, optional or other rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to file a certificate pursuant to the applicable law of the State of Delaware setting forth such resolution or resolutions.	The board of directors of Clearwater (the “Clearwater Board”) may, without further action by Clearwater’s stockholders, from time to time, direct the issuance of shares of Clearwater Preferred Stock in one or more series and may, at the time of issuance, determine the rights, preferences and limitations of each series.

	Enfusion	Clearwater
Voting Rights

On all matters submitted to a vote of the stockholders, each holder of Enfusion Common Stock is entitled to one vote per share for each share held by such holder and each holder of Enfusion Class B Common Stock is entitled to one vote for each common unit of Enfusion OpCo held by such holder.

Enfusion Stockholders do not have cumulative voting rights.

On any matter that is submitted to a vote of the Clearwater Stockholders, each holder of Clearwater Common Stock or Clearwater Class B Common Stock is entitled to one vote per share for each share held, and each holder of Clearwater Class C Common Stock or Clearwater Class D Common Stock is entitled to ten votes per share for each share held, except that, in each case, to the fullest extent permitted by law, holders of Clearwater Common Stock, Clearwater Class B Common Stock, Clearwater Class C Common Stock and Clearwater Class D Common Stock have no voting power with respect to, and are not be entitled to vote on, any amendment to the Clearwater Charter (including any certificate of designations relating to any series of Clearwater Preferred Stock) that relates solely to the terms of any outstanding Clearwater Preferred Stock if the holders of such Clearwater Preferred Stock are entitled to vote as a separate class thereon under the Clearwater Charter (including any certificate of designations relating to any series of Clearwater Preferred Stock) or under the DGCL.

Clearwater Stockholders do not have cumulative voting rights.

Dividends	Section 170 of the DGCL provides that the board of directors of a corporation may declare and pay dividends upon the corporation’s shares of capital stock subject to certain limitations, including any restrictions contained in the corporation’s certificate of incorporation.
	The holders of Enfusion Common Stock are entitled to any dividends and other distributions of cash, property or shares of stock of Enfusion as may be declared by the Enfusion Board from time to time out of funds legally available for such purpose. The holders of Enfusion Class B Common Stock are not entitled to any dividends declared by the Enfusion Board.	Subject to preferences that may apply to shares of Clearwater Preferred Stock, if any, outstanding at the time, holders of Clearwater Common Stock and Clearwater Class D Common Stock are entitled to any dividends and other distributions of cash, property or shares of stock of the Clearwater as may be declared by the Clearwater Board from time to time out of funds legally available for such purpose. Other than in connection with a dividend declared by the Clearwater Board in connection with

	Enfusion	Clearwater
a “poison pill” or similar stockholder rights plan, holders of Clearwater Class B Common Stock or Clearwater Class C Common Stock are not entitled to any dividends declared by the Clearwater Board.

Liquidation Rights	In the event of a voluntary or involuntary liquidation, dissolution or winding up of Enfusion, the net assets of Enfusion will be distributed pro rata to the holders of Enfusion Common Stock. The holders of shares of Enfusion Class B Common Stock will not be entitled to receive any of such net assets.	Subject to the preferences applicable to any series of Clearwater Preferred Stock, if any, outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of Clearwater, all assets of Clearwater available for distribution to the holders of Clearwater Stockholders shall be divided among and paid ratably to the holders of Clearwater Common Stock and Clearwater Class D Common Stock and Clearwater Class B Common Stock and Clearwater Class C Common Stock in proportion to the number of shares held by each such Clearwater Stockholder; provided, that, without limiting the right of holders of Clearwater Class B Common Stock and Clearwater Class C Common Stock to exchange shares thereof together with the corresponding Class A Common Units of CWAN Holdings, LLC., the holders of shares of Clearwater Class B Common Stock and Clearwater Class C Common Stock shall be entitled to receive $0.001 per share, and upon receiving such amount, the holders of shares of Clearwater Class B Common Stock and Clearwater Class C Common Stock as such, shall not be entitled to receive any other assets or funds of Clearwater.

Amendment to the Certificate of Incorporation	The Enfusion Charter provides that Enfusion reserves the right to amend and repeal any of the provisions contained in the Enfusion Charter in the manner prescribed by the laws of the State of Delaware and the Enfusion Charter; provided, however, that notwithstanding any other provision of the Enfusion Charter or the Enfusion Bylaws, and in addition to any vote required by applicable law, the affirmative vote of the holders of at least two-thirds of the	From and after the Trigger Event (as defined below), the following provisions of the Clearwater Charter may be amended, altered, repealed or rescinded, in whole or in part, only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock entitled to vote thereon: Article V (Amendment of the Certificate of Incorporation and Bylaws), Article VI (Board of Directors), Article VII

Enfusion	Clearwater
votes entitled to be cast thereon is be required to adopt, amend, alter or repeal any provision part of Article VI (Stockholder Action), Article VII (Directors), Article VIII (Limitation of Liability), Article IX (Amendment of Bylaws) or Article X (Amendment of Certificate of Incorporation) of the Enfusion Charter.

(Limitation of Director Liability), Article IX (Competition and Corporate Opportunities), Article X (DGCL Section 203) and Article XI (Miscellaneous).

Before the Trigger Event, the certificate of incorporation may be amended pursuant to Section 242 of the DGCL, which provides that a company’s certificate of incorporation may be amended upon a resolution of the board of directors and, subject to certain exceptions, approved by (a) the holders of a majority of the outstanding shares entitled to vote; and (b) a majority of the outstanding shares of each class entitled to a class vote if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preference, or special rights of the shares of such class so as to affect them adversely, provided that if the amendment would alter or change the powers, preferences or special rights of one or more series of a class so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected shall be considered a separate class for purposes of the vote.

“Trigger Event” means the date on which the Investors (as defined below) and their Affiliates (as defined below), collectively or singly, cease to beneficially own at least 50% of the combined voting power of all the then-outstanding shares of Clearwater Common Stock.

“Investors” means, collectively, (i) Galibier Purchaser LLC, (ii) WP CA Holdco, L.P., (iii) collectively, (a) WCAS XII Carbon Analytics Acquisition, L.P., (b) WCAS GP CW LLC, (c) WCAS XIII Carbon Analytics Acquisition, L.P., (d) Welsh, Carson, Anderson & Stowe XII, L.P., (e) Welsh, Carson, Anderson & Stowe XII

	Enfusion	Clearwater

Delaware, L.P., (f) Welsh, Carson, Anderson & Stowe XII Delaware II, L.P., (g) Welsh, Carson, Anderson & Stowe XII Cayman, L.P., (h) WCAS XII Carbon Investors, L.P. and (i) WCAS XIII Carbon Investors, L.P., and, individually, any of the foregoing.

“Affiliate” of any person or entity shall mean any other person or entity controlled by, controlling or under common control with such first person; where “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise).

Amendment to the Bylaws

The Enfusion Board is expressly authorized to make, repeal, amend and rescind, in whole or in part, the Enfusion Bylaws without the assent or vote of the Enfusion Stockholders in any manner not inconsistent with the laws of the State of Delaware or the Enfusion Charter.

The Enfusion Bylaws may be amended or repealed at an annual meeting or special meeting of Enfusion Stockholders called for such purpose by the affirmative vote of two-thirds of the voting power of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class. Stockholder approval will not be required unless mandated by the Enfusion Charter, the Enfusion Bylaws or other applicable law.

The Clearwater Board is expressly authorized to make, repeal, amend and rescind, in whole or in part, the Clearwater Bylaws without the assent or vote of the Clearwater Stockholders in any manner not inconsistent with the laws of the State of Delaware or the Clearwater Charter.

The Clearwater Bylaws may be altered, amended, repealed or rescinded, in whole or in part, by a vote of the holders of a majority of the voting power of Clearwater Common Stock present in person or represented by proxy at a meeting of stockholders and entitled to vote thereon; provided, however, from and after the Trigger Event, the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of Clearwater entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of Clearwater to alter, amend, repeal or rescind, in whole or in part, any provision of the Clearwater Bylaws or to adopt any provision inconsistent therewith.

	Enfusion	Clearwater
Special Meetings of Stockholders	Under the Enfusion Bylaws, except as otherwise required by law and subject to the rights, if any, of holders of any series of Enfusion preferred stock, special meetings of Enfusion Stockholders may be called only by the Enfusion Board pursuant to a resolution adopted by a majority of directors then in office or the Chairman of the Enfusion Board or Chief Executive Officer of Enfusion. No business other than that stated in the notice of a special meeting of stockholders may be transacted at such special meeting.	Under the Clearwater Bylaws, except as otherwise required by law and subject to the rights of the holders of the Clearwater Preferred Stock, special meetings of stockholders may be called only by the Clearwater Board or the Chairman of the Clearwater Board, provided, however, that at any time before the Trigger Event, a special meeting of stockholders may be called only by the Clearwater Board or the Chairman of the Clearwater Board at the request of the holders of the majority of the combined voting power of all outstanding shares of Clearwater Common Stock.

Voting at Meetings	The Enfusion Bylaws provide that, except as otherwise provided by the rules and regulations of any stock exchange applicable to Enfusion or its securities, the Enfusion Charter or the Enfusion Bylaws, a majority of the votes properly cast for and against the subject matter shall decide any question brought before a meeting of the stockholders.	The Clearwater Bylaws provide, except as otherwise provided by the rules and regulations of any stock exchange applicable to Clearwater or its securities, the Clearwater Charter or the Clearwater Bylaws, the vote of the holders of a majority of the voting power of the shares of Clearwater present in person or represented by proxy and entitled to vote on the subject matter shall decide any question brought before a meeting of the stockholders.

Stockholder Action by Written Consent	Under the Enfusion Charter, no action that is required or permitted to be taken by Enfusion Stockholders may be effected by consent of such stockholders in lieu of a meeting of Enfusion Stockholders.

Under the Clearwater Bylaws, prior to the Trigger Event, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the consent in writing signed by Clearwater Stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all Clearwater Stockholders entitled to vote thereon were present and voting.

From and after the Trigger Event, any action by Clearwater Stockholders must be taken at a duly called annual or special meeting of stockholders and no action may be effected by any consent in writing signed by the Clearwater Stockholders; provided, however that any

	Enfusion	Clearwater
action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

Stockholder Proposals and Nominations

Under the Enfusion Bylaws, for any nominations or any other business to be properly brought before an annual meeting, the stockholder must have given timely notice thereof in writing to the Enfusion’s Secretary at the principal executive offices of Enfusion and any such proposed business (other than the nominations of persons for election to the Enfusion Board) must constitute a proper matter for stockholder action.

To be timely, a stockholder’s notice must be delivered to Enfusion’s Secretary at Enfusion’s principal executive office not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such annual meeting is first made by Enfusion. The Enfusion Bylaws also specify certain requirements as to the form and content of a Enfusion Stockholder’s notice of proposal or nomination.

The Enfusion Bylaws prohibit stockholder proposals of business to be brought before a special meeting of

Under the Clearwater Bylaws, for any nominations or any other business to be properly brought by a stockholder before an annual meeting or a special meeting, the stockholder must have given timely notice thereof in writing to the Clearwater secretary at the principal executive offices of Clearwater and any such proposed business (other than the nominations of persons for election to the Clearwater Board) must constitute a proper matter for stockholder action.

To be timely, a stockholder’s notice shall be delivered to the Clearwater secretary at Clearwater’s principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such annual meeting is first made by Clearwater. The Clearwater Bylaws also specify certain requirements as to the form and content of a Clearwater Stockholder’s notice of proposal or nomination.

	Enfusion	Clearwater
stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with the Enfusion Bylaws, in which case such special meeting in lieu thereof will be deemed an annual meeting of stockholders and the Enfusion Bylaws applicable to annual meetings will govern such special meeting.

Proxy Access for Director Nominations

Section 112 of the DGCL provides that the bylaws of a corporation may provide that if the corporation solicits proxies with respect to an election of directors, it may be required, to the extent and subject to such procedures or conditions as may be provided in the bylaws, to include in its proxy solicitation materials (including any form of proxy it distributes), in addition to individuals nominated by the board of directors, one or more individuals nominated by a stockholder.

The Enfusion Bylaws do not provide for proxy access for director nominations.

Section 112 of the DGCL provides that the bylaws of a corporation may provide that if the corporation solicits proxies with respect to an election of directors, it may be required, to the extent and subject to such procedures or conditions as may be provided in the bylaws, to include in its proxy solicitation materials (including any form of proxy it distributes), in addition to individuals nominated by the board of directors, one or more individuals nominated by a stockholder.

Clearwater does not provide for any separate mechanisms of proxy access other than as required by law.

Board of Directors

Number of Directors	The number of directors of the Enfusion Board will be fixed, and may be increased or decreased from time to time, exclusively by a resolution duly adopted by an affirmative vote of a majority of the Enfusion Board. No decrease in the number of directors may shorten the term of any incumbent director. At present, Enfusion has 8 directors.	Subject to the Clearwater Charter and the rights granted to the Investors pursuant to the Stockholders Agreement, dated September 28, 2021, by and among Clearwater and the Investors (as amended from time to time, the “Stockholders Agreement”), the number of directors serving on the Clearwater Board shall be fixed exclusively by a resolution adopted by the Clearwater Board. At present, Clearwater has 10 directors.

Election of Directors	Each director is elected by the vote of a plurality of the votes properly cast with respect to such director at any meeting for the election of such director at which a quorum is present.	The Clearwater Bylaws provide that a nominee for director shall be elected to the Clearwater Board by a plurality of the votes cast in respect of the shares present in person or represented by proxy at a meeting of stockholders at which a quorum is present and entitled to vote thereon.

	Enfusion	Clearwater
Classified Board	The Enfusion Board is classified into three classes of directors with staggered three-year terms.	The Clearwater Board is classified into three classes of directors with staggered three-year terms.

Removal	Subject to the rights of the holders of any series of Enfusion undesignated preferred stock to remove directors whom such holders may have the right to elect, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of not less than two-thirds of the voting power of the outstanding shares of capital stock entitled to vote at an election of directors.	Under the Clearwater Charter, any member of the Clearwater Board may, subject to the Stockholders Agreement, be removed with or without cause by the affirmative vote of the holders of record of a majority of the outstanding shares of Clearwater’s capital stock entitled to vote thereon; provided, however, that from and after the Trigger Event, any member of the Clearwater Board may be removed only for cause and only by the affirmative vote of the holders of record of at least 66 2/3% of the outstanding shares of Clearwater’s capital stock entitled to vote thereon.

Vacancies	Under the Enfusion Charter, subject to the rights granted to the holders of any series of preferred stock, in the event of any vacancy on the Enfusion Board, however occurring, and newly-created directorships resulting from any increase in the number of directors will be filled solely and exclusively by the affirmative vote of a majority of the Enfusion directors then in office, even if less than a quorum. Any director so appointed will hold office for the remainder of the full term of the class of directors in which the new directorship was created or vacancy occurred.	Under the Clearwater Bylaws, subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding and any rights granted to the Investors and their respective Affiliates pursuant to the Stockholders’ Agreement, in the event of any vacancy on the Clearwater Board, however occurring, and newly-created directorships resulting from any increase in the number of directors shall be filled (i) by a majority of the directors then in office, (ii) by a sole remaining director or (iii) by the Clearwater Stockholders; provided, however, that subject to the Stockholders’ Agreement, from and after the Trigger Event, any newly-created directorship that results from an increase in the number of directors and any vacancy occurring on the Clearwater Board shall be filled only by (x) a majority of the directors then in office or (y) a sole remaining director (and not by the stockholders).

Special Meetings of the Board	Special meetings of the Enfusion Board may be called by or at the request of a majority of the directors, the Chairman of the Enfusion Board, if one is elected, or the President. Notice of the hour, date and place of all special meetings of the Enfusion Board shall be given to each director, by telephone, or by facsimile,	Special meetings of the Clearwater Board may be called at the request of the Chief Executive Officer of Clearwater or the Chairman of the Clearwater Board. At least 24 hours before each special meeting of the Clearwater Board, written notice, notice by electronic transmission or oral notice (either in person or by telephone)

	Enfusion	Clearwater
	electronic mail or other electronic communication at least 24 hours before each special meeting, or by written notice mailed to his or her business or home address at least 48 hours before each special meeting of the Enfusion Board.	of the time, date and place of the meeting shall be given to each director.

Directors Liability and Indemnification

Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise.

Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or certain officers of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (i) any breach of such person’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in the case of a director, payments of unlawful dividends or unlawful stock repurchases or redemptions, (iv) for any transaction from which the director derived an improper personal benefit, or (v) in the case of an officer, any action by or in the right of the corporation.

The Enfusion Charter provides for indemnification to the fullest extent permitted by the DGCL. Enfusion also maintains liability insurance applicable to its directors and certain officers, employees and agents as permitted by Section 145 of the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Enfusion pursuant to the foregoing provisions, Enfusion has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Article VII, Section 1 of the Clearwater Bylaws provides for indemnification to the fullest extent permitted by the DGCL. Clearwater maintains liability insurance applicable to its directors and certain officers, employees and agents as permitted by Section 145 of the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Clearwater pursuant to the foregoing provisions, Clearwater has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

	Enfusion	Clearwater
State Antitakeover Provisions	Enfusion has elected not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the transaction is approved by the corporation’s board of directors before that person becomes an “interested stockholder” or another exception is available. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. Enfusion could elect to be subject to Section 203 of the DGCL in the future by amending the Enfusion Charter.	Clearwater has elected not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the transaction is approved by the corporation’s board of directors before that person becomes an “interested stockholder” or another exception is available. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. Clearwater could elect to be subject to Section 203 of the DGCL in the future by amending the Clearwater Charter.

Merger or Consolidation; Sale, Lease or Exchange of Assets; Dissolution	Subchapter IX of the DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve any agreement providing for a merger or consolidation of such corporation. Subchapter X of the DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve the sale, lease or exchange of all or substantially all of such corporation’s property and assets or the dissolution of the corporation.

	The Enfusion Bylaws provide that, except as otherwise provided by the rules and regulations of any stock exchange applicable to Enfusion or its securities, the Enfusion Charter or the Enfusion Bylaws, a majority of the votes properly cast for and against the subject matter shall decide any question brought before a meeting of the stockholders.	The Clearwater Bylaws provide, except as otherwise provided by the rules and regulations of any stock exchange applicable to Clearwater or its securities, the Clearwater Charter or the Clearwater Bylaws, the vote of the holders of a majority of the voting power of the shares of Clearwater present in person or represented by proxy and entitled to vote on the subject matter shall decide any question brought before a meeting of the stockholders.

Exclusive Forum Provision	The Enfusion Bylaws provide that, except for causes of action arising under the Securities Act or the Exchange Act,	The Clearwater Charter provides that, unless Clearwater consents in writing to the selection of an alternative forum, to

Enfusion	Clearwater
unless Enfusion consents in writing to the selection of any alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Enfusion, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of Enfusion to Enfusion or Enfusion Stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Enfusion Charter or the Enfusion Bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim governed by the internal affairs doctrine.	the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of Clearwater, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Clearwater to Clearwater or its stockholders, (iii) any action asserting a claim against Clearwater or any director or officer of Clearwater arising pursuant to any provision of the DGCL, the Clearwater Charter or the Clearwater Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Clearwater Charter or the Clearwater Bylaws, (v) any action asserting a claim governed by the internal affairs doctrine or (vi) any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, in each case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ENFUSION

The following table sets forth information, as of February 5, 2025, about the beneficial ownership of Enfusion Common Stock and Enfusion Class B Common Stock held by (i) each person who is known to own beneficially more than 5% of Enfusion Common Stock or Enfusion Class B Common Stock, (ii) each Enfusion director, (iii) each Enfusion named executive officer and (iv) all directors and executive officers of Enfusion as a group.

Applicable percentage ownership is based on 94,769,479 shares of Enfusion Common Stock and 34,198,767 shares of Enfusion Class B Common Stock outstanding as of February 5, 2025.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Enfusion, Inc., 125 South Clark Street, Suite 750, Chicago, IL 60603.

	Shares Beneficially Owned				Percentage of Voting Power(2)
	Class A		Class B(1)
Name	Shares	%	Shares	%
Named Executive Officers and Directors:
Oleg Movchan(3)	1,233,625	1.30%	12,616,365	36.89%	10.73%
Neal Pawar(4)	145,833	*	—	—	*
Bronwen Bastone(5)	28,226	*	—	—	*
Michael Spellacy	27,936	*	—	—	*
Bradford E. Bernstein(6)	32,440,463	34.23%	—	—	25.15%
Kathleen Traynor DeRose	41,710	*	—	—	*
Jan R. Hauser	40,779	*	—	—	*
Lawrence Leibowitz	162,102	*	—	—	*
Roy Luo(7)	—	—	—	—	—
Deirdre Somers	22,429	*	—	—	*
All executive officers and directors as a group (12 persons)(8)	34,275,495	36.11%	12,616,365	36.89%	36.32%
5% Stockholders of Enfusion Common Stock or Enfusion Class B Common Stock:
FTV Management Company GP, L.L.C.(9)	32,440,463	34.23%	—	—	25.15%
LRA Ventures, LLC(10)	1,184,271	1.25%	5,000,000	14.62%	4.80%
Malherbe Investments LLC(11)	—	—	6,870,386	20.09%	5.33%
ELL Investments, L.P.(12)	4,975,183	5.25%	—	—	3.86%
Entities affiliated with ICONIQ Capital Management, LLC(13)	9,009,594	9.51%	5,030,000	14.71%	10.89%
Brown Capital Management, LLC(14)	7,873,643	8.31%	—	—	6.11%

*	Represents less than one percent (1%).

(1)

Subject to the terms of the Operating Agreement, Enfusion OpCo’s Common Units are exchangeable for shares of Enfusion Common Stock on a one-for-one basis. Simultaneous with such exchange, a number of shares of Enfusion Class B Common Stock registered in the name of the exchanging party will be canceled for no consideration on a one-for-one basis with the number of Common Units so exchanged. Beneficial ownership of Common Units reflected in this table has not been also reflected as beneficial ownership of shares of Enfusion Common Stock for which such units may be exchanged.

(2)	Represents percentage of voting power of the Enfusion Common Stock and Enfusion Class B Common Stock voting together as a single class.

(3)

Includes (a) 19,467 shares of Enfusion Common Stock directly held by Mr. Movchan, (b) 24,914 shares of Enfusion Common Stock underlying Enfusion Stock Options directly held by Mr. Movchan that are or will become exercisable within 60 days of February 5, 2025, (c) 37,426 shares of Enfusion Common Stock issuable upon the settlement of RSUs releasable within 60 days of February 5, 2025, (d) 1,151,818 shares of Enfusion Common Stock directly held by CSL Tech Holdings, LLC (“CSL Tech”) and (e) 12,616,365 shares of Enfusion Common Stock that CSL Tech has the right to acquire upon the exchange of Common Units directly held by CSL Tech. Mr. Movchan and his spouse may be deemed to have shared voting and dispositive power over such 1,151,818 shares of Enfusion Common Stock directly held by CSL Tech and 12,616,365 shares of Enfusion Common Stock that CSL Tech has the right to acquire upon the exchange of Common Units.

(4)	Includes 36,044 shares of Enfusion Common Stock issuable upon the settlement of RSUs releasable within 60 days of February 5, 2025.

(5)

Includes (a) 12,896 shares of Enfusion Common Stock underlying stock options directly held by Ms. Bastone that are or will become exercisable within 60 days of February 5, 2025 and (b) 8,651 shares of Enfusion Common Stock issuable upon the settlement of RSUs releasable within 60 days of February 5, 2025.

(6)

Consists of (a) 31,297,606 shares of Enfusion Common Stock directly held by FTV IV, L.P. (“FTV Fund IV”) and (b) 1,142,857 shares of Enfusion Common Stock directly held by FTV Investment Holdings, L.P. (“FTV Holdings”), as reflected in Note 9 below. Mr. Bernstein, a member of our Board, is the managing partner of FTV Capital and shares voting and dispositive power with regard to the shares directly held by FTV Fund IV and FTV Holdings. Mr. Bernstein disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(7)

Mr. Luo, a member of our Board, is an investor at ICONIQ Capital and may have limited partner or other interests in one or more of the entities described in Note 13 below and disclaims beneficial ownership of the securities reported in FN13, except to the extent of his pecuniary interest therein, if any.

(8)

Includes (a) 37,810 shares of Enfusion Common Stock underlying stock options that are or will become exercisable within 60 days of February 5, 2025 and (b) 106,921 shares of Enfusion Common Stock issuable upon the settlement of RSUs releasable within 60 days of February 5, 2025.

(9)

Based solely on information provided in a Schedule 13D filed with the SEC on June 23, 2023, as amended by a Schedule 13D/A filed with the SEC on January 14, 2025. Consists of (a) 31,297,606 shares of Enfusion Common Stock held by FTV IV, L.P. (“FTV Fund IV”) and (b) 1,142,857 shares of Enfusion Common Stock held by FTV Investment Holdings, L.P. (“FTV Holdings”). FTV Management IV, L.L.C. (“FTV Management”) is the general partner of FTV Fund IV and FTV Management Company GP, L.L.C. (“FTV GP”) is the general partner of FTV Holdings and FTV Management. FTV GP exercises voting and dispositive power with regard to the shares held by FTV Fund IV and FTV Holdings and may be deemed the beneficial owner of such 31,297,606 shares of Enfusion Common Stock held by FTV Fund IV and 1,142,857 shares of Enfusion Common Stock held by FTV Holdings. The address for each of FTV Fund IV, FTV Holdings, FTV Management and FTV GP is 535 Madison Avenue, Floor 33, New York, NY 10022.

(10)

Based solely on information provided in a Schedule 13G/A filed with the SEC on October 25, 2024. Consists of (a) 1,184,271 shares of Enfusion Common Stock and (b) 5,000,000 shares of Enfusion Common Stock that LRA Ventures, LLC (“LRA Ventures”) has the right to acquire upon the exchange of Common Units. Tarek Hammoud is the sole manager of LRA Ventures and may be deemed the beneficial owner of such 1,184,271 shares of Enfusion Common Stock directly held by LRA Ventures and 5,000,000 shares of Enfusion Common Stock that LRA Ventures has the right to acquire upon the exchange of Common Units by virtue of his position as the control person of LRA Ventures. The address for each of LRA Ventures and Tarek Hammoud is 4701 North Meridian Ave, Unit UPH12, Miami Beach, FL 33140.

(11)

Based solely on information provided in a Schedule 13G/A filed with the SEC on January 31, 2025. Consists of 6,870,386 shares of Enfusion Common Stock that Malherbe Investments LLC has the right to acquire upon the exchange of Common Units. Mr. Malherbe is the beneficial owner of 100% of the voting interests of Malherbe Investments LLC and is the sole manager, and may be deemed the beneficial owner of such 6,870,386 shares that Malherbe Investments LLC has the right to acquire upon the exchange of Common Units by virtue of his position as the control person of Malherbe Investments LLC. The address for each of Malherbe Investments LLC and Stephen Malherbe is 1063 Gallant Court, Wheaton, Illinois 60187.

(12)

Based solely on information provided in a Schedule 13G filed with the SEC on February 14, 2022 by Hillhouse Investment Management, Ltd. (“HIM”), with respect to the shares of Enfusion Common Stock held by ELL Investments, L.P. (“ELL”). ELL is wholly owned by Hillhouse Fund IV, L.P. (“Fund IV”). HIM acts as the sole management company of Fund IV. HIM has sole voting and dispositive power over the 4,975,183 shares of Enfusion Common Stock and may be deemed the beneficial owner of such shares. The address of Hillhouse Investment Management, Ltd. is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

(13)

Based solely on information provided in a Schedule 13G/A filed with the SEC on February 14, 2024. Consists of (1) 7,748,000 shares of Enfusion Common Stock directly held by ISP V-B EF LP (“ISP V-B EF”), (2) 5,030,000 shares of Enfusion Common Stock that ISP V Main Fund EF LLC (“ISP V EF”) has the right to acquire upon the exchange of Common Units directly held by ISP V EF, (3) 538,887 shares of Enfusion Common Stock directly held by ICONIQ Strategic Partners V, L.P. (“ICONIQ V”) and (4) 722,707 shares of Enfusion Common Stock directly held by ICONIQ Strategic Partners V-B, L.P. (“ICONIQ V-B”). ICONIQ V is the sole managing member of ISP V EF. ICONIQ Strategic Partners V GP, L.P. (“ICONIQ V GP”) is the sole general partner of each of ISP V-B EF, ICONIQ V, and ICONIQ V-B. ICONIQ Strategic Partners V TT GP Ltd. (“ICONIQ V Parent GP” and, together with ISP V-B EF, ISP V EF, ICONIQ V, ICONIQ V-B, and ICONIQ V GP, the “ICONIQ Entities”) is the sole general partner of ICONIQ V GP. Divesh Makan, William J.G. Griffith, and Matthew Jacobson are the sole equity holders of ICONIQ V Parent GP and may be deemed to beneficially own the shares held by the ICONIQ Entities. The address for each of the ICONIQ Entities is 50 Beale St., Ste. 2300, San Francisco, CA 94105.

(14)

Based solely on information provided in a Schedule 13G/A filed with the SEC on September 6, 2024. Consists of 7,873,643 shares of Enfusion Common Stock owned by various investment advisory clients of Brown Capital Management, LLC (“Brown Capital Adviser”), which may be deemed to be a beneficial owner of those shares due to its discretionary power to make investment decisions over such shares for its clients and/or its ability to vote such shares. The address for Brown Capital Adviser is 1201 N. Calvert Street, Baltimore, MD 21202.

APPRAISAL RIGHTS OF ENFUSION STOCKHOLDERS

General. Holders of Enfusion Common Stock will be entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger.

If you hold one or more shares of Enfusion Common Stock, you are entitled to appraisal rights under Delaware law and have the right to have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of completion of the Merger in place of the Merger Consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL. Any such holder of shares of Enfusion Common Stock awarded “fair value” for its, his or her shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the Merger Consideration.

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this Proxy Statement/Prospectus as Annex E. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of Enfusion Common Stock. All references in Section 262 of the DGCL and in this summary to a “beneficial owner” are to a person who is the beneficial owner of shares of Enfusion Common Stock held either in voting trust or by a nominee on behalf of such person. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of approval of the Merger Agreement Proposal, Enfusion, not less than 20 days prior to the meeting, must notify each stockholder who was an Enfusion Stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This Proxy Statement/Prospectus constitutes the required notice, and the copy of Section 262 of the DGCL is attached to this Proxy Statement/Prospectus as Annex E. A holder of Enfusion Common Stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex E carefully and consult with legal advisors. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A stockholder or beneficial owner who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration.

How to Exercise and Perfect Your Appraisal Rights. Enfusion Stockholders and beneficial owners wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:

•

you must not vote in favor of approval of the Merger Agreement Proposal. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of approval of the Merger Agreement Proposal, if you submit a proxy and wish to exercise your appraisal rights, you must instruct the proxy to vote your shares against approval of the Merger Agreement Proposal or abstain from voting your shares on the approval of the Merger Agreement Proposal;

•

you must deliver to Enfusion a written demand for appraisal before the vote on the approval of the Merger Agreement Proposal at the Special Meeting and be a stockholder of record or a beneficial owner at the time of the making of such demand;

•	you must continuously hold (or, in the case of beneficial owners, beneficially own) the shares from the date of making the demand through the Effective Time; and

•

you, any other stockholder or beneficial owner that is entitled to and has properly demanded appraisal rights or the Surviving Corporation in the Merger (or, if completed, the Second Merger) must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Enfusion Stockholders and beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of shares of Enfusion Common Stock within the time prescribed in Section 262 of the DGCL.

Voting, virtually or by proxy, against, abstaining from voting on or failing to vote on the approval of the Merger Agreement Proposal will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights. A demand for appraisal by a stockholder or beneficial owner must be executed by or on behalf of the stockholder or beneficial owner, respectively, and should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform Enfusion of the identity of the stockholder and that the stockholder or beneficial owner intends to demand appraisal of his, her or its common stock. A demand made by a beneficial owner must also be accompanied by documentary evidence of the beneficial owner’s ownership of the shares for which appraisal is demanded and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices and to be included on the verified list described below. Alternatively, a beneficial owner may have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of Enfusion Common Stock. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Enfusion Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares of Enfusion Common Stock held for one or more beneficial owners while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Enfusion Common Stock as to which appraisal is sought. Where no number of shares of Enfusion Common Stock is expressly mentioned, the demand will be presumed to cover all shares of Enfusion Common Stock held in the name of the record owner.

If you own shares of Enfusion Common Stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal should be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder or beneficial owner; however, the agent must identify the stockholder or beneficial owner, expressly disclose the fact that, in making the demand, such person is acting as agent for the stockholder or beneficial owner, and, if the demand is made for a beneficial owner, otherwise comply with the requirements applicable to appraisal demands made by beneficial owners.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand, executed as set forth above, to:

ENFUSION, INC.

125 South Clark Street, Suite 750

Chicago, IL 60603

(312) 253-9800

Attention: Office of the Secretary

Actions After Completion of the Merger. If the Merger is consummated, the Surviving Corporation will give written notice that the Merger has become effective within 10 days after the Effective Time to each stockholder and beneficial owner that did not vote in favor of the Merger Agreement and delivered a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the Effective Time, any stockholder or beneficial owner that did not commence an appraisal proceeding or join in such a proceeding as a named party will have the right to withdraw such demand and to accept the Merger Consideration in accordance with the Merger Agreement for his, her or its shares of Enfusion Common Stock. Within 120 days after the Effective Time, but not later, any stockholder or beneficial owner that has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the value of the shares of Enfusion Common Stock held by all such stockholders and beneficial owners. The Surviving Corporation is under no obligation to file an appraisal petition and has no intention of doing so.

If you desire to have your shares appraised and have otherwise complied with the requirements of Section 262 of the DGCL, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder and beneficial owner that has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the approval of the Merger Agreement Proposal and with respect to which Enfusion has received demands for appraisal, and the aggregate number of holders of those shares. The Surviving Corporation must mail this statement within the later of 10 days of receipt of the Surviving Corporation of the request therefor or 10 days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed, and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all persons who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which persons are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with this direction. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Enfusion Common Stock owned by such stockholders and beneficial owners in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Enfusion Common Stock at the Effective Time held by all persons who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the persons entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of your shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Merger Consideration. Clearwater and the Surviving Corporation do not anticipate offering more than the Merger Consideration to any person exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Enfusion Common Stock is less than the Merger Consideration.

If no party files a petition for appraisal within 120 days after the Effective Time, then all stockholders and beneficial will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement, without interest thereon.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder and beneficial owner is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder or beneficial owner that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the Enfusion shares subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Enfusion shares as of a record date prior to the Effective Time.

Any stockholder or beneficial owner that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the Merger Consideration by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court of Chancery and such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder or beneficial owner’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the Effective Time. If you fail to perfect, successfully withdraw or lose the appraisal right, your shares will be converted into the right to receive the Merger Consideration, without interest thereon.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the Merger Consideration for your shares in accordance with the Merger Agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are an Enfusion Stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

LEGAL MATTERS

The legality of the shares of Clearwater Common Stock issuable in the Transactions will be passed upon for Clearwater by Kirkland & Ellis LLP.

EXPERTS

Clearwater

The consolidated financial statements of Clearwater Analytics Holdings, Inc. as of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Enfusion

The consolidated financial statements of Enfusion, Inc. appearing in Enfusion, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2024, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFUSION STOCKHOLDER PROPOSALS

If the Merger Agreement is adopted and the Transactions are completed, Enfusion will become a wholly owned subsidiary of Clearwater or be merged into Acquirer, and, consequently, there will be no annual meeting of Enfusion Stockholders in 2025 or thereafter. If the Merger Agreement is not adopted or the Transactions are not completed for any reason, Enfusion will hold an annual meeting of its stockholders in 2025.

To be eligible for inclusion in Enfusion’s proxy statement for the 2025 annual meeting of stockholders, stockholder proposals must have been received at Enfusion’s principal executive offices no later than December 27, 2024. Any stockholder who wishes to bring a proposal or nominate a person for election to the Enfusion Board at the 2025 annual meeting must provide written notice of the proposal or nomination to the attention of Enfusion’s Legal Department no earlier than the close of business on February 13, 2025 nor later than the close of business on March 15, 2025. In addition to satisfying the foregoing requirements under the Enfusion Bylaws, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than Enfusion’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act within the time period specified above. Stockholder proposals should be addressed to: Enfusion, Inc., Attention: Legal Department, 125 South Clark Street, Suite 750, Chicago, IL 60603.

Enfusion Stockholders are also advised to review the Enfusion Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. A copy of the full text of the bylaw provisions discussed above may be obtained from the Governance subsection of the Investor Relations page of Enfusion’s website at http://ir.enfusion.com. The Enfusion Bylaws are also on file with the SEC and are available through its website at www.sec.gov.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this Proxy Statement/Prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified Enfusion whose shares they hold of their desire to receive multiple copies of this Proxy Statement/Prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

Two or more stockholders sharing an address can request delivery of a single copy of Enfusion’s annual disclosure documents and this Proxy Statement/Prospectus if they are receiving multiple copies by calling Innisfree at (877) 750-0637 or writing to them at Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York City, NY 10022. In the same way, two or more stockholders sharing an address and receiving only a single copy of Enfusion’s annual disclosure documents and this Proxy Statement/Prospectus can request to each receive a separate copy of the disclosure documents. If a broker or other nominee holds your shares, please contact Innisfree at the telephone number and address above and inform them of your request. You may also contact your broker or nominee to make such a request. Please be sure to include your name, the name of your brokerage firm and your account number.

WHERE YOU CAN FIND MORE INFORMATION

Clearwater and Enfusion each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers, including Clearwater and Enfusion, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult Clearwater’s or Enfusion’s website for more information about Clearwater or Enfusion, respectively. Clearwater’s website is www.clearwateranalytics.com. Enfusion’s website is www.enfusion.com. Information included on these websites is not incorporated by reference into this Proxy Statement/Prospectus.

Clearwater has filed with the SEC a registration statement of which this Proxy Statement/Prospectus forms a part. The registration statement registers the shares of Clearwater Common Stock to be issued to Enfusion Securityholders in the Transactions. The registration statement, including the attached exhibits, contains additional relevant information about Clearwater and Clearwater Common Stock. The rules and regulations of the SEC allow Clearwater and Enfusion to omit certain information included in the registration statement from this Proxy Statement/Prospectus.

In addition, the SEC allows Clearwater and Enfusion to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this Proxy Statement/Prospectus, except for any information that is superseded by information included directly in this Proxy Statement/Prospectus or incorporated by reference subsequent to the date of this Proxy Statement/Prospectus as described below. This Proxy Statement/Prospectus also contains summaries of certain provisions contained in some of the Clearwater or Enfusion documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this Proxy Statement/Prospectus.

This Proxy Statement/Prospectus incorporates by reference the documents listed below that Clearwater and Enfusion have previously filed with the SEC. These documents contain important information about the companies, their respective financial condition and other matters.

Clearwater SEC Filings (File No. 001-40838)	Period or File Date
Annual Report on Form 10-K	Year ended December 31, 2024, filed on February 26, 2025, and a subsequent amendment thereto, filed on March 7, 2025

Current Reports on Form 8-K	Filed on January 13, 2025 (Items 1.01 and 9.01 (with respect to Exhibits 2.1 and 99.1) only) and March 12, 2025

Enfusion SEC Filings (File No. 001-40949)	Period or File Date
Annual Report on Form 10-K	Year ended December 31, 2024 filed on March 3, 2025

Current Reports on Form 8-K	Filed on January 13, 2025 (Items 1.01 and 9.01 (with respect to Exhibits 2.1, 10.1 and 99.1) only) and February 27, 2025

Proxy Statement on Schedule 14A	Filed on April 26, 2024 (only the information specifically incorporated by reference into Enfusion’s Annual Report on Form 10-K for the year ended December 31, 2023)

In addition, Clearwater and Enfusion incorporate by reference any future filings they make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this Proxy Statement/Prospectus forms a part and (ii) after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this Proxy Statement/Prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above. You can also obtain any of these documents free of charge by requesting them in writing at the following addresses and telephone numbers:

For Information Regarding Clearwater: Clearwater Analytics Holdings, Inc. 777 W. Main Street, Suite 900 Boise, ID 83702 (208) 433-1200 Attention: Investor Relations	For Information Regarding Clearwater: Enfusion, Inc. 125 South Clark Street, Suite 750 Chicago, IL 60603 (312) 253-9800 Attention: Investor Relations

In the event of conflicting information in this Proxy Statement/Prospectus in comparison to any document incorporated by reference into this Proxy Statement/Prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this Proxy Statement/Prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated March 20, 2025. You should not assume that the information contained in this Proxy Statement/Prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this Proxy Statement/Prospectus is accurate as of any date other than the date of such incorporated document. Neither Enfusion’s mailing of this Proxy Statement/Prospectus to Enfusion Stockholders nor the issuance by Clearwater of Clearwater Common Stock in the Merger will create any implication to the contrary.

This document contains a description of the representations and warranties that each of Clearwater, Acquirer, Merger Sub, Merger Sub II and Enfusion made in the Merger Agreement. Representations and warranties made by Clearwater, Enfusion and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this Proxy Statement/Prospectus or are incorporated by reference into this Proxy Statement/Prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this Proxy Statement/Prospectus or incorporated by reference into this Proxy Statement/Prospectus.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

ENFUSION, INC.,

ENFUSION LTD. LLC,

CLEARWATER ANALYTICS HOLDINGS, INC.

POSEIDON ACQUIRER, INC.

POSEIDON MERGER SUB I, INC.

and

POSEIDON MERGER SUB II, LLC

JANUARY 10, 2025

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated January 10, 2025, is entered into by and among Enfusion, Inc., a Delaware corporation (the “Company”), Enfusion Ltd. LLC, a Delaware limited liability company (the “Operating Company”), Clearwater Analytics Holdings, Inc., a Delaware corporation (“Parent”), Poseidon Acquirer, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Acquirer”), Poseidon Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Poseidon Merger Sub II, LLC, a Delaware limited liability company and an indirect subsidiary of Parent (“Merger Sub II”).

WHEREAS, the Company Board has established a special committee of independent and disinterested members of the Company Board (the “Special Committee”);

WHEREAS, the Special Committee has unanimously (i) determined that this Agreement, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned Subsidiary of Parent in accordance with the DGCL, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) recommended that the Company Board determine that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders and that the Company Board adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) recommended that the Company Board adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement and (iv) recommended that, subject to approval by the Company Board, the Company Board submit this Agreement to the Company’s stockholders entitled to vote thereon for adoption thereby and resolve to recommend that such stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the parties hereto intend that, subject to Section 6.16(b)(ii), the Corporate Mergers, taken together, constitute a “reorganization” within the meaning of Section 368(a) of the Code that is subject to the Intended Tax Treatment, and that this Agreement constitutes and be adopted as a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the Company Board, upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) adopted and approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) directed that this Agreement be submitted to the Company’s stockholders entitled to vote thereon for adoption thereby and resolved to recommend that such stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger;

WHEREAS, Enfusion US 1, Inc., in its capacity as the managing member of the Operating Company, has (i) determined that it is in the best interests of the Operating Company and its members, declared it advisable to enter into this Agreement providing for the merger of Merger Sub II with and into the Operating Company (the “LLC Merger” and, together with the Corporate Mergers, the “Mergers”) in accordance with the DLLCA upon the terms and subject to the conditions set forth herein; and (ii) approved the execution and delivery of this Agreement by the Operating Company and the consummation of the LLC Merger upon the terms and subject to the conditions set forth herein;

WHEREAS, the Boards of Directors of each of Merger Sub, Merger Sub II, Acquirer and Parent have each (i) determined that this Agreement and the Mergers are advisable and in the best interests of their respective stockholders, (ii) approved the Mergers on the terms and subject to the conditions set forth herein, and (iii) adopted and approved this Agreement;

WHEREAS, each of the sole stockholder of Acquirer, the sole stockholder of Merger Sub and the sole member of Merger Sub II has approved the Mergers on the terms and subject to the conditions set forth herein;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain holders of the Company Common Stock have entered into a voting and support agreement (a “Support Agreement”) in connection with the transactions contemplated hereby; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and certain members of the Operating Company entitled to benefits under the Tax Receivable Agreement are entering into that certain Amendment No. 1 to the Tax Receivable Agreement (the “TRA Amendment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality and use terms not materially less restrictive in the aggregate to the counterparty thereto than the confidentiality and use terms of the Confidentiality Agreement (it being agreed that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement shall contain provisions that permit the Company to comply with the provisions of ARTICLE VI.

“Acquisition Proposal” means any inquiry, offer or proposal from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 20% or more of the voting power of the capital stock of the Company and its Subsidiaries (including securities convertible into or exercisable or exchangeable for equity or voting securities), or any tender offer, exchange offer, share issuance or other similar transaction that, if consummated, would result in any Third Party beneficially owning 20% or more of the voting power of the capital stock of the Company and its Subsidiaries (including securities convertible into or exercisable or exchangeable for equity or voting securities), (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, pursuant to which a Third Party would (x) acquire, directly or indirectly, 20% or more of the consolidated revenues or income or fair market value of the consolidated assets of the Company and its Subsidiaries, taken as a whole or (y) beneficially own 20% of the voting power of the capital stock of the Company (including securities convertible into or exercisable or exchangeable for equity or voting securities), (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the consolidated revenues or income or fair market value of the consolidated assets of the Company and its Subsidiaries, taken as a whole, (iv) any direct or indirect merger, consolidation, share exchange, business combination, joint venture, partnership, recapitalization, reorganization or other similar transaction involving the Company or any of its Subsidiaries, or the surviving entity in such transaction, or resulting direct or indirect parent entity of the Company, any of its Subsidiaries or the surviving entity in such transaction, pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (v) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Merger Consideration” means, collectively, (i) the aggregate per share Merger Consideration, (ii) the aggregate per unit Merger Consideration, and (iii) the aggregate Vested Equity Award Consideration.

“AI Systems” means any artificial intelligence or machine-based system that, for explicit or implicit objectives, infers, from the input it receives, how to generate outputs such as predictions, content, recommendations, or decisions that may influence physical or virtual environments, in each case used by the Company or any of its Subsidiaries, whether proprietary to the Company or any of its Subsidiaries or provided by third parties, and including: (i) any learning and predictive analysis; (ii) algorithmic, rule-based expressions; (iii) generative artificial intelligence; and (iv) any other definition provided by Applicable Law or the Company or any of its Subsidiaries in any of its or their written policies, procedures and contracts, for “artificial intelligence,” “generative artificial intelligence,” “artificial general intelligence,” “large language model,” “foundation model,” “machine learning,” “algorithm,” and any similar term.

“Anti-Corruption Laws” means laws related to bribery, corruption, kickbacks, racketeering, fraud, or other improper payments including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, and Applicable Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997.

“Anti-Money Laundering Laws” means laws related to money laundering, anti-terrorism, proceeds of crime, or financial record keeping, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act).

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act of 1914 and all other applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any supranational, international, national, federal, state or local law (statutory, common or otherwise), statute, act, stipulation, constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Burdensome Condition” means (i) any restrictions, conditions, restraints or concessions (including any Specified Actions) with respect to the assets, properties or businesses of the Company or its Subsidiaries which would, individually or in the aggregate, result in, or be reasonably likely to result in, a material adverse effect on the Company and its Subsidiaries, taken as a whole, (ii) any restrictions, conditions, restraints or concessions (including any Specified Actions) with respect to the assets, properties or businesses of any stockholder of Parent or any of its Affiliates (other than, for purposes of this clause (ii), Parent or any of its Subsidiaries (which shall be subject to clause (iii) of this definition) or, following the Closing, the Company or any of its Subsidiaries (which shall be subject to clause (i) of this definition)) or (iii) any restrictions, conditions, restraints or concessions (including any Specified Actions) with respect to the assets, properties or businesses of Parent or any of its Subsidiaries (other than, following the Closing, the Company or any of its Subsidiaries, which shall be subject to clause (i) of this definition) that would result in a loss, in the aggregate, of more than $20,000,000 of revenue generated by Parent and its Subsidiaries (taken as a whole) between (and inclusive of) January 1, 2024 and December 31, 2024.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Chicago, Illinois are authorized or required by Applicable Law to close.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Class A Common Stock” means Class A common stock of the Company, par value $0.001 per share.

“Class B Common Stock” means Class B common stock of the Company, par value $0.001 per share.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986.

“Common Unit” means the common limited liability company membership interests described in Section 3.1(a)(i) of the Operating Agreement, and having the rights and preferences specified herein.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company SEC Documents for the period ended on the Company Balance Sheet Date.

“Company Balance Sheet Date” means September 30, 2024.

“Company Blockers” means, collectively, Enfusion US 1, Inc., Enfusion US 2, Inc. and Enfusion US 3, Inc.

“Company Board” means the Board of Directors of the Company.

“Company Common Stock” means the Class A Common Stock and the Class B Common Stock.

“Company Credit Agreement” means that certain Credit Agreement, dated as of September 15, 2023, among the Operating Company, the Company, the guarantors party thereto, Bank of America, N.A. as administrative agent, swing line lender and L/C issuer and the lenders thereto.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company and delivered to Parent, Acquirer, Merger Sub and Merger Sub II prior to or simultaneously with the execution of this Agreement.

“Company Employee Plan” means (i) each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, (ii) each employment, severance or similar contract, plan, arrangement, or policy and (iii) each other plan or arrangement providing for compensation or benefits (including variable cash compensation and sales commissions), incentive, bonuses, profit-sharing, stock, stock option or other equity-related rights (including restricted stock units and stock purchase rights) or other forms of incentive or deferred compensation, health or medical care and benefits, employee assistance program, education or tuition assistance programs, disability, hospitalization, death or sick leave benefits, supplemental unemployment benefits, severance benefits, post-employment or retirement benefits, termination, change in control, retention, pension, savings, vacation, cafeteria, dependent care, and other similar fringe or similar employee benefit contract, plan, arrangement, agreement or policy (whether or not written and whether or not funded), that, in each case, is maintained, administered, contributed to or required to be contributed to by the Company or any Subsidiary of the Company for the benefit of any current or former employees, officers or directors of the Company or any Subsidiary of the Company or with respect to which any current or potential liability is borne by the Company or any Subsidiary of the Company, excluding (i) any benefit plan maintained by a Governmental Authority, and (ii) any statutory benefits (or related benefit plan) mandated by Applicable Law.

“Company Equity Awards” means the Company Stock Options, the Company RSUs and the Company PSUs.

“Company Intellectual Property” means, individually or collectively, the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” means all Intellectual Property that is used, practiced or held for use or practice by the Company or any of its Subsidiaries or that is otherwise incorporated or embodied in any Company products or services (including the Proprietary Software Product), except for any Company Owned Intellectual Property. For clarity, Company Licensed Intellectual Property includes Domain Names controlled by the Company or any of its Subsidiaries pursuant to the terms of service of the applicable domain registrar or social media company.

“Company Material Adverse Effect” means any change, effect, event, occurrence, development, condition or fact (collectively, “Effects”) that, individually or in the aggregate with all other Effects, that (i) would reasonably be expected materially impede, materially delay or prevent the Company’s ability to consummate the transactions contemplated by this Agreement or (ii) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following (alone or in combination) shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to the foregoing clause (ii):

(A) the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the Mergers or the other transactions contemplated by this Agreement (including, solely to the extent it relates to the foregoing, any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, technology and other partners, suppliers, vendors or Governmental Authorities or other Third Parties related thereto); provided, that no effect shall be given to this clause (A) for purposes of any representation or warranty in Section 4.04 or the condition to Closing in Section 7.02(a) to the extent relating to any such representation or warranty;

(B) the identity of Parent or any of its Affiliates as the acquiror of the Company, or any facts or circumstances concerning Parent or any of its Affiliates, including any communication by any of them regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their employees; provided, that no effect shall be given to this clause (B) or the foregoing clause (A) for purposes of any representation or warranty in Section 4.04 or the condition to Closing in Section 7.02(a) to the extent relating to any such representation or warranty;

(C) general business, economic or political conditions, or the capital, credit, banking, debt, financial or currency markets, in the United States or elsewhere in the world, or changes therein, including changes in interest or exchange rates or any suspension of trading in securities on the NYSE;

(D) general conditions in any industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographic area in the United States or elsewhere in the world in which the Company and its Subsidiaries operate, or changes therein;

(E) any changes in GAAP or other accounting standards (or the enforcement or interpretation thereof) enacted after the date hereof;

(F) any changes in Applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Applicable Law (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby, in each case, enacted after the date hereof;

(G) the taking of any action, or refraining from taking any action, in each case at the express written direction of Parent, Acquirer, Merger Sub or Merger Sub II or as expressly required by this Agreement;

(H) any Transaction Litigation or any demand or Proceeding for appraisal or the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith;

(I) any outbreak, continuation or escalation of acts of terrorism, hostilities, sabotage or war (whether or not declared, including the Russian-Ukrainian and Israeli-Palestinian conflicts, and escalations and effects thereof), hurricanes, volcanoes, tornados, floods, earthquakes, tsunamis, mudslides, weather-related events, epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events, fires or natural or man-made disaster or act of God, including any worsening of such conditions existing as of the date hereof; or

(J) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by the Company or any Third Parties), any change in the Company’s credit ratings, or any change in the price or trading volume of shares of the Class A Common Stock (it being understood that the underlying causes of such failures or changes in this clause (J) may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition);

provided that in the case of clauses (C), (D), (E), (F) and (I), such any Effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect, but only to the extent such any Effect has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company PSUs” means each restricted stock unit covering shares of Company Common Stock outstanding immediately prior to the Effective Time that is subject in whole or in part to performance-based vesting conditions, including performance goals or metrics, that was granted under the Company Stock Plan.

“Company Return” means any Tax Return of the Company or any of its Subsidiaries.

“Company RSU” means each restricted stock unit covering shares of Company Common Stock outstanding immediately prior to the Effective Time that is subject to vesting conditions based solely on continued employment or service that was granted under the Company Stock Plan.

“Company Stock Option” means each option to purchase shares of Company Common Stock granted under the Company Stock Plan.

“Company Stock Plan” means the 2021 Stock Options and Incentive Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Company Termination Fee” means an amount equal to $52,325,000.

“Contract” means any legally binding contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind.

“Corporate Mergers” means, collectively, the Merger and the Second Merger.

“COVID-19” means the coronavirus (or COVID-19) pandemic, including any evolutions or mutations of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

“Debt Financing Related Parties” means the Debt Financing Sources, their respective Affiliates and their and their respective Affiliates’ respective directors, officers, employees, agents, advisors and other Representatives, and their successors and permitted assigns, in each case, solely in their capacities as such.

“Debt Financing Sources” means, at any time, the agents, arrangers, lenders, initial purchasers and other entities that have committed to provide or arrange, or have otherwise entered into agreements in connection with, all or any part of the Debt Financing (including the parties to any debt commitment letter and any agreements, joinder agreements, engagement letters, underwriting agreements, indentures, loan agreements or credit agreements or other documentation entered into in connection therewith).

“DGCL” means the Delaware General Corporation Law.

“DLLCA” means Delaware Limited Liability Company Act.

“Environmental Law” means any Applicable Law or Order concerning pollution, public or worker health or safety, or protection of natural resources or the environment, including any such Applicable Law or Order relating to the manufacture, handling, transport, use, treatment, storage, disposal or release of, or exposure to, any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“ESPP” means the Company’s 2021 Employee Stock Purchase Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Exchange Agent Agreement” means the Contract pursuant to which Parent shall appoint the Exchange Agent, which shall be in form and substance reasonably acceptable to the Company.

“Final Judgment” means a final non-appealable judgment by a Governmental Authority with lawful jurisdiction over a Proceeding pursuant to Section 9.07 of this Agreement.

“Foreign Employee Plan” means any Company Employee Plan that is maintained pursuant to or is subject to the laws of a country other than the United States, or provides compensation or benefits to participants providing services primarily outside of the United States.

“Foreign Investment Laws” means all Applicable Laws relating to foreign investment or that provide for the review of national security or defense matters or the national interest in connection with the acquisition of any interest in or assets of a business under the jurisdiction of a Governmental Authority.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means (i) any government or any nation, state, supra-national body, department, local authority or other political subdivision thereof, (ii) any governmental or quasi-governmental body, agency, authority, self-regulatory organization (including the NYSE) or other instrumentality legally entitled to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or (iii) any public or private arbitral tribunal or body of competent jurisdiction.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.

“Hazardous Substance” means any pollutant, contaminant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum or petroleum-containing product, asbestos-containing material, per- or polyfluoroalkyl substance, or polychlorinated biphenyl, as listed, defined or regulated (or any other substance, material or waste for which liability or standards of conduct may be imposed) under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“In-the-Money Company Stock Option” means a Company Stock Option with an exercise price per share that is less than the Per Share Cash Consideration.

“Information Privacy and Security Laws” means any and all Applicable Laws (including any legally binding directive or guidance) issued by a Governmental Authority and any applicable self- regulatory guidelines that the Company or a Subsidiary is obligated to comply with under any Applicable Law or Contract, in each case governing: (i) the privacy, protection, security or Processing of Personal Information, (ii) online behavioral advertising, tracking technologies, call or electronic monitoring or recording, or any outbound calling and text messaging, telemarketing and email marketing, (iii) breach notification, (iv) the use of biometric identifiers, (v) cybersecurity or (vi) data security. Without limiting the foregoing, “Information Privacy and Security Laws” includes the following, in each case, to the extent applicable to the Company or any of its Subsidiaries: the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, PCI DSS, the Fair and Accurate Credit Transactions Act, the Health Insurance Portability and Accountability Act of 1996, as amended, including as amended by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009, the applicable provisions of the 21st Century Cures Act, and Public Law 116-321, and implementing regulations, including 45 C.F.R. Parts 160, 162, and 164, the Gramm-Leach-Bliley Act, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, state privacy laws, state data security laws, state social security number protection laws, state data breach notification laws, state consumer protection laws, the EU General Data Protection Regulation 2016/679 (“GDPR”) (and any applicable European Union member states’ laws and regulations implementing it), the GDPR it forms part of the law of the UK by virtue of section 3 of the European Union (Withdrawal) Act 2018, the UK Data Protection Act 2018, the European Directive 2002/58/EC including as implemented into the law of the UK by the Privacy and Electronic Communications Regulations, the Canadian Personal Information Protection and Electronic Documents Act, India’s Information Technology Act, Japan’s Act on the Protection of Personal Information, Hong Kong’s Personal Data (Privacy) Ordinance, and Australia’s Privacy Amendment (Private Sector) Act 2000, as amended by the Privacy Amendment (Enhancing Privacy Protection) Act 2012, and other applicable data protection, data privacy or data security Applicable Laws, including, to the extent applicable, consumer health data Applicable Laws and the Federal Trade Commission health breach notification.

“International Trade Laws” means all Applicable Laws relating to export, import, or anti-boycott, including without limitation laws relating to the export, reexport, and transfer of products, technology, software, commodities, and other items, including the Export Administration Regulations; laws relating to customs and imports, including those administered by U.S. Customs and Border Protection; and anti-boycott laws, including those administered by the U.S. Department of Commerce and the U.S. Department of the Treasury.

“Intellectual Property” means all right, title and interest in or relating to technology or intellectual property in any jurisdiction throughout the world, including (i) patents and patent applications, together with all reissuances, continuations, continuations-in-part, divisions, revisions, substitutions, provisionals, renewals, extensions and reexaminations thereof (collectively, “Patents”); (ii) trade names, brand names, corporate names, trade dress, trade styles, logos, slogans, and other indicators of the commercial source or origin of a product or service, trademarks, service marks, and general intangibles of a like nature, in each case, whether or not registered, and all registrations and applications to register, and renewals and extensions of, any of the foregoing, together with all goodwill and common-law rights associated therewith (collectively, “Marks”); (iii) copyrights and copyrightable works in both published and unpublished works, whether or not registered, including all source code, design rights, compilations, data collections, databases and computer programs, “moral” rights, manuals and all registrations and applications to register, and renewals, extensions and reversions of, any of the foregoing, and corresponding rights in works of authorship (collectively, “Copyrights”); (iv) trade secret rights and corresponding rights in, confidential information and other non-public or proprietary information (whether or not patentable or copyrightable), including ideas, know-how, inventions, technology, Software discoveries and invention disclosures, research in progress, improvements, methods, procedures, algorithms, data, databases, data collections, designs, processes, techniques, formulae, drawings, schematics, blueprints, flow charts, models, plans, strategies and prototypes (collectively, “Trade Secrets”); (v) Internet domain names and social media accounts (collectively, “Domain Names”); (vi) intellectual property rights arising from Software and technology; and (vii) any and all similar, corresponding or equivalent intellectual or proprietary rights arising under the laws of any jurisdiction throughout the world or pursuant to any international convention.

“Intervening Event” means a material positive fact, event, change, development or circumstance with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, taken as a whole, not known, or reasonably foreseeable or expected, by the Special Committee as of or prior to the date hereof; provided, that in no event shall any Effect that results from, involves or relates to any of the following give rise to an Intervening Event: (i) the receipt of an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto; (ii) the announcement or performance of this Agreement or the pendency or consummation of the Mergers or the other transactions contemplated by this Agreement; or the identity of Parent or any of its Affiliates as the acquiror of the Company, or any facts or circumstances concerning Parent or any of its Affiliates, including any communication by any of them regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their respective employees; (iii) any change, in and of itself, in the price or trading volume of shares of the Class A Common Stock (although for purposes of clarity, any underlying Effect, with respect to this clause (iii) relating to or causing such change may be considered, along with the effects or consequences thereof to the extent not otherwise excluded from this definition); or (iv) the fact, in and of itself, that the Company has exceeded or met internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by the Company or any Third Parties) for any period ending (or for which revenues or earnings are released) on or after the date hereof (although for purposes of clarity, any underlying Effect relating to or causing such material improvement or improvements may be considered, along with the effects or consequences thereof to the extent not otherwise excluded from this definition).

“Invention Assignment Agreement” means an executed, valid and enforceable written Contract pursuant to which a Person has assigned to the Company or its applicable Subsidiary all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company or the applicable Subsidiary in the course of such Person’s involvement, employment or retention thereby.

“Knowledge of the Company” means the actual knowledge of each of the individuals identified in Section 1.01 of the Company Disclosure Schedule following reasonable inquiry of their direct reports.

“Knowledge of Parent” means the actual knowledge of each of the individuals identified in Section 1.01 of the Parent Disclosure Schedule following reasonable inquiry of their direct reports.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, right of first offer, right of first refusal, matter of record, exclusive license, priority, claim, charge, security interest or encumbrance restriction in respect of such property or asset.

“Made Available” means that such information, document or material was: (i) publicly available on the SEC EDGAR database at least 12 hours prior to the execution of this Agreement; or (ii) delivered to Parent or Parent’s Representatives via electronic mail, in hard copy form or via the virtual data room titled “Project Poseidon” maintained by or on behalf of the Company on Datasite in connection with the transactions contemplated by this Agreement at least 12 hours prior to the execution of this Agreement.

“Marketing Period” means the first period of seventeen (17) consecutive Business Days commencing on the later of (i) the earlier of (a) March 18, 2025 and (b) the date the consolidated financial statements of Parent and its Subsidiaries included in its Annual Report on Form 10-K for the year ending December 31, 2024 has been filed and (ii) the date that Parent has been provided the Required Financial Information; provided, that (x) the Marketing Period shall end on any earlier date on which the Debt Financing is consummated and Parent or its Affiliate shall have obtained all of the proceeds contemplated thereby; and (y) the Marketing Period shall be deemed not to have commenced if, prior to the completion of such seventeen (17) consecutive Business Day period, the Company has issued a public statement indicating its intention to restate, or the Company’s independent auditor has determined that the Company must restate, any financial statements of the Company and its Subsidiaries included in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended to reflect such restatement or the Company or its independent auditor has, as applicable, announced or informed Parent that it has concluded that no restatement will be required. If at any time the Company shall reasonably believe that it has provided the Required Financial Information, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Financial Information will be deemed to have been satisfied on the date specified in such notice and the Marketing Period shall be deemed to have commenced on the date specified in such notice, in each case, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information and, within four (4) Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with specificity which portion(s) of the Required Financial Information the Company has not delivered); provided, that it is hereby understood that the delivery of such written notice by Parent or the Company’s failure to deliver a written notice stating the Company’s belief that the Required Financial Information have been delivered, in each case, will not prejudice the Company’s right to assert that the Required Financial Information have been delivered; provided, further, that in the event that it is determined by Parent and the Company (acting reasonably and in good faith) that the delivery of the Required Financial Information was complete on the date stated in the initial notice from the Company, the Marketing Period shall continue to be deemed to have commenced on such date.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any software (in source or object code form) that is, or that contains or is derived in any manner (in whole or in part) from any Software that is, subject to (i) a license or other agreement commonly referred to as an open source, free software, copy left, “freeware”, “shareware” or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, Llama license, OpenRAIL license, Affero General Public License, Mozilla Public License, Common Development and Distribution License, Eclipse Public License, any Creative Commons “sharealike” license, or any other public source code license arrangement) or (ii) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (A) disclosed, distributed, made available, offered, licensed or delivered in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (D) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

“Operating Agreement” means the Seventh Amended and Restated Operating Agreement of the Operating Company, dated as of October 19, 2021.

“Order” means, with respect to any Person, any order, injunction, judgment, award or decree, determination, ruling, writ, stipulation, assessment or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its property.

“Out-of-the-Money Company Stock Option” means a Company Stock Option with an exercise price per share that is equal to or greater than the Per Share Cash Consideration.

“Parent Class A Common Stock” means Class A common stock, par value $0.001 per share, of Parent.

“Parent Common Stock” means, collectively, the Parent Class A Common Stock, the Parent Class B Common Stock, the Parent Class C Common Stock and the Parent Class D Common Stock.

“Parent Disclosure Schedule” means the disclosure schedule that has been prepared by Parent and delivered to the Company prior to or simultaneously with the execution of this Agreement.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, that (i) would reasonably be expected to materially impede, materially delay or prevent Parent’s, Acquirer’s, Merger Sub’s or Merger Sub II’s ability to consummate the transactions contemplated by this Agreement or (ii) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following (alone or in combination) shall constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to the foregoing clause (ii):

A. the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the Mergers or the other transactions contemplated by this Agreement (including, solely to the extent it relates to the foregoing, any loss of or adverse change in the relationship of Parent and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, technology and other partners, suppliers, vendors or Governmental Authorities or other Third Parties related thereto); provided, that no effect shall be given to this clause (A) for purposes of any representation or warranty in Section 5.04 or the condition to Closing in Section 7.03(a) to the extent relating to any such representation or warranty;

B. general business, economic or political conditions, or the capital, credit, banking, debt, financial or currency markets, in the United States or elsewhere in the world, or changes therein, including changes in interest or exchange rates or any suspension of trading in securities on the NYSE;

C. general conditions in any industry in which Parent and its Subsidiaries operate or in any specific jurisdiction or geographic area in the United States or elsewhere in the world in which the Company and its Subsidiaries operate, or changes therein;

D. any changes in GAAP or other accounting standards (or the enforcement or interpretation thereof) enacted after the date hereof;

E. any changes in Applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Applicable Law (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby, in each case, enacted after the date hereof;

F. the taking of any action, or refraining from taking any action, in each case at the express written direction of the Company or as expressly required by this Agreement;

G. any outbreak, continuation or escalation of acts of terrorism, hostilities, sabotage or war (whether or not declared, including the Russian-Ukrainian and Israeli-Palestinian conflicts, and escalations and effects thereof), hurricanes, volcanoes, tornados, floods, earthquakes, tsunamis, mudslides, weather-related events, epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events, fires or natural or man-made disaster or act of God, including any worsening of such conditions existing as of the date hereof; or

H. any failure by Parent to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by the Company or any Third Parties), any change in Parent’s credit ratings, or any change in the price or trading volume of shares of the Parent Class A Common Stock (it being understood that the underlying causes of such failures or changes in this clause (H) may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition);

provided that in the case of clauses (B), (C), (D), (E) and (G), such any Effect may be taken into account in determining whether or not there has been a Parent Material Adverse Effect, but only to the extent such any Effect has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on the Parent and its Subsidiaries, taken as a whole, as compared to other similarly situated participants in the industry in which Parent and its Subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Parent Material Adverse Effect.

“Parent Related Parties” means Parent, Acquirer, Merger Sub or Merger Sub II or Parent’s, Acquirer’s, Merger Sub’s and Merger Sub II’s respective Affiliates or Non-Recourse Parties or any of their or their respective Affiliates’ or Non-Recourse Parties’ respective former, current or future directors, officers, employees, general or limited partners, mangers, members, direct or indirect equityholders, controlling persons, attorneys, assignees, agents or Representatives of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Payoff Letter” means a customary letter agreement in form and substance reasonably satisfactory to Parent and the Debt Financing Sources (if any), which letter agreement shall (i) specify the total amount required to (A) pay in full all obligations (including all principal, interest, fees, prepayment premiums, penalties and other obligations (other than contingent indemnification or expense reimbursement obligations)) under or in connection with the Company Credit Agreement and (B) terminate, or otherwise provide for (in a manner satisfactory to the applicable agents, lenders and letter of credit issuers), all letters of credit outstanding under the Company Credit Agreement (if any), in each case, as of the anticipated Closing Date (and the daily accruals thereafter) (the “Payoff Amount”) and (ii) state that, upon receipt of the Payoff Amount by the administrative agent under the Company Credit Agreement, (A) the Company Credit Agreement and any related agreements, documents or instruments shall be terminated (except for provisions therein that, by their express terms, survive such termination), (B) all related encumbrances, security interests, liens and collateral shall be released, all related guaranties and subordination agreements (if any) shall be terminated (except for provisions therein that, by their express terms, survive such termination), and (C) the applicable agent under the Company Credit Agreement shall execute and deliver (if and as applicable), file and authorize filing of lien terminations and other instruments or evidences of discharge.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes, assessments, utilities or other governmental charges or levies that are (A) not yet due and payable or (B) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) the interests of lessors and sublessors in the underlying fee estate or superior leasehold interest of any Company Leased Real Properties and other statutory Liens in favor of lessors and sublessors for amounts not yet due and payable, (iv) recorded easements, rights of way and other imperfections of title or encumbrances that do not materially interfere with the present use, operation or occupation of, or materially detract from the value of, the Company Leased Real Properties, (v) requirements and restrictions of applicable zoning and building laws which are not violated by the current use, operation or occupancy of the Company Leased Real Properties, (vi) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, pension programs and similar obligations, (vii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are (A) not yet due and payable or (B) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (viii) nonexclusive licenses and sublicenses of Intellectual Property granted to customers, contractors, and other partners or suppliers of the Company and its Subsidiaries in the ordinary course of business, (ix) Liens permissible under any applicable loan agreements or indentures that would be discharged or released at or prior to the Closing, (x) any Liens that would be discharged or released at or prior to the Closing, (xi) Liens provided by operation of law, and (xii) any Lien securing capital lease obligations or purchase money debt.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Privacy Obligations” means (i) contractual obligations of the Company or any of its Subsidiaries related to the Processing of Personal Information, privacy and data security and, in each case, to the extent legally binding upon the Company or a Subsidiary, (ii) all internally or externally published policies (including privacy policies) of the Company or its Subsidiaries relating to the creation, collection, receipt, compilation, safeguarding, protection, use, disclosure, transfer (including cross-border), transmission, storage, maintenance, retention, deletion, disposal, modification and/or processing (collectively, “Processing”) of Personal Information, (iii) published (internally or externally) statements, representations, obligations, promises and commitment of the Company or its Subsidiaries relating to privacy, security or the Processing of Personal Information, (iv) Information Privacy and Security Laws, and (v) applicable binding industry standards with respect to Personal Information, privacy and security.

“Proceeding” means any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, investigation or similar legal proceeding commenced, brought, pending, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Proprietary Software Product” means the Software and Software as a service (SaaS) products and services owned or purported to be owned by, developed for or on behalf of, or that are otherwise sold, commercialized, licensed, performed, or made available by the Company or any of its Subsidiaries, including the Enfusion platform and all solutions and modules within such platform.

“Representatives” means, with respect to any Person, the directors, officers, employees, advisors, financial advisors, attorneys, accountants, consultants, financing sources, agents and other authorized representatives of such Person and such Person’s Affiliates, acting solely in such capacity.

“Required Financial Information” means (i) consolidated financial statements of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the year ending December 31, 2024, and (ii) to the extent reasonably requested in writing by Parent and readily available or in the possession of the Company and its Subsidiaries, such financial and related information regarding the Company and its Subsidiaries, in each case, together with Authorization Letters with respect to such information, as is necessary to permit Parent to prepare a customary “public side” and “private side” bank book regarding the business of the Company and its Subsidiaries, in each case, to the extent required for the Debt Financing and required by the Debt Commitment Letter.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States government, including U.S. Department of the Treasury, the U.S. Department of State, and the U.S. Department of Commerce, the United Nations Security Council, the European Union, any EU Member State, or HM’s Treasury of the United Kingdom or any other applicable Sanctions authority with jurisdiction over the Company or its subsidiaries (excluding any counter-sanctions regimes imposed by the Russian Federation or the People’s Republic of China).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” the merger of the Surviving Corporation with and into the Acquirer.

“Second Merger Conditions” means:

(a) Parent shall have received, on the Closing Date, but before the Effective Time, an opinion, in form and substance reasonably satisfactory to the Company (the “First Closing Tax Opinion”), from Kirkland & Ellis LLP or another nationally recognized tax counsel reasonably acceptable to the Company and Parent, dated as of the Closing Date, concluding that, on the basis of facts, customary representations and assumptions set forth or referred to in the First Closing Tax Opinion, for U.S. federal income tax purposes, the Corporate Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

(b) The Company shall have received, on the Closing Date, but before the Effective Time, an opinion, in form and substance reasonably satisfactory to Parent (the “Second Closing Tax Opinion”, and together with the First Closing Tax Opinion, the “Closing Tax Opinions”), from Dechert LLP or another nationally recognized tax counsel reasonably acceptable to Parent and the Company, dated as of the Closing Date, concluding that, on the basis of facts, customary representations and assumptions set forth or referred to in the Second Closing Tax Opinion, for U.S. federal income tax purposes, the Corporate Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Software” means any and all (i) software, firmware, middleware and computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, executable or binary code, and (ii) documentation, user manuals, training and other materials relating to any of the foregoing.

“Special Committee Financial Advisor” means Goldman Sachs & Co. LLC or another independent financial advisor of nationally recognized reputation.

“Subsidiary” of any Person means another Person (other than an individual), of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person.

“Superior Proposal” means any bona fide written Acquisition Proposal that did not result from or involve any material breach or violation of Section 6.02 or Section 6.03 and the Special Committee or any committee thereof determines in good faith (after consultation with, and upon the advice of, a Special Committee Financial Advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal (including likelihood of consummation and certainty of closing), (i) is reasonably capable of being consummated in accordance with its terms and (ii) would, if consummated in accordance with its terms, result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the Mergers (after taking into account any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination); provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” or “less than 80%” shall be deemed to be references to “more than 50%” or “less than 50%”, respectively.

“Tax” means any U.S. federal, state, local and foreign tax, charge, fee, levy or other like governmental assessment or charge (including withholding required by applicable tax law on amounts paid to or by any Person and any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, franchise, profits, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge in the nature of taxes), together with any interest, penalty, addition to tax or additional amount with respect thereto.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of October 19, 2021, by and between the Company and the Persons identified therein.

“Tax Return” means any report, return, document, declaration or other information filed or required to be filed with or supplied to a Taxing Authority, including any schedule or attachment thereto, information returns, any document accompanying payments of estimated Taxes, and any amendments thereof.

“Taxing Authority” means any Governmental Authority responsible for the assessment, determination, collection or imposition of any Tax.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“Transaction Litigation” means any claim, demand or other Proceeding (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Mergers or any related transaction, prior to the Effective Time (other than any Proceeding (i) arising under applicable Antitrust Law (which shall be governed by Section 6.10) or (ii) between Parent or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury and the Internal Revenue Service.

“Unvested Company RSUs” means a Company RSU that is not a Vested Company RSU.

“U.S. Employee Plan” means any Company Employee Plan that is maintained pursuant to or is subject to the laws of the United States.

“Vested Company RSUs” means a Company RSU that is unexpired, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Mergers.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101, et seq. or any similar state or local Applicable Law.

“Willful and Material Breach” means a material breach that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such act, or the failure to cure such breach, would cause or constitute such material breach.

Section 1.02 Other Defined Terms. Each of the following terms is defined on the page set forth opposite such term:

Acceptable Confidentiality Agreement	2
Acquirer	1
Acquisition Proposal	2
Adverse Recommendation Change	77
Affiliate	3
Aggregate Merger Consideration	3
Agreement	1
AI Systems	3
Alternative Debt Financing	95
Anti-Corruption Laws	3
Anti-Money Laundering Laws	4
Antitrust Laws	4
Applicable Law	4
Authorization Letters	96
Business Day	4
Certificate of Merger	25
Certificates	33
Class A Common Stock	4
Class B Common Stock	4
Clearwater LLC	65
Closing	25
Closing Date	4
COBRA	53
Code	5
Common Unit	5
Company	1
Company 401(k) Plans	84
Company Balance Sheet	5
Company Balance Sheet Date	5
Company Board	5
Company Common Stock	5
Company Credit Agreement	5
Company Disclosure Schedule	5
Company Employee Plan	5
Company Equity Awards	6
Company Intellectual Property	6

Company Leased Real Property	59
Company Licensed Intellectual Property	6
Company Material Adverse Effect	6
Company Owned Intellectual Property	7
Company Preferred Stock	42
Company PSUs	8
Company Real Property Lease	59
Company Recommendation	41
Company Return	8
Company RSU	8
Company SEC Documents	44
Company Securities	42
Company Stock Option	8
Company Stock Plan	8
Company Subsidiary Securities	43
Company Termination Fee	8
Confidentiality Agreement	91
Continuing Employee	83
Contract	8
Converted RSU	36
Copyrights	11
COVID-19	8
Current Premium	85
Debt Commitment Letter	65
Debt Fee Letter	65
Debt Financing	65
Debt Financing Related Parties	8
Debt Financing Sources	8
Definitive Agreements	94
Delaware Courts	108
DGCL	8
DLLCA	8
DOJ	88
Domain Names	11
Effective Time	25
End Date	102
Enforceability Exceptions	40
Environmental Law	8
ERISA	9
ERISA Affiliate	9
ESPP	9
Exchange Act	9
Exchange Agent	33
Final Exercise Date	37
Foreign Employee Plan	9
Foreign Investment Laws	9
FTC	88
GAAP	9
GDPR	10
Governmental Authority	9
Governmental Authorizations	9
Hazardous Substance	10

HSR Act	10
Inbound IP License	49
Indemnified Party	86
Indemnified Party Proceeding	86
Information Privacy and Security Laws	10
Infringement	57
Intellectual Property	11
Intended Tax Treatment	92
International Trade Laws	10
Intervening Event	11
Invention Assignment Agreement	12
IT Systems	58
Knowledge of Parent	12
Knowledge of the Company	12
Labor Agreement	49
Lien	12
LLC Agreement	39
LLC Certificate of Merger	25
LLC Merger	2
LLC Merger Effective Time	25
Made Available	12
Malicious Code	58
Marks	11
Material Contract	50
Merger	1
Merger Sub	1
Merger Sub II	1
Mergers	2
Non-Recourse Party	113
Notice of Superior Proposal	78
NYSE	13
Officer’s Certificate	92
Open Source Software	13
Operating Agreement	13
Operating Company	1
Option Consideration	36
Order	13
Parent	1
Parent Benefit Plans	83
Parent Class A Common Stock	14
Parent Class B Common Stock	63
Parent Class C Common Stock	63
Parent Class D Common Stock	63
Parent Common Stock	14
Parent Disclosure Schedule	14
Parent Enforcement Costs	107
Parent Material Adverse Effect	14
Parent Material Contract	64
Parent Preferred Stock	63
Parent Related Parties	15
Parent SEC Documents	68
Patents	11

Payment Fund	33
Payoff Amount	15
Payoff Letter	15
Permitted Liens	16
Person	16
Personal Information	60
Privacy Obligations	16
Proceeding	17
Processing	16
Prohibited Modifications	94
Proprietary Software Product	17
Regulatory Approval	100
Representatives	17
Required Amount	65
Rev. Proc. 2018-12	93
Sanctions	17
Sarbanes-Oxley Act	17
SEC	17
Second Certificate of Merger	25
Second Effective Time	26
Securities Act	18
Security Incident	60
Software	18
Special Committee	1
Special Committee Financial Advisor	18
Specified Action	89
Stockholder Approval	41
Stockholder Meeting	80
Subsidiary	18
Superior Proposal	18
Support Agreement	2
Surviving Corporation	26
Surviving LLC	26
Takeover Law	61
Tax	19
Tax Return	19
Taxing Authority	19
Third Party	19
TRA Amendment	2
Trade Secrets	11
Transaction Litigation	19
Treasury Regulations	19
U.S. Employee Plan	19
Vested Equity Award Consideration	36
Vested PSU Consideration	36
Vested RSU Consideration	36
WARN Act	19
Willful and Material Breach	20
Withholding Person	38

Section 1.03 Other Definitional and Interpretative Provisions. The words “hereof,” “hereto”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Applicable Law are to that Applicable Law as amended, modified or supplemented from time to time and to any rules or regulations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended from time to time. References to “$” and “dollars” are to the currency of the United States. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. References to “days” shall mean “calendar days” unless expressly stated otherwise. Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” References to the “ordinary course of business” refer to the ordinary course of business of (i) the Company and its Subsidiaries, taken as a whole, consistent with the Company’s past practice, or (ii) Parent and its Subsidiaries, taken as a whole, consistent with Parent’s past practice, as applicable. All references herein to “parties” shall be to the parties hereto unless the context shall otherwise require. If the Second Merger does not occur, references to the “Mergers” shall mean the Merger and the LLC Merger.

ARTICLE II

THE MERGERS

Section 2.01 The Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Mergers (the “Closing”) shall take place at 8:00 a.m., Eastern time, on the second Business Day after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Mergers set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless this Agreement has been validly terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto; provided that, notwithstanding the satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Mergers set forth in ARTICLE VII, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), the Closing shall instead occur on the date that is the earlier to occur of (i) any Business Day during the Marketing Period specified by Parent to the Company on no less than two (2) Business Days’ prior written notice to the Company and (ii) the second (2nd) Business Day after the final day of the Marketing Period. The Closing shall be effected, to the extent practicable, by conference call and the electronic delivery of documents to be held in escrow by outside counsel to the recipient party pending authorization to release at the Closing.

Section 2.02 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent and the Operating Company shall cause a certificate of merger providing for the LLC Merger (the “LLC Certificate of Merger”) to be executed and delivered to the Secretary of State of the State of Delaware for filing as provided in the DLLCA. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent and the Company shall cause a certificate of merger providing for the Merger (the “Certificate of Merger”) to be executed and delivered to the Secretary of State of the State of Delaware for filing as provided in the DGCL. Upon the terms and subject to the conditions set forth in this Agreement, including, for the avoidance of doubt, Section 6.16(b)(ii), as soon as practicable on the Closing Date, Acquirer and the Surviving Corporation shall cause a certificate of merger providing for the Second Merger (the “Second Certificate of Merger”) to be executed and delivered to the Secretary of State of the State of Delaware for filing as provided in the DGCL.

(b) The LLC Merger shall become effective on such date and at such time when the LLC Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time and date as may be agreed by the parties hereto in writing and specified in the LLC Certificate of Merger (the “LLC Merger Effective Time”). The Merger shall become effective on such date and at such time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time and date as may be agreed by the parties hereto in writing and specified in the Certificate of Merger (the “Effective Time”); provided that the Effective Time shall occur immediately after the LLC Merger Effective Time. The Second Merger shall become effective on such date and at such time when the Second Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time and date as may be agreed by the parties hereto in writing and specified in the Second Certificate of Merger, but in any event after the Effective Time (the “Second Effective Time”); provided that the Second Effective Time shall not occur unless each of the Second Merger Conditions shall have been satisfied as of the Closing Date, but prior to the Effective Time.

(c) At the LLC Merger Effective Time, Merger Sub II shall be merged with and into the Operating Company in accordance with the DLLCA, whereupon the separate existence of Merger Sub II shall cease, and the Operating Company shall be the surviving entity in the LLC Merger (the “Surviving LLC”), and the separate existence of the Operating Company, with all its rights, privileges, immunities, powers and franchises, shall vest in the Surviving LLC, and all debts, liabilities and duties of the Operating Company and Merger Sub II shall become the debts, liabilities and duties of the Surviving LLC. The LLC Merger shall have the effects set forth in this Agreement and specified in the DLLCA.

(d) At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

(e) At the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement), the Surviving Corporation shall be merged with and into the Acquirer in accordance with the DGCL, whereupon the separate existence of Surviving Corporation shall cease, and the Acquirer shall be the surviving corporation in the Second Merger (the “Second Surviving Corporation”), and the separate corporate existence of the Surviving Corporation, with all its rights, privileges, immunities, powers and franchises, shall vest in the Acquirer, and all debts, liabilities and duties of the Acquirer and the Surviving Corporation shall become the debts, liabilities and duties of the Second Surviving Corporation. The Second Merger shall have the effects set forth in this Agreement and specified in the DGCL. Notwithstanding the foregoing, the Second Merger shall not occur unless each of the Second Merger Conditions shall have been satisfied as of the Closing Date, but prior to the Effective Time.

Section 2.03 Conversion of Shares and Units. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of Parent, Merger Sub or the Company and at the LLC Merger Effective Time, as a result of the LLC Merger and without any action on the part of Parent, Merger Sub II, the Operating Company or the holders of any capital stock of Parent or units of Merger Sub II or the Operating Company:

(a) Except as otherwise provided in Section 2.03(d), Section 2.03(f) or Section 2.03(i), each (1) share of Class A Common Stock that is issued and outstanding immediately prior to the Effective Time (it being understood and agreed that for purposes of this Section 2.03, each Vested Company RSU that is issued and outstanding immediately prior to the Effective Time shall be included as a Class A Common Stock) and (2) Common Unit that is issued and outstanding immediately prior to the LLC Merger Effective Time (each, an “Eligible Share”) shall, in each case of the foregoing clauses (1) and (2), be converted into the right, at the election of the holder of such share or unit pursuant to the procedures set forth in Section 2.04, to receive either (i) the Per Share Mixed Consideration, (ii) the Per Share Stock Consideration or (iii) the Per Share Cash Consideration (together, the “Merger Consideration”):

As used herein:

(i) “Aggregate Consideration” means the sum of (x) Total Stock Value and (y) Total Cash Amount.

(ii) “Aggregate Consideration Per Share” means the quotient taken to four decimal places, obtained by dividing the Aggregate Consideration by the total number of Eligible Shares.

(iii) “Exchange Ratio” means the quotient, taken to four decimal places, obtained by dividing the Aggregate Consideration Per Share by the Final Parent Stock Price.

(iv) “Final Parent Stock Price” means the volume-weighted average price of one share of the Parent Class A Common Stock for the ten-trading day period ending on (and including) the second to last trading day prior to (but not including) the Closing Date, as reported by Bloomberg under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the Company and Parent).

(v) “Per Share Parent Stock Amount” means the quotient obtained by dividing $5.40 by the Final Parent Stock Price; provided that (x) if the Final Parent Stock Price is less than or equal to $25.0133, then the Per Share Parent Stock Amount shall be deemed to be 0.2159 and (y) if the Final Parent Stock Price is greater than or equal to $30.5718, then the Per Share Parent Stock Amount shall be deemed to be 0.1766.

(vi) “Per Share Cash Consideration” means cash in an amount equal to the Aggregate Consideration Per Share.

(vii) “Per Share Mixed Consideration” means (i) cash in an amount equal to $5.85 and (ii) a number of shares of Parent Class A Common Stock (which may not need be a whole number) equal to the Per Share Parent Stock Amount.

(viii) “Per Share Stock Consideration” means a number of shares of Parent Class A Common Stock (which need not be a whole number) equal to the Exchange Ratio.

(ix) “Total Cash Amount” means the product obtained by multiplying (x) $5.85 by (y) the total number of Eligible Shares.

(x) “Total Stock” means a number of shares of Parent Class A Common Stock equal to the product obtained by multiplying (x) the Per Share Parent Stock Amount by (y) the total number of Eligible Shares.

(xi) “Total Stock Value” means the product obtained by multiplying (x) the Total Stock by (y) the Final Parent Stock Price.

(b) As of the Effective Time, all such shares of Class A Common Stock converted into the right to receive the Merger Consideration pursuant to this ARTICLE II shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such shares of Class A Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and cash in lieu of fractional shares of Parent Class A Common Stock in accordance with this Agreement. As of the LLC Merger Effective Time, all such Common Units converted into the right to receive the Merger

Consideration pursuant to this ARTICLE II shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such Common Unit shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and cash in lieu of fractional shares of Parent Class A Common Stock in accordance with this Agreement.

(c) Each share of Class B Common Stock that is issued and outstanding immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(d) Each share of Company Common Stock held in the treasury of the Company and any shares of Company Common Stock owned by Parent, Merger Sub or Merger Sub II immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(e) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(f) Each Common Unit held in the treasury of the Operating Company and any Common Units owned by the Company, Parent, the Company Blockers or any other Subsidiary of the Company shall remain outstanding, and any Common Units owned by Acquirer, Merger Sub or Merger Sub II immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor, and each Common Unit held by another person shall, in addition to being converted into the right to receive Merger Consideration pursuant to Section 2.03(a), convert into the right to receive Additional Unit Consideration (as defined in the TRA Amendment) pursuant to, and in accordance with, Section 1.2 of the TRA Amendment.

(g) Each unit of limited liability company interests of Merger Sub II issued and outstanding immediately prior to the LLC Merger Effective Time shall automatically be converted into and become one unit of limited liability company interests of the Surviving LLC with the same rights, powers and privileges as the units so converted and shall constitute the only limited liability company interests of the Surviving LLC.

(h) The Exchange Ratio, and any similarly dependent item, as the case may be, shall be equitably adjusted, without duplication, proportionately to reflect the effect of any stock split, reverse stock split, subdivision, stock dividend (including any dividend or distribution of securities convertible into the Class A Common Stock or Parent Class A Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of the Class A Common Stock (including for this purpose any securities convertible into, or exercisable for, the Class A Common Stock) or Parent Class A Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time to proportionately reflect such change; provided, that nothing in this Section 2.03(h) shall be construed to permit any party hereto to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(i) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Class A Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this ARTICLE II, no dividends or other distributions with respect to the Parent Class A Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company and former unitholder of the Operating Company who otherwise would be entitled to receive a fractional share of Parent Class A Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of

Parent Class A Common Stock which such holder would otherwise be entitled to receive (taking into account all shares of Class A Common Stock or Common Units held at the Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.03(a) by (ii) the Final Parent Stock Price.

(j) At the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement), (i) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall automatically be converted into and become one fully paid, nonassessable share of common stock of the Second Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Second Surviving Corporation and (ii) each share of Common Stock of Acquirer issued and outstanding immediately prior to the Second Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

Section 2.04 Election Procedures; Allocation of Merger Consideration.

(a) Parent shall prepare and direct the Exchange Agent to mail a form of election, which form shall be subject to the reasonable approval of the Company (the “Election Form”), with the Joint Proxy Statement/Prospectus to the record holders of Class A Common Stock (including any Vested Company RSUs) and Common Units as of the record date for the Stockholders Meeting, which Election Form shall be used by each record holder of shares of Class A Common Stock (including any Vested Company RSUs) and Common Units who wishes to make an Election.

(b) Parent shall make available as promptly as reasonably practicable one or more Election Forms as may be reasonably requested from time to time by all Persons who become holders or beneficial owners of Class A Common Stock (including any Vested Company RSUs) or Common Units before the Election Deadline, and the Company shall use reasonable best efforts to provide the Exchange Agent with all information reasonably necessary for it to perform its duties as specified herein.

(c) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (an “Election”) (i) the number of shares of Eligible Shares of such holder with respect to which such holder elects to receive the Per Share Mixed Consideration (“Mixed Election Shares”), (ii) the number of Eligible Shares of such holder with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (iii) the number of Eligible Shares of such holder with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”) or (iv) that such holder makes no election with respect to such holder’s Eligible Shares (“Non-Election Shares”). Notwithstanding the foregoing, two or more holders of Eligible Shares (such holders, “Joint Electors”) shall be entitled to make an Election in accordance with the procedures set forth in this Section 2.04 with respect to some or all of the Eligible Shares held by each such Joint Elector (a “Joint Election”), and, with respect to the policies and procedures set forth in Section 2.04(f), the Exchange Agent shall treat such Joint Election as if it had been made by a single holder of Eligible Shares. Notwithstanding anything in Section 2.04(d), holders of Eligible Shares that deliver an Election Form to the Exchange Agent prior to the Election Deadline may deliver a Joint Election with another Joint Elector to the Exchange Agent at any time after the Election Deadline but not less than five (5) Business Days before the Effective Time and instruct the Exchange Agent, after giving effect to the pro rata selection process contemplated by this Section 2.04, with respect to the allocation among such Joint Electors of the Merger Consideration payable to such Joint Electors. Parent and the Company shall use commercially reasonable efforts to ensure that the Exchange Agent Agreement shall include provisions to permit Joint Electors to instruct the Exchange Agent, after giving effect to the pro rata selection process contemplated by this Section 2.04, with respect to the allocation among such Joint Electors of the Merger Consideration payable to such Joint Electors.

(d) An Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., Eastern time, on a date prior to the Effective Time to be mutually agreed to by the Company and Parent (the “Election Deadline”), an Election Form properly completed and signed and accompanied by Certificates to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or an appropriate affidavit attesting to the loss, theft, misplacement or destruction, as applicable of such Certificate(s) and a bond of indemnity, in each case in form reasonably acceptable to the Exchange Agent and Parent or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form; provided that such Certificates are in fact delivered to the Exchange Agent within five (5) Business Days after the date of execution of such guarantee of delivery). Any holder of Class A Common Stock (including any Vested Company RSUs) or Common Unit may (i) change his Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form or (ii) revoke his Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by the Company and Parent that the Mergers have been abandoned and that this Agreement has been terminated. If an Election Form is revoked, the Certificate(s) (or guarantees of delivery, as appropriate), if any, for the shares of Class A Common Stock or Common Units to which such Election Form relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent. Parent and the Company shall cooperate to issue a press release announcing the date of the Election Deadline not more than 10 nor fewer than four Business Days prior to the Election Deadline (the form and substance of such press release to be reasonably satisfactory to Parent and the Company). Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub, Merger Sub II or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(e) Subject to the provisions of the Exchange Agent Agreement, the determination of the Exchange Agent shall be binding as to whether an Election shall have been properly made or revoked pursuant to this Section 2.04 with respect to shares of Company Common Stock or Common Units and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agent Agreement, if the Exchange Agent determines that any Election was not properly made with respect to any shares of Company Common Stock or Common Units, such shares of Company Common Stock or Common Units, as applicable, shall be treated by the Exchange Agent as Non-Election Shares. The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company. Subject to the provisions of the Exchange Agent Agreement, the Exchange Agent shall make all computations as to the allocation and the proration contemplated by this Section 2.04, and any such computation shall be conclusive and binding on Parent and the holders of shares of Class A Common Stock (including any Vested Company RSUs) or Common Units.

(f) Within three Business Days after the Effective Time, Parent shall cause the Exchange Agent (as defined herein) to effect the allocation among the holders of shares of Class A Common Stock (including any Vested Company RSUs) and Common Units of the rights to receive the Merger Consideration as follows:

(i) all Mixed Election Shares shall be converted into the right to receive the Per Share Mixed Consideration;

(ii) Cash Election Shares For More Than Total Cash Amount. If the sum of (x) the product obtained by multiplying (1) the number of Mixed Election Shares by (2) $5.85, plus (y) the product obtained by multiplying (1) the number of Cash Election Shares by (2) the Per Share Cash Consideration is greater than the Total Cash Amount, then:

(A) all Non-Election Shares and all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(B) the Exchange Agent shall then select from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election

Shares (except as provided in the last paragraph of this Section 2.04(f)), a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Mergers equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(C) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(iii) Cash Election Shares For Less Than Total Cash Amount. If the sum of (x) the product obtained by multiplying (1) the number of Mixed Election Shares by (2) $5.85, plus (y) the product obtained by multiplying (1) the number of Cash Election Shares by (2) the Per Share Cash Consideration is less than the Total Cash Amount, then:

(A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration;

(B) the Exchange Agent shall then select first from among the Non-Election Shares and then (if necessary) from among the Stock Election Shares, in each case pro rata to the holders of Non-Election Shares or Stock Election Shares, as the case may be, in accordance with their respective numbers of Non-Election Shares or Stock Election Shares, as the case may be, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Mergers equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(C) the Non-Election Shares and (if necessary) the Stock Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(iv) Cash Election Shares Equal To Total Cash Amount. If the sum of (x) the product obtained by multiplying (1) the number of Mixed Election Shares by (2) $5.85, plus (y) the product obtained by multiplying (1) the number of Cash Election Shares by (2) the Per Share Cash Consideration is equal to the Total Cash Amount, then subparagraphs (ii) and (iii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

Notwithstanding anything in this Agreement to the contrary, to the fullest extent permitted by Applicable Law, for purposes of determining the allocations set forth in this Section 2.04, Parent shall cause any shares of Class A Common Stock that constitute Dissenting Shares as of the Election Deadline to be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 2.04, and any Dissenting Shares that receive the Merger Consideration to be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 2.04.

Section 2.05 Exchange of Eligible Shares and Delivery of Merger Consideration.

(a) Prior to the Effective Time, Parent shall appoint Computershare Trust Company, N.A. (or its successor) as the exchange agent (or such other nationally recognized exchange agent selected by Parent and reasonably acceptable to the Company) (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (and cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 2.03(i)) certificates representing shares of Company Common Stock or Common Units (the “Certificates”); provided, however, that any references herein to “Certificates” are deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock or Common Units. Prior to the Effective Time, Parent shall enter into an exchange agent agreement, in form and substance reasonably acceptable to the Company, with the Exchange Agent for the payment of the Merger Consideration in accordance with this Agreement. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock and Common Units issued and outstanding immediately prior to the Effective Time, (x) an aggregate number of shares of Parent Class A

Common Stock to be credited in the stock ledger and other appropriate books and records of Parent in book-entry form and (y) cash in an amount sufficient to pay the aggregate Per Share Cash Consideration (and any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 2.03(i)) (the “Payment Fund”). To the extent, following the deposit contemplated by the preceding sentence, such fund diminishes for any reason below the level required to make prompt payment of the Merger Consideration, Parent shall promptly replace or restore, or cause to be replaced or restored, the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments. The Payment Fund shall be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment or losses thereon shall relieve Parent from making the payments required by this ARTICLE II or affect the amount of Merger Consideration payable hereunder, and following any losses Parent shall (or shall cause the Surviving Corporation to) promptly provide additional funds to the Exchange Agent in the amount of any such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States with maturities of no more than 30 days, or guaranteed by, and backed by the full faith and credit of, the United States. Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock and the payment of the Merger Consideration in respect of such shares of Company Common Stock.

(b) As promptly as reasonably practicable after the Effective Time, and in any event no later than four Business Days after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock or Common Units at the Effective Time or LLC Merger Effective Time, respectively, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.03(a), a letter of transmittal and instructions in forms reasonably satisfactory to the Company (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery or transfer of the Certificates (or compliance with the replacement requirements specified in Section 2.05(e)) to the Exchange Agent) for use in such exchange. Each holder of shares of Company Common Stock or Common Units that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the shares of Company Common Stock represented by a Certificate, as promptly as reasonably practicable (and in any event within three Business Days), upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal in accordance with the instructions thereto, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of shares of Company Common Stock or Common Units, and, in each case, delivery to the Exchange Agent of such other documents as may reasonably be requested by the Exchange Agent. Until so surrendered or transferred, each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) All Merger Consideration paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock or Common Units, as applicable, formerly represented by such Certificate and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock or Common Units, as applicable, on the stock transfer books of the Surviving Corporation or the Surviving LLC, as applicable, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time or LLC Merger Effective Time, as applicable. If, after the Effective Time or LLC Merger Effective Time, as applicable, Certificates are presented to the Surviving Corporation or Surviving LLC, as applicable, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this ARTICLE II.

(e) If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, the posting by such Person of a bond, in such customary amount as the Surviving Corporation or Surviving LLC, as applicable, may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock or Common Units formerly represented by such Certificate, as contemplated under this ARTICLE II.

(f) Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Common Stock or Common Units one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Common Stock or the Common Unit for the Merger Consideration or Common Units in accordance with this Section 2.05 prior to that time shall thereafter look only to the Surviving Corporation and the Surviving LLC for payment of the Merger Consideration.

(g) Dissenting Shares. Notwithstanding Section 2.03, shares of Class A Common Stock issued and outstanding immediately prior to the Effective Time and owned by a holder or beneficial owner who has not voted in favor of adoption of this Agreement or consented thereto in writing, who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL shall not be converted into, nor represent, a right to receive the Merger Consideration but instead shall be entitled to payment of the appraised value of such shares in accordance with Section 262 of the DGCL, following which such shares shall automatically be canceled and shall cease to exist (such shares, the “Dissenting Shares”); provided, however, that if, after the Effective Time, such owner fails to perfect, effectively withdraws or validly waives or loses such owner’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such owner is not entitled to the relief provided by Section 262 of the DGCL, such shares of Class A Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.03 upon surrender of such Certificate formerly representing such share. The Company shall provide Parent prompt written notice and copies of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL or that relates to a demand for an appraisal, and Parent shall have the opportunity and right to participate in all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.06 Company Equity Awards; ESPP.

(a) Company Stock Options. Immediately prior to the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each outstanding Company Stock Option shall be treated as follows:

(i) In-the-Money Company Stock Options. Each In-the-Money Company Stock Option, whether vested or unvested, shall be cancelled and converted into the right to receive an amount in cash, without interest thereon, equal to the product obtained by multiplying (1) the number of shares of Company Common Stock subject to such In-the-Money Company Stock Option as of immediately prior to the

Effective Time by (2) the excess, if any, of the Per Share Cash Consideration over the exercise price per share of such In-the-Money Company Stock Option (the “Option Consideration”), subject to applicable withholding taxes.

(ii) Out-of-the-Money Company Stock Options. Each Out-of-the-Money Company Stock Option shall be forfeited and cancelled for no consideration.

(b) Company RSUs. At the Effective Time, each Company RSU outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, be treated as follows:

(i) Vested Company RSUs. Each Vested Company RSU shall be cancelled and converted into the right to receive the per share Merger Consideration in respect of each share of Company Common Stock subject to such Vested Company RSU as of immediately prior to the Effective Time (the “Vested RSU Consideration”), subject to applicable withholding taxes, in the form determined at the election of the holder of such Vested Company RSUs pursuant to the procedures set forth in Section 2.04.

(ii) Unvested Company RSUs. Each Unvested Company RSU shall be assumed by Parent and converted into a restricted stock unit award (a “Converted RSU”) with respect to a number of shares of Parent Common Stock equal to the product, rounded up to the nearest whole share, obtained by multiplying (A) the number of shares of Company Common Stock subject to the Unvested Company RSU immediately prior to the Effective Time by (B) the Exchange Ratio. Except as otherwise provided in this Section 2.06(b)(ii), each Converted RSU assumed and converted pursuant to this Section 2.06(b)(ii) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Unvested Company RSU immediately prior to the Effective Time.

(c) Company PSUs. At the Effective Time, each Company PSU outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, vest to the extent set forth in the applicable award agreement relating to such Company PSU and be cancelled and converted into the right to receive the Per Share Mixed Consideration in respect of each share of Company Common Stock subject to any such Company PSU that vests in accordance with its terms at the Effective Time (with the applicable performance conditions deemed achieved or not achieved based on the Per Share Mixed Consideration in accordance with the applicable award agreement) (the “Vested PSU Consideration” and, together with the Option Consideration and the Vested RSU Consideration, the “Vested Equity Award Consideration”), subject to applicable withholding taxes. Any Company PSU (or portion thereof) that does not vest at the Effective Time in accordance with its terms shall be forfeited and cancelled for no consideration as of the Effective Time.

(d) Payment Procedures. As promptly as reasonably practicable following the Closing, the holders of In-the-Money Company Stock Options and Vested Company RSUs shall be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider, the Vested Equity Award Consideration with respect to In-the-Money Company Stock Options and Vested Company RSUs, respectively, that are cancelled and converted pursuant to this Section 2.06, less any required withholding pursuant to Section 2.06 in the case of employees; provided that such payment shall be made at such other time or times following the Effective Time consistent with the terms of the Company RSU or Company PSU, as applicable, to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code.

(e) Assumption of Company Stock Plan. As of the Effective Time, Parent shall assume the Company Stock Plan under which any Unvested Company RSUs were issued, except that (i) the shares of Company Common Stock covered by such awards will be shares of Parent Common Stock, (ii) all references to a number of shares of Company Common Stock shall be amended to refer to shares of Parent Common Stock (with appropriate adjustments to the number and type of shares), and (iii) all references to the Company Board (or a committee thereof) shall be amended to be references to the Board of Directors of Parent (or the applicable committee thereof).

(f) As soon as reasonably practicable (and in any event no later than 15 days) after the date hereof, the Company shall take all actions it determines are necessary to ensure that, subject to the occurrence of the Effective Time, (i) no new offering or purchase periods under the ESPP shall commence after the date hereof, (ii) no new participants be permitted into the ESPP after the date hereof, and (iii) the existing participants in the ESPP may not increase their elections with respect to the offering or purchase periods in effect on the date hereof. Further, as soon as reasonably practicable (and in any event no later than 15 days) after the date hereof, the Company shall take such other actions as may be required to provide that, with respect to the ESPP: (A) the exercise date for any offering or purchase period in effect as of the date hereof shall be the earlier of the original exercise date for such offering and the date that is 60 days after the date hereof (the “Final Exercise Date”), (B) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the Final Exercise Date or, to the extent not used to purchase shares of Company Common Stock in accordance with the terms of the ESPP prior to the Effective Time, shall be refunded to such participant through the Company’s payroll system no later than 10 Business Days following the Final Exercise Date, and (C) the ESPP shall terminate on the date immediately prior to the date on which the Effective Time occurs and no further rights shall be granted or exercised under the ESPP thereafter. All shares of Company Common Stock purchased on the Final Exercise Date shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(g) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plan or the ESPP) shall adopt such resolutions and take any actions that are necessary to effectuate the treatment of the Company Equity Awards and the ESPP pursuant to this Section 2.06 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act).

(h) As soon as reasonably practicable following the Closing Date, Parent will cause the Parent Common Stock issuable upon settlement of any Converted RSUs to be registered with the SEC on Form S-8, and will use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Converted RSUs remain outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof.

Section 2.07 Adjustments. If, during the period between the date hereof and the LLC Merger Effective Time, any change in the outstanding limited liability company interests of the Operating Company shall occur by reason of any reclassification, recapitalization, unit split (including reverse unit split) or combination, exchange or readjustment of units, or any equity distribution, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted so as to provide the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration. If, during the period between the date hereof and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted so as to provide the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration.

Section 2.08 Withholding Rights. Each of Parent, Acquirer, Merger Sub, Merger Sub II, the Surviving Corporation and the Exchange Agent including their respective Affiliates and agents (each a “Withholding Person”) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable Tax law or under any agreement between the Company and the Person entitled to such payment. To the extent that amounts are so deducted and withheld and are paid to the applicable Taxing Authority by any Withholding Person, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which the Withholding Person made such deduction and withholding.

Section 2.09 Payoff. At the Closing, Parent shall pay, or cause to be paid, the Payoff Amount; provided that the Company shall provide to Parent (a) at least three Business Days prior to the Closing Date a substantially final draft of the Payoff Letter and (b) prior to the Effective Time an executed copy of the Payoff Letter.

ARTICLE III

THE SURVIVING CORPORATION

Section 3.01 Certificate of Formation; Certificate of Incorporation. At the LLC Merger Effective Time, the certificate of formation of the Operating Company, as in effect immediately prior to the LLC Merger Effective Time, will remain unchanged and will become the certificate of formation of the Surviving LLC until thereafter amended in accordance with the applicable provisions of the DLLCA. At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until, subject to Section 6.10, amended in accordance with Applicable Law. At the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement), by virtue of the Second Merger, the certificate of incorporation of the Acquirer, as in effect immediately prior to the Second Effective Time, shall be the certificate of incorporation of the Second Surviving Corporation until, subject to Section 6.10, amended in accordance with Applicable Law.

Section 3.02 LLC Agreement; By-laws. At the LLC Merger Effective Time, by virtue of the LLC Merger, the limited liability company agreement of Merger Sub II, as in effect immediately prior to the LLC Merger Effective Time, shall become the limited liability company agreement of the Surviving LLC (the “LLC Agreement”) until, subject to Section 6.10, amended in accordance with Applicable Law and the LLC Agreement. At the Effective Time, by virtue of the Merger, the by-laws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until, subject to Section 6.10, amended in accordance with Applicable Law. At the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement), by virtue of the Second Merger, the by-laws of the Acquirer, as in effect immediately prior to the Second Effective Time, shall be the by-laws of the Second Surviving Corporation until, subject to Section 6.10, amended in accordance with Applicable Law.

Section 3.03 Directors and Officers. Parent and the Company will take such actions as are reasonably necessary such that, from and after the Effective Time, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and Applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and (iii) the officers of Merger Sub II immediately prior to the LLC Merger Effective Time shall be the officers of the Surviving LLC. Parent and the Company will take such actions as are reasonably necessary such tha, from and after the Second Effective Time, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and by-laws of the Second Surviving Corporation and Applicable Law, (i) the directors of Acquirer immediately prior to the Second Effective Time shall be the directors of the Second Surviving Corporation and (ii) the officers of Acquirer immediately prior to the Second Effective Time shall be the officers of the Second Surviving Corporation, in each case, if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents furnished or filed and publicly available since January 1, 2022 through the date hereof (other than information that is contained (i) solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual statements, and (ii) in any forward-looking statements in such Company SEC Documents that are of a nature that they speculated about future developments); provided that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 4.05, Section 4.09(b) or Section 4.27 or (b) subject to Section 9.14, as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent, Acquirer, Merger Sub and Merger Sub II as follows:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and authority required to carry on its business as presently conducted and to own, lease or operate its properties, rights and assets. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has Made Available to Parent complete and correct copies of the certificate of incorporation and by-laws of the Company, including all amendments thereto, as currently in effect and the Company is not in violation of any provision thereof in any material respect.

Section 4.02 Corporate Authorization.

(a) Each of the Company and the Operating Company has all requisite corporate power and authority to (i) enter into and deliver this Agreement, (ii) subject to the Stockholder Approval, to consummate the Mergers and the other transactions contemplated by this Agreement and (iii) perform its obligations hereunder. The execution, delivery and performance by each of the Company and the Operating Company of this Agreement and the consummation by the Company and the Operating Company of the Mergers and the other transactions contemplated by this Agreement, except for obtaining the Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company and the Operating Agreement. Assuming the due authorization, execution and delivery of this Agreement by Parent, Acquirer, Merger Sub and Merger Sub II, this Agreement constitutes a valid and binding agreement of the Company and the Operating Company enforceable against the Company and the Operating Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity (the “Enforceability Exceptions”).

(b) At a meeting duly called and held, prior to the execution of this Agreement, the Special Committee unanimously adopted resolutions (A) determining that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (B) recommending that the Company Board determine that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders and adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement, and (C) recommending that, subject to approval by the Company Board, the Company Board submit this Agreement to the Company’s stockholders entitled to vote thereon for adoption thereby and resolve to recommend that such stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger. Thereafter, the Company Board, upon the unanimous recommendation of the Special Committee, unanimously adopted resolutions (i) determining that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) adopting and approving this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) directing that this Agreement be submitted to the Company’s stockholders entitled to vote thereon for adoption thereby and resolving to recommend that such stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger (the “Company Recommendation”).

(c) Enfusion US 1, Inc., in its capacity as the managing member of the Operating Company, has (i) determined that it is in the best interests of the Operating Company and its members, declared it advisable to enter into this Agreement providing for the LLC Merger in accordance with the DLLCA upon the terms and subject to the conditions set forth herein; and (ii) approved the execution and delivery of this Agreement by the Operating Company and the consummation of the LLC Merger upon the terms and subject to the conditions set forth herein.

(d) The only vote or action of holders of capital stock of the Company, or any class or series of capital stock of the Company, necessary to adopt this Agreement are the adoption of this Agreement by the holders of a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting as a single class (such vote, the “Stockholder Approval”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of (A) the HSR Act and (B) any other applicable Antitrust Laws or any Foreign Investment Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws, or the rules or regulations of NYSE, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04 Non-contravention. The execution, delivery and performance by the Company and the Operating Company of this Agreement and the consummation by the Company and the Operating Company of the Mergers and the other transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both): (i) result in any violation or breach of any provision of the certificate of incorporation or by-laws of the Company or the Operating Agreement of the Operating Company; (ii) assuming compliance with the matters referred to in Section 4.03 and that the Stockholder Approval is obtained, result in a violation, conflict with or breach of any provision of any Applicable Law or Order; (iii) require any consent or approval under, violate, result in any breach of or default under (or an event that, with notice or lapse of time or both, would become a default), result in the cancellation, adverse amendment, right of payment, termination or acceleration of any right or obligation or the loss of any benefit to which the Company or one of its Subsidiaries is entitled under, or result in termination or give to others any right of termination of, any Material Contract; or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Class A Common Stock, (ii) 150,000,000 shares of Class B Common Stock and (iii) 100,000,000 shares of undesignated preferred stock, par value $0.001 per share (the “Company Preferred Stock”). At the close of business on January 7, 2025: (A) 94,769,479 shares of Class A Common Stock were issued and outstanding; (B) 34,198,767 shares of Class B Common Stock were issued and outstanding; (C) Company Stock Options to purchase an aggregate of 76,056 shares of Company Common Stock were issued and outstanding; (D) an aggregate of 3,197,872 shares of Company Common Stock were subject to outstanding Company RSUs; (E) an aggregate of 965,294 shares of Company Common Stock were subject to outstanding Company PSUs assuming the achievement of all performance goals or metrics applicable to such Company PSU; (F) an aggregate of 3,696,435 shares of Company Common Stock were reserved for issuance pursuant to the ESPP and there are no outstanding offering or purchase periods under the ESPP as of the date hereof; (G) zero shares of Company Common Stock were held in the treasury of the Company; (H) zero shares of Company Preferred Stock were issued and outstanding; (I) 128,968,246 Common Units were issued and outstanding; (J) no other limited liability company interests in the Operating Company were outstanding; and (K) an aggregate of 25,464,398 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plan.

(b) Section 4.05(b) of the Company Disclosure Schedule sets forth, as of the close of business on January 7, 2025, a complete and correct list of (i) all outstanding Company Stock Options, including the number of shares subject to such award, the name of the holder, the grant date, the vesting schedule, and the exercise or purchase price per share, (ii) all outstanding Company RSUs, including the name of the holder, the grant date, the vesting schedule, and the number of shares of Company Common Stock subject to each award of Company RSUs, and (iii) all outstanding Company PSUs, including the name of the holder, the grant date, the vesting schedule, and the number of shares of Company Common Stock subject to each award of Company PSUs (including the applicable performance periods), assuming the achievement of all performance goals or metrics applicable to such Company PSUs.

(c) Except for changes since January 7, 2025 resulting from the exercise or settlement of Company Equity Awards outstanding on such date in accordance with the applicable terms of the Company Stock Plan and such Company Equity Award or granted thereafter as expressly permitted under Section 6.01(b) or the purchase of shares of Company Common Stock pursuant to the ESPP, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) subscriptions, options, warrants or other rights or arrangements to acquire from the Company, or other obligations or commitments of the Company to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, the Company, (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, profits interests, equity-based or “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company (the items in clauses (i)-(iv) being referred to collectively as the “Company Securities”), (v) voting trusts, equityholder arrangements, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock, or other equity or voting interest in, of the Company or any of its Subsidiaries or (vi) contractual obligations or commitments of any character (A) restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of the Company or any of its Subsidiaries, (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities, (C) restricting the payment of any dividend or distribution on any Company Securities, or (D) requiring the Company or any of its Subsidiaries to make any payment based on the price or value of any equity interests of the Company. There are no outstanding obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. As of the date hereof, there are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in the Company on any matter. No Subsidiary of the Company owns any Company Securities.

(d) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary has been duly authorized, validly issued, fully paid and non-assessable, as applicable, and are owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens). As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for, or measured by reference to, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary, (ii) subscriptions, options, warrants or other rights or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, or measured by reference to, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance shares, contingent value rights, profits interests, equity-based or “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).

(e) There are no outstanding obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. There are no outstanding contractual obligations or commitments of the Company or any Subsidiary of the Company requiring the registration for sale of any Company Subsidiary Securities, granting any right to subscribe for or acquire from any Subsidiary of the Company any Company Subsidiary Securities or requiring the Company or any of its Subsidiaries (or any outstanding obligations of the Company or any of its Subsidiaries) to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. The Company does not own, directly or indirectly, any shares of capital or other voting securities of, or ownership interests in, any other Person, other than its Subsidiaries.

(f) All issued and outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to the Company Stock Plan or the ESPP will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and were not issued in breach of any preemptive rights and are free and clear of restrictions on transfer (other than as provided by applicable federal and state securities Laws).

Section 4.06 Subsidiaries.

(a) Section 4.06(a) of the Company Disclosure Schedule sets forth a true and complete list of the Company’s Subsidiaries together with the jurisdiction of each Subsidiary and the ownership of equity interest of each Subsidiary. Except for securities held by the Company in connection with its ordinary course treasury investment activities and investments that are fully impaired, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interest in, any other Person.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Subsidiary of the Company: (i) is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers required to carry on its business as presently conducted and to own, lease and operate its properties, rights and assets and (ii) is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where such qualification is necessary.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2022, through the date hereof, the Company has filed with or furnished to, as applicable, the SEC each report, statement, schedule, form or other document or filing required by Applicable Law to be filed or furnished by the Company at or prior to the time so required (the documents referred to in this Section 4.07(a), together with all exhibits and other information incorporated by reference therein and all amendments and supplements thereto, are collectively referred to as the “Company SEC Documents”). No Subsidiary of the Company is required to file any report, statement, schedule, form or other document with the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder applicable to the Company SEC Documents, as the case may be, each as in effect on the date that such Company SEC Document was filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Company SEC Document filed with or furnished pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date hereof, (i) there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC and (ii) to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC. As of the date hereof, to the Knowledge of the Company, there are no formal SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of the Company.

Section 4.08 Financial Statements; Internal Controls.

(a) The consolidated financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of certain information and footnotes), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal recurring adjustments in the case of any unaudited interim financial statements). Except as has been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(b) of Regulation S-K promulgated by the SEC.

(b) The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably designed and maintained to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (iii) any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be prevented or detected in a timely manner. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Company’s assessment of internal controls as of and for the year ended December 31, 2023.

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act) are reasonably designed and maintained to ensure that (i) material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d) As of the date hereof, the Company is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes Oxley Act to the extent applicable to the Company. Since January 1, 2022, through the date hereof, the Company has complied in all material respects with the applicable listing and other rules and regulations of the NYSE.

Section 4.09 Absence of Certain Changes. Since the Company Balance Sheet Date (a), through the date hereof the Company and its Subsidiaries have conducted their business in the ordinary course (except in connection with the transactions contemplated by this Agreement), (b) there has not been any event, change, occurrence, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) none of the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement would require Parent’s consent pursuant to subsection (ii), (vi), (xii), (xiii), (xv), (xviii) or (xxi) of Section 6.01(b) or, solely with respect to the foregoing subsections, subsection (xxiii) of Section 6.01(b).

Section 4.10 No Undisclosed Material Liabilities. There are no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, of the Company or any of its Subsidiaries that would be required by GAAP to be reflected on a consolidated balance sheet (or disclosed in the notes thereto), other than: (a) liabilities or obligations disclosed or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date; (c) executory obligations arising under Contracts to which the Company or any of its Subsidiaries is a party (other than as a result of a breach thereof or default thereunder by the Company or any of its Subsidiaries); (d) liabilities or obligations incurred in connection with the transactions contemplated by this Agreement (including the Mergers); and (e) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, from January 1, 2022, (a) there is and there has been no Proceeding pending against or threatened in writing against or, to the Knowledge of the Company, involving the Company or any of its Subsidiaries and (b) neither the Company nor any of its Subsidiaries is or has been subject to any outstanding Order. As of the date hereof, there is no pending Proceeding or outstanding Order that seeks to prevent, materially impair or materially delay consummation of the Mergers.

Section 4.12 Compliance with Applicable Law.

(a) Except as would not reasonably be expected to result, individually or in the aggregate, in the Company incurring material liabilities, each of the Company and its Subsidiaries is, and, since January 1, 2022, has been, in compliance with all Applicable Laws and Privacy Obligations. Neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2022 that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Authority relating to the Company or any of its Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with any Applicable Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to result, individually or in the aggregate, in the Company incurring material liabilities.

(b) Except as would not reasonably be expected to result, individually or in the aggregate, in the Company incurring material liabilities, (i) each of the Company and its Subsidiaries has in effect all Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations and (ii) there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancelation of, any such Governmental Authorizations.

Section 4.13 Certain Business Practices.

(a) Since January 1, 2022, the Company and its Subsidiaries have been in material compliance with all Anti-Corruption Laws. Since January 1, 2022, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, in each case, solely in their capacities as such, nor, to the Knowledge of the Company, any of their other Representatives or any other Person acting on their behalf, in each case, solely in their capacities as such, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (c) offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence official action or secure an improper advantage in violation of Anti-Corruption Laws.

(b) Since January 1, 2022, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, is or has been in violation of, nor to the Knowledge of the Company, been under investigation by any Governmental Authority for violating, any applicable Anti-Corruption Laws, Sanctions, International Trade Laws, or Anti-Money Laundering Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers or employees, is the subject or target of Sanctions or located, organized, or resident in any country or region that is the subject or target of comprehensive Sanctions.

(c) The Company and its Subsidiaries have implemented and maintain in effect policies and procedures reasonably designed to promote compliance with Anti-Corruption Laws, Sanctions, International Trade Laws, and Anti-Money Laundering Laws.

Section 4.14 Material Contracts.

(a) Except (i) as filed as exhibits to the Company SEC Documents, (ii) for this Agreement and the other agreements entered into in connection with the transactions contemplated hereby and (iii) for Company Employee Plans, as of the date hereof, neither the Company nor any Subsidiary of the Company is a party to or is bound by any Contract:

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) that is with the 25 largest customers of the Company and its Subsidiaries by revenue during the 9 months ended September 30, 2024 (as defined in the Company’s Press Release issued November 4, 2024 which is filed with the Company SEC Documents) (excluding any nondisclosure agreements, data processing agreements, purchase orders or statements of work or invoices entered into in the ordinary course of business, and other similar Contracts that are ancillary to Contracts pursuant to which revenue is paid or payable to the Company or its Subsidiaries);

(iii) that is with the 10 largest vendors of the Company and its Subsidiaries during the 12 months ended September 30, 2024 (as determined based on cost of goods and services paid to such vendors by the Company during such time period) (excluding any non-disclosure agreements, data processing agreements, purchase orders or statements of work or invoices entered into in the ordinary course of business, and other similar Contracts that are ancillary to Contracts pursuant to which cost of goods and services is paid or payable by the Company);

(iv) relating to the disposition or acquisition of any business, equity, real property or all or substantially all of the assets of any Person for aggregate consideration in excess of by the Company or any of its Subsidiaries outside of the ordinary course of business pursuant to which the Company or its Subsidiaries have material continuing obligations;

(v) containing (A) a covenant or other provision limiting the ability of the Company or any Subsidiary of the Company to compete or engage in any line of business or to compete with any Person in any geographic area (other than any customary employee non-solicitation or no-hire clauses entered into in the ordinary course of business), (B) “most favored nation” or “exclusivity” provisions, (C) a right of first refusal or right of first offer or similar right that limits the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of assets, rights or properties or (D) a minimum purchase, minimum volume, “earnout” or other contingent, deferred or fixed payment obligation of the Company and its Subsidiaries, in each case, that would be material to the Company and its Subsidiaries, taken as a whole;

(vi) relating to or evidencing indebtedness for borrowed money, debt securities, warrants or other rights to acquire any debt securities, of the Company or any Subsidiary of the Company (including any hedging, swap, derivative or other similar Contract), or any guarantee by the Company or of its Subsidiaries of the obligations of any Person (in each case, excluding, intercompany loans between the Company and any of its wholly-owned Subsidiaries or between or among any wholly-owned Subsidiaries of the Company);

(vii) that is a license (or a sublicense, covenant, consent or other right in or to use Intellectual Property) granted by the Company or any Subsidiary of the Company to any Company Intellectual Property (A) on an exclusive basis, (B) pursuant to which the Company or any Subsidiary of the Company received licensing revenues for the 12 months ended December 31, 2023 or the 2024 calendar year in excess of $550,000, other than non-exclusive licenses granted to customers in the ordinary course of business, and/or (C) that is otherwise material to the Company and its Subsidiaries, taken as a whole;

(viii) that is a license (or a sublicense, covenant, consent or other right in or to use Intellectual Property) of Intellectual Property granted to the Company or any Subsidiary of the Company by any third Person (A) on an exclusive basis, (B) on a non-exclusive basis, if pursuant to which the Company or any Subsidiary of the Company made payments during the 12 months ended December 31, 2023 or the 2024 calendar year in excess of $550,000, and/or (C) that is otherwise material to the Company and its Subsidiaries, taken as a whole (each such Contract that is scheduled or required to be scheduled against (A) – (C) above, an “Inbound IP License”);

(ix) that (A) provides for any invention, creation, conception or other development of any material Intellectual Property (1) by the Company or any of its Subsidiaries for any other Person, (2) by the Company or any of its Subsidiaries jointly with any other Person or (3) for the Company or any of its Subsidiaries by any other Person (excluding any Invention Assignment Agreements) or (B) provides for the assignment or other transfer of any ownership interest in any material Intellectual Property (1) to the Company or any of its Subsidiaries by any other Person (excluding any Invention Assignment Agreements) or (2) by the Company or any of its Subsidiaries to any other Person;

(x) that is a collective bargaining agreement or other similar Contract with any labor union, labor organization, works council or other similar employee representative (“Labor Agreement”);

(xi) that is a settlement, conciliation or similar agreement with any Governmental Authority pursuant to which the Company will have a material outstanding obligation following the execution of this Agreement;

(xii) any stockholders’ agreement, voting trust agreement or registration rights agreement or similar agreements, arrangements or commitments relating to any equity securities of the Company or any if its Subsidiaries or relating to the disposition, voting or dividends with respect to any equity securities of the Company or any of its Subsidiaries; or

(xiii) is with an affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act, other than any Contract solely among the Company and its wholly-owned Subsidiaries.

(b) Each Contract of the type described above in Section 4.14(a) is referred to herein as a “Material Contract.” Except for Material Contracts that have expired or terminated by their terms, as of the date hereof, all of the Material Contracts are (A) valid and binding on the Company or the applicable Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, each other party thereto, and (B) in full force and effect, except (i) as may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company has, and, to the Knowledge of the Company, none of the other parties thereto have, (x) violated any provision of, or committed or failed to perform any act under, and no event or condition exists, which (with or without notice, lapse of time or both) would constitute a breach of or default under, the provisions of any Material Contract, except in each case for those violations, acts (or failures to act) and defaults which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or (y) the intention to renegotiate, terminate or claim a material breach under any Material Contract.

Section 4.15 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) (i) all Company Returns required to be filed with any Taxing Authority have been filed when due (taking into account valid extensions) in accordance with all Applicable Laws, (ii) all such Company Returns were true, correct and complete, (iii) the Company and each of its Subsidiaries have paid (or have had paid on their behalf) all Taxes due and payable (whether or not shown as due and owing on such Company Return) and (iv) all Taxes of the Company and its Subsidiaries, if not yet due and owing, have been adequately accrued and reserved to the extent required by GAAP;

(b) the Company and each of its Subsidiaries has withheld all Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other Person and such Taxes have been timely paid over to the proper Governmental Authority;

(c) (i) no deficiencies for Taxes of the Company or any of its Subsidiaries have been assessed by any Taxing Authority, except for deficiencies that have been paid or otherwise resolved, (ii) to the Knowledge of the Company, there is no Proceeding presently in progress, pending or threatened in writing against the Company or any of its Subsidiaries in respect of any Tax, (iii) no claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a type of Tax Return that it is or may be subject to taxation by, or may be required to file such type of Tax Return in, that jurisdiction, and (iv) none of the Company or any of its Subsidiaries has a permanent establishment in any country other than the country of its organization, or is or has been, subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file an income Tax Return and does not file such return;

(d) each of the Company and its Subsidiaries has collected all sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates;

(e) there are no Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(f) neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case that has not since expired and other than waivers or extensions of time to file Tax Returns granted in the ordinary course of business or pursuant to a routine request by a Taxing Authority;

(g) neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code during the two-year period ending on the date of this Agreement;

(h) neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b);

(i) (i) neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated, unitary, or similar Tax Return and (ii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, by Contract or otherwise by operation of law;

(j) Neither the Company nor any of its Subsidiaries is (or has been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code) a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(k) there are no Tax sharing, allocation or indemnification agreements (other than customary commercial or financial arrangements entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes), with respect to which the Company or any of its Subsidiaries is a party;

(l) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof beginning after the Closing Date as a result of (i) a change in method of, or use of an improper method of, accounting occurring prior to the Closing, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, or deferred revenue accrued prior to the Closing, (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Closing Date, (v) transactions effected or investments made on or prior to the Closing that result in taxable income pursuant to Section 951(a) of the Code, or (vi) “global intangible low-taxed income” within the meaning of Section 951A of the Code (or any similar provision of state, local or non-U.S. Law) attributable to a taxable period (or portion thereof) ending on or prior to the Closing and neither the Company nor any of its Subsidiaries will be required to pay any Taxes after the Closing Date as a result of an election under Section 965(h) of the Code; and

(m) neither the Company nor any of its Subsidiaries has taken any action, or knows of any fact, agreement, plan or other circumstance, that could reasonably be expected to prevent the Corporate Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.16 Employee Benefit Plans.

(a) Section 4.16(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, identifying each material U.S. Employee Plan, other than (i) any individual offer letter or employment agreement for non-officer employees that (A) does not provide for any severance or change of control benefits and (B) is consistent in all material respects with a standard form (in which case only such standard form(s) and all individual agreements that do not conform in all material respects to such standard form(s) are required to be listed) or (ii) any U.S. Employee Plan that is terminable “at will” without any contractual obligation or additional liability on the part of the Company or its Subsidiaries. Within 10 Business Days following the date of this Agreement, the Company shall provide to Parent a true, correct and complete list, as of the date of such provision, identifying each material Foreign Employee Plan, in each case other than (A) any individual offer letter or employment agreement for non-officer employees that does not provide for any severance or change of control benefits and are terminable on less than thirty days’ notice without further obligation, or (B) any Foreign Employee Plan that is terminable “at will” (or following a notice period imposed by Applicable Law) without any contractual obligation or additional liability on the part of the Company or its Subsidiaries.

(b) With respect to each material U.S. Employee Plan, the Company has Made Available to Parent true and correct copies of the following (as applicable) prior to the date of this Agreement: (i) the current plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the most recent summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents and insurance contracts, (iv) the financial statements for the most recent year for which such financial statements are available, in audited form if required by ERISA and, where applicable, Annual Report/Returns (Forms 5500) with disclosure schedules and attachments for the most recent year for which such Annual Report/Return (Form 5500) is available, in each case, to the extent not publicly available, (v) a copy of all material, non-routine correspondence with any Governmental Authority relating to a Company Employee Plan received or sent within the last three years, (vi) the most recent Internal Revenue Service determination or opinion letter, and (vii) written results of any required compliance testing for the most recent plan year. The Company has Made Available to Parent true and correct copies of the following: (A) the standard agreements evidencing Company Stock Options, Company RSUs and Company PSUs; and (B) each agreement evidencing a Company Stock Option, Company RSU or Company PSU that does not conform in all material respects to the standard agreement.

(c) Within 30 days following the date of this Agreement, the Company shall, with respect to each material Foreign Employee Plan (other than with respect to any such Foreign Employee Plan that the Company is prohibited from making available to Parent by Applicable Law), make available to Parent for review by Parent or Parent’s representatives, either via electronic mail, in hard copy form, via Datasite or similar service or in the virtual data room maintained by or on behalf of the Company in connection with the transactions contemplated by this Agreement, true and correct copies of the documents and materials listed in clauses (i) through (vi) of Section 4.16(b).

(d) Neither the Company, any of its Subsidiaries nor any ERISA Affiliate of the Company or any of its Subsidiaries sponsors, maintains, participates in or contributes or is obligated to contribute to, or has in the past six years sponsored, maintained, participated in or contributed or has been obligated to contribute to, or otherwise has any current or contingent liability or obligation with respect to, (i) any Company Employee Plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (ii) any multiemployer plan within the meaning of Section 3(37) of ERISA, (iii) a multiple employer plan, within the meaning of Section 413(c) of the Code, or Section 4063 or Section 4064 of ERISA, or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). Neither the Company nor any of its Subsidiaries has any outstanding or contingent liability or obligation as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person. No Company Employee Plan that is a “welfare plan” (as defined in Section 3(1) of ERISA) provides and there is no other obligation to provide material post-termination or retiree life insurance or health benefits to any person, except (A) as may be required by Section 4980B of the Code or any similar Applicable Law (“COBRA”) or (B) pursuant to any Company Employee Plan identified in Section 4.16(a) of the Company Disclosure Schedule (or, with respect to a Foreign Employee Plan, listed for Parent in accordance with Section 4.16(a)) that provides subsidized or employer-paid premiums for group health plan continuation coverage under COBRA for a period of time that is no longer than the length of the applicable severance period.

(e) Each U.S. Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely upon an opinion letter, or has pending, or has time remaining to which to file, an application of such determination from the Internal Revenue Service, and, to the Knowledge of the Company, no event has occurred and no condition exists that could reasonably be expected to adversely affect the qualified status of such U.S. Employee Plan. Each U.S. Employee Plan has been established, funded and maintained in all material respects in compliance with its terms and with the requirements prescribed by Applicable Laws, including ERISA and the Code. No material Proceedings, claims or litigation is pending with respect to any U.S. Employee Plan (other than routine claims for benefits) and, to the Knowledge of the Company, no such Proceeding, claim or litigation is threatened in writing, and there are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in writing in connection with any U.S. Employee Plan. Neither the Company nor any of its Subsidiaries has incurred any material Tax or other liability (whether or not assessed) pursuant to Sections 4975, 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(f) (i) Each Foreign Employee Plan and related trust, complies in all material respects with and has been established, maintained and administered in compliance in all material respects with (A) any Applicable Laws and (B) their terms and the terms of any collective bargaining, collective labor or works council agreements, (ii) each Foreign Employee Plan which, under any Applicable Laws, is required to be registered or approved by any Governmental Authority has been so registered or approved, (iii) no Foreign Employee Plan has unfunded liabilities that as of the Effective Time will not, in all material respects, be fully accrued for in the Company’s financial statements or fully offset by insurance and (iv) each Foreign Employee Plan that is intended to qualify for preferential Tax treatment has been determined to qualify for such Tax treatment and, to the Knowledge of the Company, there are no existing circumstances or events that have occurred or that could reasonably be expected to adversely affect the preferential Tax treatment of such Foreign Employee Plan. The Company and its Subsidiaries are in material compliance with all obligations applicable to them with respect to any benefit plan maintained by a Governmental Authority and any statutory benefits (or related benefit plan) mandated by Applicable Law.

(g) Except as provided in this Agreement or as required under Applicable Law, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event): (i) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to any compensation or benefits under any Company Employee Plan or otherwise or any increase in such compensation or benefits; (ii) accelerate the time of payment or vesting of any compensation, payments, benefits or equity-based award; (iii) trigger any funding (through a grantor trust or otherwise) of compensation or benefits under any Company Employee Plan; (iv) result in any forgiveness of indebtedness, trigger any payment or funding, or increase the amount payable pursuant to any Company Employee Plan; or (v) impose any additional restrictions or limitations of the Company’s or any of its Subsidiaries’ right to amend, modify or terminate any Company Employee Plan.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries. No Company Employee Plan provides for a “gross-up” or similar payment in respect of any Taxes that may become payable, including those imposed under Sections 409A or 4999 of the Code.

(i) Except as would not reasonably be expected to result in material liability for the Company, each Company Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

Section 4.17 Labor and Employment Matters.

(a) Since January 1, 2022, the Company and its Subsidiaries have been in material compliance with all federal, state, local, and foreign Applicable Laws respecting employment and employment practices, including terms and conditions of employment, wages, and hours, equal employment opportunity, discrimination, harassment, retaliation, disability rights or benefits, immigration (including the completion of Forms I-9 for all employees and the proper confirmation and maintenance of employee visas), classification of employees and independent contractors, pay equity, workers’ compensation, government contracting and subcontracting regulations, affirmative action, COVID-19, plant closures and layoffs (including the WARN Act), employee leave issues, collective bargaining and labor relations, whistleblowing, occupational safety and health standards, workers’ compensation, employee trainings and notices, unemployment insurance, and withholding of payroll Taxes.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2022, (A) the Company has not received written notice of any audits or investigations pending or scheduled by any Governmental Authority pertaining to the employment practices of the Company and (B) no written complaints relating to employment practices of the Company that are reasonably likely to be material to the Company have been made to any Governmental Authority or submitted to the Company.

(c) Neither the Company nor any Subsidiary of the Company is a party to, or otherwise bound by any Labor Agreement. Since January 1, 2022, (i) neither the Company nor any Subsidiary of the Company has been subject to any charge, demand, petition or representation Proceeding seeking to compel, require or demand it to bargain with any labor union, works council or labor organization, and (ii) there have not been any labor strikes, material labor grievances, unfair labor practices charges, material collective bargaining or work council disputes, material concerted work stoppages, lockouts, or material concerted slowdowns pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company. To the Knowledge of the Company, since January 1, 2022, there have been no labor organizing activities with respect to any employees of the Company.

(d) Since January 1, 2022, neither the Company or any of its Subsidiaries have taken any action which constituted a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a “plant closing” or “mass layoff” required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(e) Since January 1, 2022, no material allegations of sexual harassment or sexual misconduct have been made against any current or former executive of the Company or its Subsidiaries, and the Company and its Subsidiaries have not entered into or executed any settlement agreements related to allegations of sexual harassment or sexual misconduct by an officer or executive. The Company and its Subsidiaries have reasonably and impartially investigated all sexual harassment and material misconduct allegations against any officers, executives or senior supervisory employees since January 1, 2022 of which the Company has Knowledge. With respect to any such allegations since January 1, 2022, that the Company has reasonably determined has merit, the Company and its Subsidiaries have taken prompt, corrective action that is reasonably calculated to prevent further improper conduct.

Section 4.18 Insurance. Section 4.18 of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of all insurance policies issued in favor of the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and its Subsidiaries maintain or are otherwise covered by insurance in such amounts and against such risks as is sufficient to comply with Applicable Law and Contracts to which the Company or any of its Subsidiaries is a party or is bound; (b) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in full; (c) neither the Company nor any of its Subsidiaries is in breach of or default under (or an event that, with notice or lapse of time or both, would become a default) any of such insurance policies; and (d) since January 1, 2022, the Company has not received any written notice of termination, modification or cancelation or denial of coverage with respect to any insurance policy.

Section 4.19 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are, and since January 1, 2022, have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Authorizations and other authorizations necessary under or required by Environmental Laws;

(b) no claim or written notice, report or information has been received or is pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging that the Company or any of its Subsidiaries is in violation of, or has liability under, any Environmental Law; and

(c) there has been no release or disposal of, contamination by, or exposure of any Person to any Hazardous Substance, including as a result of the operation of the business of the Company and its Subsidiaries or at any Company Leased Real Property or any real property currently or formerly owned or leased by the Company, so as to result in liability (contingent or otherwise) to the Company or its Subsidiaries under any Environmental Law.

Section 4.20 Intellectual Property.

(a) Section 4.20(a) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of all (i) Patents, pending applications to register Patents, registered Marks, pending applications to register Marks, and registered Copyrights and pending applications to register Copyrights, in each such case that are included in the Company Owned Intellectual Property and (ii) Domain Names included in the Company Intellectual Property. The Company Owned Intellectual Property and Domain Names listed on Section 4.20(a) of the Company Disclosure Schedule are subsisting and, to the Knowledge of the Company, such Company Owned Intellectual Property is valid and enforceable. The Company or a Subsidiary (i) is the sole and exclusive owner of each item of the Company Owned Intellectual Property, and (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, has valid and enforceable rights pursuant to a valid written Inbound IP License to use all Company Licensed Intellectual Property as the same is used in the business of the Company and its Subsidiaries, in each case, free and clear of all Liens, other than Permitted Liens.

(b) All (i) Patents, Marks and Copyrights included in the Company Owned Intellectual Property and (ii) Domain Names included in the Company Licensed Intellectual Property, in either case, that are issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office, a domain name registrar, or any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, canceled or abandoned, except for such non-material issuances, registrations or applications that the Company or any of its Subsidiaries has permitted to expire or has canceled or abandoned in its reasonable business judgment and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2022, there have been no, and there are no, Proceedings pending or threatened in writing, or, to the Knowledge of the Company, otherwise threatened, alleging infringement, misappropriation, dilution or other violation (“Infringement” or “Infringes” or “Infringed” or “Infringing”, as applicable) of any Intellectual Property of any Person (or challenges to the use, validity or enforceability of any Company Intellectual Property) by or against the Company or any of its Subsidiaries.

(d) Neither the Company or any of its Subsidiaries, nor the conduct or operation of the business of the Company and its Subsidiaries as currently conducted (i) currently Infringes any Intellectual Property of any Person, and (ii) has, since January 1, 2022, Infringed any Intellectual Property of any Person.

(e) To the Knowledge of the Company, since January 1, 2022, no Person has Infringed or currently is Infringing any Company Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The Company and each of its Subsidiaries has obtained from each of their respective current and former employees, independent contractors, or consultants or any other Persons who have or are contributing to the creation or development of any product or service of the Company or the applicable Subsidiary (or any Intellectual Property for or on behalf of the Company or the applicable Subsidiary) an Invention Assignment Agreement, to the extent the Company or applicable Subsidiary does not already own all right, title and interest in and to such Intellectual Property by operation of law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) The Company and each of its Subsidiaries has taken reasonable measures to protect the confidentiality of all Trade Secrets included in the Company Intellectual Property.

(h) No Proprietary Software Product contains, incorporates, is derived from, links or calls to any Open Source Software in a manner that requires the Company or its Subsidiaries to (i) disclose, make available, offer, deliver, contribute or license any portion of the source code of such Proprietary Software Product or component thereof (for clarity, other than the applicable Open Source Software) to any third party (including any open source community) or (ii) license any Proprietary Software Product for making modifications or derivative works, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the source code or related documentation or materials for any Proprietary Software Product has been licensed or provided to, or used or accessed by, any Person (including any escrow agent) other than employees, consultants or independent contractors of the Company or a Subsidiary of the Company who have a written confidentiality obligation to the Company or the applicable Subsidiary with respect to such source code or related materials and the Company does not have the obligation to provide the source code to any such person.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the information technology, computer and communication systems, servers, network equipment, hardware, Software, databases and other equipment owned, operated, leased or licensed or otherwise relied upon by the Company or any of its Subsidiaries used in connection with the business (“IT Systems”) are in good working order, and are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted, and (ii) since January 1, 2022, there has been no security breach or unauthorized access or use of any IT Systems, Security Incident or Malicious Code in, or failure or outage of any of any IT Systems, including any such failure or outage affecting any Personal Information. The Company and each of its Subsidiaries have implemented and maintain commercially reasonable (x) industry standard information security program to maintain and protect the integrity and security of the IT Systems and to mitigate against the likelihood that the Proprietary Software Product contains any Malicious Code or other Software or hardware designed or able to cause harmful effect or unauthorized access to Software, hardware or data, and which includes policies and procedures designed to detect, prevent, correct, and/or remove any malware, viruses, or other similar corruptants or effects, and any third party software routines designed to permit unauthorized access, disable or erase software, hardware or data, or perform any other similar actions (“Malicious Code”) and (y) back-up and disaster recovery arrangements.

(k) To the Knowledge of the Company, none of the Proprietary Software Product that is distributed, conveyed or made available by the Company or any of its Subsidiaries contains any “back door”, “drop dead device”, “time bomb” (as such terms are commonly understood in the software industry) or any other Malicious Code or other code designed or able to cause harmful effect or unauthorized access to any device storing or using Proprietary Software Product, data or files. No Proprietary Software Product constitutes, contains or could reasonably be considered “spyware” or “trackware” (as such terms are commonly understood in the software industry).

Section 4.21 AI Systems. All use of AI Systems in the operation of the business of the Company and its Subsidiaries, including in the development, creation, testing, distribution, delivery, maintenance, support, or licensing of any of the Proprietary Software Products, is in compliance with Applicable Law and all policies of the Company and its Subsidiaries. None of the Company or its Subsidiaries has used any Personal Information, customer data, publicly available datasets, or other data scraped from websites to train, validate, test, or otherwise improve or enhance any AI Systems.

Section 4.22 Properties.

(a) No real property is owned in fee by the Company or any of its Subsidiaries.

(b) Section 4.22(b) of the Company Disclosure Schedule sets forth a true, accurate and complete list by address of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”) as of the date of this Agreement. The Company has made available to Parent true and complete copies of each lease, sublease, license or occupancy agreement in effect as of the date hereof granting rights in the Company Leased Real Property (each a “Company Real Property Lease”), including any guarantees, amendments and assignments thereto. Except for the Company Real Property Leases, there are no other leases, subleases, licenses, use, occupancy or similar agreements granting to any party (other than the Company or any of its Subsidiaries) any occupancy or use rights for any Company Leased Real Property as of the date hereof. There are no subleases or similar written agreements granting to any Person other than the Company or any of its Subsidiaries the right to use or occupy any Company Leased Real Property. Neither the Company nor any Subsidiary (as applicable) owns or holds, or is obligated under or is a party to, any option, right of first refusal or other contractual (or other) right or obligation to purchase, acquire, sell, assign, convey or dispose of any real estate or any portion of or interest in real property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid leasehold interest in the Company Leased Real Property free and clear of all Liens, other than Permitted Liens, and as may be necessary to permit the Company and its Subsidiaries to conduct their business in the ordinary course as currently conducted.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Real Property Lease is (A) a valid and binding on the Company or the applicable Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, each other party thereto, and (B) in full force and effect and enforceable in accordance with its terms against the Company or any Subsidiary party thereto and, to the Knowledge of the Company, the counterparties thereto, except as may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any Subsidiary of the Company, and, to the Knowledge of the Company, none of the other parties to any Company Real Property Lease, is in default under any Company Real Property Lease and no event or condition exists, which (with or without notice, lapse of time or both) would reasonably be expected to constitute a default under, the provisions of any Company Real Property Lease, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company would be required to expend any material funds in causing the applicable party to comply with the surrender conditions set forth in the applicable Company Real Property Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings, structures, improvements, fixtures, buildings systems and equipment, and all components thereof, located on the Company Leased Real Property are in good operating condition and repair (normal wear and tear excepted) for the operation of the business as currently conducted.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have title to, or a valid leasehold interest in, all material tangible personal property free and clear of all Liens, other than Permitted Liens, and as may be necessary to permit the Company and its Subsidiaries to conduct their business in the ordinary course as currently conducted, including all such assets reflected on the Company Balance Sheet (except for assets sold or otherwise disposed of since the Company Balance Sheet Date).

Section 4.23 Data Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any Person acting for or on behalf of the Company or any of its Subsidiaries, is, and, since January 1, 2022, has been, in compliance with all Applicable Laws and Privacy Obligations, including in each case in connection with the Company’s and its Subsidiaries’ Processing of any personal data, personal information, personally identifiable information, protected health information, personal health records, consumer health data (as each term is defined under Applicable Law and similar terms or definitions under any Applicable Law) (collectively “Personal Information”). The Company and its Subsidiaries have implemented and maintained reasonable physical, technical, organizational and administrative security measures and policies designed to protect all Personal Information collected by or on behalf of them from and against breaches and any unauthorized access, acquisition, destruction, use and/or disclosure (“Security Incident”), and since January 1, 2022, there has been no such breach or Security Incident, and none of the Company or any of its Subsidiaries have provided or been legally required to provide any notice to any Person in connection with a Security Incident. The Company and its Subsidiaries have all rights, authority, consents and authorizations required under applicable Privacy Obligations and have provided all notices required under applicable Privacy Obligations to Process all Personal Information

that the Company and its Subsidiaries have Processed in connection with the operation of their business as presently conducted.

(b) Since January 1, 2022, no Governmental Authority or Person has (i) made any written claim (including any notice, enforcement notice, letter, or complaint) against the Company or any of its Subsidiaries or (ii) commenced or, to the Knowledge of the Company, threatened, any Proceeding by or before any Governmental Authority against the Company or a Subsidiary (or, to the Knowledge of the Company, a vendor of the Company or a Subsidiary or any other Person acting on behalf of the Company or any of its Subsidiaries with respect to Personal Information), in each case, with respect to Personal Information, breaches, Security Incidents, or an actual or alleged violation of any Privacy Obligations. To the Knowledge of the Company, there are no facts or circumstances that could reasonably form the basis of any such claim or Proceeding.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries (i) are in breach or default of any Contracts relating to the IT Systems or to Company confidential information (including Personal Information) or (ii) transfer Personal Information internationally except where such transfers comply with Privacy Obligations.

Section 4.24 Brokers’ Fees. Except for Goldman Sachs & Co. LLC (pursuant to an engagement letter Made Available to Parent’s outside legal counsel prior to the date hereof), there are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Company or any of its Subsidiaries who are entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement.

Section 4.25 Opinion of Financial Advisor. The Special Committee has received the oral opinion of Goldman Sachs & Co. LLC to be subsequently confirmed by delivery of a written opinion, that, as of the date of such written opinion, and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth in such written opinion, the aggregate Merger Consideration to be paid to the holders (other than Parent and its affiliates) of shares of Class A Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. A written copy of each such opinion will be provided to Parent by the Company promptly following receipt by the Company for informational purposes only.

Section 4.26 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of Parent, Acquirer, Merger Sub and Merger Sub II in Section 5.13, no (a) “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) or (b) anti-takeover provision in the organizational documents of the Company or any of its Subsidiaries applies or will apply with respect to this Agreement or the transactions contemplated hereby, including the Mergers. The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement.

Section 4.27 Stock Ownership. None of the Company or any of its Subsidiaries owns any shares of capital stock of Parent. None of the Company or its Subsidiaries is an “interested stockholder” of Parent subject to the restrictions on “business combinations” under Section 203(a) of the DGCL (as such terms are defined in Section 203(c) of the DGCL).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, ACQUIRER, MERGER SUB AND MERGER SUB II

Except (a) as disclosed in the Parent SEC Documents furnished or filed and publicly available since January 1, 2022 through the date hereof (other than information that is contained (i) solely in the risk factors sections of such Parent SEC Documents, except to the extent such information consists of factual statements, and (ii) in any forward-looking statements in such Parent SEC Documents that are of a nature that they speculated about future developments); provided that nothing disclosed in the Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 5.05, Section 5.13 or Section 5.18, or (b) subject to Section 9.14, as set forth in the Parent Disclosure Schedule, Parent, Acquirer, Merger Sub and Merger Sub II represent and warrant to the Company that:

Section 5.01 Corporate Existence and Power. Each of Parent, Acquirer, Merger Sub and Merger Sub II and their respective Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all organizational powers and authority required to carry on its business as presently conducted and to own, lease or operate its properties, rights and assets and to consummate the transactions contemplated by this Agreement. Each of Parent, Acquirer, Merger Sub and Merger Sub II and their respective Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has Made Available to Company complete and correct copies of (i) the certificate of incorporation and by-laws of each of Parent, Acquirer and Merger Sub and (ii) the certificate of formation and limited liability company agreement of Merger Sub II, in each of case including all amendments thereto, as in effect as of the date hereof and none of Parent, Acquirer, Merger Sub or Merger Sub II is in violation of any provision thereof in any material respect.

Section 5.02 Corporate Authorization. Each of Parent, Acquirer, Merger Sub and Merger Sub II and their respective Subsidiaries has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by Parent, Acquirer, Merger Sub and Merger Sub II of this Agreement and the consummation by Parent, Acquirer, Merger Sub and Merger Sub II of the transactions contemplated by this Agreement have been duly authorized by all necessary organizational action on the part of Parent, Acquirer, Merger Sub and Merger Sub II. Assuming due authorization, execution and delivery of this Agreement by the Company and the Operating Company, this Agreement constitutes a valid and binding agreement of each of Parent, Acquirer, Merger Sub and Merger Sub II, enforceable against each such Person in accordance with its terms, except as subject to the Enforceability Exceptions.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent, Acquirer, Merger Sub and Merger Sub II of this Agreement and the consummation by Parent, Acquirer, Merger Sub and Merger Sub II of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of (i) the HSR Act and (ii) any other applicable Antitrust Laws or any Foreign Investment Laws as set forth on Section 5.03(b)(ii) of the Parent Disclosure Schedule, (c) compliance with any applicable requirements of the rules and regulations of the NYSE, the Securities Act, the Exchange Act and any other U.S. state or federal securities laws, (d) the filing or submission with the SEC, and in the case of this clause (d)(ii), the effectiveness, of (i) the Joint Proxy Statement/Prospectus, (ii) the Form S-4 and (iii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (e) such filings with and approvals of the NYSE to permit the Parent Class A Common Stock that are to be issued in the Mergers to be listed on the NYSE, and (f) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent, Acquirer, Merger Sub and Merger Sub II of this Agreement and the consummation by Parent, Acquirer, Merger Sub and Merger Sub II of the transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both) (a) result in any violation or breach of any provision of the certificate of incorporation or by-laws (or similar governing documents) of Parent or Acquirer or the certificate of incorporation or by-laws of Merger Sub or Merger Sub II, (b) assuming compliance with the matters referred to in Section 5.03, result in a violation or breach of any provision of any Applicable Law or Order, or (c) require any consent or approval under, violate, result in any breach of or default under (or an event that, with notice or lapse of time or both, would become a default), result in the cancellation, adverse amendment, right of payment, termination or acceleration of any right or obligation or the loss of any benefit to which Parent or one of its Subsidiaries is entitled under, or result in termination or give to others any right of termination of, any Contract to which Parent, Acquirer, Merger Sub, Merger Sub II or any other Subsidiary of Parent is a party, or by which any of their respective properties or assets are bound, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05 Capitalization and Operation of Parent, Acquirer, Merger Sub and Merger Sub II.

(a) The authorized capital stock of Parent consists of (i) 1,500,000,000 shares of Parent Class A Common Stock, (ii) 500,000,000 shares of Class B common stock, par value $0.001 per share (“Parent Class B Common Stock”), (iii) 500,000,000 shares of Class C common stock, par value $0.001 per share (“Parent Class C Common Stock”), (iv) 500,000,000 shares of Class D common stock, par value $0.001 per share (“Parent Class D Common Stock”), and (v) 100,000,000 shares of undesignated preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). At the close of business on January 7, 2025: (A) 213,706,577 shares of Parent Class A Common Stock were issued and outstanding; (B) zero shares of Parent Class B Common Stock were issued and outstanding; (C) 12,542,110 shares of Parent Class C Common Stock were issued and outstanding; (D) 22,243,668 shares of Parent Class D Common Stock were issued and outstanding; and (E) zero shares of Parent Preferred Stock were issued and outstanding.

(b) All of the outstanding shares of Parent Common Stock and equity interests of Acquirer, Merger Sub and Merger Sub II have been duly authorized, validly issued, fully paid and nonassessable and were not issued in breach of any preemptive rights and are free and clear of any restrictions on transfer (other than as provided by applicable federal and state securities Laws). All of the issued and outstanding capital stock of Acquirer, Merger Sub and Merger Sub II is, and immediately prior to the Effective Time will be, owned (directly or indirectly) by Parent. Each of Acquirer, Merger Sub and Merger Sub II has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

Section 5.06 No Vote of Parent Stockholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement or to approve the Mergers or the other transactions contemplated by this Agreement. The vote or consent of Parent as the sole stockholder of Acquirer and Merger Sub and Clearwater Analytics, LLC as the sole member of Merger Sub II are the only vote or consent of the holders of any class or series of capital stock of Acquirer, Merger Sub and Merger Sub II necessary to approve the Mergers and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 5.07 Litigation. As of the date hereof, there is no Proceeding pending, or, to the Knowledge of Parent, threatened in writing, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any of its Subsidiaries is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.08 Compliance with Applicable Law.

(a) Except as would not reasonably be expected to result, individually or in the aggregate, a Parent Material Adverse Effect, each of each of Parent, Acquirer, Merger Sub, Merger Sub II and their respective Subsidiaries is, and, since January 1, 2022, has been, in compliance with all Applicable Laws. Neither Parent, Acquirer, Merger Sub, Merger Sub II nor any of their respective Subsidiaries has received any written notice since January 1, 2022 that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Authority relating to Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Subsidiaries or (ii) from any Governmental Authority alleging that Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Subsidiaries is not in compliance with any Applicable Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect, (i) each of each of Parent, Acquirer, Merger Sub, Merger Sub II and their respective Subsidiaries has in effect all Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations and (ii) there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancelation of, any such Governmental Authorizations.

Section 5.09 Material Contracts. Section 5.09 of the Parent Disclosure Schedule lists each Contract that would be required, as of the date hereof, to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Parent on a Current Report on Form 8-K (each, a “Parent Material Contract”). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, as of the date hereof, (i) each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent and each of its Subsidiaries, and, to the Knowledge of Parent, each other party thereto, has performed all obligations required to be performed by it under each Parent Material Contract; and (iii) there is no default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the Knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any notice of any such default, event or condition.

Section 5.10 Available Funds; Financing.

(a) Parent has delivered to the Company true, correct and complete copies, as of the date hereof, of the fully executed (i) debt commitment letter, dated as of the date hereof (together with all exhibits, annexes, schedules and term sheets attached thereto, as the same may be amended or replaced from time to time in accordance with the terms of this Agreement, the “Debt Commitment Letter ”), pursuant to which the Debt Financing Sources party thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Debt Financing”) for the purpose of funding amounts necessary to consummate the transactions contemplated hereby and (ii) any fee letters referred to in the Debt Commitment Letter, subject to redaction of pricing, fee amounts, “price flex” and other customary “market flex” none of which redacted provisions would be reasonably expected to adversely affect the conditionality, availability, aggregate principal amount or termination of the Debt Financing (such redacted fee letters referred to in the Debt Commitment Letter, collectively, the “Debt Fee Letter”). As of the date hereof, (x) the Debt Commitment Letter has not been amended, supplemented or modified in any respect and (y) the commitments contained in the Debt Commitment Letter has not been withdrawn, terminated, reduced, rescinded or replaced in any respect.

(b) Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, and that the Debt Financing is funded in accordance with the Debt Commitment Letter, and after giving effect to any “flex” provision in the Debt Commitment Letter or the Debt Fee Letter (including with respect to fees and original issue discount), the net cash proceeds contemplated by the Debt Commitment Letter, together with cash on hand of Parent and the Company, will, in the aggregate, be sufficient for Parent, Acquirer, Merger Sub and/or Merger Sub II, as applicable, to pay the cash portion of the Aggregate Merger Consideration, to make any repayment, repurchase or refinancing of debt expressly required by this Agreement, to pay any other amounts required to be paid at or prior to the Closing and to pay all related fees and expenses required to be paid in connection with the transactions contemplated by this Agreement (collectively, the “Required Amount”).

(c) As of the date hereof, the Debt Commitment Letter is in full force and effect and constitutes a legal, valid and binding obligation of Clearwater Analytics, LLC (“Clearwater LLC”), and to the Knowledge of Parent, all the other parties thereto, enforceable against such Persons in accordance with their terms, in each case, subject to the Enforceability Exceptions. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a material default or material breach on the part of Clearwater LLC or, to the Knowledge of Parent, any other parties thereto under the Debt Commitment Letter. Assuming the satisfaction or waiver of the conditions set forth in Section 7.01 and Section 7.02, as of the date hereof, Parent does not have any reason to believe that any of the conditions to the funding of the Debt Financing to be satisfied by Clearwater LLC will not be satisfied on a timely basis or that the Debt Financing will not be available to Clearwater LLC on the Closing Date in an amount sufficient, together with cash on hand of Parent and the Company, to pay the Required Amount. The non-redacted portion of the Debt Commitment Letter contains all of the conditions precedent and other conditions to the obligations of the parties thereunder to make the Debt Financing available to Parent (or its Affiliate party thereto) on the terms therein. As of the date hereof, other than as expressly set forth in the Debt Commitment Letter or the Debt Fee Letter, there are no side letters or other agreements to which Parent or any of its Affiliates is a party that would reasonably be expected to reduce the aggregate amount of any portion of the Debt Financing such that the aggregate amount of the Debt Financing, taken together with cash on hand of Parent and the Company, would be below the Required Amount or materially delay the funding thereof.

(d) In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of obligations of Parent, Acquirer, Merger Sub or Merger Sub II under this Agreement.

Section 5.11 Solvency. Assuming (a) the satisfaction or waiver of the conditions set forth in Section 7.01 and Section 7.02 (b) the accuracy of the representations and warranties of the Company contained in ARTICLE IV (disregarding any references to “Knowledge”, “Company Material Adverse Effect,” “materiality” or similar qualifiers), (c) compliance by the Company with the covenants applicable to the Company contained herein and (d) that the most recent financial forecasts of the Company and its Subsidiaries made available to Parent have been prepared in good faith based upon assumptions that were and continue to be reasonable immediately after giving effect to the transactions contemplated by this Agreement (including the Debt Financing), each of Parent, Acquirer, Merger Sub, Merger Sub II, the Surviving Corporation and their respective Subsidiaries will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated by this Agreement. No transfer of property is being made by Parent, Acquirer, Merger Sub, Merger Sub II, the Surviving Corporation or any their respective Subsidiaries (or is contemplated being made) and no obligation is being incurred (or is contemplated being incurred) by Parent, Acquirer, Merger Sub, Merger Sub II, the Surviving Corporation or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement (or any series of related transactions or any other transactions in close proximity with the transactions contemplated by this Agreement) with the intent to hinder, delay or defraud either present or future creditors of the Company, the Surviving Corporation, Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Subsidiaries. For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (x) the amount of the “fair saleable value” of the assets and property of such Person, in each case, will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (y) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (z) such Person will be able to pay its liabilities, including contingent (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability), subordinated and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent, subordinated and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.12 Absence of Certain Agreements. As of the date hereof, neither Parent, Acquirer, Merger Sub, Merger Sub II nor any of their respective Subsidiaries has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of the Company would be entitled to receive, in respect of any share of Company Common Stock, consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal, (ii) pursuant to which any equityholder of the Operating Company would be entitled to receive, in respect of any Common Unit, consideration of a different amount or nature than the Merger Consideration or (iii) pursuant to which any stockholder of the Company or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent, Acquirer, Merger Sub or Merger Sub II in connection with the transactions contemplated by this Agreement, in each case of clauses (i) and (ii), except for the Support Agreements and the TRA Amendment. As of the date hereof, except for the Support Agreements and the TRA Amendment, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Subsidiaries, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement or the operations of the Company or any of its Subsidiaries or, following the Effective Time, the Surviving Corporation or any of its Subsidiaries.

Section 5.13 Stock Ownership. None of Parent, Acquirer, Merger Sub or Merger Sub II owns any shares of capital stock of the Company or equity securities of the Operating Company. None of Parent, Acquirer, Merger Sub, Merger Sub II nor any of their respective Subsidiaries is an “interested stockholder” of the Company subject to the restrictions on “business combinations” under Section 203(a) of the DGCL (as such terms are defined in Section 203(c) of the DGCL).

Section 5.14 Brokers’ Fees. There is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement that the Company may be responsible for prior to the Closing.

Section 5.15 Foreign Person. None of Parent, Acquirer, Merger Sub, or Merger Sub II is a foreign person, as defined in 31 C.F.R. § 800.224, nor will the transactions contemplated by this Agreement result in foreign control (as defined in 31 C.F.R. § 800.208) of the Company or constitute direct or indirect investment in the Company by any foreign person that affords the foreign person with any of the access, rights, or involvement contemplated under 31 C.F.R. § 800.211(b).

Section 5.16 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2022, Parent has filed with or furnished to, as applicable, the SEC each report, statement, schedule, form or other document or filing required by Applicable Law to be filed or furnished by Parent at or prior to the time so required (the documents referred to in this Section 5.16(a), together with all exhibits and other information incorporated by reference therein and all amendments and supplements thereto, are collectively referred to as the “Parent SEC Documents”). No Subsidiary of Parent is required to file any report, statement, schedule, form or other document with the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder applicable to the Parent SEC Documents, as the case may be, each as in effect on the date that such Parent SEC Document was filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Parent SEC Document filed with or furnished pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date hereof, (i) there are no outstanding or unresolved comments in any comment letters received by Parent from the SEC and (ii) to the Knowledge of Parent, none of the Parent SEC Documents is the subject of any ongoing review by the SEC. As of the date hereof, to the Knowledge of Parent, there are no formal SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of Parent.

Section 5.17 Financial Statements; Internal Controls.

(a) The consolidated financial statements of Parent included in the Parent SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of certain information and footnotes), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal recurring adjustments in the case of any unaudited interim financial statements). Except as has been described in the Parent SEC Documents, there are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(b) of Regulation S-K promulgated by the SEC.

(b) Parent’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably designed and maintained to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures are being made only in accordance with authorizations of Parent’s management and directors, and (iii) any unauthorized use, acquisition or disposition of Parent’s assets that would materially affect Parent’s financial statements would be prevented or detected in a timely manner. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of Parent’s assessment of internal controls as of and for the year ended December 31, 2023.

(c) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed and maintained to ensure that (i) material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Parent required under the Exchange Act with respect to such reports.

(d) As of the date hereof, Parent is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes Oxley Act to the extent applicable to Parent. Since January 1, 2022, through the date hereof, Parent has complied in all material respects with the applicable listing and other rules and regulations of the NYSE.

Section 5.18 Absence of Certain Changes. Since February 29, 2024 through the date hereof, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.19 No Undisclosed Material Liabilities. There are no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, of Parent or any of its Subsidiaries that would be required by GAAP to be reflected on a consolidated balance sheet (or disclosed in the notes thereto), other than: (a) liabilities or obligations disclosed or otherwise reserved against in Parent’s consolidated balance sheet as of September 30, 2024 included in the Parent SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred in the ordinary course of business since September 30, 2024; (c) executory obligations arising under Contracts to which Parent or any of its Subsidiaries is a party (other than as a result of a breach thereof or default thereunder by Parent or any of its Subsidiaries); (d) liabilities or obligations incurred in connection with the transactions contemplated by this Agreement (including the Mergers); and (e) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.20 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of the Company in Section 4.27, no (a) Takeover Laws or (b) anti-takeover provision in the organizational documents of the Parent or any of its Subsidiaries applies or will apply with respect to this Agreement or the transactions contemplated hereby, including the Mergers. Parent is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement.

Section 5.21 Tax-Free Reorganization. Neither Parent nor any of its Subsidiaries has taken any action, or knows of any fact, agreement, plan or other circumstance, that could reasonably be expected to prevent the Corporate Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.22 Ownership and Tax Classification of Acquirer, Merger Sub, and Merger Sub II.

(a) Acquirer is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the Second Merger, as of the date hereof has engaged in no business activity other than in connection with entering into this Agreement, and as of the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement) will have engaged in no business activity other than those occurring in connection with the Second Merger or otherwise as provided in this Agreement. Parent is, and will be at the Effective Time and the Second Effective Time (if the Second Effective Time shall occur in accordance with the terms and conditions of this Agreement), the sole regarded owner of Acquirer for U.S. federal income tax purposes and is, and will be at the Effective Time and the Second Effective Time, in “control” of Acquirer as defined in Section 368(c) of the Code.

(b) Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purposes of engaging in the Mergers and has engaged in no business other than as contemplated by this Agreement. Merger Sub is, and will be at the Effective Time, treated as a transitory merger subsidiary for U.S. federal income tax purposes.

ARTICLE VI

COVENANTS

Section 6.01 Conduct of the Company.

(a) Except for matters (i) required, expressly permitted or expressly contemplated by this Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule, (iii) required by Applicable Law or

(iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and provided that the failure of Parent to respond to a request in writing for consent within five Business Days after receipt thereof shall be deemed to constitute consent), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course and use commercially reasonable efforts to preserve the present business operations, organization and goodwill of the Company and its Subsidiaries, including using commercially reasonable efforts to retain the services of key employees of the Company and its Subsidiaries and preserve their relationships with, and the goodwill of, clients, vendors, and other Persons with whom the Company or its Subsidiaries have a material business relationship; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters to the extent expressly permitted by any provision of Section 6.01(b) shall be deemed a breach of this Section 6.01(a) unless such action would constitute a breach of such other provision.

(b) Without limiting the generality of the foregoing, except for matters (i) required, expressly permitted or expressly contemplated by this Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule, (iii) required by Applicable Law or (iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and provided that the failure of Parent to respond to a request in writing for consent within five Business Days after receipt thereof shall be deemed to constitute consent), the Company shall not, and shall cause each of its Subsidiaries not to:

(i) amend (including by merger, consolidation or otherwise) the Company’s certificate of incorporation or by-laws or the Operating Agreement or the organizational or governing documents of any Subsidiary;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or equity interests, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent; (B) modify or repeal the terms of any shares of its capital stock or other equity or voting interest; or (C) pledge or encumber any shares of its capital stock or other equity or voting interest or cause or permit the same to be subjected to any other Lien;

(iii) (A) split, combine, adjust, subdivide or reclassify any capital stock or other equity interest or voting interest of the Company or any of its Subsidiaries, (B) except as otherwise provided in Section 6.01(b)(iv), issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or equity interests or voting interests of any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire any Company Securities, except for acquisitions of shares of Company Common Stock to satisfy Tax obligations with respect to Company Equity Awards or in connection with a cashless exercise of Company Stock Options, in each case, outstanding as of the date of this Agreement and in accordance with the terms thereof;

(iv) issue, deliver, sell, dispose or grant any Company Securities, other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or the settlement of Company RSUs or Company PSUs, in all cases, that are outstanding on the date hereof and in accordance with the applicable terms of the Company Stock Plan and such Company Equity Award, (B) grants or awards of Company Securities required to be made pursuant to the terms of Company Employee Plans in effect as of the date of this Agreement, (C) the issuance of shares of Company Common Stock pursuant to the ESPP in accordance with its terms, subject to the limitations in Section 2.06(f), or (D) the issuance of shares of Company Common Stock upon the settlement of exchanges of shares of Class B Common Stock and Common Units pursuant to Article XII of the Operating Agreement;

(v) amend or otherwise modify any of the terms of any outstanding Company Equity Awards;

(vi) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, merger, consolidation, division, statutory conversion or domestication, share exchange, business combination, reorganization or recapitalization of the Company or any of its Subsidiaries;

(vii) (A) increase or commit to increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the Company’s or any of its Subsidiaries’ current and former directors, officers, employees, or other non-employee service providers, except (x) as required to be made pursuant to the terms of any Company Employee Plan in effect on the date hereof or (y) pursuant to actions taken to effectuate the treatment of the Company Equity Awards and the ESPP pursuant to Section 2.06, including any amendments to the ESPP, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Employee Plan or any arrangement that would have been a Company Employee Plan had it been entered into prior to this Agreement (other than with respect to renewal of welfare benefit plans in the ordinary course of business), (C) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund in any other way to secure the payment, of compensation or benefits under any Company Employee Plan, (D) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Plan that is required by Applicable Law to be funded, except for any such changes that are required by GAAP (or, in the case of a Foreign Employee Plan, the applicable financial reporting standards) or (E) make any grants under the Company Stock Plan or grant or commit to grant any change in control, transaction, retention, severance or termination pay, or similar incentive to (or amend any such existing arrangement with) any current or former directors, officers, employees, or other non-employee service providers of the Company or its Subsidiaries;

(viii) hire, engage, or terminate (other than for cause) the employment/engagement of any employee or independent contractor with base salary (in the case of employees) or annual compensation (in the case of independent contractors) in excess of $200,000;

(ix) waive or release any restrictive covenant obligation of any current or former employee or independent contractor;

(x) (1) recognize or certify any labor union, labor organization, works council, group of employees, or similar entity as the bargaining representative for any employees of the Company or its Subsidiaries or (2) enter into, terminate, modify, negotiate, or enter into any Labor Agreement;

(xi) implement or announce any “plant closings”, “mass layoffs” or other action which would trigger the notice requirements pursuant to the WARN Act;

(xii) acquire any division, properties, business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, partnership, joint venture, share exchange, division, business combination or otherwise), other than one or more acquisitions in the ordinary course of business (i) of inventory, supplies, Intellectual Property assets, raw materials, equipment or similar assets, or (ii) that, individually or in the aggregate, involve a purchase price of not more than $750,000 individually or $3,500,000 in the aggregate;

(xiii) sell, assign, lease, license, abandon, allow to lapse or expire pledge, transfer, subject to any Lien or otherwise dispose of Company Leased Real Property or Company Owned Intellectual Property, including granting to any Person any rights under or with respect to any Company Owned Intellectual Property or any material assets or material properties of the Company or its Subsidiaries except (i) pursuant to Contracts or commitments existing as of the date hereof, (ii) non-exclusive licenses of Company Intellectual Property to customers, contractors, and other partners or suppliers of the Company and its Subsidiaries in the ordinary course of business, (iii) sales of inventory or used equipment in the ordinary course of business, (iv) Permitted Liens, or (v) non-material Company Owned Intellectual Property or Domain Names included in the Company Licensed Intellectual Property that the Company or any of its Subsidiaries has permitted to expire or has canceled or abandoned in its reasonable business judgment;

(xiv) change any of the accounting methods used by the Company materially affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company’s reports filed with the SEC prior to the date hereof;

(xv) make (other than Tax elections made in the ordinary course), change, or revoke any material Tax election, change or adopt any Tax accounting period or method, file any material amended Company

Return, fail to pay Taxes when due and payable (including estimated Tax payments), enter into any closing agreement, settle or compromise any audit or other proceeding with respect to any Tax claim or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, request any ruling with respect to Taxes, consent to any extension or waiver of the limitation period applicable to any Taxes, or enter into a voluntary disclosure or similar agreement;

(xvi) except for borrowings under the Company’s Company Credit Agreement and except for intercompany loans solely between the Company and any of its wholly-owned Subsidiaries or between any wholly-owned Subsidiaries of the Company, in each case, made in the ordinary course of business, incur, assume, guarantee or otherwise become liable for additional indebtedness for borrowed money or issue or sell debt securities or warrants or other rights to acquire any debt securities, or assume, guarantee or endorse any indebtedness for borrowed money of any Person (other than a wholly-owned Subsidiary of the Company) in excess of $1,000,000 individually or $3,500,000 in the aggregate;

(xvii) (A) enter into any Contract that would have been a Material Contract if it had been entered into prior to the date of this Agreement, (B) renew or extend any Material Contract (or any Contract described by clause (A)), other than renewals or extensions of any expiring contracts without material adverse changes of terms with respect to the Company or its Subsidiaries (it being understood that ordinary-course, non-material changes to monetary expenditures under any such contracts shall not be deemed to be a material adverse change of terms for this purpose) or (C) modify or amend in any material respect or terminate (other than any Material Contract (or Contract described by clause (A)) that has expired in accordance with its terms) any Material Contract (or Contract described by clause (A)) or waive any material right, claim, remedy or default under any Material Contract (or Contract described by clause (A)) except, in each case of clauses (A), (B) and (C), in the ordinary course of business;

(xviii) settle, release, waive or compromise any pending or threatened Proceeding for an amount (net of insurance proceeds) in excess of $625,000 individually or $2,500,000 in the aggregate (other than settlements of any Proceedings for an amount not in excess of the amount, if any, reflected or reserved in the balance sheet (or the notes thereto) of the Company), in each case, that do not involve (A) the imposition of any restrictions on the business or operations of the Company or any of its Subsidiaries (or, following the Closing, Parent or any of its Subsidiaries) and (B) any criminal liability, any admission of wrongdoing or any wrongful conduct by the Company or any of its Subsidiaries;

(xix) make or forgive any loans, advances or capital contributions to, any other Person, except for (i) advances to directors, officers and other employees for travel and other business- related expenses, in each case, in the ordinary course of business and (ii) loans, advances or capital contributions to, any direct or indirect wholly owned Subsidiaries of the Company in the ordinary course of business;

(xx) make any capital expenditures in excess of $1,000,000 (other than the capitalization of software development incurred in the ordinary course of business);

(xxi) adopt a rights plan, “poison pill” or similar arrangement that is, or at the Effective Time will be, applicable to this Agreement, the Mergers or the other transactions contemplated hereby;

(xxii) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(xxiii) (A) amend the terms of the Tax Receivable Agreement or the TRA Amendment, or (B) make any payment to any TRA Holder (as defined in the Tax Receivable Agreement) under the Tax Receivable Agreement, in each case of clauses (A) and (B), except as set forth in the TRA Amendment; or

(xxiv) authorize, commit or agree to take any of the foregoing actions.

(c) Notwithstanding the foregoing, nothing contained in this Agreement shall give to Parent, Acquirer, Merger Sub or Merger Sub II, directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time.

Section 6.02 Acquisition Proposals.

(a) Subject to Section 6.03(b) and Section 6.03(c) and except as expressly permitted by this Section 6.02, from the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.01, beginning on the date hereof:

(i) the Company shall not and shall cause each of its Subsidiaries not to, nor shall the Company authorize or permit any of its Representatives or any of its Subsidiaries’ Representatives to and it shall direct its Representatives and its Subsidiaries’ Representatives not to, directly or indirectly (other than with respect to Parent, Acquirer, Merger Sub and Merger Sub II), (A) solicit, assist, initiate, propose, induce the making, submission or announcement of or otherwise knowingly encourage or facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal, (B) authorize, engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding any inquiries, proposals or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal, (C) furnish to any Third Party any information or provide to any Third Party access to the businesses, properties, assets, books, records or personnel of the Company or any of its Subsidiaries, in each case for the purpose of encouraging or facilitating any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal, (D) approve, endorse or recommend an Acquisition Proposal, or publicly propose to accept, approve, endorse or recommend any publicly announced Acquisition Proposal, (E) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, or other similar Contract (other than an Acceptable Confidentiality Agreement, or such other permitted confidentiality agreement pursuant to this Section 6.02) with respect to an Acquisition Proposal; or (F) propose, resolve, authorize, agree or commit to do any of the foregoing; and

(ii) the Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, promptly after the execution and delivery of this Agreement: (A) in any event within 24 hours of the execution and delivery of this Agreement, cease and terminate any existing discussions, communications or negotiations with any Third Party, theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal and terminate all access of any Third Party to any physical or electronic data room (or other diligence access) maintained by the Company or its Representatives and (B) in any event within three Business Days after the execution and delivery of this Agreement, distribute written demand for the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Third Party other than the Parent Related Parties and their Representatives (including prior to the date of this Agreement) in accordance with the terms of the confidentiality agreement with such Third Party.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time on or after the date hereof, but prior to obtaining the Stockholder Approval, (i) the Company receives a written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not result from a material breach of this Section 6.02 or Section 6.03 and (iii) the Special Committee determines in good faith, after consultation with a Special Committee Financial Advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and that the failure to take the actions contemplated by the following clauses (A) or (B) would be inconsistent with the Special Committee’s fiduciary duties under applicable Law, then the Company or the Special Committee, directly or indirectly through one or more of their Representatives, may, subject to applicable Law, (A) furnish information and data with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal and afford such Third Party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations (including by entering into an Acceptable Confidentiality Agreement with such Third Party for the purpose of receiving non-public information relating to such Third Party); provided, however, that the Company (1) will not, and will cause its Subsidiaries not to and shall not permit its or their Representatives to and shall direct its and their Representatives not to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement and (2) will provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such Third Party, which was not previously provided to Parent, substantially concurrently with such time it is provided to such Third Party. Notwithstanding anything to the contrary contained in this Agreement, the Company or the Special Committee, directly or indirectly through one or more of their Representatives, may (x) following the receipt of an Acquisition Proposal from a Third Party, contact such Third Party solely in order to clarify and understand the terms and conditions of an Acquisition Proposal made by such Third Party in order to permit the Special Committee to determine whether such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (y) direct any Persons to this Agreement, including the specific provisions of this Section 6.02.

(c) From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) notify Parent of the Company’s receipt of any Acquisition Proposal and the identity of the Person making such Acquisition Proposal. The Company shall thereafter keep Parent reasonably informed on a prompt basis (and in any event within 24 hours) of the status of any material developments regarding any such Acquisition Proposal, and promptly provide Parent with copies of all documentation (as well as written summaries of any material oral communications relating to the terms and conditions of such Acquisition Proposal) received by the Company and its Subsidiaries and their Representatives relating to such Acquisition Proposal (and in any event within 24 hours of receipt thereof). For the avoidance of doubt, all information provided to Parent pursuant to this Section 6.02 will be subject to the terms of the Confidentiality Agreement.

(d) The Company agrees that any action or failure to take any action by any director, officer or other Representative of the Company or any of its Subsidiaries which would constitute a breach of this Section 6.02 or Section 6.03 if taken or not taken by the Company or its Subsidiaries will be deemed to be a breach of this Section 6.02 or Section 6.03 by the Company. The Company will not authorize, direct or knowingly permit any director, officer or other Representative of the Company or its Subsidiaries to breach this Section 6.02 or Section 6.03, and upon becoming aware of any breach or threatened breach of this Section 6.02 or Section 6.03 by a director, officer or Representative of the Company or its Subsidiaries, the Company shall use its reasonable best efforts to stop such breach or threatened breach.

Section 6.03 Company Recommendation.

(a) Subject to Section 6.03(b) and Section 6.03(c), neither the Company Board nor any committee thereof (including the Special Committee) shall (i) fail to make, withhold, withdraw, amend or qualify, or publicly propose to withhold, withdraw, amend or qualify, the Company Recommendation, (ii) authorize, adopt, approve, endorse or recommend, or publicly propose to authorize, adopt, approve, endorse or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any Third Party tender offer or exchange offer for the shares of Company Common Stock within 10 Business Days after commencement (within the meaning of Rule 14d- 2 under the Exchange Act) of such offer (or if the Stockholder Meeting is scheduled to be held within 10 Business Days from the date of such commencement, promptly and in any event prior to the date that is one Business Day before the date on which the Stockholder Meeting is scheduled to be held), (iv) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, or cause or permit the Company or any Subsidiary of the Company to execute or enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, or other similar agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement, or such other permitted confidentiality agreement, pursuant to Section 6.02), (v) fail to publicly reaffirm the Company Recommendation within five Business Days after Parent so requests in writing (or, if the Stockholders Meeting is scheduled to be held within five Business Days of such request, within one Business Day after such request and, in any event, prior to the date of the Stockholders Meeting); provided that Parent may make such a request no more than one time per Acquisition Proposal (it being understood and agreed that if such Acquisition Proposal is amended or modified, Parent may make such an additional request pursuant to this clause (v) with respect to such amended or modified Acquisition Proposal), (vi) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus or (vii) resolve or publicly propose to take any action described in the foregoing clauses (i) through (vi) (each of the foregoing actions described in clauses (i) through (vii) being referred to as an “Adverse Recommendation Change”).

(b) Notwithstanding anything in this Agreement to the contrary, including Section 6.03(a), at any time prior to obtaining the Stockholder Approval, the Special Committee may, if it determines in good faith (after consultation with a Special Committee Financial Advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under Applicable Law, (A) make an Adverse Recommendation Change in response to either (1) a Superior Proposal or (2) an Intervening Event and/or (B) in the case of a Superior Proposal, cause the Company to validly terminate this Agreement pursuant to Section 8.01(h) and authorize the Company to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal, subject in each case to prior compliance with the terms of paragraph (i) or (ii) below, as applicable.

(i) In the case of a Superior Proposal, (x) no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made and (y) no termination of this Agreement pursuant to Section 8.01(h) may be made:

(A) until after the fifth Business Day following written notice from the Company advising Parent that the Company Board or any committee thereof, intends to make an Adverse Recommendation Change and/or validly terminate this Agreement pursuant to Section 8.01(h) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including the material terms and conditions of, and the identity of the Third Party making, such Superior Proposal, and a copy of any other relevant transaction documents as well as written summaries of any material oral communications relating to the terms and conditions of such Superior Proposal (it being understood and agreed that any amendment, modification or change to the financial terms or any material amendments, modification or change to any other term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of three Business Days, and compliance with this Section 6.03(b) with respect to such new notice);

(B) unless during such five-Business Day period (or three-Business Day period following an amended, modified or changed proposal), the Company shall, and shall make its Representatives available to, to the extent requested by Parent, discuss and negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board or the Special Committee, to maintain the Company Recommendation and not make an Adverse Recommendation Change or validly terminate this Agreement; and

(C) no earlier than the end of such five-Business Day period (or three-Business Day period following an amended, modified or changed proposal), the Special Committee determines in good faith, after consultation with a Special Committee Financial Advisor and outside legal counsel, after considering any amendments to the terms and conditions of this Agreement proposed by Parent in a binding written offer irrevocably made by Parent during such five-Business Day period (or three-Business Day period following an amended, modified or changed proposal), that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law and that such Acquisition Proposal continues to constitute a Superior Proposal.

(ii) In the case of an Intervening Event, no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made:

(A) until after the fifth Business Day following written notice from the Company advising Parent that the Company Board or the Special Committee intends to take such action and specifying the material facts underlying the determination by the Company Board or the Special Committee that an Intervening Event has occurred, and the reason for the Adverse Recommendation Change, in reasonable detail;

(B) unless during such five-Business Day period, the Company shall, and shall make its Representatives available to, to the extent requested by Parent, discuss and negotiate with Parent in good faith to enable Parent to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change; and

(C) unless, prior to the expiration of such five-Business Day period, the Special Committee determines in good faith, taking into consideration any amendments to this Agreement proposed in writing by Parent (after consultation with a Special Committee Financial Advisor and outside legal counsel), that the failure to effect an Adverse Recommendation Change would still be inconsistent with its fiduciary duties under Applicable Law.

(c) Nothing contained in Section 6.02 or this Section 6.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, the Company Board or any committee thereof determines in good faith, after consultation with outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under Applicable Law or any disclosure requirements under Applicable Law, or (iii) making any disclosure that constitutes a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d- 9(f) promulgated under the Exchange Act, in each case, so long as any such disclosure complies with the terms and conditions set forth in Section 6.02 and this Section 6.03 and does not include any statement that constitutes an Adverse Recommendation Change (it being understood that a customary “stop, look and listen” communication by the Company Board or any committee thereof pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not, in and of itself, constitute an Adverse Recommendation Change). For the avoidance of doubt, nothing in this Section 6.03(c) will (A) limit or otherwise affect the obligations of the Company or the Special Committee and the rights of Parent under Section 6.02 or this Section 6.03 or (B) be deemed to permit the Special Committee to make an Adverse Recommendation Change except to the extent expressly permitted by Section 6.03(b).

Section 6.04 Approval of Merger Agreement.

(a) Promptly following the effectiveness of the Form S-4 under the Securities Act, the Company shall, in accordance with Applicable Law and the Company’s governing documents, duly set a record date for, call, give notice of, convene and hold a special meeting of the Company’s stockholders (including any adjournments and postponements thereof, the “Stockholder Meeting”), within 30 days of mailing the definitive Joint Proxy Statement/Prospectus, for the purpose of considering and taking action upon the matters requiring Stockholder Approval; provided that notwithstanding anything else to the contrary herein, the Company may postpone or adjourn the Stockholder Meeting (i) if there would be insufficient shares represented to constitute a quorum necessary for the conduct of business or to obtain the Stockholder Approval, (ii) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iii) if the Company is required to postpone or adjourn the Stockholder Meeting by applicable Law or a request from the SEC or its staff or (iv) in order to give the Company’s stockholders sufficient time to evaluate any necessary supplement, amendment, information or disclosure that the Company has sent or otherwise made available to the holders of shares of Company Common Stock if determines that, the Company Board or any committee thereof, such adjournment or postponement is consistent with its fiduciary duties under Applicable Law; provided that in the case of the foregoing clause (i) and clause (iv), such postponement or adjournment shall not be for more than 20 Business Days in the aggregate past the originally scheduled date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall use its reasonable best efforts to (A) mail or cause the definitive Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders promptly following the filing thereof with the SEC and confirmation from the SEC that the Form S-4 has been declared effective under the Securities Act and that it will not review, or that it has completed its review of, the Joint Proxy Statement/Prospectus, (B) solicit from the Company’s stockholders proxies in favor of the adoption of this Agreement, and (C) take all other action necessary or advisable to secure Stockholder Approval or any other vote of the holders of shares of Company Common Stock required by Applicable Law to effect the Mergers.

(b) Promptly after the execution of this Agreement (and in any event within 20 Business Days thereof), (i) the Company and Parent shall jointly prepare a registration statement on Form S-4 (the “Form S-4”) in connection with the issuance of Parent Class A Common Stock as Merger Consideration, which shall include a joint proxy statement/prospectus (such joint proxy statement/prospectus, as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) in preliminary form and Parent shall file the Form S-4 with the SEC; and (ii) the Company and Parent shall jointly prepare and the Company shall file with the SEC the Joint Proxy Statement/Prospectus. Each of the Company and Parent shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement. The Company and Parent shall cooperate with each other in connection with the preparation and filing of the foregoing, including to cause their respective Affiliates and advisors, as applicable, to cooperate with the preparation and filing of the foregoing, including promptly furnishing to the other party in writing upon request any and all information relating to the Company or Parent, as applicable, and their respective Affiliates as may be required, or otherwise reasonably requested by the Company or Parent, as applicable, to be set forth in the Form S-4 or the Joint Proxy Statement/Prospectus under Applicable Law. The Company and Parent shall cooperate with each other and use reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Form S-4 and the Joint Proxy Statement/Prospectus. The Company and Parent shall notify the other party promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Form S-4 or the Joint Proxy Statement/Prospectus and shall supply the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Form S-4 or the Joint Proxy Statement/Prospectus. The Company and Parent shall cooperate and provide the other party and its counsel with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus or any written communications with the SEC or its staff with respect thereto prior to filing or submitting such with the SEC. No filing of, or amendment or supplement to, the Form S-4, or any written communication with the SEC or its staff with respect thereto, will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement/Prospectus, or any written communication with the SEC or its staff with respect thereto, will be made by Parent or the Company, in each case without providing the other and its counsel with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon if reasonably practicable; provided, that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus, this right of review and comment shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity or the transactions contemplated by this Agreement; and provided, further, that this review and comment right shall not apply with respect to information relating to an Adverse Recommendation Change. Each party shall advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, of the time when any supplement or amendment to the Form S-4 has been filed, of the issuance of any stop order with respect to the Form S-4, or of any request by the SEC for amendment of the Form S-4 or the Joint Proxy Statement/Prospectus or comments on the Form S-4 or the Joint Proxy Statement/Prospectus and responses thereto or requests by the SEC for additional information relating thereto.

(c) Each of Parent, Acquirer, Merger Sub, Merger Sub II and the Company further agrees that all information supplied by such party (or such party’s Affiliates) for inclusion or incorporation by reference in the Form S-4 and the Joint Proxy Statement/Prospectus in connection with the Merger (i) will not, with regards to the Joint Proxy Statement/Prospectus, on the date it is first mailed to stockholders of the Company and at the time of the Stockholder Meeting, and with regards to the Form S-4, on the date that it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the NYSE. Notwithstanding the foregoing, the Company on the one hand, and Parent, Acquirer, Merger Sub and Merger Sub II on the other hand, each assumes no responsibility with respect to information supplied by or on behalf of, respectively, Parent, Acquirer, Merger Sub, Merger Sub II or their respective Affiliates, or the Company or its Affiliates, for inclusion or incorporation by reference in the Form S-4 and the Joint Proxy Statement/Prospectus. If at any time prior to the Effective Time, any information relating to the Company, Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent, Acquirer, Merger Sub or Merger Sub II, on the other hand, that should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus, as the case may be, so that such filing would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate party and, to the extent required by applicable law or the SEC or its staff, disseminated to the holders of shares of Company Common Stock.

Section 6.05 Access to Information. Subject to Applicable Law and applicable contractual restrictions entered into prior to the date of this Agreement, and solely for purposes of furthering the transactions contemplated by this Agreement or transition or integration planning related thereto, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and Parent’s other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, Contracts, records and personnel (it being understood and agreed that the preparation of any financial statements of the Company shall be governed by Section 6.18 and not this Section 6.05). The foregoing shall not require the Company or its Subsidiaries (a) to provide access to or otherwise make available or furnish any books, Contracts or records to the extent such access would constitute a violation of a confidentiality, non- disclosure or other similar agreement in effect as of the date hereof, (b) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information would in the good faith judgment of the Company based on advice of outside counsel jeopardize any attorney-client, work product or other legal privilege or protection, (c) to provide access to the extent that such access would jeopardize the health and safety of any employee of the Company or its Subsidiaries, (d) to provide access to or otherwise make available or furnish any information relating to the process conducted by the Special Committee that led to the execution of this Agreement or (e) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information could in the judgment of the Company based on advice of counsel violate any Applicable Law; provided, that the Company and its Subsidiaries shall use reasonable best efforts to make appropriate substitute arrangements for access by Parent and its authorized Representatives in a manner that does not result in the issues described in the foregoing clauses (a) through (e). Except in the ordinary course of business of Parent, Acquirer, Merger Sub or their respective Affiliates and unrelated to the transactions contemplated hereby, Parent, Acquirer, Merger Sub and Merger Sub II shall not, and shall cause their respective Representatives not to, contact any employee of the Company not directly involved in the negotiation of the transactions contemplated by this Agreement or any customer, technology or other partner, vendor or supplier of the Company in connection with the Mergers or any of the other transactions contemplated by this Agreement, without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), and Parent, Acquirer, Merger Sub and Merger Sub II acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company. All requests for information made pursuant to this Section 6.05 shall be directed to the Chief Legal Officer or other Person designated by the Company. All such information shall be deemed Evaluation Material (as defined in the applicable Confidentiality Agreement) under and be governed by the terms of the applicable Confidentiality Agreement.

Section 6.06 Employee Matters.

(a) For a period of not less than 12 months after the Closing Date, Parent shall provide each employee of the Company or its Subsidiaries immediately before the Effective Time for so long as such person continues employment with Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation

following the Closing Date (each a “Continuing Employee”) with (i) (A) base salary or base hourly rate, as applicable and (B) target cash incentive compensation opportunities (including commissions, but excluding retention, long-term incentive compensation, change in control, transaction or other one-time or special bonus opportunities and equity or equity-based incentive compensation), in each case, in an amount that is no less favorable than that was provided to each such Continuing Employee immediately prior to the Closing Date and (ii) employee benefits (including severance benefits that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements set forth in Section 6.06(a) of the Company Disclosure Schedule, defined contribution retirement, health and welfare, vacation and sick or other paid leave and remote working options, but excluding defined benefit pension, equity or equity-based, nonqualified deferred compensation, change in control, retention or retiree health or welfare) that are either, in Parent’s discretion, (A) substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Closing Date or (B) no less favorable in the aggregate than those provided to similarly situated employees of Parent or any Subsidiary of Parent, in each case, subject to the same exclusions.

(b) From and after the Closing Date, Parent shall use reasonable best efforts to cause the service of each Continuing Employee to be recognized for purposes of eligibility to participate, levels of benefits and vesting under each compensation, severance, retirement, vacation, paid time off, fringe or other welfare benefit plan, program or arrangement of Parent, the Surviving Corporation or any of their Subsidiaries, but not including any equity compensation plans, programs, agreements or arrangements (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company Employee Plan immediately prior to the Closing Date; provided, that in no event shall service be credited under this Section 6.06(b) (i) to the extent such credit would result in a duplication of benefits or (ii) for purposes of any Parent Benefit Plan that is a defined benefit pension plan, a frozen plan or that provides benefits to a grandfathered population. Parent shall assume any and all vacation and paid time off balances of Continuing Employees, and shall assume all costs and notice obligations incurred in connection with terminations of non-Continuing Employees.

(c) From and after the Closing Date, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA providing group health benefits in which any Continuing Employee is or becomes eligible to participate in the year in which the Closing Date occurs, Parent shall use reasonable best efforts to cause each such Parent Benefit Plan to (i) waive all limitations as to pre-existing and at-work conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Benefit Plan; provided, however, that for purposes of clarity, to the extent such benefit coverage includes eligibility conditions based on periods of employment, Section 6.06(b) shall control; and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Parent Benefit Plan in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for the applicable calendar year.

(d) Prior to the Effective Time, if requested by Parent in writing no later than 10 Business Days prior to the Effective Time, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to properly terminate each 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, the form of such termination documents shall be subject to the reasonable approval of Parent. To the extent the Company 401(k) Plans are properly terminated pursuant to Parent’s request, the Continuing Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Affiliates on, or as soon as administratively practicable following, the Closing Date, and such Continuing Employees shall be entitled to effect a direct rollover in cash of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code) and any outstanding loan balances to such Parent Benefit Plan.

(e) Prior to making any written or oral communications intended for broad-based or general distributions to Continuing Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication (or, for oral communications, a written summary of the intended talking points), Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(f) Nothing in this Section 6.06 or otherwise contained in this Agreement shall be deemed to: (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective Subsidiaries to terminate the employment of any Continuing Employee; (ii) amend or establish any Parent Benefit Plan or Company Employee Plan; (iii) require Parent, the Surviving Corporation or any of their Affiliates to continue or amend any particular benefit or compensation plan before or after the consummation of the transactions contemplated in this Agreement, and any such plan may be amended or terminated in accordance with its terms and Applicable Law or (iv) create a third party rights in any current or former employee or other service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 6.07 State Takeover Laws. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Applicable Law becomes or is deemed to be applicable to the Company, Parent, Acquirer, Merger Sub, Merger Sub II, the Mergers or any other transaction contemplated by this Agreement, then the Company Board shall grant such approvals and take all such actions as are necessary or advisable so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to render such anti-takeover Applicable Law inapplicable to the foregoing.

Section 6.08 Obligations of Acquirer, Merger Sub and Merger Sub II. Parent shall cause each of Acquirer, Merger Sub and Merger Sub II to perform its obligations under this Agreement and to consummate the Mergers and the other transactions contemplated hereby on the terms and conditions set forth in this Agreement. Without limiting the foregoing, immediately after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Acquirer and Merger Sub, and Clearwater Analytics, LLC, in its capacity as the sole member of Merger Sub II, shall execute and deliver to Acquirer, Merger Sub, Merger Sub II and the Company a written consent adopting this Agreement in accordance with the DGCL or the DLLCA, as applicable.

Section 6.09 Director and Officer Liability.

(a) For six years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts, errors or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s and the Company’s Subsidiaries’ officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.09(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. At its election, Parent may require the Company to satisfy the provisions of the immediately preceding sentence by requesting the Company to obtain prepaid “tail” or “runoff” policies prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from acts, errors or omissions that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement. The Company (with the prior written consent of Parent) may also purchase prepaid “tail” or “runoff” policies for any other “claims-made” liability insurance coverage, including employment practices liability, professional liability and cyber and data security liability coverages; provided. that such premiums for such insurance do not exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof with respect to each such coverage. If any such prepaid policies described in this Section 6.09(a) have been obtained by the Company (with the prior written consent of Parent) prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) From and after the Effective Time, the Surviving Corporation shall: (i) indemnify (including advancement of expenses within five Business Days of receipt by the Surviving Corporation of a bona fide request therefor) and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company (each an “Indemnified Party”) for all reasonable, documented and documented costs and expenses (including fees and expenses of legal counsel; provided, that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or incurred by such Indemnified Party in connection with or arising out of any action, suit or other Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) by reason of the fact that such Indemnified Party is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee, agent, trustee or fiduciary of any Subsidiary of the Company or another Person, in each case, at or before the Effective Time, whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under Applicable Law and to the extent such Indemnified Party is entitled to indemnification from the Company on the date hereof pursuant to the organizational documents of the Company or any indemnification agreement in effect as of the date hereof; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date hereof between the Company and any Indemnified Party that is set forth in Section 6.09 of the Company Disclosure Schedule; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the certificate of incorporation or by-laws of the Company as in effect on the date hereof. The Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause the organizational documents of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to those subject to those provisions as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of the Company as of the date hereof.

(d) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 6.09.

(e) The provisions of this Section 6.09 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or by-laws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.09 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by Applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 6.09).

Section 6.10 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof and, other than in the case of clause (iv) below, in no event later than the End Date, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any), (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, Third Parties (provided, that the Company shall not be obligated to make any payment or commercial concession to any Third Party, or incur any liability, as a condition to (or in connection with) obtaining any such consent or waiver, unless such payment, concession or liability is requested by Parent and is conditioned and effective only upon the Closing), (iii) the execution and delivery of any additional instruments necessary to consummate the Mergers and to fully carry out the purposes of this Agreement and (iv) the preparation and timely filing of any reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, including the filing of a Current Report on Form 8-K by Parent following the consummation of the Mergers to include financial statements of the Company and other financial information (including pro forma financial information) in compliance with Regulation S-X promulgated by the SEC.

(b) In furtherance and not in limitation of the foregoing, each of the Company (and its Affiliates, if applicable) and Parent (and its Affiliates, if applicable) shall: (i) promptly, but in no event later than 10 Business Days after the date hereof (or in the event that the relevant Governmental Authority has suspended its acceptance of filings under the HSR Act for any reason, five Business Days after the Governmental Authority resumes normal operating procedures), file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Mergers and the other transactions contemplated by this Agreement; provided. that if there are any changes in the applicable regulations under the HSR Act between the date hereof and the date of filing pursuant to the HSR Act, then the Company and Parent shall use reasonable best efforts to file or cause to be filed any and all required notification and report forms under the HSR Act as promptly as commercially practicable thereafter; (ii) as promptly as reasonably practicable, but in no event later than 20 Business Days after the date hereof, make all filings necessary to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and shall cause the expiration or termination of any applicable waiting periods, as may be required under the Antitrust Laws or Foreign Investment Laws of the jurisdictions set forth on Section 6.10(b) of the Company Disclosure Schedule (to the extent required or advisable); and (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the U.S. Department of Justice (the “DOJ”) or the Federal Trade Commission (the “FTC”) under the HSR Act or by any other Governmental Authority under applicable Antitrust Laws or Foreign Investment Laws in connection with the Mergers and the other transactions contemplated by this Agreement, as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period. Parent shall pay all filing fees under the HSR Act and other applicable Antitrust Laws or Foreign Investment Laws, and the Company shall not be required to pay any filing fees to any Governmental Authority in connection with any filings under the HSR Act or such other filings as may be required under applicable Antitrust Laws, in connection with the Mergers or the other transactions contemplated by this Agreement.

(c) Without limiting the generality of anything contained in this Section 6.10, each party hereto shall use reasonable best efforts to: (i) give the other parties prompt notice of the making or commencement of any substantive request, inquiry or Proceeding by any Governmental Authority with respect to the Mergers and the other transactions contemplated by this Agreement; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry or Proceeding; (iii) promptly inform the other parties of any substantive communication to or from the FTC, DOJ or any other Governmental Authority to the extent regarding the Mergers and the other transactions contemplated by this Agreement, or regarding any such request, inquiry or Proceeding, and provide a copy of all substantive written communications; and (iv) in the case of Parent, pull and re-file any notice under the HSR Act only after consulting in good faith with and the consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Subject to Applicable Law, in advance and to the extent practicable, each of Parent or the Company, as the case may be, will consult the other on all the material information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement and shall consider in good faith all comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that either party may limit access to information solely to those individuals acting as outside antitrust counsel for the other parties (provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party) and that neither party shall be required to provide the other party or their counsel access to its filing(s) contemplated in Section 6.10(b). In addition, except as may be prohibited by any Governmental Authority or by any Applicable Law, in connection with any such request, inquiry or Proceeding in respect of the Mergers and the other transactions contemplated by this Agreement, each party hereto will permit authorized Representatives of the other party to be present at each substantive meeting or conference relating to such request, inquiry or Proceeding and to have access to and be consulted in connection with any substantive document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry or Proceeding. Any disclosures, rights to participate or provisions of information by one party to the other under this Section 6.10(c) may be made on a counsel-only basis and redacted for legal privilege to the extent required under applicable Law or to remove references concerning the valuation of the Company or confidential competitively sensitive business information of the Company.

(d) In furtherance and not in limitation of the foregoing, Parent agrees to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the Antitrust Laws that may be required by any Governmental Authority, so as to enable the parties hereto to consummate the Mergers and the other transactions contemplated by this Agreement as soon as practicable (and in any event no later than the End Date), including (i) committing to or effecting, by consent decree, hold separate order, trust, or otherwise, the sale, divestiture, license, transfer, assignment or other disposition of assets or businesses of the Company or its Subsidiaries and controlled Affiliates, (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, licenses, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of the Company or its Subsidiaries and controlled Affiliates and (iii) creating or consenting to create or enter into any agreements, licenses, collaborations, relationships, ventures, contractual rights, obligations, behavioral undertakings or other arrangements (and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an Order or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets, by consenting to such action by the Company; provided, however, that any such action must be conditioned upon consummation of the Mergers and the other transactions contemplated by this Agreement) (each action contemplated by clauses (i) through (iii) a “Specified Action”); provided, further, that notwithstanding anything to the contrary in this Agreement (including pursuant to this Section 6.10(d)), none of Parent, Acquirer, Merger Sub, Merger Sub II or any other Affiliate of Parent shall be required to take any actions (including any Specified Actions) or propose, negotiate, offer to commit or agree to any restrictions, conditions, restraints or concessions (including any Specified Actions) that would result in a Burdensome Condition, and none of the Company or any of its Subsidiaries shall take any actions (including any Specified Actions) or propose, negotiate, offer to commit or agree to any restrictions, conditions, restraints or concessions (including any Specified Actions) that would result in a Burdensome Condition without the prior written consent of Parent. Parent and the Company shall cooperate in good faith in any proposal, negotiation, or offer to commit and to effect, by consent decree, hold separate order or otherwise, any and all Specified Actions (other than any Specified Action that would result in the imposition of a Burdensome Condition) as may be required to resolve any Governmental Authority’s objections to the Mergers and the other transactions contemplated by this Agreement.

(e) Subject to Section 6.10(d), in the event that any Proceeding is commenced challenging the Mergers and the other transactions contemplated by this Agreement and such Proceeding seeks, or would reasonably be expected to seek, to prevent consummation of the Mergers and the other transactions contemplated by this Agreement, each of the Company, Parent, Acquirer, Merger Sub and Merger Sub II shall use reasonable best efforts to cooperate with each other to contest any such Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Mergers and the other transactions contemplated by this Agreement, which reasonable best efforts shall not, for the avoidance of doubt, include proposing, negotiating, offering to commit or agreeing to commit any Specified Action that would result in a Burdensome Condition.

(f) None of Parent, Acquirer, Merger Sub or Merger Sub II shall, nor shall they permit any of their respective Subsidiaries or controlled Affiliates to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to (x) impose any material delay in the obtaining of, or materially increase the risk of not obtaining any applicable clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization, (y) materially increase the risk of any Governmental Authority entering an Order prohibiting the transactions contemplated by this Agreement, or (z) materially delay the consummation of the transactions contemplated by this Agreement to a date after the End Date.

(g) Parent and the Company shall jointly (i) direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by, and in connection with all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law and (ii) control the defense and settlement of any Proceeding brought by or before any Governmental Authority that has authority to enforce any Antitrust Law; provided that, in the event of a dispute regarding the appropriate course of action regarding the foregoing or any matter contemplated by this Section 6.10, Parent shall be entitled to make the final determination after considering in good faith the view of the Company.

Section 6.11 Transaction Litigation. The Company shall as promptly as reasonably practicable notify Parent in writing of, and shall give Parent a reasonable opportunity to participate in the defense and settlement of, any Transaction Litigation. For purposes of this Section 6.11, “participate” means that the Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation, including by providing Parent copies of all documents relating to or arising out of any such Transaction Litigation, including all correspondence among the parties or other participants thereto (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith. Without otherwise limiting or expanding the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP, Dechert LLP or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any Transaction Litigation. Notwithstanding anything to the contrary herein, the Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12 Public Announcements. The initial press release relating to the execution of this Agreement shall be in a form agreed by the Company and Parent, and thereafter Parent and the Company shall communicate, cooperate and consult with each other before issuing any press release or making any other public announcements, or scheduling a press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or make any such other public announcement without the prior written consent of the other party, which shall not be unreasonably withheld, conditioned or delayed, except as such release or announcement may be required by Applicable Law or any listing agreement under which or rule of any national securities exchange or association upon which the securities of the Company or Parent are listed, in which case the party required to make the release or announcement shall use reasonable best efforts to consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance; provided, however, that notwithstanding the foregoing and for the avoidance of doubt, neither the Company nor Parent shall be required to consult with each other before (A) issuing any press release or making any other public statement (x) (1) in the case of the Company, with respect to an Adverse Recommendation Change effected in accordance with Section 6.03 or (2) in the case of Parent, with respect to any Adverse Recommendation Change or an Acquisition Proposal that is publicly disclosed, or (y) as otherwise expressly permitted under Section 6.03, (B) disseminating any communications so long as such communications are consistent with previous releases, public disclosures, public statements or other communications made by the parties not in violation of this Section 6.12 or (C) making any filing or other communication made as part of any Proceeding between the parties to this Agreement.

Section 6.13 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably required to cause any dispositions of equity securities of the Company (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Confidentiality. Parent and the Company hereby agree to continue to be bound by the letter agreement dated as of October 23, 2024 between Clearwater Analytics, LLC and the Company (the “Confidentiality Agreement”), except for Section 8 of the Confidentiality Agreement, which shall be of no further force or effect upon the execution and delivery of this Agreement; provided, that (a) with respect to the Debt Financing Sources, the provisions of the Confidentiality Agreement shall not apply and the applicable provisions of Section 6.18 shall instead govern with respect to the Debt Financing Sources and (b) any equity financing sources of Parent shall be deemed to be Representatives (as defined in the Confidentiality Agreement) of Parent for all purposes under the Confidentiality Agreement. Subject to Section 6.18, all information provided by or on behalf of the Company or its Subsidiaries pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement.

Section 6.15 Listing Matters. Each of the Company and Parent agrees to cooperate with the other party and use reasonable best efforts to take, or cause to be taken, all action necessary to delist the shares of Class A Common Stock from NYSE as promptly as practical after the Effective Time and terminate the Company’s registration under the Exchange Act as promptly as practical after such delisting. Parent shall use reasonable best efforts to cause the Parent Class A Common Stock to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing.

Section 6.16 Tax Matters.

(a) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes (including penalties and interest) incurred in connection with the Mergers and imposed on the Company and its Subsidiaries shall be paid by or on behalf of Parent, the Surviving Corporation, Merger Sub or Merger Sub II, when due and payable.

(b) Intended Tax Treatment.

(i) Subject to Section 6.16(b)(ii), for U.S. federal income tax purposes, the parties hereto intend that (A) the Merger and Second Merger constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (B) Parent, Acquirer, Merger Sub and the Company each be a party to the reorganization within the meaning of Section 368(b) of the Code, and (C) this Agreement constitutes a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) (subclauses (A) through (C) collectively, the “Intended Tax Treatment”). In this regard, each party acknowledges that it has not sought and will not seek any rulings from the Internal Revenue Service or any other Governmental Authority regarding the Tax treatment of the Corporate Mergers and that there can be no assurance the Internal Revenue Service, any other Governmental Authority or a court will not take a contrary position to the Intended Tax Treatment for the Corporate Mergers.

(ii) Notwithstanding anything to the contrary contained in this Agreement, none of Parent, Acquirer or any of their respective direct or indirect Subsidiaries shall be required to consummate the Second Merger unless each of the Second Merger Conditions shall have been satisfied as of the Closing Date, but prior to the Effective Time.

(c) Cooperation.

(i) Each of Parent, Acquirer, Merger Sub, Merger Sub II, and the Company shall (and shall cause its respective direct or indirect Subsidiaries to) use commercially reasonable efforts and shall cooperate with one another to obtain the Closing Tax Opinions regarding the U.S. federal income tax treatment of the transactions contemplated by this Agreement, which cooperation shall include, for the avoidance of doubt, the delivery by Parent, Acquirer, Merger Sub, Merger Sub II and the Company of duly executed certificates containing such representations, warranties and covenants as may be reasonably necessary or appropriate to enable such counsel to render any such opinion(s) (each, an “Officer’s Certificate”), but which shall exclude, for the avoidance of doubt, making any material amendments to this Agreement.

(ii) Subject to Section 6.16(b)(ii), none of Parent, Acquirer, Merger Sub, or Merger Sub II shall take any action or fail to take any action, and shall cause their direct or indirect Subsidiaries not to take any action or fail to take any action, in each case, that would reasonably be expected to cause the Corporate Mergers to fail to qualify for the Intended Tax Treatment (including, for the avoidance of doubt, an action or inaction that would cause it to be unable to deliver the applicable Officer’s Certificate described in Section 6.16(c)(i)). Each party shall (and shall cause its direct or indirect Subsidiaries to) report the transactions contemplated by this Agreement in a manner consistent with the Intended Tax Treatment, except as otherwise required pursuant to a “determination” under Section 1313 of the Code.

(iii) Each party hereto shall use reasonable best efforts to comply with requests made by the other parties to determine the qualification of the Corporate Mergers for the Intended Tax Treatment. Such efforts shall include, if applicable, providing an executed version of the applicable Officer’s Certificate described in Section 6.16(c)(i) to permit the applicable party’s tax counsel to deliver the Closing Tax Opinions, provided that such Officer’s Certificate may be modified to reflect any alterations to the transactions since the date hereof, but provided that a party shall only be required to deliver an applicable Officer’s Certificate to the extent the applicable party believes in good faith such representations and warranties are true and correct.

(iv) Each party acknowledges and agrees that their respective specific obligations to effect the Second Merger are subject to (A) the qualification of the Corporate Mergers for the Intended Tax Treatment, and (B) the delivery of the Closing Tax Opinions.

(v) Each party acknowledges and agrees that their respective specific obligations to effect the Merger and the LLC Merger are not subject to any condition or contingency with respect to (A) the qualification of the Corporate Mergers for the Intended Tax Treatment, or (B) the delivery of the Closing Tax Opinions.

(vi) The provisions of this Section 6.16(c) (other than clause (v) and (vi)) shall no longer apply if the parties are unable to jointly determine in good faith, after consultation with their respective tax advisors, that the Corporate Mergers will qualify for the Intended Tax Treatment.

(d) Closing Date Rule Methodology. Solely in connection with the delivery of the Closing Date Opinions, the parties hereto acknowledge and agree that for purposes of determining the value of the Final Parent Stock Price to be received by stockholders of the Company pursuant to the transactions contemplated by this Agreement under Revenue Procedure 2018-12, 2018-6 I.R.B 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” within the meaning of Rev. Proc. 2018-12 will be the Average of the Daily Volume Weighted Average Prices as described in Section 4.01(1) of Rev. Proc. 2018-12; (ii) the “Measuring Period” within the meaning of Section 4.02 of Rev. Proc. 2018-12 will be the ten-trading day period ending on the second to last trading day prior to the Closing Date; (iii) the “specified exchange” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be NYSE; and (iv) the “authoritative reporting source” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be Bloomberg L.P (or, if not available, in another authoritative source mutually selected by the Company and Parent). Solely in connection with the delivery of the Closing Date Opinions, the parties further agree that the valuation of Parent Class A Common Stock by reference to the methodology described in this Section 6.16(d) is intended to qualify for the “Safe Harbor Valuation Method” within the meaning of Section 4.01 of Rev. Proc. 2018-12, and no party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 6.17 Parent Financing.

(a) Each of Parent and Clearwater LLC shall use its reasonable best efforts to, and shall cause each of its Subsidiaries and Representatives to use reasonable best efforts to, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and subject only to the conditions described in the Debt Commitment Letter and/or the Debt Fee Letter as promptly as reasonably practicable but in any event prior to the Closing Date, including using reasonable best efforts to: (i) maintain in full force and effect the Debt Commitment Letter until the Closing or earlier funding of the Debt Financing contemplated thereby and, to the extent entered into prior to the Closing, the Definitive Agreements in accordance with the terms and subject to the conditions thereof, (ii) satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis all conditions to funding in the Debt Commitment Letter that are applicable to the Parent and its Affiliates that are within its or their control, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing (“Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any Debt Fee Letter) and (iv) consummate the Debt Financing at or prior to the Closing.

(b) Parent and Clearwater LLC shall not, without the prior written consent of the Company, permit, consent to or agree to any termination of or amendment, restatement, replacement, supplement or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter if such amendment, restatement, replacement, supplement, modification or waiver (i) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing to an amount less than, when taken together with cash on hand of Parent and the Company, the Required Amount, (ii) imposes new or additional conditions precedent to the funding of the Debt Financing, or otherwise expands any of the existing conditions precedent to the funding of the Debt Financing, in each case that would reasonably be expected to materially delay or prevent the Closing, (iii) would reasonably be expected to materially delay or prevent the Closing or make less likely to occur the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or (iv) would reasonably be expected to have a material adverse impact on the ability of Parent (or its Affiliate party thereto) to enforce its rights against other parties to the Debt Commitment Letter (the effects described in clauses (i) through (iv), collectively, “Prohibited Modifications”). Notwithstanding the foregoing, any amendment, amendment and restatement, supplement or modification to effectuate any “market flex” terms contained in the Debt Commitment Letter or the Debt Fee Letter or to add any additional agents or other financial institutions thereto as provided for therein shall be permitted and shall not require written consent of the Company.

(c) Upon prior written request by the Company, Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of the Debt Financing. Parent shall promptly notify the Company in writing if at any time prior to the Closing Date (i) the Debt Commitment Letter is terminated for any reason, (ii) any Person party to the Debt Commitment Letter indicates in writing that it will not provide, or it refuses to provide, all or any portion of the Debt Financing, (iii) Parent (or its Affiliate party to the Debt Commitment Letter) or, to the knowledge of Parent, any other Person party to the Debt Commitment Letter materially defaults or materially breaches any of the terms or conditions set forth in the Debt Commitment Letter or (iv) Parent (or its Affiliate party to the Debt Commitment Letter) receives any written notice or other written communication with respect to any (A) early termination of, repudiation by any Person party to or material default or material breach under the Debt Commitment Letter or (B) material dispute or disagreement between or among any Persons party to the Debt Commitment Letter with respect to the obligation to fund the Debt Financing at the Closing in an amount necessary to fund the Required Amount.

(d) If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letter and such portion is necessary to fund the Required Amount (after taking into account the amount of cash on hand of Parent and the Company), Parent shall promptly notify the Company in writing and Parent shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from the same or alternative sources in an amount sufficient to fund the Required Amount (after taking into account the amount of cash on hand of Parent and the Company) (“Alternative Debt Financing”), which Alternative Debt Financing (i) shall be on terms (taken as a whole) not materially less favorable to Parent (or its Affiliates party thereto) than those set forth in the Debt Commitment Letter and (ii) shall not add any conditions to the funding of such Alternative Debt Financing that are not contained in the Debt Commitment Letter or include any conditions to the funding of such Alternative Debt Financing that are more onerous than the conditions set forth in the Debt Commitment Letter; provided, that in no event shall Parent be required to pay any fees in excess of those contemplated by the Debt Commitment Letter and the Debt Fee Letter (including any applicable market “flex” provisions), each as in effect on the date hereof. Parent shall deliver to the Company true and complete copies of any commitment letters (including related fee letters, subject to redaction of pricing, fee amounts, “price flex” and other customary “market flex” none of which redacted provisions would be reasonably expected to adversely affect the conditionality, availability, aggregate principal amount or termination of the Alternative Debt Financing) with respect to any Alternative Debt Financing. For purposes of this Agreement, references to (A) “Debt Financing” shall include the financing contemplated by any Alternative Debt Financing and (B) “Debt Commitment Letter” shall include any commitment letter or other binding documentation with respect to any Alternative Debt Financing.

Section 6.18 Financing Cooperation.

(a) Prior to the Closing, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and Representatives to use their reasonable best efforts to, provide such cooperation as is customary, required and reasonably requested by Parent in connection with the obtaining and arranging of the Debt Financing, including using reasonable best efforts to:

(i) participate (and cause management of the Company, with appropriate seniority and expertise, to participate) in a reasonable number of meetings (including meetings with existing or prospective Debt Financing Sources), presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable and mutually agreed times and with reasonable advance notice;

(ii) provide reasonable and customary assistance with the preparation of (A) bank information memoranda and similar documents reasonably requested by Parent as required for any portion of the Debt Financing, (B) materials for rating agency presentations and (C) any confidential information memoranda, marketing materials, lender presentations and similar documents reasonably requested by Parent as required in connection with the Debt Financing, including customary authorization and representation letters duly executed on behalf of the Company and/or its Subsidiaries authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders and containing representations with respect to the presence of or absence of material non-public information relating to the Company and its

Subsidiaries and the accuracy of the information relating to the Company and its Subsidiaries contained therein (which authorization and representation letters will become effective before the Effective Time), in each case, in form and substance reasonably acceptable to Parent and the Company (such authorization letters, the “Authorization Letters”);

(iii) to the extent reasonably requested by Parent, facilitate the pledging of, granting security interest in and obtaining perfection of security interests in, collateral, effective no earlier than the Effective Time;

(iv) cooperate with the marketing efforts of Parent and its Debt Financing Sources;

(v) furnish to Parent as promptly as reasonably practicable following the delivery of a written request therefor to the Company by Parent (which notice shall state with specificity the information requested) (A) the Required Financial Information and (B) such financial and other pertinent information regarding the Company and its Subsidiaries as is reasonably requested by Parent or the Debt Financing Sources in connection with the Debt Financing, including any such information necessary for Parent to prepare pro forma financial statements required in connection with the Debt Financing, in each case, as is customarily required in connection with financings of a type similar to the Debt Financing (provided that none of the Company, its Subsidiaries and their respective Representatives shall be required to provide or prepare the pro forma financial statements or required to provide or prepare, or provide any assistance or information relating to, (x) the proposed post-Closing debt and equity capitalization of the Company and its Subsidiaries and (y) any post-Closing or pro forma cost savings, synergies or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing);

(vi) following Parent’s request, cause directors and officers who will continue to hold such offices and positions from and after the Effective Time to execute and provide resolutions or consents of the Company and its Subsidiaries with respect to entering into the Definitive Agreements and otherwise as necessary to authorize consummation of the Debt Financing; provided that no such resolution or consent shall become effective until the Effective Time;

(vii) furnish to Parent at least two (2) Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act 31 C.F.R. §1010.230, relating to the Company or any of its Subsidiaries, in each case as reasonably requested by Parent at least ten (10) Business Days prior to the Closing Date;

(viii) assist in providing information regarding the Company and its Subsidiaries necessary for the preparation of, and executing, the Definitive Agreements (including one or more credit agreements, security agreements, mortgages and/or guarantees and the schedules and exhibits thereto) in connection with the Debt Financing or other customary certificates or documents and back-up certificate for legal opinions in connection with the Debt Financing as may reasonably be requested by Parent as required in connection with the Debt Financing, in each case, to be held in escrow pending release by the Company at, and subject to the occurrence of, the Effective Time;

(ix) deliver notices (within the time periods required by the Company Credit Agreement) required for the prepayment of all obligations under, and the termination and the release of guarantees and liens granted under, the Company Credit Agreement and take action required by Section 2.09; and

(x) to the extent reasonably requested by Parent, provide reasonable cooperation with the existing or prospective Debt Financing Sources’ due diligence to the extent customary in connection with financings similar to the Debt Financing and to (A) ensure that the syndication efforts with respect to the Debt Financing benefit materially from the existing lending and investment banking relationships of the Company and (B) cooperate with Parent in satisfying the conditions precedent to the Debt Financing (to the extent related to the Company and its Subsidiaries and to the extent the satisfaction of such condition requires the cooperation of, and is within the control of, the Company or its Subsidiaries).

(b) Notwithstanding anything herein to the contrary, (i) no directors, managers or officers of the Company or its Affiliates (other than any director, manager or director who is continuing as a director, manager or officer of any the Company or its Subsidiaries following the consummation of the transactions contemplated hereby) shall be required to pass resolutions or consents to approve or authorize the execution or delivery of the Debt Financing or to execute, deliver or enter into, or perform any obligations under, any agreement, certificate, arrangement, document or instrument with respect to the Debt Financing (other than the Authorization Letters to be delivered pursuant to Section 6.18(a)(ii) and prepayment and termination notices to be delivered pursuant to Section 6.18(a)(ix)), (ii) no obligation of the Company, its Affiliates or any of their respective Representatives arising in connection with the Company’s, its Affiliates’ or any of their respective Representatives’ cooperation undertaken pursuant to the foregoing shall be effective until the Closing other than the Authorization Letters to be delivered pursuant to Section 6.18(a)(ii) and prepayment and termination notices to be delivered pursuant to Section 6.18(a)(ix), and (iii) none of the Company, its Affiliates or any of their respective Representatives shall be required to (A) pay any commitment or other similar fee in connection with the Debt Financing or incur any other cost or expense that is not promptly reimbursed by Parent in connection with the Debt Financing, other than, with respect to the Company and its Subsidiaries, obligations under the Debt Financing effective from and after the Effective Time, (B) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Company or any of its Affiliates, (C) take any actions that would conflict with or violate the Company’s or any of its Affiliates’ organizational documents or in any material respect any Applicable Law, (D) give to any other Person any indemnities in connection with the Debt Financing that are effective prior to the Closing, (E) disclose or provide any information that is subject to attorney-client privilege or could reasonably be expected to result in the disclosure of any trade secrets or the violation of any confidentiality obligation or (F) take any actions that would cause any representation or warranty in this Agreement to be breached or that would cause any closing condition set forth in ARTICLE VII to fail to be satisfied or that would otherwise cause a breach of this Agreement. Nothing contained in this Section 6.18 or otherwise shall require the Company or its Affiliates to be an issuer or other obligor with respect to the Debt Financing prior to the Effective Time.

(c) In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of obligations of Parent, Acquirer, Merger Sub or Merger Sub II under this Agreement.

(d) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Affiliates or their respective Representatives in connection with such cooperation by the Company or any of its Affiliates contemplated by this Section 6.18; provided, that, that the Company, and not Parent, shall be responsible for (i) fees, costs and expenses incurred by, or on behalf of, the Company or any of its Affiliates in connection with their ordinary course financial reporting requirements and (ii) fees, costs and expenses incurred in connection with the preparation of historical financial statements that are or would be prepared in the ordinary course of business regardless of the Debt Financing. Parent shall indemnify and hold harmless the Company, its Affiliates and their respective Representatives for and against any and all liabilities, losses, obligations, damages, costs and expenses of any kind (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due and whether in contract, tort, strict liability or otherwise) suffered or incurred by them in connection with the arrangement of the Debt Financing, including the cooperation of the Company and its Subsidiaries contemplated by this Section 6.18, except, in each case, (i) with respect to any financial statements or information provided by or on behalf of the Company, its Affiliates or their respective Representatives, (ii) to the extent resulting from the breach of this Agreement by the Company, its Affiliates or their respective Representatives or from the bad faith, gross negligence, fraud or willful misconduct of the Company, its Affiliates or their respective Representatives or (iii) with respect to any material misstatement or omission of a material fact in information provided hereunder in writing by or on behalf of the Company, its Affiliates or their respective Representatives.

(e) All non-public or otherwise confidential information regarding the Company or its Affiliates obtained by Parent, Acquirer, Merger Sub or Merger Sub II or their Representatives pursuant to Section 6.18(a) shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and its

Representatives shall be permitted to disclose such information to existing or prospective Debt Financing Sources, investors and rating agencies, subject to such Debt Financing Sources, investors and rating agencies entering into customary confidentiality undertakings with respect to such information.

(f) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company or its Subsidiaries in any respect.

(g) Solely to the extent that the Closing Date occurs on or after May 30, 2025, prior to the Closing, the Company shall promptly deliver (or cause to be delivered) to Parent the consolidated financial statements of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarter ending March 31, 2025.

Section 6.19 Conduct of Parent. Except for matters (a) required, expressly permitted or expressly contemplated by this Agreement, (b) set forth in Section 6.19 of the Parent Disclosure Schedule, (c) required by Applicable Law or (d) undertaken with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed and provided that the failure of the Company to respond to a request in writing for consent within five Business Days after receipt thereof shall be deemed to constitute consent), Parent shall not, and shall cause each of its Subsidiaries not to:

(i) amend Parent’s certificate of incorporation or by-laws in a manner that would (A) materially and adversely affect the holders of Class A Common Stock or holders of Common Units or (B) materially and disproportionately adverse to the holders of Class A Common Stock or holders of Common Units relative to the treatment of existing holders of Parent Common Stock;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or equity interests, property or otherwise) in respect of any capital stock of Parent; or (B) modify or repeal the terms of any shares of the capital stock or voting interest of Parent;

(iii) split, combine, adjust, subdivide or reclassify any capital stock or other equity interest or voting interest of Parent;

(iv) with respect to Parent, agree to a complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent; or

(v) authorize, resolve, or enter into any binding commitment to take any of the foregoing action.

Section 6.20 Notice of Certain Events. Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (a) with respect to the Company, has had or would reasonably be expected have a Company Material Adverse Effect, (b) with respect to Parent, Acquirer, Merger Sub or Merger Sub II, has had or would reasonably be expected to have a Parent Material Adverse Effect or (c) is reasonably likely to result in any of the conditions set forth in ARTICLE VII not being able to be satisfied prior to the End Date. No notification given by any party pursuant to this Section 6.20 shall limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement. Any failure to give notice in accordance with the foregoing shall not, in and of itself, be deemed to constitute the failure of any condition set forth in ARTICLE VII or the basis for any condition set forth in ARTICLE VII not to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in ARTICLE VII to be satisfied.

ARTICLE VII

CONDITIONS TO THE MERGERS

Section 7.01 Conditions to the Obligations of Each Party. Subject to Section 7.01(e), the obligation of each party hereto to consummate the Mergers is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver by such party, at or prior to Closing, of the following conditions:

(a) the Stockholder Approval shall have been obtained;

(b) no Governmental Authority having jurisdiction over the transactions contemplated hereby shall have issued any Order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Mergers and no Applicable Law that makes consummation of the Mergers illegal or otherwise prohibited shall be in effect;

(c) the applicable waiting period (and any extension thereof) applicable to the Mergers under the HSR Act, and any agreement with any Governmental Authority not to consummate the Merger, shall have expired or been validly terminated (the “Regulatory Approval”);

(d) the Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued; the Parent Class A Common Stock to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE; and

(e) solely with respect to the Second Merger, each of the Second Merger Conditions shall have been satisfied (and for the avoidance of doubt, this Section 7.01(e) shall not be a condition to the consummation of either the Merger or the LLC Merger in accordance with the terms hereof).

Section 7.02 Conditions to the Obligations of Parent, Acquirer, Merger Sub and Merger Sub II. The obligation of Parent, Acquirer, Merger Sub and Merger Sub II to consummate the Mergers is subject to the satisfaction, or waiver by Parent, at or prior to Closing, of the following conditions:

(a) (i) the representations and warranties of the Company set forth in the first and second sentences of Sections 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.05 (Capitalization) (other than Section 4.05(a) and Section 4.05(b)), Section 4.24 (Brokers’ Fees), and Section 4.26 (Anti-Takeover Provisions) shall be true and correct in all material respects (disregarding for this purpose all “Company Material Adverse Effect,” “materiality” and similar qualifications contained in such representations and warranties) as of the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 4.05(a) and Section 4.05(b) (Capitalization) shall be true and correct as of the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure to be so true and correct would not reasonably be expected to result in additional cost, expense or liability to Parent that would be more than de minimis, (iii) the representations and warranties of the Company set forth in Section 4.09(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and on the Closing Date as if made on such date and (iv) the other representations and warranties of the Company set forth in ARTICLE IV shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect,” “materiality” and similar qualifications contained in such representations and warranties) as of the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(b) the Company shall have performed in all material respects or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) Parent shall have received at the Closing a certificate signed on behalf of the Company by an authorized officer of the Company certifying that the conditions set forth in Sections 7.02(a), Section 7.02(b) and Section 7.02(d) have been satisfied;

(d) no Company Material Adverse Effect shall have occurred since the date hereof;

(e) (i) no Burdensome Condition shall be a condition to receipt of the Regulatory Approval, (ii) there shall not be in effect at or upon the Closing any Order or Applicable Law resulting, individually or in the aggregate, in a Burdensome Condition and (iii) no Regulatory Approval shall contain, include or impose any Burdensome Condition; and

(f) the TRA Amendment shall be in full force and effect in accordance with its terms and otherwise shall not have been amended, repudiated, revoked or withdrawn.

Section 7.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Mergers is subject to the satisfaction, or waiver by the Company, at or prior to Closing, of the following conditions:

(a) (i) the representations and warranties of Parent, Acquirer, Merger Sub and Merger Sub II set forth in the first and second sentences of Section 5.01 (Corporate Existence and Power), Section 5.02 (Corporate Authorization), Section 5.05(a) (Capitalization), Section 5.14 (Brokers’ Fees) and Section 5.20 (Anti-Takeover Provisions) shall be true and correct in all material respects (disregarding for this purpose all “Parent Material Adverse Effect,” “materiality” and similar qualifications contained in such representations and warranties) as of the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date), (ii) the representations and warranties of Parent, Acquirer, Merger Sub and Merger Sub II set forth in Section 5.18 (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and on the Closing Date as if made on such date and (iii) the other representations and warranties of Parent, Acquirer, Merger Sub and Merger Sub II set forth in ARTICLE V shall be true and correct (disregarding for this purpose all “Parent Material Adverse Effect,” “materiality” and similar qualifications contained in such representations and warranties) as of the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect;

(b) Parent, Acquirer, Merger Sub and Merger Sub II shall each have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) the Company shall have received at the Closing a certificate signed on behalf of Parent by an authorized officer of Parent certifying that the conditions set forth in Sections 7.03(a), Section 7.03(b) and Section 7.03(d) have been satisfied; and

(d) no Parent Material Adverse Effect shall have occurred since the date hereof.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated, and the Mergers may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of the Company and Parent (notwithstanding any approval of this Agreement by the stockholders of the Company);

(b) by either Parent or the Company, upon written notice to the other party, if the Closing has not occurred on or before 11:59 p.m., New York City time, on July 9, 2025 (such time, the “End Date”); provided that, the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of, or has proximately resulted in, the failure of the Mergers to be consummated by the End Date;

(c) by either Parent or the Company, upon written notice to the other party, if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable permanent Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of, or has proximately resulted in, such Order or other action;

(d) by either Parent or the Company, upon written notice to the other party, if the Stockholder Approval has not been obtained at the Stockholder Meeting (as may be adjourned or postponed thereof in accordance with Section 6.04);

(e) by Parent, upon written notice to the Company, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.02 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the 30th day following Parent’s delivery of written notice describing such breach to the Company; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.01(e) if either Parent, Acquirer, Merger Sub or Merger Sub II is in breach of its obligations under this Agreement that would result in any condition set forth in Section 7.03 not being satisfied;

(f) by the Company, upon written notice to Parent, in the event of a breach by Parent, Acquirer, Merger Sub or Merger Sub II of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.03 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the 30th day following the Company’s delivery of written notice describing such breach to Parent; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(f) if the Company is in breach of its obligations under this Agreement that would result in any condition set forth in Section 7.02 not being satisfied;

(g) by Parent, upon written notice to the Company, at any time prior to receipt of the Stockholder Approval, (A) if the Company Board, acting upon the recommendation of the Special Committee, shall have effected an Adverse Recommendation Change or (B) the Company has committed a material breach of its obligations under Section 6.02 or Section 6.03; or

(h) by the Company, upon written notice to Parent, at any time prior to receipt of the Stockholder Approval, if (i) the Company has received a Superior Proposal and (ii) the Company Board or any committee thereof, acting upon the recommendation of the Special Committee, shall have determined to terminate this

Agreement in accordance with Section 6.03(b) in order for the Company to enter into a definitive agreement with respect to the applicable Superior Proposal (with such definitive agreement being entered into substantially concurrently with the termination of this Agreement (but in no case prior to the termination of this Agreement)); provided, however, that the Company shall pay the Company Termination Fee to Parent pursuant to Section 9.04, concurrently with and as a condition to such termination.

Section 8.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any Representative or Non-Recourse Party of such party) to each other party hereto; provided, however, that the provisions of (i) this Section 8.02, (ii) the last sentence of Section 6.05, (iii) the last sentence of Section 6.10(b), (iv) Section 6.14 and (v) ARTICLE IX shall survive any termination hereof pursuant to Section 8.01. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, nothing in this Agreement will relieve Parent, Acquirer, Merger Sub, Merger Sub II or the Company from any liability for any fraud or Willful and Material Breach of this Agreement. The parties acknowledge and agree that any such liability payable by Parent, Acquirer, Merger Sub or Merger Sub II shall not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by the Company or the Company’s equity holders due to the Company’s equity holders not receiving their applicable portion of the Aggregate Merger Consideration that such holders would be entitled to receive pursuant to the terms of this Agreement if the Mergers were consummated in accordance with the terms hereof. Parent, Acquirer, Merger Sub and Merger Sub II expressly acknowledge and agree that, in accordance with Section 261(a)(2) of the DGCL, the Company, at or after the time at which the Agreement is adopted by the stockholders of the Company pursuant to Section 251 of the DGCL, shall, in its sole discretion and as a representative of the stockholders of the Company, have the sole, exclusive and irrevocable authority to take action on behalf of the stockholders of the Company to enforce the rights of such stockholders pursuant to this Agreement. For the avoidance of doubt, the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered if delivered in person, (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by e-mail (provided that no “bounce back” or similar message indicating nondelivery is received with respect thereto within two hours of dispatch), in each case as follows:

if to Parent, Acquirer, Merger Sub or Merger Sub II, to:

777 W. Main Street, Suite 900
Boise, ID 83702
Attention:	Alphonse Valbrune
Email:	*****

with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Constantine N. Skarvelis, P.C.
Marshall P. Shaffer, P.C.
Jimin He
Email:	*****
*****
*****

if to the Company, to:

Enfusion, Inc.
125 South Clark Street, Suite 750
Chicago, Illinois 60603
Attention:	Matthew R. Campobasso
Email:	*****

with a copy to (which shall not constitute notice):

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Attention:	Mark E. Thierfelder
Eric S. Siegel
Michael S. Darby
Sarah Kupferman
E-Mail:	*****
*****
*****
*****

and

Goodwin Procter LLP
620 Eighth Avenue
New York, New York 10018

Attention:	Joshua M. Zachariah
Gregg L. Katz
James Ding
E-Mail:	*****
*****
*****

Section 9.02 Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except that this Section 9.02 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

Section 9.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that without the further approval of the Company’s stockholders, no such amendment or waiver shall be made or given after the Stockholder Approval that requires the approval of the stockholders of the Company under the DGCL unless the required further approval is obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise expressly provided in this Agreement, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04 Fees and Expenses.

(a) Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) In the event that:

(i) this Agreement is validly terminated pursuant to Section 8.01(g) (Adverse Recommendation Change; Non-Solicit Breach);

(ii) this Agreement is validly terminated pursuant to Section 8.01(h) (Superior Proposal); or

(iii) this Agreement is validly terminated pursuant to (x) Section 8.01(b) (End Date), (y) Section 8.01(d) (No Stockholder Approval) or (z) Section 8.01(e) (Company Material Breach) and, in each case of clauses (x), (y) and (z), (A) after the date hereof and prior to the termination of this Agreement, a bona fide Acquisition Proposal is publicly disclosed and not irrevocably withdrawn at least three (3) Business Days prior to the Stockholder Meeting and (B) within 12 months after the date of such termination, the Company enters into any Acquisition Proposal or consummates any Acquisition Proposal (provided that for purposes of this subsection (iii), each reference to “20% or more” or “80% or less” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%” or “less than 50%”, respectively);

then the Company shall pay to Parent the Company Termination Fee by wire transfer of same-day funds (x) in the case of Section 9.04(b)(i), within two Business Days after such termination, (y) in the case of Section 9.04(b)(ii), substantially concurrently with the termination of this Agreement pursuant to Section 8.01(h) and (z) in the case of Section 9.04(b)(iii), substantially concurrently with the entry into a definitive agreement with respect to such Acquisition Proposal or the consummation of such Acquisition Proposal.

(c) The parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d) In the event that this Agreement is validly terminated pursuant to Section 8.01 and Parent receives payment of the Company Termination Fee pursuant to Section 9.04(b) (and the Parent Enforcement Costs, if due and payable), the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Parent, Acquirer, Merger Sub, Merger Sub II or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Acquirer, Merger Sub, Merger Sub II or any Parent Related Party shall be entitled to bring or maintain any Proceeding against the Company or any of its Subsidiaries or Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided, that if the Company fails to pay the Company Termination Fee and Parent, Acquirer, Merger Sub and/or Merger Sub II commences a Proceeding which results in a final, non-appealable judgment against the Company for the Company Termination Fee or any portion thereof, then in addition to the payment of the Company Termination Fee, the Company shall pay Parent its reasonable and out-of-pocket costs and expenses (including reasonable and out-of-pocket attorneys’ fees) incurred in prosecuting such Proceeding, together with interest on the Company Termination Fee and such costs and expenses at the “prime rate” (as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made) plus 5%, calculated from the date such payment was required to be paid through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (such amount, the “Parent Enforcement Costs”); provided, that in no event shall Parent Enforcement Costs exceed $2,000,000. Notwithstanding the foregoing, this Section 9.04(d) will not relieve the Company from any liability for fraud.

(e) The parties hereto acknowledge and agree that the agreements contained in this Section 9.04 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties hereto would not enter into this Agreement. Each of the parties hereto further acknowledges that the payment of the Company Termination Fee is not a penalty, but is liquidated damages in a reasonable amount that will compensate the Parent, Acquirer, Merger Sub and Merger Sub II in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

Section 9.05 Assignment; Benefit. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent, Acquirer, Merger Sub and Merger Sub II will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement (i) to any of their respective Affiliates or (ii) to any Debt Financing Source of Parent, Acquirer, Merger Sub or Merger Sub II for purposes of creating a security interest herein as collateral in respect of the Debt Financing, it being understood that, in each case of clauses (i) and (ii), such assignment will not relieve Parent, Acquirer, Merger Sub or Merger Sub II of any of its obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for (a) the rights of the Indemnified Parties as set forth in Section 6.09 and Section 6.11, (b) the rights of the Non-Recourse Parties pursuant to Section 9.16, (c) the rights of the Debt Financing Related Parties pursuant to Section 9.17, (d) if the Effective Time occurs, the right of the holders of the Class A Common Stock or the Common Units to receive the Merger Consideration and (e) if the Effective Time occurs, the right of the holders of Company Equity Awards to receive such amounts as provided for in Section 2.06.

Section 9.06 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules that would cause the application of law of any jurisdiction other than those of the State of Delaware.

Section 9.07 Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought and determined exclusively in the Delaware Court of Chancery or, if that court does not have subject matter jurisdiction, the state or federal courts in the State of Delaware, and any appellate court therefrom (the “Delaware Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by such courts. Each party hereto agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 9.01 or in any other manner permitted by law.

Section 9.08 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF

LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

Section 9.09 Specific Performance.

(a) The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such harm. The parties hereto agree that unless and until this Agreement is validly terminated in accordance with Section 8.01 and any dispute over the right to termination has been finally resolved through a Final Judgment, (i) the parties hereto shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief from a court of competent jurisdiction as set forth in Section 9.07 to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement without bond or other security being required, this being in addition to any other remedy to which they are entitled pursuant to Section 8.02 or 9.04, at law or in equity, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement, including the Mergers, and without that right, none of the Company, Parent, Acquirer, Merger Sub or Merger Sub II would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such parties has an adequate remedy at law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason. For the avoidance of doubt, (A) while the Company shall have the right to seek both (x) an injunction, specific performance or other equitable remedies in accordance with this Section 9.09 and (y) the payment of monetary damages from Parent pursuant to the terms hereof, in no event shall the Company be entitled to both specific performance to cause Parent to consummate the Closing and the payment of monetary damages from Parent pursuant to the terms hereof, and (B) while Parent shall have the right to seek both (x) an injunction, specific performance or other equitable remedies in accordance with this Section 9.09 and (y) the payment of the Company Termination Fee, in no event shall Parent be entitled to both specific performance to cause the Company to consummate the Closing and the payment of the Company Termination Fee.

(b) Notwithstanding anything herein to the contrary (including Section 6.17 and Section 9.09(a)), it is acknowledged and agreed that neither Parent nor the Company shall be entitled to seek the remedy of specific performance with respect to Parent’s rights under the Debt Commitment Letter against the Debt Financing Sources.

(c) The parties hereto further agree that, except as set forth in Section 9.09(a), (i) by seeking the remedies provided for in this Section 9.09, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been validly terminated or in the event that the remedies provided for in this Section 9.09 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.09 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 9.09 prior or as a condition to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination), nor shall the commencement of any Proceeding pursuant to this Section 9.09 or anything set forth in this Section 9.09 restrict or limit any party’s right to validly terminate this Agreement in accordance with the terms of ARTICLE VIII or pursue any other remedies under this Agreement that may be available at any time.

(d) Notwithstanding anything herein to the contrary and for the avoidance of doubt, nothing in this Section 9.09 nor Section 9.04 shall limit in any way the remedies of the parties under the Confidentiality Agreement, as modified hereunder.

Section 9.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner, in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.11 Parent Guarantee. Parent shall cause each of Acquirer, Merger Sub and Merger Sub II to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Acquirer, Merger Sub and Merger Sub II in accordance with the terms of this Agreement, the Mergers, and the other transactions contemplated by this Agreement. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Acquirer, Merger Sub and Merger Sub II of each of the covenants, obligations and undertakings required to be performed by Acquirer, Merger Sub and Merger Sub II under this Agreement and the transactions contemplated by this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Acquirer, Merger Sub or Merger Sub II shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against any of Parent, Acquirer, Merger Sub and Merger Sub II in the first instance.

Section 9.12 Entire Agreement; No Reliance; Access to Information.

(a) This Agreement, the Confidentiality Agreement, the exhibits and schedules to this Agreement, including the Company Disclosure Schedule, and constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

(b) Parent, Acquirer, Merger Sub and Merger Sub II agree that, except for the representations and warranties contained in ARTICLE IV or the certificate delivered pursuant to Section 7.02(c), the Company makes no other representations or warranties and hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the parties in this Agreement, each of Parent, Acquirer, Merger Sub and Merger Sub II agrees that none of the Company or any of its Subsidiaries make or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made in ARTICLE IV or the certificate delivered pursuant to Section 7.02(c).

(c) Parent, Acquirer, Merger Sub and Merger Sub II each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the

Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and received answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in ARTICLE IV or the certificate delivered pursuant to Section 7.02(c). Each of Parent, Acquirer, Merger Sub and Merger Sub II hereby acknowledges that there are uncertainties inherent in attempting to develop estimates, projections, forecasts, business plans and other forward-looking information with which Parent, Acquirer, Merger Sub and Merger Sub II are familiar, that Parent, Acquirer, Merger Sub and Merger Sub II are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and, for the avoidance of doubt, that Parent, Acquirer, Merger Sub and Merger Sub II will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto, except as set forth in the representations and warranties of the Company contained in ARTICLE IV or the certificate delivered pursuant to Section 7.02(c).

Section 9.13 Rules of Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

Section 9.14 Disclosure Schedule. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, if the relevance of such reference as a disclosure or exception to such other Section is reasonably apparent on its face. Certain items and matters may be listed in the Company Disclosure Schedule or the Parent Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. Except as expressly set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, in no event shall the listing of items or matters in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, as an exception to a representation or warranty (a) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, and (b) shall not be construed as an admission or indication by the Company or Parent, as applicable, of any non-compliance with, or breach or violation of, any third party rights (including any Intellectual Property), any Contract or agreement or any Applicable Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement.

Section 9.15 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 9.16 Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, except for claims that the Company or any of its Subsidiaries may assert in accordance with the Confidentiality Agreement. Except as set forth in this Agreement or the Confidentiality Agreement, no former, current or future officers, employees, directors, partners, direct or indirect equity holders, managers, members, attorneys, agents, advisors or other Representatives of any party hereto (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated by this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith. In furtherance and not in limitation of the foregoing, each party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any transactions contemplated by this Agreement shall be sought or had against any Non-Recourse Party, except for claims that any party may assert (A) against another party solely in accordance with, and pursuant to the terms and conditions of, this Agreement or (B) pursuant to the express terms of the Confidentiality Agreement.

Section 9.17 Debt Financing Related Parties. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself and its Subsidiaries and controlled Affiliates, hereby: (i) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, by or against any Debt Financing Related Party, arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or the Definitive Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, and such Proceeding (except to the extent relating to the interpretation of any provisions in this Agreement as provided in the Debt Commitment Letter) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Related Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or the performance of any services under such documents, (iii) agrees that service of process upon the Company in any such Proceeding shall be effective if notice is given in accordance with Section 9.01, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Proceeding brought against the Debt Financing Related Parties in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that none of the Debt Financing Related Parties will have any liability to the Company, its Subsidiaries and controlled Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (vii) agrees that the Debt Financing Related Parties are express third party beneficiaries of, and may enforce, Section 9.05 and this Section 9.17. To the extent any amendments to any provision of Section 9.05 or this

Section 9.17 (or, solely as they relate to such Sections, the definitions of any terms used herein and therein) are materially adverse to the Debt Financing Sources, such amendments will not be enforceable against the Debt Financing Sources without their prior consent. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 9.17 will in any way affect the Company’s and its Subsidiaries’ rights and remedies in any way relating to or arising out of any binding agreement to which a Debt Financing Source is a party, including the Debt Commitment Letter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ENFUSION, INC.

By:	/s/ Oleg Movchan
Name: Oleg Movchan
Title: Chief Executive Officer

ENFUSION LTD. LLC

By:	/s/ Oleg Movchan
Name: Oleg Movchan
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

CLEARWATER ANALYTICS HOLDINGS, INC.

By:	/s/ Jim Cox
Name: Jim Cox
Title: Chief Financial Officer

POSEIDON ACQUIRER, INC.

By:	/s/ Jim Cox
Name: Jim Cox
Title: Chief Treasurer

POSEIDON MERGER SUB I, INC.

By:	/s/ Jim Cox
Name: Jim Cox
Title: Treasurer

POSEIDON MERGER SUB II, LLC

By:	/s/ Jim Cox
Name: Jim Cox
Title: Treasurer

Signature Page to Agreement and Plan of Merger

ANNEX B

EXECUTION VERSION

SUPPORT AGREEMENT

This Support Agreement, dated as of January 10, 2025 (this “Agreement”), is made and entered into by and between Clearwater Analytics Holdings, Inc., a Delaware corporation (“Parent”), and [●] (“Stockholder”, and together with Parent, the “Parties”).

RECITALS

WHEREAS, as of the date hereof, Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of (a) [●] shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) of Enfusion, Inc., a Delaware corporation (the “Company”), (b) [●] shares of Class B Common Stock, par value $0.001 per share of the Company (the “Class B Common Stock”, together with the Class A Common Stock, the “Common Stock”) and (c) [●] Common Units of Enfusion Ltd. LLC, a Delaware limited liability company (the “Operating Company”) (all such shares and units beneficially owned by Stockholder, collectively, the “Subject Shares”);1

WHEREAS, concurrently with the execution hereof, Parent, Poseidon Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Poseidon Acquirer, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Acquirer”), Poseidon Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub II”), the Company and the Operating Compay, are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, excluding any Prohibited Amendment (as defined below), the “Merger Agreement”), which provides for, among other things, at the Effective Time, the merger of Merger Sub with and into the Company (the “Merger”), at the LLC Merger Effective Time, the merger of Merger Sub II with and into the Operating Company (the “LLC Merger”), and, subject to the satisfaction of each of the Second Merger Conditions as of the Closing Date but before the Effective Time, the merger of the Surviving Corporation with and into Acquirer (the “Second Merger”, and together with the Merger, the “Corporate Mergers”, and the Corporate Mergers together with the LLC Merger, the “Mergers”), in each case, upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent, Acquirer, Merger Sub and Merger Sub II have required that Stockholder, and as an inducement and in consideration therefor, Stockholder (in Stockholder’s capacity as the beneficial owner of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I.

AGREEMENT

1.1 Agreement. Upon the terms and subject to the conditions of this Agreement, Stockholder hereby undertakes and agrees that, unless and until this Agreement shall have been validly terminated in accordance

[1]	Note to Draft: Agreement modified for each Stockholder based on the Subject Shares held by the Stockholder.

with Section 5.2, Stockholder shall, at any annual, special or other meeting of the Company’s stockholders or the Operating Company’s equity holders called, and at every adjournment or postponement, and in connection with any action proposed to be taken by written consent of the stockholders of the Company or the equity holders of the Operating Company thereof, (A) affirmatively vote (including via proxy), or deliver via a written consent, all of the Subject Shares and any other Company Common Stock and Common Units owned by Stockholder, in favor of, and shall not withdraw or modify any such vote with respect to, approving and adopting the Merger Agreement and the transactions contemplated thereby, and/or (B) except as otherwise permitted herein, vote against (including via proxy), and shall not deliver any written consent with respect to, (x) any action or agreement which would reasonably be expected to (I) impede, materially delay or adversely affect the consummation of the Mergers or result in any of the conditions to the Company’s obligations to consummate the Mergers set forth in Article 7 of the Merger Agreement not being fulfilled on or before the End Date, (II) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Stockholder contained in this Agreement or (III) change in any manner the voting rights of any class of shares of the Company or the Operating Company (including any amendments to the Company’s certificate of incorporation or bylaws or the Operating Company’s operating agreement), and (y) any Acquisition Proposal. Stockholder agrees to be, or shall cause the record holder on any applicable record date to be, present, in person or by proxy, at every meeting of the Company’s stockholders or the Operating Company’s equityholders, including any postponement or adjournment thereof, or in any other circumstance, however called, to vote on the matters contemplated by this Section 1.1 so that all of the Subject Shares will be counted for purposes of determining the presence of a quorum at any such meeting, or otherwise cause the Subject Shares to be counted as present threat for purposes of establishing a quorum. For the avoidance of doubt, other than with respect to the matters contemplated by this Section 1.1, Stockholder does not have any obligation to vote the Subject Shares in any particular manner and, with respect to such other matters, Stockholder shall be entitled to vote the Subject Shares in its sole discretion.

1.2 Conditional Power of Attorney. To secure Stockholder’s obligations in accordance with Section 1.1 of this Agreement, Stockholder hereby appoints Parent as the Stockholder’s attorney in fact and proxy with full power of substitution and resubstitution, and grants Parent the power to affirmatively vote (including via proxy), and to execute written consents with respect to, all of the Subject Shares in favor of, and not withdraw or modify any such vote with respect to, approving and adopting the Merger Agreement and the transactions contemplated thereby if, and only if, the Stockholder fails to comply with the provisions of Section 1.1. Such appointment will be irrevocable for the term of this Agreement and is coupled with an interest, including for purposes of Section 212 of the DGCL. The appointment will survive the merger or reorganization of the Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement in accordance with Section 5.2. Notwithstanding the foregoing, Parent may terminate this proxy at any time in its sole discretion by written notice provided to the Stockholder.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder represents and warrants to Parent that:

2.1 Organization; Authorization; Binding Agreement. To the extent that Stockholder is an entity, Stockholder is duly organized and validly existing under the laws of the jurisdiction of its formation or incorporation and Stockholder has duly authorized its execution, delivery and performance of this Agreement. Stockholder has full power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by Stockholder, and constitutes a legal, valid and binding obligation of Stockholder enforceable against Stockholder in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

2.2 Non-Contravention. The execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of Stockholder’s obligations hereunder and the consummation by Stockholder of the transactions contemplated hereby will not, (a) conflict with, or result in any violation or breach of, or constitute a default on the part of the Stockholder under, any Applicable Law applicable to Stockholder or Stockholder’s Subject Shares and, to the extent that such Stockholder is an entity, the organizational or governing documents of such Stockholder, (b) conflict with or result in a violation or breach of, or constitute a default on the part of Stockholder under, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder or its assets are bound, or (c) except as may be required by Applicable Laws, require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person (including any Governmental Authority) under any Applicable Law, in case of each of clauses (a), (b) and (c), except as would not reasonably be expected to prevent, impair or materially delay Stockholder’s timely performance of its obligations under this Agreement.

2.3 Ownership of Subject Shares. Stockholder is, and (except with respect to any Company Common Stock, other Company Securities or Common Units Transferred in accordance with Section 4.1 hereof) will remain, the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Subject Shares (together with any shares of Company Common Stock, other Company Securities or Common Units which such Stockholder may acquire at any time in the future during the term of this Agreement, the “Stockholder Securities”). Other than the Subject Shares, Stockholder does not hold or have any beneficial ownership interest in any other shares of Company Capital Stock, Common Units or any option, warrant, call, proxy, commitment, right or other Company Securities convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing (each, an “Equity Interest”). The Subject Shares and the certificates, if any, representing the Subject Shares owned by the Stockholder are now, and, subject to Section 4.1, such Subject Shares and any additional Stockholder Securities such Stockholder may acquire in the future during the term of this Agreement will be, held by Stockholder or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and contracts of any kind, except for any such Liens arising hereunder, any applicable restrictions on transfer under the Securities Act and any Liens that would not impair the Stockholder’s ability to timely perform his/her/its obligations hereunder (collectively, “Permitted Liens”).

2.4 Voting Power. Subject to this Agreement and any agreement of Stockholder or any of its Affiliates made available to Parent prior to execution of this Agreement for any borrowed money, advance or extension of credit or the pledge, hypothecation or other granting of a security interest in any Subject Shares to one or more banks or financial institutions as bona fide collateral or security for any such loan, advance or extension of credit (each such agreement, a “Loan Agreement”), Stockholder has full and sole power and authority to direct the voting of, and full and sole power of disposition with respect to, all of the Subject Shares. Other than any Loan Agreement, none of the Subject Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares with respect to the Merger Agreement that would adversely affect Stockholder’s ability to comply with this Agreement, except as provided hereunder.

2.5 Proceedings. As of the time of execution of this Agreement, there is no Proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder at law or equity before or by any Governmental Authority that would reasonably be expected to prevent, impair or materially delay Stockholder’s timely performance of its obligations under this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Stockholder that:

3.1 Organization; Authorization. Parent is duly organized and validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction). The consummation of the transactions contemplated hereby are within Parent’s corporate powers and have been duly authorized by all necessary corporate action on the part of Parent. Parent has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated thereby.

3.2 Binding Agreement. Parent has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

3.3 No Other Representations. Parent hereby acknowledges and agrees that, except for the representations and warranties of Stockholder expressly set in ARTICLE II of this Agreement, none of Stockholder, its Affiliates, any Representative of any of the foregoing or any other Person has made, and neither Parent or any other Person has relied on, any representation or warranty regarding Stockholder, the sufficiency of the representations and warranties set forth herein or any other matter in connection with the entry by Stockholder into this Agreement.

ARTICLE IV.

ADDITIONAL COVENANTS OF STOCKHOLDER

4.1 No Transfer; No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement or any Loan Agreement, from and after the date hereof and until the termination of this Agreement in accordance with Section 5.2, Stockholder shall not, directly or indirectly, (a) create any Lien on any or all of the Stockholder Securities, except for any Permitted Liens, (b) transfer, sell, assign, gift, exchange, tender, hypothecate, hedge, pledge or otherwise dispose of (collectively, “Transfer”) any of the Stockholder Securities, (c) grant or permit the grant of any proxy or power of attorney with respect to any of the Stockholder Securities to the extent inconsistent with such Stockholder’s obligations hereunder, or (d) deposit or permit the deposit of any of the Stockholder Securities into a voting trust or enter into a voting agreement or arrangement with respect to any of the Stockholder Securities, in each case except as may be necessary or advisable in connection with Stockholder’s performance of its obligations hereunder. Notwithstanding the foregoing, Stockholder may Transfer any of the Stockholder Securities to any Affiliate of Stockholder under common control with Stockholder, only if such transferee of such Stockholder Securities takes and holds such Stockholder Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the termination of this Agreement in accordance with Section 5.2 (a “Permitted Transfer”); provided, that no such Transfer shall relieve Stockholder of any of its obligations under this Agreement. To the fullest extent permitted by law, if any involuntary Transfer of any of the Stockholder Securities shall occur (including, but not limited to, a sale by Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Stockholder Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the termination of this Agreement in accordance with Section 5.2.

4.2 Adjustments. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock of the Company that affects the Subject Shares, the terms of this Agreement shall apply to the resulting securities.

4.3 No Solicitation. From and after the date hereof until this Agreement shall have been validly terminated in accordance with Section 5.2, Stockholder, solely in its capacity as a stockholder of the Company, shall not, and shall not authorize or permit any of its Representatives to and it shall direct its Representatives not to, directly or indirectly (other than with respect to Parent, Acquirer, Merger Sub and Merger Sub II), (A) solicit, assist, initiate, propose, induce the making, submission or announcement of or otherwise knowingly encourage or facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal, (B) authorize, engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding any inquiries, proposals or offers that constitute, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal, (C) furnish to any Third Party any information or provide to any Third Party access to the businesses, properties, assets, books, records or personnel of the Company or any of its Subsidiaries, in each case for the purpose of encouraging or facilitating any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal, (D) approve, endorse or recommend an Acquisition Proposal, or publicly propose to accept, approve, endorse or recommend any publicly announced Acquisition Proposal or (E) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, or other similar Contract with respect to an Acquisition Proposal; or (F) propose, resolve, authorize, agree or commit to do any of the foregoing. Notwithstanding anything to the contrary in this Agreement, solely to the extent the Company or its Representatives is permitted to take certain actions set forth in Section 6.02 of the Merger Agreement or participate in discussions or negotiations with respect to an Acquisition Proposal, Stockholder may (and may permit its Affiliates and Representatives to) take such actions and participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal solely to the extent permitted by the Special Committee.

4.4 Dissenter’s Rights. Stockholder forever and irrevocably waives and agrees that it/he/she will not exercise any dissenter’s or appraisal rights available to Stockholder with respect to the Merger pursuant to Section 262 of the DGCL or any other Applicable Law.

4.5 Formation of Groups. Unless and until the termination of this Agreement in accordance with Section 5.2, Stockholder agrees that it shall not, and shall cause each of its controlled affiliates not to, become a member of a “group” with respect to any Stockholder Securities (as defined under Section 13(d) of the Exchange Act) for the purpose of opposing or competing with or taking any actions in opposition to or competition with the transactions contemplated by the Merger Agreement.

ARTICLE V.

MISCELLANEOUS

5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by email (provided that no “bounce-back” or similar notice is received by the electronic mail sender within two (2) hours thereafter indicating that such electronic mail was undeliverable or otherwise not delivered) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party under this provision): (i) if to Parent, in accordance with the provisions of the Merger Agreement and (ii) if to Stockholder, to Stockholder’s address or e-mail address set forth on a signature page hereto, or to such other address or e-mail address as Stockholder may hereafter specify in writing for the purpose by notice to Parent.

5.2 Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the date of any Prohibited Amendment that is effected without Stockholder’s prior written consent or (d) the written consent of Stockholder and Parent. Upon termination of this Agreement as to any Party, such Party shall not have any further obligations or liabilities under this Agreement; provided, however, that the provisions of this ARTICLE V shall survive any termination of this Agreement. A “Prohibited Amendment” means any one or more amendments or modifications of any provision of the Merger Agreement (as in effect on the date hereof) in a manner that (i) reduces the amount of the Aggregate Consideration Per Share or imposes any material restrictions on or additional material conditions on the payment from and after the

Effective Time of the Aggregate Consideration Per Share (excluding, for the avoidance of doubt, as a result of any changes to the total number of Class A Common Stock plus Common Units outstanding immediately prior to the Effective Time), (ii) changes the form of any consideration payable thereunder (excluding, for the avoidance of doubt, as a result of any election by the holders of Eligible Shares), (iii) changes the relative amount of cash and number of shares of Parent Class A Common Stock payable under the Merger Agreement, including any amendment, modification or waiver of any of the definitions set forth or referenced in Section 2.03(a) of the Merger Agreement that would have the effect of, or otherwise result in, a change to the relative amount of cash and number of shares of Parent Class A Common Stock payable upon the consummation of the Merger or (iv) amends or modifies Article II of the Merger Agreement, or Sections 4.15(m), 5.21, 5.22, or 6.16(b) of the Merger Agreement in a manner that would reasonably be expected to prevent (A) the Corporate Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (B) the delivery to Parent on the Closing Date, but before the Effective Time, of the First Closing Tax Opinion or (C) the delivery to the Company on the Closing Date, but before the Effective Time, of the Second Closing Tax Opinion; provided, that any amendments, modifications or waivers of any provision of the Merger Agreement resulting from any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock of the Company or any other changes to the capitalization of the Company shall be deemed not to be a Prohibited Amendment.

5.3 Amendments and Waivers. Any provision of this Agreement may be amended or waived only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4 Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated.

5.5 Binding Effect; Benefit; Assignment. Except as otherwise expressly provided herein, the Parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except as provided in Section 5.16 (which will be to the benefit of the Persons referred to in such Section); provided, that the Company may rely upon this Agreement and enforce the provisions hereof as an intended and express third-party beneficiary. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Applicable Law or otherwise) without the prior written consent of the other Party; provided that, solely in connection with a Permitted Transfer, the Stockholder may assign this Agreement to any Affiliate of Stockholder under common control with Stockholder to whom Stockholder has made such Permitted Transfer. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the limitations regarding assignment herein, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 5.5 shall be null and void ab initio.

5.6 Governing Law; Venue. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules that would cause the application of law of any jurisdiction other than those of the State of Delaware. The Parties agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if that court does not have subject matter jurisdiction, the state or federal courts in the State of Delaware (the “Delaware Courts”). Each Party

hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by such courts. Each Party agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 5.1 or in any other manner permitted by law. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.6.

5.7 Enforcement of Agreement. The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such harm. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court to which the Parties have submitted under Section 5.6, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such parties has an adequate remedy at law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason.

5.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall be one (1) and the same instrument. Delivery of an executed counterpart hereof by facsimile or other electronic transmission (including email or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of an original counterpart hereof.

5.9 Entire Agreement. This Agreement, together with the other documents and instruments referred to herein, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties hereto and their Affiliates, or any of them, related to the subject matter hereof.

5.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

5.11 Headings. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.12 Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement; and (f) neither the Company nor any of its Subsidiaries shall be construed to be a Subsidiary or Affiliate of Stockholder.

5.13 Capacity as Stockholder. Notwithstanding anything herein to the contrary, (a) Stockholder signs this Agreement solely in Stockholder’s capacity as a beneficial owner of the Subject Shares, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of Stockholder, any Affiliate thereof or any of their respective Representatives or designees in its capacity, if applicable, as an officer, director, employee or agent of the Company, and (b) nothing herein shall in any way restrict a director, officer, employee or agent of the Company in the taking of any actions (or failure to act) in his or her capacity as such, or in the exercise of his or her fiduciary duties as a director or officer of the Company or otherwise, or prevent or be construed to create any obligation on the part of any director, officer, employee or agent of the Company from taking any action in his or her capacity as such.

5.14 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Special Committee has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the DGCL, the certificate of incorporation, the bylaws or any similar organizational document of the Company, the Merger Agreement, the Support Agreements and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Mergers, (ii) the Merger Agreement is executed by all parties thereto and (iii) this Agreement is executed and delivered by all Parties.

5.15 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to Stockholder, and Parent shall not exercise any power or authority to direct Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein. This Agreement shall in no way be deemed to constitute a transfer of any Stockholder Securities.

5.16 Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, or any document, certificate or instrument delivered in connection herewith or otherwise (together, the “Transaction Documents”), each Party acknowledges and agrees, on behalf of itself and its respective Related Persons (as defined below), that all Proceedings that may be based upon, in respect of, arise under, out of, by reason of, be connected with, or relate in any manner to (a) this Agreement or any Transaction Document or the transactions contemplated hereby or thereby, (b) the negotiation, execution or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, any of the foregoing documents), (c) any breach or violation of this Agreement or any other Transaction Document or (d) the failure of the transactions set forth on this Agreement or any Transaction Document to be consummated, in each case may be made only against (and are those solely of) the Persons that are expressly identified parties to such Transaction Document. In furtherance and not in limitation of the foregoing, each Party acknowledges and agrees, on behalf of itself and its respective Related Persons, that no recourse under this Agreement or any other Transaction Document or in connection with any transactions contemplated hereby or thereby shall be sought or had against any such other Person and no such other Person shall have any liabilities (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil or any other theory or doctrine) of any nature whatsoever arising under, out of, in connection with or related in any manner to the items in the preceding clauses (a) through (d), it being expressly agreed and acknowledged that no liabilities whatsoever shall attach to, be imposed on or otherwise be incurred by any direct or indirect, past, present or future shareholder, equity holder, controlling person, member, partner (limited or general), manager, director, officer, employee, lender, financing source, Affiliate, agent or other representative of any Person or any Affiliate of such Person (collectively, with such Person’s assignees, successors and assigns, the “Related Persons”), through the Company, its Subsidiaries or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of any party hereto, as applicable, by the enforcement of any assessment or by any legal or equitable actions, suits, claims, investigations or proceedings, by virtue of any Applicable Law, or otherwise. The Parties acknowledge and agree that the Related Persons are intended third-party beneficiaries of this Section 5.16. Nothing in this Agreement precludes the Parties or any Related Persons from exercising any rights under the Merger Agreement or any other agreement to which they are specifically a party or an express third-party beneficiary thereof, and nothing in this Agreement shall limit the liability or obligations of any Related Person under any other agreement to which they are specifically a party.

5.17 Special Committee Approval. Notwithstanding any provision to the contrary, no amendment or waiver of any provision of this Agreement shall be made without first obtaining the approval of the Special Committee. The Special Committee shall direct enforcement of the Company’s third-party beneficiary rights under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned Parties has executed this Agreement on the date set forth in the introductory clause above.

CLEARWATER ANALYTICS HOLDINGS, INC.

By:
Name:
Title:

[STOCKHOLDER]

By:
Name:
Title:
Address:
E-Mail Address:

Annex C

EXECUTION VERSION

AMENDMENT NO. 1 TO

THE TAX RECEIVABLE AGREEMENT

This AMENDMENT NO. 1 TO THE TAX RECEIVABLE AGREEMENT (this “Amendment”) is dated as of January 10, 2025, and is among Enfusion, Inc., a Delaware corporation (the “Corporate Taxpayer”), and each of the undersigned parties (each, excluding Enfusion Ltd. LLC, a Delaware limited liability company (“Opco”), a “TRA Amendment Party”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to such terms in the Tax Receivable Agreement, dated as of October 19, 2021, by and among the Corporate Taxpayer and each of the other persons from time to time party thereto (the “TRA”).

RECITALS

WHEREAS, the TRA Amendment Parties previously entered into the TRA;

WHEREAS, pursuant to Section 7.6(b) of the TRA, the TRA may be amended if such amendment is approved in writing by each of the Corporate Taxpayer and by the TRA Parties who would be entitled to receive at least 50% of the total amount of the Early Termination Payment payable thereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to the TRA since the date of such most recent Exchange prior to such amendment) so long as such amendment does not have a disproportionate effect on the payments one or more TRA Parties receive under the TRA;

WHEREAS, the Board has established a special committee of independent and disinterested members of the Board (the “Special Committee”);

WHEREAS, the Corporate Taxpayer, Opco, Clearwater Analytics Holdings, Inc., a Delaware corporation, Poseidon Acquisition, Inc., a Delaware corporation, Poseidon Merger Sub I, Inc., a Delaware corporation, and Poseidon Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), intend to enter into that certain Agreement and Plan of Merger, to be dated the date hereof, a substantially final draft of which has been provided by the Corporate Taxpayer to each TRA Amendment Party (as may be amended from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, subject to the entry into this Amendment, the Special Committee has unanimously (i) determined that it is advisable, fair to and in the best interests of the Corporate Taxpayer and its stockholders to enter into this Amendment; and (ii) recommended that the Board declare that this Amendment is advisable, fair to and in the best interests of the Corporate Taxpayer and its stockholders and approve this Amendment;

WHEREAS, subject to the entry into this Amendment, the Board, acting upon the recommendation of the Special Committee, has unanimously (i) determined that it is advisable, fair to and in the best interests of the Corporate Taxpayer and its stockholders to enter into this Amendment; and (ii) approved and adopted this Amendment and approved the execution and delivery of this Amendment by the Corporate Taxpayer and the performance by the Corporate Taxpayer of its covenants and other obligations hereunder; and

WHEREAS, the TRA Parties (other than the Corporate Taxpayer) shall be referred to as the “TRA Payment Recipients”.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

AMENDMENT

Section 1.1. Amendment. Subject to the occurrence of the consummation of the Qualifying Change of Control (as defined below), the following is hereby added at the end of Section 4.2 of the TRA:

“Notwithstanding the foregoing or anything elsewhere in this Agreement, this Agreement shall automatically terminate at the Effective Time (as defined in the Merger Agreement) (the “Qualifying Change of Control”), without the taking of any further action by the Corporate Taxpayer or any other Person; provided, that the Amendment (as defined below) and the provisions thereof and, in each case, any Person’s rights or obligations thereunder shall expressly survive termination of this Agreement. From and after the consummation of the Qualifying Change of Control, no Early Termination Payment, Tax Benefit Payment or any other payment shall be made to any TRA Payment Recipient pursuant to this Agreement, except for the amount set forth opposite each TRA Payment Recipient on Exhibit A to the Amendment (as defined below) (each, a “TRA Payment”, and collectively, the “TRA Payments”), which TRA Payments shall equal, in the aggregate, (i) $30,000,000 minus (ii) any payments that become payable and are made under this Agreement to the TRA Payment Recipients between the date hereof and the Qualifying Change of Control (such payment as calculated pursuant to clause (i) and (ii), the “Final TRA Payments”) by wire transfer of immediately available funds to an account designated in writing by each TRA Payment Recipient to the Corporate Taxpayer prior to the consummation of the Qualifying Change of Control. As a condition to receiving its portion of the Final TRA Payment, each TRA Payment Recipient shall deliver to the Corporate Taxpayer an acknowledgment and release in the form attached hereto as Exhibit B. The Corporate Taxpayer shall not be required to deliver to the TRA Payment Recipients any schedules, notices and documentation described in Article III or Article IV of this Agreement relating to the calculation and payment of any Final TRA Payment. Upon receipt by a TRA Payment Recipient of its respective Final TRA Payment, the Corporate Taxpayer, Opco and their Affiliates (including their Affiliates following the Qualifying Change of Control) shall have no further payment or other obligation (past, present or future) under this Agreement (except for the obligations under the Amendment) to such TRA Payment Recipient or any other Person claiming through such TRA Payment Recipient on account of such TRA Payment Recipient’s interest in this Agreement, and such TRA Payment Recipient’s respective Final TRA Payment shall be in full satisfaction of all amounts to which such TRA Payment Recipient is or would be entitled under this Agreement. For purposes of this Agreement, the “Amendment” shall mean that certain Amendment No. 1 to the Tax Receivable Agreement, dated as of January 10, 2025, by and among the Corporate Taxpayer, Opco and the TRA Parties party thereto, as amended, supplemented or otherwise modified from time to time and together with the annexes, schedules and exhibits thereto.”

Section 1.2. Intended Tax Treatment. Notwithstanding anything to the contrary in the TRA, this Amendment or the Merger Agreement, the parties hereto agree that for United States federal income tax purposes (including Section 743 of the Code) and for similar purposes of state, local and foreign law, as applicable, (a) the portion of the Final TRA Payments paid to TRA Payment Recipients that is attributable to Units that were sold or exchanged by the TRA Payment Recipient to the Corporate Taxpayer is intended to be treated as additional consideration paid to such TRA Payment Recipients with respect to such Units, with a portion of such additional consideration treated as imputed interest to the extent required by law (as reasonably determined by the Corporate Taxpayer), (b) the portion of the Final TRA Payments paid to TRA Payment Recipients that is attributable to Units held by such TRA Payment Recipients as of the LLC Merger Effective Time (as defined in the Merger Agreement) shall, as a result of this Agreement and the Merger Agreement, be treated as additional consideration payable in the LLC Merger (as defined in the Merger Agreement) in respect of the Units cancelled therein (the “Additional Unit Consideration”) (provided, that for administrative convenience, the Additional Unit Consideration may be paid by the Corporate Taxpayer on behalf of the entity that is the sole owner of Merger Sub II for U.S. federal income tax purposes), and (c) without duplication of TRA Payment Recipients that receive Final TRA Payments in respect of foregoing clauses (a) or (b), the portion of the Final TRA Payments paid to TRA Payment Recipients that held interests in a Blocker prior to the Reorganization shall be treated as other property or money received by reason of the Reorganization under Section 356 of the Code (the “Intended Tax Treatment”). The TRA Payment Recipients, on the one hand, and the purchaser in the Qualifying Change of Control and the Corporate Taxpayer, on the other hand, (i) shall promptly provide each other with such additional information and assistance as reasonably requested by the other party in connection with tax reporting matters relating to the payments contemplated by this Amendment, and (ii) shall cooperate in good faith after the date hereof (but prior to the consummation of the Qualifying Change of Control) to allocate the Final TRA Payments among each of the categories set forth in clauses (a) through (c) above. As part of the Intended Tax Treatment, the Final TRA Payments hereunder will be further allocated to and among the assets of Opco for purposes of Section 743 and Section 755 of the Code and otherwise as required for purposes of the Code as reasonably determined by the Corporate Taxpayer consistent with the applicable provisions of the Code and the regulations thereunder. The parties hereto shall file all Tax Returns in a manner consistent with the Intended Tax Treatment hereunder and shall not take a position on any Tax Return or in connection with any administrative or judicial or similar proceeding in respect of Taxes that is inconsistent with the Intended Tax Treatment, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code.

Section 1.3. Effectiveness. This Amendment shall become effective as of the date hereof. In the event that the Merger Agreement is (a) terminated in accordance with its terms prior to the Qualifying Change of Control or (b) amended or modified in a manner that (i) reduces the amount of Aggregate Consideration Per Share, (ii) changes the form of any consideration payable under the Merger Agreement, (iii) changes the relative amount of cash and number of shares of Parent Class A Common Stock payable under the Merger Agreement, including any amendment, modification or waiver of any of the definitions set forth or referenced in Section 2.03(a) of the Merger Agreement that would have the effect of, or otherwise result in, a change to the relative amount of cash and number of shares of Parent Class A Common Stock payable upon the consummation of the Merger, or (iv) amends or modifies Article II of the Merger Agreement, or Sections 4.15(m), 5.21, 5.22, or 6.16(b) of the Merger Agreement in a manner that would reasonably be expected to prevent (A) the Corporate Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (B) the delivery to Parent on the Closing Date, but before the Effective Time, of the First Closing Tax Opinion or (C) the delivery to the Company on the Closing Date, but before the Effective Time, of the Second Closing Tax Opinion, then (x) this Amendment shall be void and shall have no further force and effect, (y) the TRA shall be deemed not to have been amended hereby and (z) any Tax Benefit Payments that would have been payable to the TRA Parties pursuant to the TRA, but for the modification set forth in this Amendment, shall thereafter become payable to such TRA Parties in accordance with the terms of the TRA.

Section 1.4. Effect of Amendment and Waiver. This Amendment shall not constitute an amendment, waiver or modification of any other provision of the TRA not expressly referred to in this Amendment. Except as specifically modified, amended or waived hereby, the TRA shall remain unchanged and in full force and effect. References in the TRA to “this Agreement”, “herein”, “hereunder”, “hereto”, “hereof” and words of similar import shall refer to the TRA as amended hereby, and references to the date of the TRA, and references to the “date hereof”, “the date of this Agreement” or words of similar meaning in the TRA, shall continue to refer to October 19, 2021.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Each of the parties hereto represents and warrants to the other parties hereto as follows (which representations and warranties shall survive until the expiration of the applicable statute of limitations):

Section 2.1. Authorization of Transaction. Such party has all requisite power and authority (corporate or otherwise) to execute and deliver this Amendment and to perform its obligations hereunder. The execution and delivery by such party of this Amendment and the performance by such party of this Amendment and the consummation by such party of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of such party. This Amendment has been duly and validly executed and delivered by such party and constitutes a valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, legal requirements and judicial decisions from time to time in effect which affect creditors’ rights generally.

Section 2.2. Authorization of Transaction. Neither the execution and delivery by such party of this Amendment, nor the consummation by such party of the transactions contemplated hereby, will (i) conflict with or violate any provision of the organizational documents of such party, (ii) require on the part of such party any notice to or filing with, or any permit, authorization, consent or approval of, any governmental entity or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such party or any of its properties or assets.

Section 2.3. No Other Representations. Such party acknowledges that no Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Corporate Taxpayer furnished or made available to such party and its representatives in connection with entering into this Amendment except as expressly set forth in this Amendment, the TRA, any definitive document related to the Qualifying Change of Control or the other documents entered into in connection with the transactions contemplated by any definitive document related to the Qualifying Change of Control.

ARTICLE III

MISCELLANEOUS

Section 3.1. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (a) on the date of delivery if delivered personally, or by facsimile or email with confirmation of transmission by the transmitting equipment or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Corporate Taxpayer, to:

Enfusion, Inc. 125 South Clark Street, Suite 750 Chicago, IL 60603
Attn:	General Counsel
Email:	matt.campobasso@enfusion.com

with a copy to:

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Attn:	Mark E. Thierfelder

Eric S. Siegel
Michael S. Darby
Sarah Kupferman
Email:	Mark.Thierfelder@dechert.com
Eric.Siegel@dechert.com
Michael.Darby@dechert.com
Sarah.Kupferman@dechert.com

and

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210
Attn:	Joshua M. Zachariah
Gregg L. Katz
James Ding
Email:	jzachariah@goodwinlaw.com
gkatz@goodwinlaw.com
jding@goodwinlaw.com

If to the TRA Parties, to the respective addresses, fax numbers and email addresses set forth in the records of OpCo.

Any party may change its address, fax number or email by giving the other party written notice of its new address, fax number or email in the manner set forth above.

Section 3.2. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Amendment by facsimile transmission or otherwise (including an electronically executed signature page) shall be as effective as delivery of a manually signed counterpart of this Amendment.

Section 3.3. Entire Agreement; No Third Party Beneficiaries. This Amendment constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Amendment shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Amendment, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Amendment.

Section 3.4. Governing Law. This Amendment shall be governed by, and construed in accordance with, the law of the State of New York.

Section 3.5. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 3.6. Successors; Assignment; Amendments; Waivers. All of the terms and provisions of this Amendment shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives.

Section 3.7. Titles and Subtitles. The titles of the sections and subsections of this Amendment are for convenience of reference only and are not to be considered in construing this Amendment.

Section 3.8. Resolution of Disputes. The provisions of Section 7.8 of the TRA are incorporated herein by reference, mutatis mutandis.

Section 3.9. Electronic Signature. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Amendment or any document to be signed in connection with this Amendment shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

[The remainder of this page is intentionally blank]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

ENFUSION LTD. LLC

By:	/s/ Oleg Movchan
Name:	Oleg Movchan
Title:	Chief Executive Officer

ENFUSION, INC.

By:	/s/ Oleg Movchan
Name:	Oleg Movchan
Title:	Chief Executive Officer

TRA PARTY:

FTV IV, L.P.

By:	FTV Management IV, L.L.C., its general partner

By:	/s/ Brad Bernstein
Name:	Brad Bernstein
Title:	Managing Member

CSL TECH HOLDINGS, LLC

By:	/s/ Oleg Movchan
Name	Oleg Movchan
Title:	Manager

ISP V-B EF LP

By:	/s/ Louis D. Thorne
Name:	Louis D. Thorne
Title:	Authorized Signatory

ISP V MAIN FUND EF LLC

By:	/s/ Louis D. Thorne
Name:	Louis D. Thorne
Title:	Authorized Signatory

Exhibit A

TRA Payment Schedule

Exhibit B

Acknowledgement and Release

Annex D

200 West Street | New York, NY 10282-2198 Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

January 10, 2025

Special Committee of the Board of Directors

Enfusion, Inc.

125 South Clark Street Suite 750

Chicago, IL 60603

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Clearwater Analytics Holdings, Inc. (“Parent”) and its affiliates) of the outstanding shares of Class A common stock, par value $0.001 per share (the “Shares”), of Enfusion, Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of January 10, 2025 (the “Agreement”), by and among the Company, Enfusion Ltd. LLC (the “Operating Company”), Parent, Poseidon Acquirer, Inc., a direct, wholly-owned subsidiary of Parent, Poseidon Merger Sub I, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and Poseidon Merger Sub II, LLC, an indirect wholly owned subsidiary of Parent (“Merger Sub II”). Pursuant to the Agreement, and on the terms and subject to the conditions set forth in the Agreement, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than any Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive, at the election of the holder thereof, either (i) (x) $5.85 in cash, plus (y) that number of shares of Class A common stock, par value $0.001 per share, of Parent (the “Parent Class A Common Stock”) equal to (a) if the Final Parent Stock Price (as defined in below) is less than or equal to $25.0133, 0.2159; (b) if the Final Parent Stock Price is greater than or equal to $30.5718, 0.1766; and (c) if the Final Parent Stock Price is greater than $25.0133 but less than $30.5718, the quotient obtained by dividing $5.40 by the volume-weighted average sales price per share of Parent Class A Common Stock on the New York Stock Exchange, as calculated by Bloomberg Financial LP under the function “VWAP” over the ten consecutive trading days ending on the second trading day immediately prior to the closing of the Merger as more fully set forth in the Agreement (such volume-weighted average sales price, the “Final Parent Stock Price”) (the aggregate of (x) and (y) together, the “Mixed Consideration”), (ii) a number of shares of Parent Class A Common Stock equal to the Exchange Ratio (as defined in the Agreement) (the “Stock Consideration”) or (iii) cash in an amount equal to the Aggregate Consideration Per Share (as defined in the Agreement) (the “Cash Consideration” and, taken in the aggregate with the Mixed Consideration and the Stock Consideration, the “Aggregate Consideration”), in each case subject to proration and certain other procedures and limitations contained in the Agreement, as to which procedures and limitations we express no opinion. In addition, pursuant to the Agreement, and on the terms and subject to the conditions set forth in the Agreement, at the LLC Merger Effective Time (as defined in the Agreement) Merger Sub II will be merged with and into the Operating Company and each outstanding Common Unit (as defined in the Agreement) of the Operating Company will be converted into the right to receive at the election of the holder thereof, either (i) the Mixed Consideration, (ii) the Stock Consideration or (iii) the Cash Consideration, as to which we express no opinion.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and

Special Committee of the Board of Directors

Enfusion, Inc.

January 10, 2025

employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including FTV Management Company GP, L.L.C. (“FTV”) and ICONIQ Capital Management, LLC (“ICONIQ”), each of which is a significant shareholder, or an affiliate of a significant shareholder, of the Company, and Permira Advisers LLC (“Permira”), Warburg Pincus LLC (“Warburg”) and Welsh, Carson, Anderson & Stowe (“WCAS”), each of which is a significant shareholder, or an affiliate of a significant shareholder, of Parent, and any of their respective affiliates and, as applicable, portfolio companies or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transactions”). We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”), in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to FTV and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner in connection with a bank loan to Xplor Technologies, a portfolio company of FTV, in June 2024. We also have provided certain financial advisory and/or underwriting services to ICONIQ and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner with respect to the private offering of senior notes due 2028 of Alteryx, Inc., a portfolio company of ICONIQ, in March 2023; and as bookrunner in connection with a bank loan to Red Ventures LLC, a portfolio company of ICONIQ, in February 2023. We also have provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner with respect to the underwritten secondary public offering of Parent Class A Common Stock in June 2023; and as bookrunner with respect to the underwritten secondary public offering of Parent Class A Common Stock in March 2023. We also have provided certain financial advisory and/or underwriting services to Permira and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner with respect to the underwritten secondary public offering of Class A common stock of Informatica LLC, a portfolio company of Permira, in November 2024; as financial advisor to Alter Domus Sarl, a portfolio company of Permira, in connection with its majority stake sale to Cinven in October 2024; as financial advisor to Permira in connection with its acquisition of Squarespace, Inc. in October 2024; as financial advisor to Flix SE, a portfolio company of Permira, in connection with its minority stake sale to EQT Future and Kühne Holding AG in October 2024; as bookrunner in connection with a bank loan to Genesys Telecommunications Laboratories, Inc., a portfolio company of Permira, in September 2024; as bookrunner with respect to the offering of senior secured floating rate notes by BestSecret Group, a portfolio company of Permira, in June 2024; as financial advisor to Permira in connection with its acquisition of Adevinta ASA in May 2024; as arranger in connection with a bank loan to Alter Domus Sarl, a portfolio company of Permira, in May 2024; as bookrunner in connection with a bank loan to Personal & Infomatik Ag, a portfolio company of Permira, in March 2024; and as bookrunner with respect to the offering of senior notes by The CABB Group, a portfolio company of Permira, in April 2023. We also have provided certain financial advisory and/or underwriting services to Warburg and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as co-manager with respect to the offering of senior notes of WildFire Intermediate Holdings, LLC, a portfolio company of Warburg, in September 2024; as bookrunner with respect to the offering of senior secured notes of wholly owned indirect subsidiaries of Connect Bidco Limited (Inmarsat), a portfolio

Special Committee of the Board of Directors

Enfusion, Inc.

January 10, 2025

company of Warburg, in September 2024; as arranger in connection with a bank loan to Ensemble Health Partners, Inc., a portfolio company of Warburg, in June 2024; as bookrunner with respect to the offering of senior secured notes of Sotera Health Holdings LLC, a portfolio company of Warburg, in May 2024; as bookrunner with respect to the underwritten secondary offering of common stock of Sotera Health Company, a portfolio company of Warburg, in February 2024; as bookrunner in connection with a bank loan to Ensemble Heath Partners, a portfolio company of Warburg, in January 2024; as financial advisor to Warburg Pincus Real Estate (Asia), an affiliate of Warburg, in connection with its minority stake sale of Good Host Spaces in November 2023; as financial advisor to Kestra Financial, Inc., a portfolio company of Warburg, in connection with its sale of Grove Point Financial in September 2023; as financial advisor to Warburg in connection with its acquisition of TIAA FSB (Everbank) in August 2023; and as financial advisor to Summit Medical Group, a portfolio company of Warburg, in connection with its sale to VillageMD in January 2023. We also have provided certain financial advisory and/or underwriting services to WCAS and/or its affiliates and portfolio companies from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as bookrunner in connection with bank loans to Asurion, LLC, a portfolio company of WCAS, in October 2024, July 2023 and February 2023; and as financial advisor to Avetta, LLC, a portfolio company of WCAS, in connection with its sale to EQT Private Equity in July 2024. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent, FTV, ICONIQ, Permira, Warburg and WCAS and their respective affiliates and, as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with FTV, ICONIQ, Permira, Warburg and WCAS and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of FTV, ICONIQ, Permira, Warburg and/or WCAS from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 2023, and the registration statement on Form S-1 of the Company, including the prospectus contained therein, dated October 20, 2021, relating to the initial public offering of the Company’s Class A common stock; annual reports to stockholders and Annual Reports on Form 10-K of Parent for the three years ended December 31, 2023, and the registration statement on Form S-1 of the Company, including the prospectus contained therein, dated September 21, 2021, relating to the initial public offering of the Parent Class A Common Stock; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; certain internal financial analyses and forecasts for the Company, as prepared by the management of the Company and as approved for our use by the Special Committee (collectively, the “Forecasts”); certain tax receivables benefits and payments projections for the Company prepared by its management, as approved for our use by the Special Committee (the “Tax Receivables Projections”); and certain internal financial analyses and forecasts of the tax assets of the Company prepared by its management, as approved for our use by the Special Committee (the “Tax Attribute Projections”). We have also held discussions with members of the senior managements of the Company and Parent regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of Parent and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and the Parent Class A Common Stock; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the electronic technology and technology services industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

Special Committee of the Board of Directors

Enfusion, Inc.

January 10, 2025

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, the Tax Receivables Projections and the Tax Attribute Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or Parent or on the expected benefits of the Transactions in any way meaningful to our analysis. We have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In rendering our opinion, we have not taken into account any differential voting or other rights between the shares of Parent Class A Common Stock and the other classes of shares of common stock of Parent.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement, the Operating Agreement (as defined in the Agreement) or the Tax Receivable Agreement, dated October 19, 2021, by and among the Company and each of the other persons from time to time party thereto (the “Tax Receivable Agreement”) or Transactions, or any term or aspect of any other agreement or instrument contemplated by the Agreement, the Operating Agreement or the Tax Receivable Agreement or entered into or amended in connection with the Transactions, any payments (and any waiver of rights to receive any such payments) pursuant to the Agreement, the Operating Agreement or the Tax Receivable Agreement (other than the payment of the Aggregate Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement, to the extent contemplated herein), any allocation of the Aggregate Consideration, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of shares of Class B common stock, par value $0.001 per share (the “Class B Shares”), of the Company, or any other class of securities, creditors, or other constituencies of the Company, or the cancellation of the Class B Shares pursuant to the Agreement; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Aggregate Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares or Parent Class A Common Stock will trade at any time or as to the potential effects of volatility in the credit, financial and stock markets on the Company or Parent, or the Transactions, or as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee and, with respect to the opinion, the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transactions or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Special Committee of the Board of Directors

Enfusion, Inc.

January 10, 2025

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders of Shares.

Very truly yours,

/s/ GOLDMAN SACHS & CO. LLC
(GOLDMAN SACHS & CO. LLC)

Annex E

General Corporation Law of the State of Delaware, Section 262

§ 262 Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)

If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)

Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and

(ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)

Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)

Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)

At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)

Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)

The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.